Form 10-K, Exhibit 13
period 1993-12-31
INGERSOLL RAND CO
filed 1994-03-30
CIK 50485

EXHIBIT 13
                                                       Page 1 of 64














                                INGERSOLL-RAND COMPANY

                                    ANNUAL REPORT

                                          TO

                                     SHAREOWNERS

                                         FOR

                                         1993

                                                       EXHIBIT 13
                                                       Page 2 of 64


                                  Table of Contents




          Financial Review and Management Analysis  . . . . . . .     3-26

          Consolidated Statement of Income  . . . . . . . . . . .       27

          Consolidated Balance Sheet  . . . . . . . . . . . . . .    28-29

          Consolidated Statement of Shareowners' Equity . . . . .    30-31

          Consolidated Statement of Cash Flows  . . . . . . . . .    32-33

          Notes to Consolidated Financial Statements  . . . . . .    34-62

          Report of Management  . . . . . . . . . . . . . . . . .       63

          Report of Independent Accountants . . . . . . . . . . .       64

                                                       EXHIBIT 13
                                                       Page 3 of 64




                                Ingersoll-Rand Company
                       Financial Review and Management Analysis


          1993 Compared to 1992


          1993 continued to be a year of challenges and accomplishments for the company. We were challenged by striving to exceed the prior year's results while faced with a continued recession in Europe throughout the year. The turnaround in Europe, which we had originally expected by the latter half of 1993 did not occur. However, based on stronger domestic markets, principally in the automotive, housing, industrial and selected construction markets, together with continued benefits from company-wide cost-containment programs, the company was able to meet its operating goals in 1993.

             The company's outlook for 1994 is for a steady improvement in operating results based on continued improvement in our domestic markets combined with a gradual recovery in our international markets throughout the year. These expectations are supported by our aggressive cost-containment programs, our continuing emphasis on total quality management and a focus on reengineering our business processes aimed at accelerating our efficiency gains.

             The company notes two significant events for the year. The first was the full year inclusion of Ingersoll-Dresser Pump Company (IDP) in the company's results. IDP is a joint venture between the company and Dresser Industries, Inc., formed effective October 1, 1992. IDP's operating results in 1993, which are discussed throughout this report, were adversely affected by the European recession, but benefitted from the restructuring plan, which was provided for in 1992 but implemented for the most part during 1993.

             Second, the company adopted, effective January 1, 1993, Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires an accrual for the expected cost of benefits provided by an employer to former or inactive employees after employment but before retirement. These benefits typically are associated with the continuation of medical and life insurance benefits for employees on short- and long-term disability. Previously, these benefits were expensed as incurred. The company elected to adopt this standard in the fourth quarter of

                                                       EXHIBIT 13
                                                       Page 4 of 64



          1993, and recognized the postemployment benefit obligation as of January 1, 1993. The effect of the adoption of SFAS No. 112 for the company totalled $21.0 million ($0.20 per share), net of a $13.5 million tax benefit. Aside from the effect of the adjustment, the adoption of SFAS No. 112 was not material to the company's 1993 financial results and accordingly, the results for the first three quarters of 1993 have not been restated to reflect this adoption.

             A comparison of key financial data between 1993 and 1992 follows:

          o Net sales for 1993 totalled $4.0 billion, 6.3 percent higher than in 1992. Excluding the sales from the pump units contributed to IDP by Dresser, sales would have decreased by approximately two percent.

          o Cost of goods sold in 1993 was 75.0 percent of sales, compared to 76.2 percent in 1992. A partial liquidation of LIFO (last-in, first-out) inventories lowered 1993 costs by $12.5 million ($7.6 million after-tax, or seven cents per share); a similar liquidation in 1992 lowered costs by $5.8 million ($3.6 million after-tax, or three cents per share). Excluding the benefit of the LIFO liquidations, the 1993 cost of goods sold percentage relationship to sales would have been 75.3 percent versus 76.3 percent for 1992. This reduction represented the benefit from the company's continuing programs of aggressive cost-containment and improved volume from some of our domestic markets.

          o  Administrative, selling and service engineering expenses were
             17.6 percent of sales in 1993, compared to 17.1 percent for 1992. The increase was due to the combined effect of including IDP's results for the full year of 1993 and increases in salaries, administrative costs and expenses of a general nature.

          o The 1993 restructure of operations charge totalled $5.0 million and related to the company's decision to sell its underground coal-mining machinery business during the second quarter of the year. The sale of this business was finalized in July 1993. The 1992 restructure charges totalled $80 million, $70 million of which related to the IDP venture and was recorded in last year's fourth quarter. The remaining $10 million charge was recorded in the third quarter of 1992 and related to the company's decision to realign its aerospace bearings business.

                                                       EXHIBIT 13
                                                       Page 5 of 64



          o Interest expense for 1993 was $52.0 million, approximately four percent lower than the $54.1 million reported for 1992. The reduction was due to the combined effect of lower overall outstanding debt and lower effective interest rates in 1993, when compared to 1992.

          o The "other income (expense), net" category is essentially the sum of three activities: (i) foreign exchange, (ii) equity interest in partially-owned equity companies, and (iii) other miscellaneous income and expense items. In 1993, this category totalled a net expense balance of $7.5 million, as compared to only $0.7 million for the prior year. A review of the components of this category show that:

             - foreign exchange activity for 1993 totalled $6.6 million of losses, as compared to $6.2 million of losses in 1992;

             - earnings from equity interests in partially-owned equity companies decreased by approximately $5 million in 1993, when compared to the prior year, principally due to the 1992 sale of the company's interest in one of these equity companies; and

             - other net miscellaneous expense items were approximately one-half of prior-year levels, but 1992 included a gain from the sale of an equity interest in a company, which offset last year's net miscellaneous expense items.

          o Dresser-Rand Company is another partnership between the company and Dresser Industries, Inc. It commenced operations on January 1, 1987, and comprises the worldwide reciprocating compressor and turbomachinery businesses of the two companies. The company's pretax profits from its interest in Dresser-Rand for 1993 totalled $33.1 million, as compared to $27.6 million in the prior year. The improvement in the operating results of Dresser-Rand is attributed primarily to the benefits obtained from cost-containment programs and the efficiencies generated by maintaining volume levels at their manufacturing locations.

                                                       EXHIBIT 13
                                                       Page 6 of 64



          o The Ingersoll-Dresser Pump Company minority interest represents Dresser's interest in the operating results of IDP. In 1993, the minority interest was a charge of $11.6 million, and represented the portion of IDP's earnings that were allocable to our joint venture partner. The 1992 benefit of $35.0 million basically represented the portion of last year's $70 million restructure charge for IDP, which was the responsibility of our joint venture partner. IDP's 1992 fourth quarter results, excluding the restructure charge, were essentially at the break-even level. Overall, the restructuring efforts in IDP have been substantially completed and the company expects to realize the majority of the benefits from these actions in 1994 and beyond.

          o The company's effective tax rate for 1993 was 35.5 percent, which is a modest decrease over the 36.8 percent reported for the prior year. The variance from the 35.0 percent statutory rate was due primarily to the higher tax rates associated with foreign earnings and the effect of state and local taxes.

          o At December 31, 1993, employment totalled 35,143. This represents a net decrease of 165 employees over last year's level of 35,308. Acquisitions added a total of 2,610 employees, while divestitures, attrition and cost-reduction programs reduced total employment by 2,775.


          Liquidity and Capital Resources
          Management continues to maximize efforts to utilize assets and resources in an efficient manner. The following table contains several key measures of the company's financial performance:

                                                  1993      1992      1991
          Working capital (in millions)           $878      $888      $904
          Current ratio                            1.9       1.8       2.2
          Debt-to-total capital ratio            28/72     30/70     23/77
          Average working capital
             to net sales                         22.0%     23.7%     22.8%
          Average days outstanding
             in receivables                       64.1      61.1      61.1
          Average months' supply
            of inventory                           4.4       4.6       4.9

                                                       EXHIBIT 13
                                                       Page 7 of 64



             Ingersoll-Rand, as a large multinational company, maintains significant operations in foreign countries. The movement of the U.S. dollar against foreign currencies has a day-to-day impact on the company's financial position. This impact is not always apparent since the company reports its consolidated results in U.S. dollars. During 1993, many foreign currencies weakened against the U.S. dollar for most of the year and the effect of these foreign currency fluctuations was significant.

             The following highlights the financial results and financial condition of the company's operations, with the impact of currency variations where appropriate:

          o Cash and cash equivalents totalled $228.0 million at December 31, 1993, $11.2 million more than the prior year-end balance of $216.8 million. In evaluating the net change in cash and cash equivalents, cash flows from operating, investing and financing activities, and the effect of exchange rate changes should be considered. Cash flows from operating activities totalled $164.9 million, investing activities used $60.7 million and financing activities used $86.1 million. Exchange rate changes during 1993 decreased cash and cash equivalents by approximately $6.9 million.

          o Marketable securities totalled $6.2 million at the end of 1993, approximately $7.2 million less than the balance at December 31, 1992. Foreign marketable securities decreased by approximately $0.8 million during the year due to foreign exchange rate fluctuations. The remaining reduction was due to the maturity of the various securities and their liquidation into cash and cash equivalents.

          o Receivables totalled $797.5 million at December 31, 1993, compared to $809.6 million at the prior year-end, for a net decrease of $12.1 million. Currency translation decreased the receivable balance during the year by $27.7 million, offset partially by increased receivables, principally from IDP's European operations. The average days outstanding in receivables increased slightly from 1992's level because of the higher mix of international receivables, due to the IDP joint venture, which traditionally carry longer payment terms than domestic receivables.

                                                       EXHIBIT 13
                                                       Page 8 of 64



          o Inventories amounted to $713.7 million at December 31, 1993, $56.6 million lower than last year's level of $770.3 million. This decrease was a result of the company's aggressive inventory control programs, which reduced inventory levels by approximately $36 million. Currency movements accounted for an additional $18.8 million reduction in inventory for the year. Acquisitions less dispositions accounted for the remaining difference. During the last three years, the company has been able to reduce its inventory by more than $100 million (excluding the inventory from the contributed pump units of Dresser). The company's emphasis on inventory control was reflected in the reduction in the average months' supply of inventory, which was 4.4 months at December 31, 1993, compared to 4.6 months at the prior year-end.

          o Prepaid expenses totalled $39.8 million at the end of the year, $15.7 million lower than the balance at December 31, 1992. Foreign exchange activity had the effect of reducing the balance in this account by $0.8 million during the year. The net decrease for the year was split between a general decrease in the company's prepaid expenses and the disposition of certain assets held for sale.

          o Deferred income taxes (current) of $116.9 million at December 31, 1993, represent the deferred tax benefit of the difference between the book and tax values of various current assets and liabilities. A schedule of the components for this balance is in Note 12 of the Notes to Consolidated Financial Statements. The year-end balance represented an increase of approximately $15 million from the December 31, 1992, level. Changes due to foreign currency movements had an immaterial effect on the year's activities.

          o The investment in Dresser-Rand Company totalled $112.6 million at December 31, 1993. This represented a net decrease of approximately $7.1 million from 1992's balance of $119.7 million. The components of the change for 1993 consisted of income for the current year of $33.1 million, a $37.7 million change in the advance account between the entities and a $2.5 million reduction due to currency fluctuations.

                                                       EXHIBIT 13
                                                       Page 9 of 64



          o The investments in partially-owned equity companies at December 31, 1993, totalled $158.6 million, $9.3 million higher than the 1992 balance. The components of this change consisted of income for the current year of $15.6 million, dividends of $3.1 million, a net decrease in the amounts due from these units of $7.6 million and currency movements of $4.4 million.

          o Net property, plant and equipment increased by approximately $28 million in 1993 to a year-end balance of $875.1 million. Fixed assets from acquisitions during 1993 added $25.9 million. Capital expenditures in 1993 totalled $132.0 million, a slight increase over the prior year's level. Foreign exchange fluctuations decreased the net fixed asset values in U.S. dollars by approximately $11.9 million. The remaining net decrease was principally due to depreciation expense.

          o Intangible assets, net, totalled $105.9 million at December 31, 1993, as compared to $113.2 million at December 31, 1992, for a net decrease of $7.3 million. Amortization (which was charged to expense) accounted for a reduction of $5.9 million. The remaining net change was attributable to currency fluctuations and acquisitions during the year.

          o Deferred income taxes (noncurrent) totalled $90.9 million at December 31, 1993. This net deferred asset arose in 1992 primarily because of the tax effects related to the adoption of SFAS No. 106 (Postretirement Benefits Other Than Pensions). The 1993 balance was $13.9 million higher than the 1992 balance, primarily due to the company's adoption of SFAS No. 112 relating to postemployment benefits. A listing of the components which comprised the balance at December 31, 1993, can be found in Note 12 of the Notes to Consolidated Financial Statements.

          o Other assets totalled $130.0 million at year-end, an increase of approximately $16.5 million from the December 31, 1992, balance of $113.5 million. The change in the account balance was primarily due to an increase in prepaid pensions. Foreign exchange activity in 1993 had a minimal effect on the account balance during the year.

                                                       EXHIBIT 13
                                                       Page 10 of 64



          o Accounts payable and accruals totalled $762.4 million at December 31, 1993, a decrease of $60.7 million from last year's balance of $823.1 million. The majority of the 1993 reduction related to expenditures made with respect to restructure of operations reserves for IDP, which were established in the fourth quarter of 1992 but not paid until the current year. All other activity, including acquisitions, caused an increase of approximately $20 million in this category during the year, while foreign exchange activity decreased this account by approximately $21 million.

          o Loans payable were $206.9 million at the end of 1993, compared to $201.3 million at December 31, 1992. Current maturities of long-term debt, included in loans payable, were $82 million and $17.2 million at December 31, 1993 and 1992, respectively. Excluding the current maturities of long-term debt, short-term borrowings decreased by approximately $49.5 million during 1993. This balance can be attributed to a decrease in foreign short-term debt and a reduction in the total loans outstanding during 1993 of $4.2 million due to foreign currency fluctuations.

          o Long-term debt, excluding current maturities, totalled $314.1 million at December 31, 1993, compared to $355.6 million at December 31, 1992, a net decrease of $41.5 million. This net decrease was the result of additions to long-term debt of $101.8 million reduced by transfers to loans payable for current maturities and a $0.6 million reduction from foreign currency fluctuations. The additions to long-term debt primarily represented, the February 3, 1993, issuance by the company of $100 million of notes at 6 7/8% per annum, which are not redeemable prior to maturity in 2003. The proceeds from these notes were used to redeem $68 million of the company's outstanding 8.05% Debentures Due 2004 and for general corporate purposes.

          o Postemployment benefits at December 31, 1993, totalled $515.8 million, an increase of $21.3 million over the December 31, 1992, balance. Postemployment benefits include medical and life insurance postretirement benefits, long-term pension accruals and other noncurrent postemployment accruals. Postemployment benefits represent the company's noncurrent liability in accordance with SFAS Nos. 87, 106 and 112. SFAS No. 112 was adopted as of January 1, 1993. See Notes 13 and 14 of the Notes to Consolidated Financial Statements for additional information.

                                                       EXHIBIT 13
                                                       Page 11 of 64



          o Ingersoll-Dresser Pump Company minority interest, which represents Dresser's interest in the IDP joint venture, totalled $146.3 million and $146.2 million at December 31, 1993 and 1992, respectively. Earnings allocable to IDP's minority interest totalled $11.6 million for 1993, which were virtually offset by translation adjustments and final valuation modifications.

          o Other liabilities (noncurrent) at December 31, 1993, totalled $24.9 million, which were $6.9 million higher than the balance at December 31, 1992. The net increase for 1993 represented changes to various accruals, which are not expected to be paid out in the company's next business cycle. These accruals generally cover environmental obligations, legal accruals, and other contractual obligations.

             Other information concerning the company's financial resources, commitments and plans is as follows:

             The average amount of short-term borrowings outstanding, excluding current maturities of long-term debt, was $159.1 million in 1993, compared to $166.5 million in 1992. The weighted average interest rate during 1993 was 7.8%, compared to 10.4% during the previous year. The decrease in the 1993 average amount of short-term borrowings outstanding was attributable to the company's foreign operations, which used short-term debt financings as a hedge against currency movements.

             The company had $400 million of domestic short-term credit lines at December 31, 1993, and $412 million of foreign credit available for working capital purposes, all of which were unused at the end of the year. These facilities exceed projected requirements for 1994 and provide direct support for commercial paper and indirect support for other financial instruments, such as letters of credit and comfort letters.

             At December 31, 1993, the debt-to-total capital ratio was 28/72, as compared to 30/70 at the prior year-end. The improvement in the ratio at December 31, 1993, was primarily due to the company's continuing program to reduce inventory and control spending to generate cash to reduce the company's overall debt obligations.

                                                       EXHIBIT 13
                                                       Page 12 of 64



             In 1993, foreign currency adjustments decreased shareowners' equity by approximately $31.7 million. The change was due to the strengthening of the U.S. dollar against other currencies in countries where the company has significant operations. Currency fluctuations in the United Kingdom, Canada, France, Italy, Germany, Japan and Spain accounted for virtually all of the change. Inventories, accounts receivable, net property, plant and equipment, accounts payable and loans payable were the principal accounts affected.

             In 1993, the company continued to sell an undivided fractional ownership interest in designated pools of accounts and notes receivables up to a maximum of $125 million. Similar agreements have been in effect since 1987. These agreements expire in one- and two-year periods based on the particular pool of receivables sold. The company intends to renew these agreements at their expiration dates with either the current institution or another financial institution using the basic terms and conditions of the existing agreement. At December 31, 1993 and 1992, $125 million of such receivables remained uncollected.

             Capital expenditures were $132 million in 1993 and 1992. The company continues investing to improve manufacturing productivity, reduce costs and provide environmental enhancements and advanced technologies for existing facilities. The capital expenditure program for 1994 is estimated at approximately $160 million, including carryover from projects approved in prior periods. There are no planned projects that, either individually or in the aggregate, represent a material commitment for the company. Many of these projects are subject to review and cancellation at the option of the company without incurring substantial charges.

             As a result of high inflationary periods in the 1970s, experimental disclosure of supplementary information to measure the effects of inflation on historical financial statements in terms of the constant dollar and current costs was required. While the company presented inflation-adjusted data, the information presented was based on assumptions, estimates and judgments, which were far from precise indicators of the effects of inflation on the company. High inflationary trends have dissipated in recent years and, after a review of the effects of inflation, the company has determined that such information is neither material nor meaningful at this time.

                                                       EXHIBIT 13
                                                       Page 13 of 64



          Environmental Matters
          The company is subject to extensive environmental laws and regulations. We believe that the company, as well as industry in general, will be faced with increasingly stringent laws and regulations in the future. As a result, the company has been and continues to be dedicated to an environmental program to reduce the utilization and generation of hazardous materials during the manufacturing process and to remediate identified environmental concerns. As to the latter, the company currently is engaged in site investigations and remedial activities to address environmental cleanup from past operations at current and former manufacturing facilities.

             During 1993, the company spent approximately $10 million on capital projects for pollution abatement and control and an additional $8 million for environmental remediation expenditures, including operation and maintenance of existing environmental programs. It should be noted that these amounts are difficult to estimate because environmental improvements are generally intertwined with the overall improvement costs at a particular plant, and the accurate estimate of which portion of an improvement or a capital expenditure relates to an environmental improvement is difficult to ascertain. The company believes that these expenditure levels will continue and may increase over time. Given the evolving nature of environmental laws, regulations and technology, the ultimate cost of future compliance is uncertain.

             The company is a party to environmental lawsuits and claims. It has received notices of potential violations of environmental laws and regulations from the Environmental Protection Agency and similar state authorities, and is identified as a potentially responsible party (PRP) for cleanup costs at approximately 29 federal Superfund and state remediation sites. For all sites there are other PRPs and in most instances, the company's site involvement is minimal. While all PRPs may be jointly and severally liable to pay all site investigation and remediation costs, to date, there is no indication the company will be severally liable at any site. Additional lawsuits and claims involving environmental matters are likely to arise from time to time in the future.

                                                       EXHIBIT 13
                                                       Page 14 of 64



             Although uncertainties regarding environmental technology, state and federal laws and regulations and individual site information make estimating the liability difficult, management believes that the total liability for the cost of remediation and environmental lawsuits and claims will not have a material effect on the financial condition or the results of operations of the company for any year.


          Pending Transactions
          On December 22, 1993, Ingersoll-Rand announced that it has agreed to acquire a 12-percent interest in Nuovo Pignone from Ente Nazionale Idrocarburi (ENI), the Italian government-owned energy conglomerate. Nuovo Pignone is a manufacturer of turbines, compressors, pumps, valves and fuel dispensing systems, primarily for energy-related industries.

             The agreement with ENI also calls for General Electric, which leads the consortium, to acquire a 25-percent share and for Dresser Industries to acquire a 12-percent share in Nuovo Pignone. The consortium has invited several Italian banks to acquire up to 20-percent ownership. The remainder of the company will be owned by subsidiaries of ENI (20 percent) and public shareholders (11 percent). The purchase price for the company's interest totals approximately $73 million. The transaction is subject to antitrust review and is expected to close in the first half of 1994.

             On February 22, 1994, Ingersoll-Rand announced that it signed a letter of intent to acquire the sales and service arm of ECOAIR, a subsidiary of MAN Gutehoffnungshutte AG (MAN GHH), based in Oberhausen, Germany. In addition, Ingersoll-Rand will form a 50/50 joint venture company with MAN GHH to develop and manufacture rotary-screw airends -- a key component in certain industrial air compressors. The joint venture, to be based in Oberhausen, primarily will market airends to other worldwide compressor-packaging manufacturers and also supply airends to Ingersoll-Rand. The relevant activities for MAN GHH's screw compressor airend business will be transferred to the new company. The transactions, subject to certain regulatory approvals, are expected to be finalized by mid-1994.

                                                       EXHIBIT 13
                                                       Page 15 of 64



          1992 Compared to 1991
          1992 was a year of accomplishments and challenges for the company. The company succeeded in its efforts to form Ingersoll-Dresser Pump Company (IDP), effective October 1, 1992. The original intent to form this joint venture between the company and Dresser Industries, Inc. (Dresser), was announced in May 1991, but objections from the United States Department of Justice were not dropped until September 1992. The company owns 51 percent of this partnership; therefore, since formation, IDP has been included in the company's consolidated financial statements with Dresser's minority interest in the net assets and financial results of IDP being shown separately.

             It was a challenging year, not only because of IDP and changing economic scenarios during the year, but the company also adopted, effective January 1, 1992, Statements of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and No. 109, "Accounting for Income Taxes."

             SFAS No. 106 requires an accrual for the expected cost of providing postretirement benefits, such as health care and life insurance benefits, during the years that the employees provide service to the company. Previously, these benefits were expensed as incurred. In adopting this standard in the fourth quarter of 1992, the company elected to fully recognize the accumulated postretirement benefit obligation as of January 1, 1992, and accordingly, the company restated its results for the first three quarters of 1992. The effect of the adoption of SFAS No. 106 for the company's worldwide pre-1992 obligation totalled $283.8 million ($2.73 per share), net of a $145.2 million tax benefit.

             In addition, the company incurred an additional after-tax charge of $48.2 million ($0.46 per share) representing the company's share of the effect of the adoption of SFAS No. 106 by Dresser-Rand Company. Therefore, the total after-tax charge to the company for the adoption of SFAS No. 106 was $332.0 million ($3.19 per share).

             SFAS No. 109 changes the method of accounting for income taxes from the deferral method to the liability method. Under the liability method, deferred income taxes are determined based on enacted tax laws and rates which are applied to the differences between the financial statement bases and tax bases of assets and liabilities. The effect of adopting SFAS No. 109 at January 1, 1992, produced an $18.0 million ($0.17 per share) charge to the company.

                                                       EXHIBIT 13
                                                       Page 16 of 64



             Finally, the worldwide economic climate had varying effects on the company's operations during the year. Overall, the domestic construction, industrial and automotive markets were stronger in 1992 than in 1991. Their strength more than offset the weakness in the European markets that developed in the latter part of 1992.

             A comparison of key financial data between 1992 and 1991 follows:

          o Net sales for 1992 totalled $3.8 billion, 5.5 percent higher than in 1991. Excluding the fourth quarter sales from the pump units contributed to IDP by Dresser, the net sales increase would have been two percent.

          o Cost of goods sold in 1992 was 76.2 percent of sales, compared to 76.0 percent in 1991. A partial liquidation of LIFO (last-in, first-out) inventories lowered 1992 costs by $5.8 million ($3.6 million after-tax, or three cents per share); a similar liquidation in 1991 lowered costs by $19.3 million ($12.0 million after-tax, or 12 cents per share). However, 1992 includes the effect of SFAS No. 106 (Postretirement Benefits Other Than Pensions), which added approximately $22.2 million of additional costs in 1992, which were not in 1991's cost of goods sold. Excluding the benefit of the LIFO liquidations and the 1992 effect of SFAS No. 106 from the cost of goods sold figures for the appropriate years, 1992's percentage relationship to sales would have been 75.7 percent versus 76.5 percent for 1991. This reduction represented the benefit from the company's continuing programs of aggressive cost-containment and improved volume increases in our domestic markets.

          o  Administrative, selling and service engineering expenses were
             17.1 percent of sales in 1992, compared to 16.6 percent for 1991. However, 1992 included approximately $7.4 million of additional charges for SFAS No. 106 and, without these charges, the 1992 percentage relationship to sales would have been 16.9 percent. This figure represented a slight increase over 1991 due to the fourth quarter effect of IDP, and increases in salaries, administrative costs and fees of a general nature.

                                                       EXHIBIT 13
                                                       Page 17 of 64



          o The 1992 restructure of operations charge was comprised of the following:

             - $70 million charge in the fourth quarter associated with the
               IDP joint venture. This charge, for the reduction in work force and excess facilities, will transform IDP into a world-class competitor in the pump business. The charge was shared evenly by the partners of IDP; therefore, the minority interest elimination for the restructure was $35.0 million and the company's portion was $35.0 million ($25.7 million after-tax, or $0.25 per share).

             - $10.0 million charge in the third quarter relating to the company's decision to realign its aerospace bearings business due to depressed conditions in the aerospace industry.

             In 1991, the company reported a net benefit of $7.1 million from a first quarter restructure of operations, which included the sale of Schlage Electronics.

          o Interest expense for 1992 was $54.1 million, approximately nine percent lower than the $59.3 million reported for 1991. The reduction was due to lower effective interest rates in 1992, when compared to 1991. At the end of 1992, all short-term debt was related to our foreign operations.

          o Other income (expense) for 1992 was a net expense of $734,000 representing a favorable variance of over $18 million from 1991's net expense figure. The 1992 improvement was generated from increased earnings from partially-owned equity companies, a $15 million gain from the sale of an equity interest in a company and a reduction in costs of a miscellaneous nature. These income improvements were reduced by an $8.7 million unfavorable change in foreign currency, which produced a $6.2 million pretax loss in 1992, as compared to a $2.5 million pretax gain in the prior year.

                                                       EXHIBIT 13
                                                       Page 18 of 64



          o Dresser-Rand Company is another partnership between the company and Dresser Industries, Inc. It commenced operations on January 1, 1987, and comprises the worldwide reciprocating compressor and turbomachinery businesses of the two companies. Effective October 1, 1992, Dresser increased its ownership interest in this partnership to 51 percent from 50 percent. Dresser-Rand, as previously mentioned, adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1992. The effect of this accounting change reduced the company's investment in Dresser-Rand by the pretax effect of approximately $73 million.

             The company's pretax profits from its interest in Dresser-Rand for 1992 totalled $27.6 million, compared to $40.0 million in 1991. Additional charges during 1992 for the postretirement accounting change caused $7.2 million of the year-to-year decrease, while shipment delays on some large orders and a deterioration in operating efficiencies contributed to the balance of the reduction.

          o The Ingersoll-Dresser Pump Company minority interest represents Dresser's interest in the operating results of IDP. This item was a decrease in expense to the company because the entire $70 million restructure of operations charge was a reduction in the company's operating results, and this charge was shared equally between the partners. Excluding the restructure of operations charge from IDP's results for 1992, the partnership generated a minor amount of earnings for its first three months of operation. Overall, the company believes that the full operating benefits of the new venture will not be realized until late 1994.

          o The company's effective tax rate for 1992 was 36.8 percent, which is a slight increase over the 36.0 percent reported for 1991. The variance from the 34.0 percent statutory rate was due primarily to the higher tax rates associated with foreign earnings.

          o At December 31, 1992, employment totalled 35,308. This represents an increase of 4,191 employees over the 1991 level of 31,117. Employees from the pump units contributed by Dresser to IDP totalled 4,741 employees and 1992 acquisitions accounted for another 156 employees. Attrition and cost reduction programs offset these increases by 706 employees.

                                                       EXHIBIT 13
                                                       Page 19 of 64



             The following highlights the financial results and financial condition of the company's operations, with the impact of currency variations where appropriate:

          o Cash and cash equivalents totalled $216.8 million at December 31, 1992, $79.9 million more than the 1991 balance of $136.9 million. In evaluating the net change in cash and cash equivalents, cash flows from operating, investing and financing activities and the effect of exchange rate changes should be considered. Cash flows from operating activities totalled $169.7 million, investing activities used $106.1 million and financing activities provided $24.5 million. Exchange rate changes during 1992 decreased cash and cash equivalents by approximately $8.2 million. In addition, cash and cash equivalents from the pump units contributed by Dresser to IDP accounted for a $10.1 million decrease in the cash used for investing activities.

          o Marketable securities totalled $13.4 million at the end of 1992, approximately $12.1 million more than the balance at December 31, 1991. Marketable securities from pump units contributed by Dresser totalled $15.2 million. Foreign marketable securities decreased by approximately $1.5 million during the year due to foreign exchange rate fluctuations.

          o Receivables totalled $809.6 million at December 31, 1992, compared to $652.3 million at 1991's year-end. The net increase for 1992 of $157.3 million included approximately $130.5 million from the pump units contributed by Dresser to IDP. The remaining increase was due to stronger fourth quarter sales. Currency translation decreased the receivables balance during the year by $39.5 million. The average days outstanding in receivables remained at the 1991 year-end level, but represented a more aggressive domestic collection effort reduced somewhat by a higher mix of international receivables, with longer payment terms than domestic receivables.

                                                       EXHIBIT 13
                                                       Page 20 of 64



          o Inventories amounted to $770.3 million at December 31, 1992, which is $23.4 million higher than 1991's level of $746.9 million. This increase included approximately $100 million of inventory contributed from Dresser's pump units. Excluding this increase from the year-to-year comparison shows that the company's aggressive inventory control programs actually reduced the inventory level by approximately $37 million and currency movements accounted for an additional $40 million reduction in inventory for 1992. During the last three years, the company has been able to reduce its inventory by more than $100 million (excluding the inventory from the contributed pump units of Dresser). The company's emphasis on inventory control is apparent by the reduction in the average months' supply of inventory, which was 4.6 months at December 31, 1992, compared to 4.9 months at the 1991 year-end.

          o Prepaid expenses totalled $55.6 million at the end of 1992, $6.6 million higher than the balance at December 31, 1991. Foreign exchange activity had the effect of reducing the balance in this account by $3.6 million during 1992. The net increase for the year was split between a general increase in the company's prepaid expense activity and from pump units contributed by Dresser.

          o Deferred income taxes (current) of $101.8 million at December 31, 1992, represent the deferred tax benefit between the book and tax values of various current assets and liabilities. A schedule of the components for this balance is in Note 12 of the Notes to Consolidated Financial Statements. The year-end balance represented an increase of approximately $6.2 million from the December 31, 1991, level. Changes due to foreign currency movements had an immaterial effect on the year's activities.

          o The investment in Dresser-Rand Company totalled $119.7 million at December 31, 1992. This represented a net decrease of approximately $22.3 million from 1991's balance of $142.0 million. The components of the change for 1992 consisted of the $73.1 million reduction for the adoption of SFAS No. 106; income for 1992 of $27.6 million; a $26.5 million change in the advance account between the entities and a $3.3 million reduction due to currency fluctuations.

                                                       EXHIBIT 13
                                                       Page 21 of 64



          o The investments in partially-owned equity companies at December 31, 1992, totalled $149.4 million, $6.0 million lower than the 1991 balance. The components of this change consisted of the following:

             - $20.6 million increase from the company's equity earnings in these units;
             - $6.4 million increase in amounts due from these units to the company;
             - $34.7 million decrease from the sale of the company's
               interest in one of these units;
             - $1.4 million decrease for dividends from these units;
             - $7.3 million increase for investments from the contributed pump units of Dresser to IDP; and
             - $4.2 million decrease for the effect of currency
               fluctuations during the year.

          o Net property, plant and equipment increased approximately $64.0 million in 1992 to a year-end balance of $847.1 million. The contributed pump units from Dresser increased net fixed assets during the year by approximately $74.6 million (assets of $225.2 million less accumulated depreciation of $150.6 million). Fixed assets from acquisitions during 1992 added $3.5 million. Capital expenditures in 1992 totalled $131.7 million, a decrease of $9.3 million from 1991. Foreign exchange fluctuations decreased the net fixed asset values in U.S. dollars by approximately $28.1 million. The remaining net decrease was due principally to depreciation expense.

          o Intangible assets, net, totalled $113.2 million at December 31, 1992, as compared to $104.5 million at December 31, 1991, for a net increase of $8.7 million. Increases of $6.1 million during the year came from the contributed pump units of Dresser and acquisitions, as well as an increase in the pension intangible asset of $9.1 million. Reductions came from $5.6 million of amortization with the remainder from the effect of currency fluctuations.

          o Deferred income taxes (noncurrent) totalled $77.0 million at December 31, 1992. This net deferred asset arose in 1992, primarily because of the tax effects related to the adoption of SFAS No. 106. A listing of the components which comprised the December 31, 1992, balance can be found in Note 12 of the Notes to Consolidated Financial Statements.

                                                       EXHIBIT 13
                                                       Page 22 of 64



          o Other assets totalled $113.5 million at year-end, an increase of $1.0 million from the December 31, 1991, balance of $112.5 million. Assets from the contributed pump units accounted for a major portion of this increase. Foreign exchange activity in 1992 had minimal effect on the account balance during the year.

          o Accounts payable and accruals totalled $823.1 million at December 31, 1992, an increase of $201.2 million over 1991's balance of $621.9 million. Liabilities of the contributed pump units from Dresser to IDP accounted for $126.1 million of the increase, and the reserves established for the company's restructure of operations charges during 1992 added another $72 million. All other activity, including the accrual for the current portion of postretirement benefits, caused another $30.1 million increase in this account for 1992. Foreign exchange activity during 1992 decreased accounts payable and accruals by approximately $27 million.

          o Loans payable were $201.3 million at the end of 1992, compared to $118.3 million at December 31, 1991. Current maturities of long-term debt, included in loans payable, were $17.2 million at December 31, 1992, and $8.4 million at December 31, 1991. Excluding the current maturities of long-term debt, short-term borrowings increased by approximately $74.2 million during 1992. Loan balances from the contributed pump units of Dresser accounted for $1.3 million of this increase. The remainder of this balance can be attributed to increases in foreign short-term debt of $93.0 million, offset by a reduction in the value of the total amount of loans outstanding during 1992 of $20.1 million due to foreign currency fluctuations. The company uses foreign short-term debt as a currency hedge, in addition to its traditional role for financing accounts receivables and inventory.

          o Long-term debt, excluding current maturities, totalled $355.6 million at December 31, 1992, compared to $375.8 million at December 31, 1991, a net decrease of $20.2 million. This net decrease was the result of additions to long-term debt of $2.8 million reduced by transfers to loans payable for current maturities and a $1.8 million reduction from foreign currency fluctuations.

                                                       EXHIBIT 13
                                                       Page 23 of 64



          o Postemployment benefits totalled $494.5 million at December 31, 1992. Postemployment benefits represent the company's noncurrent liability in accordance with SFAS Nos. 87 and 106. Postemployment benefits include medical and life insurance postretirement benefits and pensions. See Notes 13 and 14 of the Notes to Consolidated Financial Statements for additional information.

          o Ingersoll-Dresser Pump Company minority interest totalled $146.2 million at December 31, 1992, and represented Dresser's interest in the IDP joint venture at year-end.

          o Other liabilities (noncurrent) at December 31, 1992, totalled $18.0 million, which was approximately $11 million lower than the comparable balance at December 31, 1991. The net decrease for 1992 represented the reduction caused by currency fluctuations during the year and transfers to current liabilities of previously established acquisition reserves.

             On May 6, 1992, the board of directors of the company declared a two-for-one split of the company's common stock. The stock split was made in the form of a stock dividend, payable on June 1, 1992, to shareowners of record on May 19, 1992. All prior year per share amounts have been restated to reflect the stock split. Concurrent with the stock split announcement, the board of directors also increased the regular quarterly cash dividend to a record 17 1/2 cents per common share on a post-split basis.

             Other information concerning the company's financial resources, commitments and plans was as follows:

             The average amount of short-term borrowings outstanding in 1992 was $177.7 million, compared to $239.3 million in 1991. The weighted average interest rate during 1992 was 10.2%, compared to 10.4% during the previous year. The decrease in the 1992 average amount of short-term borrowings outstanding was attributable to the company's foreign operations, which use short-term debt financings as a hedge against currency movements.

             The company had domestic short-term credit lines at December 31, 1992, of $420 million and $280 million of foreign credit available for working capital purposes, all of which were unused at the end of the year. These facilities provide direct support for commercial paper and indirect support for other financial instruments, such as letters of credit and comfort letters.

                                                       EXHIBIT 13
                                                       Page 24 of 64



             At December 31, 1992, the debt-to-total capital ratio was 30/70, as compared to 23/77 at the prior year-end. The change in the ratio at December 31, 1992, was primarily due to the company's adoption of SFAS Nos. 106 and 109, which reduced the company's equity by $350.0 million, effective January 1, 1992. Excluding the effect of these one-time charges, the debt-to-total capital ratio would have been 25/75.

             In 1992, foreign currency adjustments decreased shareowners' equity by approximately $53.3 million. The change is due to the strengthening of the U.S. dollar against other currencies in countries where the company has significant operations. Currency changes in the United Kingdom, Canada, France, Italy, Germany and Spain accounted for over 83 percent of the change. Inventories, accounts receivable, net property, plant and equipment, accounts payable and loans payable were the principal accounts affected.

             In 1992, the company continued to sell an undivided fractional ownership interest in designated pools of accounts and notes receivables up to a maximum of $125 million. Similar agreements have been in effect since 1987. These agreements expire in one- and three-year periods based on the particular pool of receivables sold. The company intends to renew these agreements at their expiration dates with either the current institution or another financial institution using the basic terms and conditions of the existing agreement. At December 31, 1992 and 1991, $125 million of such receivables remained uncollected.


          REVIEW OF BUSINESS SEGMENTS


          Standard Machinery
          Standard Machinery Segment's sales of $1.3 billion were approximately $134.4 million lower than 1992's level. The 1993 sale of the Mining Machinery Group accounted for approximately $50 million of the decline with the balance attributed to weak European markets. Operating income for 1993, before a $5 million restructure of operations charge, totalled $89.6 million, which was slightly below the $90.9 million reported for the prior year. The restructure of operations charge related to the sale of the Mining Machinery Group, which was substantially completed in July 1993.

                                                       EXHIBIT 13
                                                       Page 25 of 64



             The Construction and Mining Group's sales for 1993 were approximately five percent lower than the prior year's level due to the European recession, but the group reported a slight increase in its operating income margin primarily due to a stronger domestic market and cost-containment programs. Sales for the Air Compressor Group also were approximately five percent below 1992's levels because of the weak European markets, but it essentially maintained its operating income margin at the prior year's rate. Mining Machinery Group's operating results for 1992 and for the current year, prior to its sale, were essentially at the break-even level.


          Engineered Equipment
          Engineered Equipment Segment's sales for 1993 totalled $929.6 million, as compared to $645.3 million for 1992. However, 1993 included approximately $300 million of additional sales from the contributed pump units of Dresser to IDP, when compared to last year's total. (See Note 2 of the Notes to Consolidated Financial Statements for additional information on IDP). Operating income in 1993 totalled $30.5 million, which was comparable to last year's operating income of $29.0 million, before a $70 million restructure of operations charge. Last year's restructure of operations charge related to IDP and was for the reduction in work force and excess facilities, which was provided to transform IDP into a world-class competitor in the pump business. The segment's operations in 1993 were adversely affected by the European recession and continued weakness in the pulp and paper industry.

             IDP's sales and operating income for 1993 were hampered by the European recession. However, IDP substantially completed its restructuring activities during 1993 and anticipates significant operating improvements in 1994 from the results of these efforts, assuming that current or slightly higher volume levels are achieved in 1994.

             Process Systems Group's sales in 1993 were lower than in the prior year, principally due to the uncertainties in the pulp and paper industry and the lack of increased pricing for pulp. However, the group's operating income improved over 1992's level based on benefits derived from aggressive cost-containment programs.

                                                       EXHIBIT 13
                                                       Page 26 of 64



          Bearings, Locks and Tools
          In 1993, this segment reported sales of $1.8 billion, a five percent increase over the prior year. Operating income totalled $210.7 million, 25.9 percent higher than the $167.4 million of operating income reported for 1992, before a $10 million restructure of operations charge.

             Bearings and Components sales for 1993 were approximately seven percent higher than the prior year. Operating income for 1993 was well above 1992's level even before considering the negative effect of last year's $10 million restructure of operations charge. The 1992 restructure charge related to the company's decision to realign its aerospace bearings business, which was completed during the second quarter of 1993. Overall, strength in the domestic automobile industry during 1993 and continued benefits from cost-containment programs were the primary reasons for the group's improvement.

             Door Hardware sales were approximately seven percent higher than 1992's level. The improvement in operating income was greater than the increase in sales and established a new record for the group. Continued strength in the domestic housing market and aggressive cost controls contributed to 1993's record operating income.

             The Production Equipment Group's sales for 1993 approximated last year's level. However, the group reported a modest increase in operating income over the amount reported for 1992. Softness in sales throughout the European served area were offset by a stronger domestic market. This domestic strength and cost-containment programs produced the 1993 operating income improvement.

                                                       EXHIBIT 13
                                                       Page 27 of 64



          Consolidated Statement of Income


          In thousands except per share amounts
          For the years ended December 31   1993         1992         1991
          Net sales                   $4,021,071   $3,783,787   $3,586,220
          Cost of goods sold           3,016,690    2,881,861    2,725,059
          Administrative, selling and
            service engineering
            expenses                     707,867      646,687      594,800
          Restructure of operations-
            (charge) benefit              (5,000)     (80,000)       7,090
          Operating income               291,514      175,239      273,451
          Interest expense                51,955       54,129       59,284
          Other income (expense), net     (7,536)        (734)     (18,978)
          Dresser-Rand income             33,090       27,630       40,000
          Ingersoll-Dresser Pump
            Company minority interest    (11,589)      34,988           --
          Earnings before income taxes
            and effect of accounting
            changes                      253,524      182,994      235,189
          Provision for income taxes      90,000       67,400       84,600
          Earnings before effect of
            accounting changes           163,524      115,594      150,589
          Effect of accounting changes
            (net of income tax benefits):
            - Postemployment benefits    (21,000)          --           --
            - Postretirement benefits
                other than pensions           --     (332,000)          --
            - Income taxes                    --      (18,000)          --
          Net earnings (loss)         $  142,524   $ (234,406)  $  150,589
          Earnings per share of
            common stock:
          Earnings before effect
            of accounting changes         $ 1.56       $ 1.11        $1.45
          Effect of accounting changes:
            - Postemployment benefits      (0.20)          --           --
            - Postretirement benefits
                other than pensions           --        (3.19)          --
            - Income taxes                    --        (0.17)          --
          Net earnings (loss) per share   $ 1.36       $(2.25)       $1.45
          See accompanying notes to consolidated financial statements.












                                                       EXHIBIT 13
                                                       Page 28 of 64


          Consolidated Balance Sheet
          In thousands except share amounts
          December 31                                    1993         1992
          Assets
          Current assets:
          Cash and cash equivalents                $  227,993   $  216,832
          Marketable securities                         6,172       13,418
          Accounts and notes receivable, less
            allowance for doubtful accounts of
            $22,089 in 1993 and $23,057 in 1992       797,525      809,646
          Inventories                                 713,690      770,343
          Prepaid expenses                             39,844       55,553
          Deferred income taxes                       116,936      101,839
                                                    1,902,160    1,967,631
          Investments and advances:
          Dresser-Rand Company                        112,630      119,712
          Partially-owned equity companies            158,645      149,389
                                                      271,275      269,101
          Property, plant and equipment, at cost:
          Land and buildings                          521,748      491,899
          Machinery and equipment                   1,143,680    1,143,018
                                                    1,665,428    1,634,917
          Less-accumulated depreciation               790,284      787,813
                                                      875,144      847,104
          Intangible assets, net                      105,855      113,227
          Deferred income taxes                        90,913       76,973
          Other assets                                129,985      113,516
                                                   $3,375,332   $3,387,552
          Liabilities and Equity
          Current liabilities:
          Accounts payable and accruals            $  762,387   $  823,122
          Loans payable                               206,939      201,337
          Customers' advance payments                  24,231       17,839
          Income taxes                                 30,767       37,517
                                                    1,024,324    1,079,815
          Long-term debt                              314,136      355,598
          Postemployment liabilities                  515,787      494,527
          Ingersoll-Dresser Pump Company
            minority interest                         146,331      146,216
          Other liabilities                            24,929       18,021
          Shareowners' equity:
          Common stock, $2 par value, authorized
            400,000,000 shares; issued:
            1993-108,939,462; 1992-108,276,462        217,879      216,553
          Capital in excess of par value               34,917       17,148
          Earnings retained for use in the business 1,268,472    1,199,438
                                                    1,521,268    1,433,139

                                                       EXHIBIT 13
                                                       Page 29 of 64


          Consolidated Balance Sheet  (Continued)
          In thousands except share amounts
          December 31                                    1993         1992

          Less:
          - Treasury stock, at cost                    53,035       53,036
          - Foreign currency equity adjustment        118,408       86,728
          Shareowners' equity                       1,349,825    1,293,375
                                                   $3,375,332   $3,387,552
          Certain amounts have been reclassified for comparative purposes. See accompanying notes to consolidated financial statements.

                                                       EXHIBIT 13
                                                       Page 30 of 64

     Consolidated Statement of Shareowners' Equity

     In thousands except share data
     December 31                                1993         1992         1991

     Common stock, $2 par value:
       Balance at beginning of year       $  216,553   $  107,393   $  107,122
       Exercise of stock options
         and SARs                              1,095          964          164
       Issuance of shares under
         stock plans                             231          135          107
       Two-for-one stock split                    --      108,061           --
       Balance at end of year             $  217,879   $  216,553   $  107,393
     Capital in excess of par value:
       Balance at beginning of year       $   17,148   $  106,265   $  101,983
       Exercise of stock options and
         SARs including tax benefits          14,294       15,592        2,465
       Issuance of shares under
         stock plans                           3,475        3,352        1,817
       Two-for-one stock split                    --     (108,061)          --
       Balance at end of year             $   34,917   $   17,148   $  106,265
     Earnings retained for use
       in the business:
       Balance at beginning of year       $1,199,438   $1,505,881   $1,423,696
       Net earnings (loss)                   142,524     (234,406)     150,589
       Cash dividends                        (73,490)     (72,037)     (68,404)
       Balance at end of year             $1,268,472   $1,199,438   $1,505,881
     Treasury stock-at cost:
       Common stock, $2 par value:
       Balance at beginning of year       $  (53,036)  $  (53,036)  $  (53,036)
       Two-for-one stock split                    --           --           --
       Purchases of stock                         --           --           --
       Disposition of stock                        1           --           --
       Balance at end of year             $  (53,035)  $  (53,036)  $  (53,036)
     Foreign currency
       equity adjustment:
       Balance at beginning of year       $  (86,728)  $  (33,447)  $  (23,341)
       Adjustments due to
         translation changes                 (31,680)     (53,281)     (12,040)
       Sale or liquidation of
         investments                              --           --        1,934
       Balance at end of year             $ (118,408)  $  (86,728)  $  (33,447)
     Total shareowners' equity            $1,349,825   $1,293,375   $1,633,056











                                                       EXHIBIT 13
                                                       Page 31 of 64


     Consolidated Statement of Shareowners' Equity (Continued)

     In thousands except share data
     December 31                                1993         1992         1991
     Shares of Capital Stock
     Common stock, $2 par value:
       Balance at beginning of year      108,276,462   53,696,378   53,561,116
       Exercise of stock options
         and SARs                            547,400      482,175       82,025
       Issuance of shares under
         stock plans                         115,600       67,278       53,237
       Two-for-one stock split                    --   54,030,631           --
       Balance at end of year            108,939,462  108,276,462   53,696,378
     Treasury stock-at cost:
       Common stock, $2 par value:
       Balance at beginning of year        3,672,822    1,836,409    1,836,409
       Two-for-one stock split                    --    1,836,409           --
       Purchases of stock                         --            4           --
       Disposition of stock                      (90)          --           --
       Balance at end of year              3,672,732    3,672,822    1,836,409


     See accompanying notes to consolidated financial statements.































                                                       EXHIBIT 13
                                                       Page 32 of 64

     Consolidated Statement of Cash Flows

     In thousands
     For the years ended December 31              1993        1992        1991

     Cash flows from operating activities:
       Net earnings (loss)                   $ 142,524   $(234,406)  $ 150,589
       Adjustments to arrive at net cash
         provided by operating activities:
         Effect of accounting changes           21,000     350,000          --
         Restructure of operations               5,000      80,000      (7,090)
         Depreciation and amortization         123,521     116,579     108,693
         (Gain) loss on sale of assets          (5,480)    (15,429)      2,468
         Minority interests                     13,571     (33,181)         --
         Equity earnings/losses,
           net of dividends                    (45,621)    (46,790)    (54,659)
         Deferred income taxes                 (14,767)    (43,575)      6,640
         Other noncash items                       125      44,273      (3,428)
       Changes in assets and liabilities
         (Increase) decrease in:
           Accounts and notes receivable       (11,998)    (54,634)      1,432
           Inventories                          35,500      37,133      62,743
           Other current and noncurrent
             assets                            (22,414)     (9,825)    (25,268)
         (Decrease) increase in:
           Accounts payable and accruals       (73,250)     12,437       4,151
           Other current and noncurrent
             liabilities                        (2,838)    (32,837)    (15,145)
         Net cash provided by operating
           activities                          164,873     169,745     231,126

     Cash flows from investing activities:
       Capital expenditures                   (132,001)   (131,650)   (140,900)
       Proceeds from sales of property,
         plant and equipment                     6,612       5,753       4,623
       Proceeds from business dispositions      55,460      53,971      58,500
       Acquisitions, net of cash and
         formation of Ingersoll-Dresser Pump*  (42,479)     (2,928)     (2,140)
       Distribution from Dresser-Rand               --          --      74,000
       Decrease in marketable securities         6,416       1,641         566
       Cash (invested in) or advances (to)
         from equity companies                  45,282     (32,902)    (12,629)
         Net cash used in investing
           activities                          (60,710)   (106,115)    (17,980)





                                         243






                                                       EXHIBIT 13
                                                       Page 33 of 64


     Consolidated Statement of Cash Flows (Continued)

     In thousands
     For the years ended December 31              1993        1992        1991

     Cash flows from financing activities:
       (Decrease) increase in short-term
         borrowings                            (49,480)     92,955    (160,064)
       Proceeds from long-term debt            101,779       2,806     126,749
       Payments of long-term debt              (78,042)    (12,722)    (27,320)
       Net change in debt                      (25,743)     83,039     (60,635)
       Proceeds from exercise of stock
         options and treasury stock sales       13,116      13,511       1,897
       Dividends paid                          (73,490)    (72,037)    (68,404)
         Net cash (used in) provided by
           financing activities                (86,117)     24,513    (127,142)

     Effect of exchange rate changes on cash
       and cash equivalents                     (6,885)     (8,231)        658
       Net increase in cash
         and cash equivalents                   11,161      79,912      86,662
       Cash and cash equivalents-
         beginning of year                     216,832     136,920      50,258
     Cash and cash equivalents-end of year   $ 227,993   $ 216,832   $ 136,920

     *Acquisitions and formation
       of Ingersoll-Dresser Pump:
       Working capital, other than cash      $ (25,542)  $(127,313)  $    (225)
       Property, plant and equipment           (25,910)    (78,189)       (551)
       Intangibles and other assets             (2,000)    (19,088)     (1,425)
       Long-term debt and other liabilities     10,973     221,662          61
         Net cash used to acquire businesses $ (42,479)  $  (2,928)  $  (2,140)

     Cash paid during the year for:
       Interest, net of amounts capitalized  $  47,388   $  53,351   $  56,604
       Income taxes                            126,954     140,909      99,719
     See accompanying notes to consolidated financial statements.

















                                                       EXHIBIT 13
                                                       Page 34 of 64



          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


          NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
          Principles of Consolidation: The consolidated financial statements include the accounts of all wholly-owned and majority-owned subsidiaries. Intercompany transactions and balances have been eliminated. Partially-owned equity companies are accounted for under the equity method.

          Cash Equivalents: The company considers all highly liquid investments consisting primarily of treasury bills and notes, time deposits and commercial paper with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents, at cost, which approximates market, were $75,046,000 and $135,128,000 at December 31, 1993 and 1992, respectively.

          Marketable Securities: Marketable securities include equity and debt securities and short-term instruments with maturities of longer than three months. Marketable securities are carried at cost, which approximates market. Net realized gains and losses on the sale of marketable securities were insignificant for all years presented.

          Inventories: Inventories are generally stated at cost, which is not in excess of market. Domestic manufactured inventories of standard products are valued on the last-in, first-out (LIFO) method and all other inventories are valued using the first-in, first-out (FIFO) method.

          Property and Depreciation: The company principally uses accelerated depreciation methods for both tax and financial reporting.

          Intangible Assets: Intangible assets primarily represent the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Such excess costs are being amortized on a straight-line basis over various periods not exceeding 40 years. Intangible assets also represent costs allocated to patents, tradenames and other specifically identifiable assets arising from business acquisitions. These assets are amortized on a straight-line basis over their estimated useful lives. Accumulated amortization at December 31, 1993 and 1992, was $19,657,000 and $21,524,000, respectively.
          Amortization of intangible assets was $5,852,000, $5,597,000 and $6,675,000 in 1993, 1992 and 1991, respectively.

                                                       EXHIBIT 13
                                                       Page 35 of 64



          Income Taxes: The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" in February 1992. The company elected to adopt the new standard effective January 1, 1992.
            The new accounting standard requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement bases and the tax bases of the company's assets and liabilities using the enacted tax rates in effect at year-end, the "liability method" (see Note 12).
            Prior to 1992, the company deferred the past tax effects of timing differences between financial reporting and taxable income (the "deferral method").

          Environmental Costs: Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Costs to prepare environmental site evaluations and feasibility studies are accrued when the company commits to perform them. Liabilities for remediation costs are recorded when they are probable and reasonably estimable, generally the earlier of completion of feasibility studies or the company's commitment to a plan of action.

          Revenue Recognition: Sales of products, other than long-term contracts, are recorded for financial reporting purposes generally when the products are shipped. Revenues on certain long-term contracts are recorded using the percentage-of-completion method for financial reporting purposes and a similar method for tax purposes.

          Research, Engineering and Development Costs: Research and development expenditures, including engineering costs, are expensed when incurred and amounted to $150,100,000 in 1993, $138,400,000 in 1992 and $123,800,000 in 1991.

          Foreign Currency: Assets and liabilities of foreign entities operating in other than highly inflationary economies have been translated at current exchange rates, and income and expenses have been translated using average-for-the-year exchange rates. Adjustments resulting from translation have been recorded in shareowners' equity and are included in net earnings only upon sale or liquidation of the underlying foreign investment.

                                                       EXHIBIT 13
                                                       Page 36 of 64



            For foreign subsidiaries operating in highly inflationary economies, inventory and property balances and related income statement accounts have been translated using historical exchange rates and resulting gains and losses have been credited or charged to net earnings.
            Foreign currency transactions and translations recorded in the income statement decreased net earnings by $4,744,000 and $4,848,000 in 1993 and 1992, respectively, and increased net earnings in 1991 by $1,859,000. Shareowners' equity was reduced in 1993, 1992 and 1991 by $31,680,000, $53,281,000 and
          $12,040,000, respectively, due to foreign currency equity adjustments related to translation, financial position hedges and corresponding tax effects. In 1991, the cumulative translation adjustment in shareowners' equity was reduced by $1,934,000 as a result of the sale and/or liquidation of small foreign investments and/or subsidiaries. Tax effects were not significant for the periods presented.
            The company hedges foreign currency transactions and firm foreign currency commitments by entering into forward foreign exchange contracts (forward contracts). Gains and losses associated with currency rate changes on forward contracts hedging foreign currency transactions are recorded currently in income. Gains and losses on forward contracts hedging firm foreign currency commitments are deferred and included as a component of the related transaction; however, a loss is not deferred if deferral would lead to the recognition of a loss in future periods.
            Cash flows resulting from forward contracts are accounted for as hedges of identifiable transactions or events and classified in the same category as the cash flows from the items being hedged.

          Earnings Per Share: Net earnings per share of common stock are earnings divided by the average number of common shares outstanding during the year. The effect of common stock equivalents on earnings per share was not material.

          Accounting Changes: Effective January 1, 1993, the company adopted Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires an accrual for the expected cost of benefits provided by an employer to former or inactive employees after employment but before retirement, such as the continuation of medical and life insurance benefits for employees on long-term disability. Previously, these benefits were expensed as incurred. The company elected to adopt this standard in the

                                                       EXHIBIT 13
                                                       Page 37 of 64



          fourth quarter of 1993, and recognized the postemployment benefit obligation as of January 1, 1993. The effect of the adoption of SFAS No. 112 for the company totalled $21.0 million ($0.20 per share), net of a $13.5 million tax benefit. Aside from the effect of the adjustment, the adoption of SFAS No. 112 was not material to the company's 1993 financial results and accordingly, the results for the first three quarters of 1993 have not been restated to reflect this adoption. Operating results for the years preceding 1993 were not restated for the adoption of SFAS No. 112.
            The company adopted effective January 1, 1992, SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 109, "Accounting for Income Taxes." SFAS No. 106 requires an accrual for the expected cost of providing postretirement benefits, such as health care and life insurance benefits, during the years that the employees provide service to the company. Previously, these benefits were expensed as incurred. The effect of the adoption of SFAS No. 106 for the company's worldwide pre-1992 obligations totalled $283.8 million ($2.73 per share), net of a $145.2 million tax benefit (see Note
          14).
            Also, in 1992, included in the $332.0 million ($3.19 per share) after-tax effect of this accounting change was $48.2 million ($0.46 per share), representing the company's share of the effect of the adoption of SFAS No. 106 by the Dresser-Rand partnership.
            Earnings for 1992, before the effect of accounting changes, decreased by $19.5 million ($0.19 per share) for the company's worldwide obligations associated with SFAS No. 106. In addition, the company's portion of earnings from Dresser-Rand Company was reduced by $7.2 million or $4.8 million ($0.04 per share) after-tax for the 1992 earnings effect of this accounting change.
            The company also elected to apply the provisions of SFAS No. 109, "Accounting for Income Taxes" effective January 1, 1992. SFAS No. 109 changes the method of accounting for income taxes from the deferral method to the liability method. Under the liability method, deferred income taxes are determined based on enacted tax laws and rates, which are applied to the differences between the financial statement bases and tax bases of assets and liabilities (see "Income Taxes" and Note 12). The effect of adopting SFAS No. 109 at January 1, 1992, produced an $18.0 million ($0.17 per share) charge to the company. This charge related principally to the differences between the financial statement value of assets and liabilities and the tax bases of those items recorded for acquisitions made since 1984. The effect of this adoption on the 1992 earnings of the company was not material.

                                                       EXHIBIT 13
                                                       Page 38 of 64



            Operating results for the years preceding 1992 were not restated for the adoption of SFAS Nos. 106 and 109.


          NOTE 2 - INGERSOLL-DRESSER PUMP COMPANY: Effective October 1, 1992, the company and Dresser Industries, Inc. (Dresser), formed Ingersoll-Dresser Pump Company (IDP), a partnership, owned 51 percent by the company and 49 percent by Dresser. This joint venture includes the majority of the worldwide pump operations of the two companies, and its results have been included in the consolidated financial statements of the company since the formation date.
            One of the principal purposes of this venture was to create a pump company that is capable of competing for business on a global basis. Management believes that the venture will produce significantly enhanced efficiency in manufacturing, research and development, and marketing.
            The company's consolidated net sales for 1992 included approximately $140 million for the pump units contributed by Dresser. The effect of these sales on the company's operating income for 1992 was minimal. However, during the fourth quarter of 1992, the company recorded a $70.0 million restructure of operations charge for IDP. This charge was for the reduction in work force and realignment charges to relocate production and eliminate excess plant and capacity, which will help transform IDP into a world-class competitor in the pump business. This charge was shared evenly by the partners of IDP; therefore, the minority interest elimination for this item was $35.0 million and the company's portion was $35.0 million ($25.7 million after-tax, or $0.25 per share).
            The net assets contributed by each partner to IDP were approximately $180 million.


          NOTE 3 - ACQUISITIONS AND DISPOSITIONS OF BUSINESSES: In 1993, the company acquired the Kunsebeck, Germany, needle and cylindrical bearing business of FAG Kugelfischer Georg Schafer AG of Schweinfurt, Germany, for $42.5 million in cash, subject to final contract negotiations.
             In 1992, the company acquired Industrias del Rodamiento, S.A.
          (IRSA), for $14.0 million in cash and $1.8 million in notes.
          IRSA manufactures and markets an extensive line of bearings, as well as wheel kits and automotive accessories. During 1991, the company purchased the net assets of three small business units for $2.1 million in cash.

                                                       EXHIBIT 13
                                                       Page 39 of 64



            These transactions have been accounted for as purchases and accordingly, each purchase price was allocated to the acquired assets and assumed liabilities based on their estimated fair values. The company has classified as intangible assets the costs in excess of the fair value of the net assets of companies acquired. The results of all acquired operations have been included in the consolidated financial statements from their respective acquisition dates.
             The company sold the assets of several small business units in 1993, as well as substantially all of the assets of its coal-mining machinery and aerospace bearings businesses for $55.5 million in cash.


          NOTE 4 - RESTRUCTURE OF OPERATIONS: In July 1993, the company sold substantially all of its underground coal-mining machinery assets to Long-Airdox Company. In connection with this sale, the company recorded a $5.0 million restructure of operations charge during the second quarter of 1993.
             During 1992, the company reported an $80,000,000 charge for restructuring of operations consisting of a fourth quarter $70,000,000 charge for IDP described in Note 2 and a third quarter $10,000,000 charge associated with the company's aerospace bearings unit. The third quarter restructure charge was for the realignment of the company's aerospace bearings unit resulting from the depressed condition of the aerospace business. The after-tax cost for this charge was $6,200,000 or $0.06 per share.
            During the first quarter of 1991, the company reported a net benefit of $7,090,000 from a restructure of operations. The net benefit was comprised of (i) a $38,609,000 pretax gain from the sale on January 18, 1991, of Schlage Electronics, a business unit of the company's Schlage Lock Company subsidiary, to Westinghouse Electric Corporation for $50,500,000 in cash, (ii) a $14,850,000 pretax charge for the exit costs associated with the discontinuance of certain electronic products of Schlage Lock Company, and (iii) a $16,669,000 pretax charge associated with the discontinuance and sale of the company's North American consumer compressor product line. This business was sold to the DeVilbiss Air Power Company effective as of the close of business on April 30, 1991, for cash proceeds of approximately $8,000,000.

                                                       EXHIBIT 13
                                                       Page 40 of 64



          NOTE 5 - INVENTORIES: At December 31, inventories were as follows:

          In thousands                                 1993           1992
          Raw materials and supplies               $121,083       $128,605
          Work-in-process                           295,829        282,474
          Finished goods                            462,677        545,940
                                                    879,589        957,019
          Less-LIFO reserve                         165,899        186,676
          Total                                    $713,690       $770,343

            Work-in-process inventories are stated after deducting customer progress payments of $14,395,000 in 1993 and $30,361,000 in 1992.
          At December 31, 1993 and 1992, LIFO inventories comprised approximately 38 percent and 43 percent, respectively, of consolidated inventories.
            During the periods presented, inventory quantities were reduced, resulting in partial liquidations of LIFO layers. This decreased cost of goods sold by $12,506,000 in 1993, $5,801,000 in 1992 and $19,274,000 in 1991. These liquidations increased net earnings in 1993, 1992 and 1991 by approximately $7,641,000 ($0.07 per share), $3,599,000 ($0.03 per share) and $11,957,000
          ($0.12 per share), respectively.


          NOTE 6 - INVESTMENTS IN PARTIALLY-OWNED EQUITY COMPANIES: The company has numerous investments, ranging from 20 percent to 50 percent, in companies which operate in similar lines of business.
            The company's investments in and amounts due from partially-
          owned equity companies amounted to $131,051,000 and $27,594,000, respectively, at December 31, 1993, and $111,569,000 and $37,820,000, respectively, at December 31, 1992.
            The company's equity in the net earnings of its partially-owned equity companies was $15,641,000, $20,578,000 and $15,904,000 in
          1993, 1992 and 1991, respectively.
            The company received dividends based on its equity interests in these companies of $3,110,000, $1,417,000 and $1,245,000 in 1993,
          1992 and 1991, respectively.

                                                       EXHIBIT 13
                                                       Page 41 of 64



            Summarized financial information for these partially-owned equity companies at December 31, and for the years presented was:

          In thousands                                 1993           1992
          Current assets                         $  355,884     $  366,633
          Property, plant and
            equipment, net                          256,322        246,151
          Other assets                               23,409         24,561
          Total assets                           $  635,615     $  637,345
          Current liabilities                    $  326,830     $  359,026
          Long-term debt                             44,024         50,006
          Other liabilities                          24,873         25,850
          Total shareowners' equity                 239,888        202,463
          Total liabilities
            and equity                           $  635,615     $  637,345

          In thousands                  1993           1992           1991
          Net sales               $  730,138     $  904,831     $  995,336
          Gross profit               127,467        187,802        196,545
          Net earnings                48,494         42,167         51,788


          NOTE 7 - DRESSER-RAND PARTNERSHIP: Dresser-Rand Company is a partnership between Dresser Industries, Inc. (51 percent), and the company (49 percent) comprising the worldwide reciprocating compressor and turbomachinery businesses of the two companies. The company's investment in Dresser-Rand is accounted for using the equity method of accounting.
            Summarized financial information for Dresser-Rand at December 31, and for the years presented was:

          In thousands                                 1993           1992
          Current assets                         $  489,122     $  468,238
          Property, plant and
            equipment, net                          220,604        237,684
          Other assets and investments               18,531         23,539
                                                    728,257        729,461

          Deduct:
          Current liabilities                       321,629        333,059
          Noncurrent liabilities                    188,211        172,586
                                                    509,840        505,645
          Net partners' equity
            and advances                         $  218,417     $  223,816

                                                       EXHIBIT 13
                                                       Page 42 of 64



          In thousands                   1993          1992           1991
          Net sales                $1,187,279    $1,232,615     $1,194,135
          Gross profit                241,906       229,396        242,884
          Earnings before
            effect of
            accounting
            change                     68,112        52,916         80,001
          Net income (loss)            68,112       (93,209)        80,001

            The effect of the adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" for Dresser-Rand effective January 1, 1992, was $146,125,000. Operating results for 1992 were reduced by $14,400,000 because of this accounting change. The tax effects associated with this change are recorded on the books of the partners.
            The company's investment in Dresser-Rand was $133,867,000 and $103,297,000 at December 31, 1993 and 1992, respectively. During 1991, Dresser-Rand approved and distributed $74,000,000 of capital to each of its partners.
            At December 31, 1993, the company owed Dresser-Rand $21,237,000 and at December 31, 1992, the company was due $16,415,000 from Dresser-Rand.


          NOTE 8 - ACCOUNTS PAYABLE AND ACCRUALS: Accounts payable and accruals at December 31, were:

          In thousands                                 1993           1992
          Accounts payable                         $201,172       $225,519
          Accrued:
            Payrolls and benefits                   121,063        131,303
            Taxes                                    46,842         42,112
            Insurance and claims                     98,474         92,535
            Pensions and severance pay               31,862         47,919
            Interest                                 14,057         12,841
            Plant closings and
              relocation expenses                    14,743         43,748
          Other accruals                            234,174        227,145
                                                   $762,387       $823,122















                                                       EXHIBIT 13
                                                       Page 43 of 64



          NOTE 9 - LONG-TERM DEBT AND CREDIT FACILITIES:
          At December 31, long-term debt consisted of:

          In thousands                                 1993           1992
          6 7/8% Notes Due 2003                    $100,000       $     --
          9% Debentures Due 2021                    125,000        125,000
          8 3/8% Notes Due 1994                          --         75,000
          8 1/4% Notes Due 1996                      75,000         75,000
          8.05% Debentures Due 1993-2004                 --         60,000
          Other domestic and foreign
            loans and notes, at end-
            of-year average interest
            rates of 8.61% in 1993
            and 9.02% in 1992, maturing
            in various amounts to 2012               14,136         20,598
                                                   $314,136       $355,598

            Debt retirements for the next five years are as follows:
          $81,962,000 in 1994, $4,523,000 in 1995, $79,919,000 in 1996,
          $666,000 in 1997 and $473,000 in 1998.
            In February 1993, the company issued $100,000,000 of notes at 6 7/8% per annum, which are not redeemable prior to maturity in 2003. The proceeds from these notes were used to redeem $68,000,000 of the company's outstanding 8.05% Debentures Due 2004 and for general corporate purposes.
            The approximate fair value of the company's long-term debt at December 31, 1993, was $349,455,000. Fair value was determined by reference to the December 31, 1993, market value of comparably rated debt instruments.
            At December 31, 1993, the company had a $100,000,000 364-day revolving credit line and a $300,000,000 four year committed revolving credit line, all of which were unused. These lines provide support for commercial paper and indirectly provide support for other financial instruments, such as letters of credit and comfort letters, as required in the normal course of business. The company compensates banks for these lines with fees ranging from .08% to .125%, per annum. Available foreign lines of credit were $548,177,000, of which $411,609,000 were unused at December 31, 1993. No major cash balances were subject to withdrawal restrictions. At December 31, 1993, the average rate of interest for loans payable, excluding the current portion of long-term debt, was 7.90% and related principally to foreign loans.

                                                       EXHIBIT 13
                                                       Page 44 of 64



            At December 31, 1992, the company had $64,000,000 of short-term debt and an equivalent amount of short-term investments, for which the company had a right of offset. Accordingly, the debt and investments have been eliminated from the December 31, 1992, balance sheet.
            Capitalized interest on construction and other capital projects amounted to $2,838,000, $3,460,000 and $4,201,000 in 1993, 1992
          and 1991, respectively. Interest income, included in "Other income (expense)," was $11,720,000, $15,396,000 and $11,595,000 in 1993, 1992 and 1991, respectively.


          NOTE 10 - COMMITMENTS AND CONTINGENCIES: The company is involved in various litigations, claims and administrative proceedings, including environmental matters, arising in the normal course of business. Based on the advice of counsel, management believes that recovery or liability with respect to these matters would not have material effect on the financial condition or the results of operations of the company for any year.
            In the normal course of business, the company has issued several direct and indirect guarantees, including performance letters of credit, totalling approximately $108,000,000 at December 31, 1993. Management believes these guarantees will not adversely affect the consolidated financial statements.
            In 1993, the company continued to sell an undivided interest in designated pools of accounts and notes receivable up to a maximum of $125,000,000. Similar agreements have been in effect since 1987. During 1993, 1992 and 1991, such sales amounted to $518,651,000, $526,090,000 and $490,500,000, respectively. At
          December 31, 1993 and 1992, $125,000,000 of such sold receivables remained uncollected. The undivided interest in the designated pool of receivables was sold with limited recourse. These agreements expire in one- and two-year periods based on the particular pool of receivables sold. The company intends to renew these agreements at their expiration dates with either the current financial institution or another financial institution, using the basic terms and conditions of the existing agreements. For receivables sold, the company has retained collection and administrative responsibilities as agent for the purchaser.
            Receivables, excluding the designated pool of accounts and notes receivable, sold during 1993, 1992 and 1991 with recourse amounted to $39,284,000, $38,343,000 and $77,481,000,
          respectively.   At December 31, 1993 and 1992, $16,076,000 and
          $19,999,000, respectively, of such receivables sold remained uncollected.

                                                       EXHIBIT 13
                                                       Page 45 of 64



            As of December 31, 1993, the company had no significant concentrations of credit risk in trade receivables due to the large number of customers which comprise its receivables base and their dispersion across different industries and countries.
            At December 31, 1993, the company had entered into forward foreign exchange contracts to purchase and sell the equivalent of approximately $306,515,000 of foreign currencies principally denominated in pounds sterling, yen, French francs, Italian lira, Deutsche marks and Canadian dollars. The fair value for these forward foreign exchange contracts approximates carrying value. Fair value is based on dealer quotes.
            The forward contracts have maturities ranging from one to 36 months. The company's forward contracts do not subject the company to risk due to exchange rate movements, because gains and losses on these contracts generally offset losses and gains on the assets, liabilities or other transactions being hedged.
            The counterparties to these contracts consist of a number of major international financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis and present no significant credit risk to the company.
            All principal manufacturing facilities are owned by the company. Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased. Total rental expense was $57,949,000 in 1993, $56,218,000 in 1992 and
          $56,936,000 in 1991. Minimum lease payments required under noncancellable operating leases with terms in excess of one year for the next five years and thereafter, are as follows:
          $33,863,000 in 1994, $24,618,000 in 1995, $15,818,000 in 1996,
          $8,648,000 in 1997, $6,738,000 in 1998 and $21,449,000
          thereafter.


          NOTE 11 - INCENTIVE STOCK PLANS: Under the company's Incentive Stock Plans, key employees have been granted options to purchase common shares at prices not less than the fair market value at the date of grant. The plans, approved in 1980, 1985 and 1990, also authorize stock appreciation rights (SARs) and stock awards. If SARs issued in conjunction with stock options are exercised, the related stock options are cancelled; conversely, the exercise of stock options cancels the SARs.

                                                       EXHIBIT 13
                                                       Page 46 of 64



            Changes during the year in options outstanding under the plans were as follows:

                                         Shares subject       Option price
                                              to option    range per share
          January 1, 1993                     2,787,400       $ 9.38-31.00
          Granted                               946,200        32.44-36.31
          Exercised                             970,900         9.38-31.00
          December 31, 1993                   2,762,700       $ 9.79-36.31

            Of the shares subject to option, 1,512,500 were granted with SARs. In addition, there are 176,000 SARs outstanding with no stock options. At December 31, 1993, 273,160 shares of common stock were reserved for future issue, contingent upon attainment of certain performance goals and future service. At December 31, 1993, options for 1,816,500 shares were exercisable and 1,622,360 shares were available for future awards.


          NOTE 12 - INCOME TAXES: Earnings before income taxes and the effect of accounting changes for the years ended December 31, were taxed within the following jurisdictions:

          In thousands                1993             1992           1991
          United States           $229,503         $120,311       $137,649
          Foreign                   24,021           62,683         97,540
          Total                   $253,524         $182,994       $235,189

          The provision for income taxes before the effect of accounting changes was as follows:
          Current tax expense:
            United States         $ 74,912         $ 73,655       $ 50,093
            Foreign                 30,625           37,320         38,603
            Total current          105,537          110,975         88,696
          Deferred tax expense:
            United States            5,261          (36,698)        (9,141)
            Foreign                (20,798)          (6,877)         5,045
            Total deferred         (15,537)         (43,575)        (4,096)
            Total provision for
              income taxes        $ 90,000         $ 67,400       $ 84,600

            As discussed in Note 1, the company adopted SFAS No. 109 as of January 1, 1992, and the effect of this accounting change was reported in the 1992 Consolidated Statement of Income. Prior years' financial statements were not restated to reflect the provisions of SFAS No. 109.








                                                       EXHIBIT 13
                                                       Page 47 of 64



            The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory income tax rate to pretax income before the effect of accounting changes, as a result of the following differences:
                                                  Percent of pretax income
                                               1993       1992       1991
          Statutory U.S. rates                 35.0%      34.0%      34.0%
          Increase (decrease) in rates
            resulting from:
            Foreign operations                  0.6        3.3        4.4
            Bases difference on dispositions     --         --       (3.6)
            Effect of changes in statutory
              rate on deferred taxes           (2.2)        --         --
            Earnings/losses of equity
              companies                        (2.2)      (4.4)      (2.5)
            State and local income taxes,
              net of U.S. tax                   1.3        2.3        2.0
            Other                               3.0        1.6        1.7
          Effective tax rates                  35.5%      36.8%      36.0%

            The deferred income tax accounts for 1993 and 1992 reflect the impact of "temporary differences" between the value of assets and liabilities for financial reporting purposes and their related value as measured by tax laws. These temporary differences have now been calculated in accordance with SFAS No. 109 and are more inclusive in nature than "timing differences" as determined under previously applicable accounting principles.

                                                       EXHIBIT 13
                                                       Page 48 of 64



            A summary of the deferred tax accounts at December 31, follows:

          In thousands                                     1993       1992
          Current deferred assets and (liabilities):
            Differences between book and tax bases
              of inventories and receivables           $ 32,576   $ 32,046
            Differences between book and tax
              expense for other employee related
              benefits and allowances                    42,137     31,373
            Provisions for restructure of
              operations and plant closings
              not yet deductible for tax purposes         5,328     15,718
            Other reserves and valuation
              allowances in excess of tax deductions     27,954     25,604
            Other differences between tax and
              financial statement values                  8,941     (2,902)
              Gross current deferred net tax assets     116,936    101,839
          Noncurrent deferred tax assets and
            (liabilities):
            Tax items associated with equity
              companies                                  31,022     29,653
            Postretirement and postemployment
              benefits other than pensions in
              excess of tax deductions                  159,922    150,125
            Other reserves in excess of tax expense      28,136     12,747
            Tax depreciation in excess of book
              depreciation                              (54,855)   (52,841)
            Pension contributions in excess of
              book expense                              (36,607)   (33,719)
            Taxes provided for unrepatriated
              foreign earnings                          (26,353)   (25,600)
              Gross noncurrent deferred net tax assets  101,265     80,365
              Less:  deferred tax valuation allowances  (10,352)    (3,392)
                Total net deferred tax assets          $207,849   $178,812

                                                       EXHIBIT 13
                                                       Page 49 of 64



            The information presented above is in accordance with SFAS No. 109 for the years ended December 31, 1993 and 1992, respectively. The following table identifies the current and noncurrent deferred tax items which were part of the company's tax provision for the year ended December 31, 1991.

          In thousands                                                1991
          Current deferred:
            Plant closings and resizing costs                     $ (1,956)
            Increase in reserves not currently
              deductible for tax purposes                           (7,825)
            Other                                                     (955)
            Total current deferred                                $(10,736)
          Noncurrent deferred:
            Depreciation                                          $ (3,233)
            Pensions                                                 6,915
            Unrepatriated foreign earnings                           4,760
            Other                                                   (1,802)
            Total noncurrent deferred                             $  6,640

            A total of $26,353,000 of deferred taxes have been provided for a portion of the undistributed earnings of subsidiaries operating outside of the United States. As to the remainder, these earnings have been, and under current plans, will continue to be reinvested and it is not practicable to estimate the amount of additional taxes which may be payable upon repatriation.


          NOTE 13 - PENSION PLANS: The company has noncontributory pension plans covering substantially all domestic employees. In addition, certain employees in other countries are covered by pension plans. The company's domestic salaried plans principally provide benefits based on a career average earnings formula. The company's hourly pension plans provide benefits under flat benefit formulas. Foreign plans provide benefits based on earnings and years of service. Most of the foreign plans require employee contributions based on the employee's earnings. The company's policy is to fund an amount which could be in excess of the pension cost expensed, subject to the limitations imposed by current statutes or tax regulations. Ingersoll-Dresser Pump Company's costs for the year ended December 31, 1993, and the three months ended December 31, 1992, and status of its benefit plans at December 31, 1993 and 1992, have been consolidated.

                                                       EXHIBIT 13
                                                       Page 50 of 64


            The components of the company's pension cost for the years ended December 31, include the following:

          In thousands                        1993        1992        1991
          Benefits earned during the
            year                         $  27,749    $ 25,813   $  23,700
          Interest cost on projected
            benefit obligation              72,131      70,543      67,758
          Actual return on plan assets    (124,432)    (84,446)   (199,672)
          Net amortization and deferral     32,685      (7,484)    121,729
            Net pension cost             $   8,133    $  4,426    $ 13,515








































                                                       EXHIBIT 13
                                                       Page 51 of 64


            The status of employee pension benefit plans at December 31, 1993 and 1992, was as follows:

                                                        1993                          1992
                                              Overfunded    Underfunded     Overfunded   Underfunded
          In thousands                             plans          plans          plans         plans
          Actuarial present value of
            projected benefit obligation,
            based on employment service to
            date and current salary levels:
            Vested employees                $  (962,348)     $ (84,311)    $ (807,210)     $(67,972)
            Nonvested employees                  (8,067)        (4,764)        (4,878)       (3,146)
            Accumulated benefit obligation     (970,415)       (89,075)      (812,088)      (71,118)
            Additional amount related to
              projected salary increases        (38,713)       (17,361)       (45,873)      (15,704)
          Total projected benefit obligation (1,009,128)      (106,436)      (857,961)      (86,822)
          Funded assets at fair value         1,079,203         46,035      1,026,711        38,523
          Assets in excess of (less than)
            projected benefit obligation         70,075        (60,401)       168,750       (48,299)
          Unamortized (net asset) liability
            existing at date of adoption         (3,344)         4,573         (7,289)        2,826
          Unrecognized prior service cost        13,685         10,015         16,196         9,901
          Unrecognized net loss (gain)           27,103          5,506        (75,026)           --
          Adjustment required to recognize
            minimum liability                        --         (7,060)            --        (1,430)
          Purchase accounting tax benefit
            on unfunded pension liability            --             --             --         3,354
          Prepaid (accrued) pension cost    $   107,519      $ (47,367)    $  102,631      $(33,648)






                                                       EXHIBIT 13
                                                       Page 52 of 64



            Plan investment assets of domestic plans are balanced between equity securities and cash equivalents or debt securities.
          Assets of foreign plans are invested principally in equity securities.
            The present value of benefit obligations for domestic plans at December 31, 1993 and 1992, was determined using an assumed discount rate of 7.0% and 7.5%, an expected long-term rate of return on assets of 8.5% and 9.0% and an assumed rate of increase in future compensation levels of 4.5% and 5.0%, respectively.
          The weighted averages of the actuarially assumed discount rate, long-term rate of return on assets and the rate for compensation increases for foreign plans were 8.0%, 9.0% and 5.5% in 1993, and 9.0%, 9.0% and 6.5% in 1992, respectively.
            Most of the company's domestic employees are covered by savings and other defined contribution plans. Employer contributions and costs are determined based on criteria specific to the individual plans and amounted to approximately $20,494,000, $19,106,000 and $18,200,000 in 1993, 1992 and 1991, respectively. In addition, the company maintains other supplemental benefit plans for officers and other key employees.
            The company's costs relating to foreign defined contribution plans, insured plans and other foreign benefit plans were $307,000, $553,000 and $650,000 in 1993, 1992 and 1991, respectively.
            In 1993, 1992 and 1991, 214, 211 and 216 employees,
          respectively, were covered by multiemployer pension plans. Amounts charged to pension cost and contributed to multiemployer plans in 1993, 1992 and 1991 were $484,000, $460,000 and
          $459,000, respectively.
            The existing pension rules require the recognition of a liability in the amount of the company's unfunded accumulated benefit obligation with an equal amount recognized as an intangible asset. As a result, the company recorded a current liability of $1,226,400 and a noncurrent liability of $5,833,400 in 1993. An offsetting intangible asset was recorded in the Consolidated Balance Sheet.

                                                       EXHIBIT 13
                                                       Page 53 of 64



          NOTE 14 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS: In the fourth quarter of 1992, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1992. The company elected to immediately recognize the effect of the change in accounting for postretirement benefits of $428.9 million ($283.8 million net of income tax benefit), which represented the accumulated postretirement benefit obligation (APBO) existing at January 1, 1992. The results for the first three quarters of 1992 were restated as a result of the adoption. In addition to the effect, the company's 1992 postretirement benefits cost increased $29.6 million ($19.5 million after-tax, or $0.19 per share). The company continues to fund benefit costs principally on a pay-as-you-go basis, with the retiree paying a portion of the costs. In situations where full-time employees retire from the company between age 55 and age 65, most are eligible to receive, at a cost to the retiree, certain health care benefits identical to those available to active employees. After attaining age 65, an eligible retiree's health care benefit coverage becomes coordinated with Medicare, with the retiree paying a portion of the cost of the coverage.
            Summary information on the company's plans was as follows:

          In thousands
          December 31                                    1993         1992
          Financial status of plans:
          Accumulated postretirement benefit
             obligation:
             Retirees                               $(286,470)   $(227,327)
             Active employees                        (181,606)    (227,917)
                                                     (468,076)    (455,244)
          Plan assets at fair value                        --           --
          Unfunded accumulated benefit
            obligation in excess of plan assets      (468,076)    (455,244)
          Unrecognized net loss (gain)                 88,325           --
          Unrecognized prior service benefit          (95,269)     (21,700)
          Accrued postretirement benefit cost       $(475,020)   $(476,944)

            The components of net periodic postretirement benefit cost for the years ended December 31, were as follows:
          In millions                                    1993         1992
          Service cost, benefits attributed to
            employee service during the year            $ 5.7        $11.4
          Interest cost on accumulated
            postretirement benefit obligation            28.3         32.6
          Net amortization and deferral                  (5.1)          --
          Net periodic postretirement benefit cost      $28.9        $44.0







                                                       EXHIBIT 13
                                                       Page 54 of 64



            The discount rates used in determining the APBO were 7.0% and 7.5% at December 31, 1993 and 1992, respectively. The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation were 13.0% in 1993 and 14.4% in 1992, declining each year to ultimate rates of 5.0% and 5.5% by 2003, respectively.
            Increasing the health care cost trend rate by 1% as of December 31, 1993, would increase the APBO by 9.3%. The effect of this change on the sum of the service cost and interest cost components of net periodic postretirement benefit cost for 1993 would be an increase of 8.2%. The company has made several modifications to the cost-sharing provisions of its postretirement plans.
            In 1991, charges relating to the health care and life insurance benefits for retirees were based on benefits paid and expenses incurred. Such charges amounted to $12,916,000 in 1991.


          NOTE 15 - COMMON STOCK: In May 1992, the board of directors declared a two-for-one split of the company's common stock. The stock split was made in the form of a stock dividend, payable on June 1, 1992, to shareowners of record on May 19, 1992. All prior year per share amounts have been restated to reflect the stock split.
            On December 7, 1988, the board of directors adopted a Rights Plan (Plan) and declared a dividend distribution of one right for each outstanding share of the company's common stock. Each right entitles the holder to purchase 1/100th of a share of Series A preference stock at an exercise price of $130, or, in lieu of preference stock, the common stock of the company (or in certain circumstances, the stock of an acquiring entity) for a price of approximately one-half of its value. The rights become exercisable in accordance with the provisions of the Plan a specified number of days following (i) the acquisition by a person or group of persons of 20 percent or more of the company's common stock or (ii) the commencement of a tender or exchange offer for 20 percent or more of the company's common stock. The rights may not be exercisable by holders of 20 percent or more of the company's common stock. The company has reserved 563,000 shares of Series A preference stock for issuance upon exercise of the rights. The rights may be redeemed by the company for one cent per right in accordance with the provisions of the Plan.
          The rights will expire on December 22, 1998, unless redeemed earlier by the company.
            Shares held in treasury at December 31, 1993, will be used for employee benefit plans and for other corporate purposes.

                                                       EXHIBIT 13
                                                       Page 55 of 64



          NOTE 16 - BUSINESS SEGMENT INFORMATION:   A description of
          business segments and operations by business segments and geographic area for the three years ended December 31, 1993 were as follows:

          DESCRIPTION OF BUSINESS SEGMENTS
          Ingersoll-Rand's operations are organized into three worldwide business segments: Standard Machinery; Engineered Equipment; and Bearings, Locks and Tools.

          Standard Machinery
          The segment's products are categorized into three groups:

          Air Compressor - products include reciprocating, rotary and centrifugal air compressors, vacuum pumps, air drying and filtering systems and other compressor accessories. The products are used primarily to supply pressurized air to industrial plants, refineries, chemical plants, electrical utilities and service stations.

          Construction and Mining - manufactures portable and packaged air compressors, vibratory compactors, pavement millers, asphalt pavers, rock drills, blasthole drills, water-well drills, crawler drills, jumbo drills, jackhammers and rock and roof stabilizers primarily for the construction, highway maintenance, metals-mining and well-drilling industries.

          Mining Machinery(1) - products include continuous and long-wall mining machines, crushers, coal haulers and mine-service vehicles, which principally serve the underground coal-mining industry.

          Engineered Equipment
          The segment's products are categorized into two groups:

          Pump(2) - manufactures centrifugal and reciprocating pumps. These products serve oil production and refining, chemical process, marine, agricultural, electric utility and general manufacturing industries.

          Process Systems - consists of pulp and paper processing equipment, pelleting equipment, filters, aerators and dewatering systems. This equipment is used in the pulp and paper, food and agricultural, and minerals processing industries.

                                                       EXHIBIT 13
                                                       Page 56 of 64



          Bearings, Locks and Tools
          The segment's products are categorized into three groups:

          Bearings and Components - principal products include needle bearings, needle roller bearings, needle rollers, thrust bearings, tapered roller bearings, drawn cup bearings, high-precision ball bearings, spherical bearings, radial bearings, universal joints, dowel pins, swagers and precision components. These products are sold principally to durables-industry customers primarily in the automotive and aerospace markets.

          Production Equipment - manufactures air-powered tools, hoists and winches, air motors and air starters, automated assembly and test systems, air and electric automated fastener tightening systems and waterjet cutting systems. These products are sold to general manufacturing industries and to the appliance, aircraft, construction and automotive industries.

          Door Hardware - major products include locks, door closers and exit devices used in commercial and residential construction and the retail hardware market.



          (1)
             The Mining Machinery Group was sold during 1993.
          (2)
             See Note 2 in the accompanying Notes to the Consolidated Financial Statements for information regarding the joint venture relating to this group.



















                                                       EXHIBIT 13
                                                       Page 57 of 64


    Operations by Business Segments

    Dollar amounts in millions
    For the years ended                          % of                    % of                    % of
    December 31                         1993    total     1992(b)       total        1991       total

    Standard Machinery
    Sales                           $1,250.9      31%    $1,385.3         37%    $1,363.2         38%
    Operating income excluding
      restructure of operations         89.6      27%        90.9         32%        86.8         29%
    Restructure of operations
      (charge) benefit                  (5.0)                --                     (16.7)
    Operating income from
      operations                        84.6      26%        90.9         44%        70.1         23%
    Operating income as % of sales       6.8%                 6.6%                    5.1%
    Identifiable assets                927.1                980.6                 1,000.7
    Depreciation                        25.0                 26.6                    26.3
    Capital expenditures                25.0                 42.8                    46.4

    Engineered Equipment
    Sales                              929.6      23%       645.3         17%       575.7         16%
    Operating income excluding
      restructure of operations         30.5       9%        29.0         10%        55.7         19%
    Restructure of operations
      (charge) benefit                    --                (70.0)                   --
    Operating income from
      operations                        30.5       9%       (41.0)       (20)%       55.7         18%
    Operating income as % of sales       3.3%                (6.4)%                   9.7%
    Identifiable assets                622.3                696.4                   400.2
    Depreciation                        28.1                 19.0                    14.6
    Capital expenditures                29.0                 27.1                    25.4






                                                       EXHIBIT 13
                                                       Page 58 of 64


    Operations by Business Segments (Continued)
    Dollar amounts in millions
    For the years ended                          % of                    % of                    % of
    December 31                         1993    total      1992(b)      total        1991       total

    Bearings, Locks and Tools
    Sales                            1,840.6      46%     1,753.2         46%     1,647.3         46%
    Operating income excluding
      restructure of operations        210.7      64%       167.4         58%       155.3         52%
    Restructure of operations
      (charge) benefit                    --                (10.0)                   23.8
    Operating income from
      operations                       210.7      65%       157.4         76%       179.1         59%
    Operating income as % of sales      11.4%                 9.0%                   10.9%
    Identifiable assets              1,102.7              1,029.8                 1,045.5
    Depreciation                        63.3                 64.0                    59.4
    Capital expenditures                77.8                 61.7                    68.6

    Total
    Sales                            4,021.1     100%     3,783.8        100%     3,586.2        100%
    Operating income excluding
      restructure of operations        330.8     100%       287.3        100%       297.8        100%
    Restructure of operations
      (charge) benefit                  (5.0)               (80.0)                    7.1
    Operating income from
      operations                       325.8     100%       207.3        100%       304.9        100%
    Operating income as % of sales       8.1%                 5.5%                    8.5%
    Identifiable assets              2,652.1              2,706.8                 2,446.4
    Depreciation                       116.4                109.6                   100.3
    Capital expenditures               131.8                131.6                   140.4
    General corporate expenses
      charged to operating income       34.3                 32.1                    31.4
    Operating income                   291.5                175.2                   273.5







                                                       EXHIBIT 13
                                                       Page 59 of 64


    Operations by Business Segments (Continued)

    Dollar amounts in millions
    For the years ended                          % of                    % of                    % of
    December 31                         1993    total     1992(b)       total        1991       total

    Unallocated
    Interest expense                    52.0                 54.1                    59.3
    Other income (expense), net         (7.5)                (0.7)                  (19.0)
    Dresser-Rand income                 33.1                 27.6                    40.0
    Ingersoll-Dresser Pump
      Company minority interest        (11.6)                35.0                      --
    Earnings before income taxes,
      extraordinary item and effect
      of accounting changes            253.5                183.0                   235.2
    Corporate assets (a)               723.2                680.8                   533.2

    Total assets                    $3,375.3             $3,387.6                $2,979.6

    (a) Corporate assets consist primarily of cash and cash equivalents, marketable securities, investments and advances, and other assets not directly associated with the operations of a business segment.  (b) The 1992 change in accounting for postretirement benefits decreased operating income by
    $4.7 million for Standard Machinery, $5.3 million for Engineered Equipment and $19.6 million for
    Bearings, Locks and Tools.






                                                       EXHIBIT 13
                                                       Page 60 of 64


  Operations by Geographic Area
  In millions                      United                        Other    Adjustments/
  For the year 1993                States      Europe    International    Eliminations    Consolidated
  Sales to customers             $2,526.9    $1,071.5           $422.7         $    --        $4,021.1
  Transfers between geographic
    areas                           357.3        53.0             33.0          (443.3)             --
  Total sales and transfers      $2,884.2     1,124.5            455.7          (443.3)       $4,021.1
  Operating income excluding
    restructure of operations    $  260.0        35.5             34.7             0.6        $  330.8
  Restructure of operations
    (charge) benefit                 (5.0)         --               --              --            (5.0)
  Operating income from
    operations                   $  255.0        35.5             34.7             0.6        $  325.8
  General corporate expenses
    charged to operating income                                                                   34.3
  Operating income                                                                            $  291.5
  Identifiable assets at
    December 31, 1993            $1,597.3       780.5            286.7           (12.4)       $2,652.1
  Corporate assets                                                                               723.2
  Total assets at
    December 31, 1993                                                                         $3,375.3
  For the year 1992
  Sales to customers             $2,311.2     1,064.4            408.2              --        $3,783.8
  Transfers between geographic
    areas                           370.7        47.7             44.4          (462.8)             --
  Total sales and transfers      $2,681.9     1,112.1            452.6          (462.8)       $3,783.8
  Operating income excluding
    restructure of operations    $  184.3        54.9             47.0             1.1        $  287.3
  Restructure of operations
    (charge) benefit                (64.5)      (12.7)            (2.8)             --           (80.0)
  Operating income from
    operations                   $  119.8        42.2             44.2             1.1        $  207.3
  General corporate expenses
    charged to operating income                                                                   32.1
  Operating income                                                                            $  175.2
  Identifiable assets at
    December 31, 1992            $1,564.0       854.3            301.5           (13.0)       $2,706.8
  Corporate assets                                                                               680.8
  Total assets at
    December 31, 1992                                                                         $3,387.6




                                                       EXHIBIT 13
                                                       Page 61 of 64


  Operations by Geographic Area  (Continued)
  In millions
                                   United                        Other    Adjustments/
  For the year 1991                States      Europe    International    Eliminations    Consolidated

  Sales to customers             $2,160.3       980.1            445.8              --        $3,586.2
  Transfers between geographic
    areas                           381.2        49.1             47.8          (478.1)             --
  Total sales and transfers      $2,541.5     1,029.2            493.6          (478.1)       $3,586.2
  Operating income excluding
    restructure of operations    $  149.6        89.2             57.7             1.3        $  297.8
  Restructure of operations
    (charge) benefit                 20.1       (13.0)              --              --             7.1
  Operating income from
    operations                   $  169.7        76.2             57.7             1.3        $  304.9
  General corporate expenses
    charged to operating income                                                                   31.4
  Operating income                                                                            $  273.5
  Identifiable assets at
    December 31, 1991            $1,459.9       702.8            297.8           (14.1)       $2,446.4
  Corporate assets                                                                               533.2
  Total assets at
    December 31, 1991                                                                         $2,979.6

  International sales of U.S. manufactured products were $580,700,000 in 1993, $577,200,000 in 1992 and
  $564,400,000 in 1991.















                                                       EXHIBIT 13
                                                       Page 62 of 64



          NOTE 17 - PENDING TRANSACTION: On December 22, 1993, Ingersoll-Rand announced that it has agreed to acquire a 12-percent interest in Nuovo Pignone from Ente Nazionale Idrocarburi (ENI), the Italian government-owned energy conglomerate. Nuovo Pignone is a manufacturer of turbines, compressors, pumps, valves and fuel dispensing systems, primarily for energy-related industries.
            The agreement with ENI also calls for General Electric USA, which leads the consortium, to acquire a 25-percent share and for
          Dresser Industries to acquire a 12-percent share in Nuovo Pignone. The consortium has invited several Italian banks to acquire up to 20-percent ownership. The remainder of the company will be owned by subsidiaries of ENI (20 percent) and public shareholders (11 percent). The purchase price for the company's interest totals approximately $73 million.
            The transaction is subject to antitrust review and is expected to close in the first half of 1994.

                                                       EXHIBIT 13
                                                       Page 63 of 64



          Report of Management

               The accompanying consolidated financial statements have been prepared by the company. They conform with generally accepted accounting principles and reflect judgments and estimates as to the expected effects of incomplete transactions and events being accounted for currently. The company believes that the accounting systems and related controls that it maintains are sufficient to provide reasonable assurance that assets are safeguarded, transactions are appropriately authorized and recorded, and the financial records are reliable for preparing such financial statements. The concept of reasonable assurance is based on the recognition that the cost of a system of internal accounting controls must be related to the benefits derived. The company maintains an internal audit function that is responsible for evaluating the adequacy and application of financial and operating controls and for testing compliance with company policies and procedures.
               The Audit Committee of the Board of Directors is comprised entirely of individuals who are not employees of the company. This committee meets periodically with the independent accountants, the internal auditors and management to consider audit results and to discuss significant internal accounting controls, auditing and financial reporting matters. The Audit Committee recommends the selection of the independent accountants, who are then appointed by the board of directors, subject to ratification by the shareowners.
               The independent accountants are engaged to perform an audit of the consolidated financial statements in accordance with generally accepted auditing standards. Their report follows.


          /S/ T. F. McBride
          Thomas F. McBride
          Senior Vice President and
          Chief Financial Officer

                                                       EXHIBIT 13
                                                       Page 64 of 64



          Report of Independent Accountants





          February 1, 1994

          To the Shareowners of Ingersoll-Rand Company:

               In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareowners' equity and of cash flows present fairly, in all material respects, the financial position of Ingersoll-Rand Company and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

               As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993 and adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective January 1, 1992.


          /S/ Price Waterhouse
          Price Waterhouse
          Hackensack, New Jersey  07601