Form 10-K, Exhibit 13
INGERSOLL RAND CO
filed 1995-03-30
CIK 50485

EXHIBIT 13
                                                       Page 1 of 62


















                                    INGERSOLL-RAND

                                         1994

                                    ANNUAL REPORT

                                          TO

                                     SHAREOWNERS





























                                                       EXHIBIT 13
                                                       Page 2 of 62



                                  Table of Contents


          Financial Review and Management Analysis  . . . . . . . .    3-24

          Consolidated Statement of Income  . . . . . . . . . . . .      25

          Consolidated Balance Sheet  . . . . . . . . . . . . . . .   26-27

          Consolidated Statement of Shareowners' Equity . . . . . .   28-29

          Consolidated Statement of Cash Flows  . . . . . . . . . .   30-31

          Notes to Consolidated Financial Statements  . . . . . . .   32-60

          Report of Management  . . . . . . . . . . . . . . . . . .      61

          Report of Independent Accountants . . . . . . . . . . . .      62



































                                                       EXHIBIT 13
                                                       Page 3 of 62




                                Ingersoll-Rand Company
                       Financial Review and Management Analysis


          1994 Compared to 1993


          1994 marked a milestone in the company's history. Its 1994 financial performance registered record levels in sales of $4.5 billion and record net earnings of $211.1 million, or $2.00 per share. 1994 was a year of achievement brought about by strong domestic markets for most of the company's products, recovering European markets and continued benefits from asset management and cost containment programs.

             The company's outlook for 1995 is for a steady improvement in operating results based on continued stability in our domestic markets and additional recoveries in our international markets. As outlined last year, these expectations are supplemented by our aggressive cost-containment programs, our commitment to total quality management and a focus on reengineering our business processes to accelerate our efficiency gains.

             A comparison of key financial data between 1994 and 1993 follows:

          o Net sales in 1994 totalled $4.5 billion, representing an increase of $486 million over 1993 and establishing a new record high. Net sales reflected strong increases in the Standard Machinery and Bearings, Locks and Tools segments.

          o Cost of goods sold in 1994 was 74.9 percent of sales, compared to 75.0 percent in 1993. A partial liquidation of LIFO (last-in, first-out) inventories lowered 1994 costs by $11.6 million ($7.1 million after-tax, or seven cents per share); a similar liquidation in 1993 lowered costs by $12.5 million ($7.6 million after-tax, or seven cents per share). Excluding the benefit of the LIFO liquidations, the 1994 cost of goods sold percentage relationship to sales would have been 75.2 percent versus 75.3 percent for 1993. This reduction represented the benefit from the company's continuing programs of aggressive cost-containment.










                                                       EXHIBIT 13
                                                       Page 4 of 62



          o  Administrative, selling and service engineering expenses were
             16.7 percent of sales in 1994, compared to 17.6 percent for 1993. The marked improvement was due to the continued effect of the company's efforts from cost-containment programs and the benefit of leverage from the increased sales volume which were large enough to offset the effects of inflation for salaries, services, etc.

          o Operating income for the year totalled $377.0 million, an increase of 27.2 percent over 1993's operating income of $296.5 million, before the restructure of operations charge. The 1993 restructure of operations charge totalled $5.0 million and related to the company's decision to sell its underground coal-mining machinery business during the second quarter of the year. The sale of this business was finalized in July 1993. There were no restructuring charges in 1994.

          o Interest expense for 1994 was $43.8 million, approximately 16 percent lower than the $52.0 million reported for 1993. The reduction was due to lower overall outstanding indebtedness, which was a result of the company's ongoing asset management program.

          o The "other income (expense), net" category is essentially the sum of three activities: (i) foreign exchange, (ii) equity interest in partially-owned equity companies, and (iii) other miscellaneous income and expense items. In 1994, this category totalled a net expense balance of $14.7 million, a $7.2 million increase in net expense over 1993's level. A review of the components of this category show that:

             o foreign exchange activity for 1994 totalled $6.1 million of losses, as compared to $6.6 million of losses in 1993;

             o earnings from equity interests in partially-owned equity companies were approximately $2 million lower than 1993's level, reflecting a 1994 loss on the sale of a partially-owned company; and

             o other net miscellaneous expense items were approximately double the prior year levels, principally due to lower gains on the sale of fixed assets and lower royalty earnings.











                                                       EXHIBIT 13
                                                       Page 5 of 62



          o Dresser-Rand Company is a partnership between the company and Dresser Industries, Inc. (Dresser). It commenced operations on January 1, 1987, and comprises the worldwide reciprocating compressor and turbomachinery businesses of the two companies. The company's pretax profits from its interest in Dresser-Rand for 1994 totalled $24.6 million, as compared to $33.1 million in the prior year. The reduction is attributed to the combination of an increase in expenses to establish a presence in Eastern Europe, increased depreciation charges due to the effect of its equipment improvement programs during the past few years and lower production levels in some of its businesses.

          o The Ingersoll-Dresser Pump Company (IDP) is another partnership between the company and Dresser in which the company owns the majority interest. In 1994, the minority interest charge was $13.2 million, as compared to the 1993 charge of $11.6 million. This charge reflects the portion of IDP's earnings that were allocable to our joint venture partner.

          o The company's effective tax rate for 1994 was 36.0 percent, which is a slight increase over the 35.5 percent reported for the prior year. The variance from the 35.0 percent statutory rate was due primarily to the higher tax rates associated with foreign earnings and the effect of state and local taxes.

             At December 31, 1994, employment totalled 35,932. This represents a net increase of 789 employees over last year's level of 35,143. Acquisitions accounted for virtually all of this increase.


          Liquidity and Capital Resources
          Management continues to maximize efforts to utilize assets and resources in an efficient manner. The following table contains several key measures of the company's financial performance:
















                                                       EXHIBIT 13
                                                       Page 6 of 62



                                                  1994      1993      1992
          Working capital (in millions)           $963      $878      $888
          Current ratio                            1.9       1.9       1.8
          Debt-to-total capital ratio            22/78     28/72     30/70
          Average working capital
             to net sales                         20.4%     22.0%     23.7%
          Average days outstanding
             in receivables                       64.6      64.1      61.1
          Average months' supply
            of inventory                           3.7       4.4       4.6

             Ingersoll-Rand, as a large multinational company, maintains significant operations in foreign countries. The movement of the U.S. dollar against foreign currencies has a day-to-day impact on the company's financial position. This impact is not always apparent since the company reports its consolidated results in U.S. dollars. Generally, the functional currency of the company's foreign subsidiaries is their local currency, the currency in which they transact their business. During 1994, many foreign currencies strengthened against the U.S. dollar for most of the year and the effect of these foreign currency fluctuations was significant. The company manages exposure in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of forward exchange contracts. The company attempts through its hedging activities to mitigate the impact on the income statement of changes in foreign exchange rates. Additionally, the company maintains operations in several hyperinflationary economies and in countries, like Mexico, where the company's operations transact business in U.S. dollars. The functional currency of these operations have been and will remain the U.S. dollar. (Additional information on the company's use of "Financial Instruments" can be found in Note 10 to the Consolidated Financial Statements.)

             The following highlights the financial results and financial condition of the company's operations, with the impact of currency variations where appropriate:















                                                       EXHIBIT 13
                                                       Page 7 of 62



          o Cash and cash equivalents totalled $207.0 million at December 31, 1994, a $21.0 million decrease from the prior year-end balance of $228.0 million. In evaluating the net change in cash and cash equivalents, cash flows from operating, investing and financing activities, and the effect of exchange rate changes, should be considered. Cash flows from operating activities totalled $301.8 million, investing activities used $141.6 million and financing activities used $187.7 million. Exchange rate changes during 1994 increased cash and cash equivalents by approximately $6.6 million.

          o Marketable securities totalled $4.2 million at the end of 1994, $1.9 million less than the balance at December 31, 1993. Foreign marketable securities increased by approximately $0.9 million during the year due to foreign exchange rate fluctuations. The remaining reduction was due to the maturity of the various securities and their liquidation into cash and cash equivalents.

          o Receivables totalled $949.4 million at December 31, 1994, compared to $797.5 million at the prior year-end, for a net increase of $151.9 million. Currency translation increased the receivable balance during the year by $21.4 million, and acquisitions added approximately $20 million during 1994. In addition, heavy sales volume in the 1994 fourth quarter contributed significantly to the increase. Net sales for the fourth quarter of 1994 increased 14 percent over 1993's fourth quarter. The average days outstanding in receivables increased slightly from 1993's level because of the higher mix of international receivables, which traditionally carry longer payment terms than domestic receivables and customers in certain domestic industries have implemented slightly longer payment terms.

          o Inventories amounted to $679.3 million at December 31, 1994, $34.4 million lower than last year's level of $713.7 million. This decrease was a result of the company's aggressive inventory control programs and record fourth quarter sales, which reduced inventory levels by approximately $82 million. Currency movements accounted for $21.3 million increase in inventory for the year, while acquisitions accounted for an additional $25.9 million increase in inventory. The company's emphasis on inventory control was reflected in the reduction in the average months' supply of inventory, which was 3.7 months at December 31, 1994, compared to 4.4 months at the prior year-end.







                                                       EXHIBIT 13
                                                       Page 8 of 62



          o Prepaid expenses totalled $43.7 million at the end of the year, $3.9 million higher than the balance at December 31, 1993. Foreign exchange activity had the effect of increasing the balance in this account by $1.9 million during the year. The remaining net increase for the year was due to a general increase in the company's prepaid expenses of $1.3 million and acquisitions contributed $0.7 million.

          o Deferred income taxes (current) of $119.2 million at December 31, 1994, represent the deferred tax benefit of the difference between the book and tax values of various current assets and liabilities. A schedule of the components for this balance is in Note 14 of the Notes to Consolidated Financial Statements. The year-end balance represented an increase of approximately $2 million from the December 31, 1993, level. Changes due to foreign currency movements had an immaterial effect on the year's activities.

          o The investment in Dresser-Rand Company totalled $90.7 million at December 31, 1994. This represented a net decrease of approximately $21.9 million from 1993's balance of $112.6 million. The components of the change for 1994 consisted of income for the current year of $24.6 million, a $48.9 million change in the advance account between the entities and a $2.4 million increase due to currency fluctuations.

          o The investments in partially-owned equity companies at December 31, 1994, totalled $173.9 million, $15.2 million higher than the 1993 balance. Income and dividends from investments in partially-owned equity companies was $15.6 million and $3.8 million, respectively. Amounts due from these units decreased from $27.6 million to $3.4 million at December 31, 1994. Currency movements relating to partially-owned equity companies was approximately $11.1 million in 1994. In 1994, the company acquired full ownership of a ball bearing joint venture with GMN Mueller of America, Inc. The company also entered into a 50/50 joint venture, GHH-RAND Schraubenkompressoren GmbH & Co. KG, to manufacture airends. Also in 1994, the assets of the IDP Australian operations were sold in return for shares of the purchaser. The company also sold its interest in IRI International Corporation, a manufacturer of mobile drilling rigs.











                                                       EXHIBIT 13
                                                       Page 9 of 62



          o Net property, plant and equipment increased by approximately $84 million in 1994 to a year-end balance of $959.3 million. Fixed assets from acquisitions during 1994 added $39.8 million. Capital expenditures in 1994 totalled $158.6 million, a 20 percent increase over the prior year's level. Foreign exchange fluctuations increased the net fixed asset values in U.S. dollars by approximately $16.8 million. The remaining net decrease was principally due to depreciation expense.

          o Intangible assets, net, totalled $124.5 million at December 31, 1994, as compared to $105.9 million at December 31, 1993, for a net increase of $18.6 million. Amortization (which was charged to expense) accounted for a reduction of $6.8 million. Acquisitions added $27.8 million of intangibles during 1994. The remaining net change was attributable to an increase from currency fluctuations and a decrease in the required pension intangible asset.

          o Deferred income taxes (noncurrent) totalled $74.5 million at December 31, 1994. This net deferred asset arose in 1992 primarily because of the tax effects related to the adoption of SFAS No. 106 (Postretirement Benefits Other Than Pensions). The 1994 balance was $16.4 million lower than the 1993 balance. A listing of the components which comprised the balance at December 31, 1994, can be found in Note 14 of the Notes to Consolidated Financial Statements.

          o Other assets totalled $171.2 million at year-end, an increase of approximately $41.2 million from the December 31, 1993, balance of $130.0 million. The change in the account balance was primarily due to an increase in prepaid pensions and acquisitions. Foreign exchange activity in 1994 had a minimal effect on the account balance during the year.

          o Accounts payable and accruals totalled $883.8 million at December 31, 1994, an increase of $121.4 million from last year's balance of $762.4 million. The increase in the 1994 balance is related to acquisitions, foreign exchange activity, and a general increase in trade accounts payable.
             Acquisitions caused an increase of approximately $50 million and foreign currency activity added approximately $20 million.











                                                       EXHIBIT 13
                                                       Page 10 of 62



          o Loans payable were $117.2 million at the end of 1994, compared to $206.9 million at December 31, 1993. Current maturities of long-term debt, included in loans payable, were $4.2 million and $82 million at December 31, 1994 and 1993, respectively. Excluding the current maturities of long-term debt, short-term borrowings decreased by $24.4 million during 1994. This balance can be attributed to a decrease in foreign short-term debt offset by increases in the total loans outstanding during 1994 of $11.8 million due to foreign currency fluctuations and debt assumed from acquisitions.

          o Long-term debt, excluding current maturities, totalled $315.6 million at December 31, 1994, compared to $314.1 million at December 31, 1993, a net increase of $1.5 million. This net increase was the result of additions to long-term debt of $2.3 million, additions due to acquisitions of $6.9 million, a $0.4 million increase from foreign currency fluctuations; reduced by transfers to loans payable for current maturities.

          o Postemployment liabilities at December 31, 1994, totalled $518.3 million, an increase of $2.5 million over the December 31, 1993, balance. Postemployment liabilities include medical and life insurance postretirement benefits, long-term pension accruals and other noncurrent postemployment accruals. Postemployment liabilities represent the company's noncurrent liability in accordance with SFAS Nos. 87, 106 and 112. See Notes 16 and 17 of the Notes to Consolidated Financial Statements for additional information.

          o The Ingersoll-Dresser Pump Company minority interest, which represents Dresser's interest in the IDP joint venture, totalled $154.1 million and $146.3 million at December 31, 1994 and 1993, respectively. Earnings allocable to IDP's minority interest totalled $13.2 million for 1994, while increases due to translation adjustments totalled $5.4 million. At December 31, 1994, Dresser had loans payable to IDP totalling $10.8 million which was shown as a reduction in IDP's minority interest. Earnings allocable to IDP's minority interest totalled $11.6 million for 1993, which were virtually offset by translation adjustment and final valuation modifications.












                                                       EXHIBIT 13
                                                       Page 11 of 62



          o Other liabilities (noncurrent) at December 31, 1994, totalled $37.3 million, which were $12.4 million higher than the balance at December 31, 1993. The net increase for 1994 represented changes to various accruals primarily due to acquisitions, which are not expected to be paid out in the company's next business cycle. These accruals generally cover environmental obligations, legal accruals, and other contractual obligations.

             Other information concerning the company's financial resources, commitments and plans is as follows:

             The average amount of short-term borrowings outstanding, excluding current maturities of long-term debt, was $141.9 million in 1994, compared to $159.1 million in 1993. The weighted average interest rate during 1994 was 6.8%, compared to 7.8% during the previous year. The maximum amounts outstanding during 1994 and 1993 were $181.6 million and $184.1 million, respectively. The decrease in the 1994 average amount of short-term borrowings outstanding was attributable to the company's foreign operations, which used short-term debt financings as a hedge against currency movements.

             The company had a $400 million domestic short-term credit line at December 31, 1994, and $466 million of foreign credit available for working capital purposes, all of which were unused at the end of the year. These facilities exceed projected requirements for 1995 and provide direct support for commercial paper and indirect support for other financial instruments, such as letters of credit and comfort letters.

             At December 31, 1994, the debt-to-total capital ratio was 22/78, as compared to 28/72 at the prior year-end. The significant improvement in the ratio at December 31, 1994, was primarily due to the company's continuing programs of inventory reductions and spending controls to generate cash which was used to reduce the company's overall debt obligations.
















                                                       EXHIBIT 13
                                                       Page 12 of 62



             In 1994, foreign currency adjustments increased shareowners' equity by approximately $38.4 million. The change was due to the weakening of the U.S. dollar against other currencies in countries where the company has significant operations and the local currencies are the functional currencies. Currency fluctuations in the United Kingdom, Canada, France, Italy, Germany, Australia, Singapore, Japan and Spain accounted for approximately 80 percent of the change. Inventories, accounts receivable, net property, plant and equipment, accounts payable and loans payable were principal accounts affected.

             In 1994, the company continued to sell an undivided fractional ownership interest in designated pools of accounts and notes receivable up to a maximum of $125 million. Similar agreements have been in effect since 1987. These agreements expire in one- and two-year periods based on the particular pool of receivables sold. The company intends to renew these agreements at their expiration dates with either the current institution or another financial institution using the basic terms and conditions of the existing agreement. At December 31, 1994 and 1993, $125 million of such receivables remained uncollected.

             Capital expenditures were $159 million and $132 million in 1994 and 1993, respectively. The company continues investing to improve manufacturing productivity, reduce costs and provide environmental enhancements and advanced technologies for existing facilities. The capital expenditure program for 1995 is estimated at approximately $175 million, including carryover from projects approved in prior periods. There are no planned projects that, either individually or in the aggregate, represent a material commitment for the company. Many of these projects are subject to review and cancellation at the option of the company without incurring substantial charges.

             As a result of high inflationary periods in the 1970s, experimental disclosure of supplementary information to measure the effects of inflation on historical financial statements in terms of the constant dollar and current costs was required. While the company presented inflation-adjusted data, the information presented was based on assumptions, estimates and judgements, which were far from precise indicators of the effects of inflation on the company. High inflationary trends have dissipated in recent years and, after a review of the effects of inflation, the company has determined that such information is neither material nor meaningful at this time.








                                                       EXHIBIT 13
                                                       Page 13 of 62



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

             During 1994, the company spent approximately $7 million on capital projects for pollution abatement and control and an additional $7 million for environmental remediation expenditures, including operation and maintenance of existing environmental programs. It should be noted that these amounts are difficult to estimate because environmental improvements are generally intertwined with the overall improvement costs at a particular plant, and the accurate estimate of which portion of an improvement or a capital expenditure relates to an environmental improvement is difficult to ascertain. The company believes that these expenditure levels will continue and may increase over time. Given the evolving nature of environmental laws, regulations and technology, the ultimate cost of future compliance is uncertain.

             The company is a party to environmental lawsuits and claims. It has received notices of potential violations of environmental laws and regulations from the Environmental Protection Agency and similar state authorities, and is identified as a potentially responsible party (PRP) for cleanup costs at approximately 26 federal Superfund and state remediation sites. For all sites there are other PRPs and in most instances, the company's site involvement is minimal. While all PRPs may be jointly and severally liable to pay all site investigation and remediation costs, to date there is no indication the company will be liable for more than the costs of its own percentage of responsibility at any site. Additional lawsuit and claims involving environmental matters are likely to arise from time to time in the future.











                                                       EXHIBIT 13
                                                       Page 14 of 62



             Although uncertainties regarding environmental technology, state and federal laws and regulations and individual site information make estimating the liability difficult, management believes that the total liability for the cost of remediation and environmental lawsuits and claims will not have a material effect on the financial condition, results of operations, liquidity or cash flows of the company for any year. It should be noted that when the company estimates its liability for environmental matters, such estimates are based on current technologies and the company does not discount its liability or assume any insurance recoveries.


          1993 Compared to 1992
          1993 continued to be a year of challenges and accomplishments for the company. We were challenged by striving to exceed 1992's results while faced with a continued recession in Europe throughout the year. The turnaround in Europe, which we had originally expected by the latter half of 1993 did not occur. However, based on stronger domestic markets, principally in the automotive, housing, industrial and selected construction markets, together with continued benefits from company-wide cost-containment programs, the company was able to meet its operating goals in 1993.

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



















                                                       EXHIBIT 13
                                                       Page 15 of 62



             Second, the company adopted, effective January 1, 1993, Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires an accrual for the expected cost of benefits provided by an employer to former or inactive employees after employment but before retirement. These benefits typically are associated with the continuation of medical and life insurance benefits for employees on short- and long-term disability. Previously, these benefits were expensed as incurred. The company elected to adopt this standard in the fourth quarter of 1993, and recognized the postemployment benefit obligation as of January 1, 1993. The effect of the adoption of SFAS No. 112 for the company totalled $21.0 million ($0.20 per share), net of a $13.5 million tax benefit. Aside from the effect of the adjustment, the adoption of SFAS No. 112 was not material to the company's 1993 financial results and accordingly, the results for the first three quarters of 1993 have not been restated to reflect this adoption.

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







                                                       EXHIBIT 13
                                                       Page 16 of 62



          o The 1993 restructure of operations charge totalled $5.0 million and related to the company's decision to sell its underground coal-mining machinery business during the second quarter of the year. The sale of this business was finalized in July 1993. The 1992 restructure charges totalled $80 million, $70 million of which related to the IDP venture and was recorded in 1992's fourth quarter. The remaining $10 million charge was recorded in the third quarter of 1992 and related to the company's decision to realign its aerospace bearings business.

          o Interest expense for 1993 was $52.0 million, approximately four percent lower than the $54.1 million reported for 1992. The reduction was due to the combined effect of lower overall outstanding debt and lower effective interest rates in 1993, when compared to 1992.

          o The "other income (expense), net" category is essentially the sum of three activities: (i) foreign exchange, (ii) equity interest in partially-owned equity companies, and (iii) other miscellaneous income and expense items. In 1993, this category totalled a net expense balance of $7.5 million, as compared to only $0.7 million for 1992. A review of the components of this category show that:

             - foreign exchange activity for 1993 totalled $6.6 million of losses, as compared to $6.2 million of losses in 1992;

             - earnings from equity interests in partially-owned equity companies decreased by approximately $5 million in 1993, when compared to 1992, principally due to the 1992 sale of the company's interest in one of these equity companies; and

             - other net miscellaneous expense items were approximately one-half of prior-year levels, but 1992 included a gain from the sale of an equity interest in a company, which offset 1992's net miscellaneous expense items.
















                                                       EXHIBIT 13
                                                       Page 17 of 62



          o Dresser-Rand Company is another partnership between the company and Dresser Industries, Inc. It commenced operations on January 1, 1987, and comprises the worldwide reciprocating compressor and turbomachinery businesses of the two companies. The company's pretax profits from its interest in Dresser-Rand for 1993 totalled $33.1 million, as compared to $27.6 million in 1992. The improvement in the operating results of Dresser-Rand is attributed primarily to the benefits obtained from cost-containment programs and the efficiencies generated by maintaining volume levels at their manufacturing locations.

          o The Ingersoll-Dresser Pump Company minority interest represents Dresser's interest in the operating results of IDP. In 1993, the minority interest was a charge of $11.6 million, and represented the portion of IDP's earnings that was allocable to our joint venture partner. The 1992 benefit of $35.0 million basically represented the portion of 1992's $70 million restructure charge for IDP, which was the responsibility of our joint venture partner. IDP's 1992 fourth quarter results, excluding the restructure charge, were essentially at the break-even level. Overall, the restructuring efforts in IDP have been substantially completed and the company expects to realize the majority of the benefits from these actions in 1994 and beyond.

          o The company's effective tax rate for 1993 was 35.5 percent, which is a modest decrease over the 36.8 percent reported for 1992. The variance from the 35.0 percent statutory rate was due primarily to the higher tax rates associated with foreign earnings and the effect of state and local taxes.

          o At December 31, 1993, employment totalled 35,143. This represents a net decrease of 165 employees from 1992's level of 35,308. Acquisitions added a total of 2,610 employees, while divestitures, attrition and cost-reduction programs reduced total employment by 2,775.

             The following highlights the financial results and financial condition of the company's operations, with the impact of currency variations where appropriate:













                                                       EXHIBIT 13
                                                       Page 18 of 62



          o Cash and cash equivalents totalled $228.0 million at December 31, 1993, $11.2 million more than the December 31, 1992 balance of $216.8 million. In evaluating the net change in cash and cash equivalents, cash flows from operating, investing and financing activities, and the effect of exchange rate changes should be considered. Cash flows from operating activities totalled $164.9 million, investing activities used $60.7 million and financing activities used $86.1 million. Exchange rate changes during 1993 decreased cash and cash equivalents by approximately $6.9 million.

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

          o Receivables totalled $797.5 million at December 31, 1993, compared to $809.6 million at December 31, 1992, for a net decrease of $12.1 million. Currency translation decreased the receivable balance during the year by $27.7 million, offset partially by increased receivables, principally from IDP's European operations. The average days outstanding in receivables increased slightly from 1992's level because of the higher mix of international receivables, due to the IDP joint venture, which traditionally carry longer payment terms than domestic receivables.

          o Inventories amounted to $713.7 million at December 31, 1993, $56.6 million lower than 1992's level of $770.3 million. This decrease was a result of the company's aggressive inventory control programs, which reduced inventory levels by approximately $36 million. Currency movements accounted for an additional $18.8 million reduction in inventory for the year. Acquisitions less dispositions accounted for the remaining difference. Since 1991, the company has been able to reduce its inventory by more than $100 million (excluding the inventory from the contributed pump units of Dresser).
             The company's emphasis on inventory control was reflected in the reduction in the average months' supply of inventory, which was 4.4 months at December 31, 1993, compared to 4.6 months at December 31, 1992.









                                                       EXHIBIT 13
                                                       Page 19 of 62



          o Prepaid expenses totalled $39.8 million at December 31, 1993, $15.7 million lower than the balance at December 31, 1992. Foreign exchange activity had the effect of reducing the balance in this account by $0.8 million during the year. The net decrease for the year was split between a general decrease in the company's prepaid expenses and the disposition of certain assets held for sale.

          o Deferred income taxes (current) of $116.9 million at December 31, 1993, represent the deferred tax benefit of the difference between the book and tax values of various current assets and liabilities. A schedule of the components for this balance is in Note 14 of the Notes to Consolidated Financial Statements. The year-end balance represented an increase of approximately $15 million from the December 31, 1992, level. Changes due to foreign currency movements had an immaterial effect on the year's activities.

          o The investment in Dresser-Rand Company totalled $112.6 million at December 31, 1993. This represented a net decrease of approximately $7.1 million from 1992's balance of $119.7 million. The components of the change for 1993 consisted of income of $33.1 million, a $37.7 million change in the advance account between the entities and a $2.5 million reduction due to currency fluctuations.

          o The investments in partially-owned equity companies at December 31, 1993, totalled $158.6 million, $9.3 million higher than the 1992 balance. The components of this change consisted of income for 1993 of $15.6 million, dividends of $3.1 million, a net decrease in the amounts due from these units of $7.6 million and currency movements of $4.4 million.

          o Net property, plant and equipment increased by approximately $28 million in 1993 to a year-end balance of $875.1 million. Fixed assets from acquisitions during 1993 added $25.9 million. Capital expenditures in 1993 totalled $132.0 million, a slight increase over the 1992 level. Foreign exchange fluctuations decreased the net fixed asset values in U.S. dollars by approximately $11.9 million. The remaining net decrease was principally due to depreciation expense.












                                                       EXHIBIT 13
                                                       Page 20 of 62



          o Intangible assets, net, totalled $105.9 million at December 31, 1993, as compared to $113.2 million at December 31, 1992, for a net decrease of $7.3 million. Amortization (which was charged to expense) accounted for a reduction of $5.9 million. The remaining net change was attributable to currency fluctuations and acquisitions during the year.

          o Deferred income taxes (noncurrent) totalled $90.9 million at December 31, 1993. This net deferred asset arose in 1992 primarily because of the tax effects related to the adoption of SFAS No. 106 (Postretirement Benefits Other Than Pensions). The 1993 balance was $13.9 million higher than the 1992 balance, primarily due to the company's adoption of SFAS No. 112 relating to postemployment benefits. A listing of the components which comprised the balance at December 31, 1993, can be found in Note 14 of the Notes to Consolidated Financial Statements.

          o Other assets totalled $130.0 million at year-end, an increase of approximately $16.5 million from the December 31, 1992, balance of $113.5 million. The change in the account balance was primarily due to an increase in prepaid pensions. Foreign exchange activity in 1993 had a minimal effect on the account balance during the year.

          o Accounts payable and accruals totalled $762.4 million at December 31, 1993, a decrease of $60.7 million from 1992's balance of $823.1 million. The majority of the 1993 reduction related to expenditures made with respect to restructure of operations reserves for IDP, which were established in the fourth quarter of 1992 but not paid until 1993. All other activity, including acquisitions, caused an increase of approximately $20 million in this category during 1993, while foreign exchange activity decreased this account by approximately $21 million.

          o Loans payable were $206.9 million at the end of 1993, compared to $201.3 million at December 31, 1992. Current maturities of long-term debt, included in loans payable, were $82 million and $17.2 million at December 31, 1993 and 1992, respectively. Excluding the current maturities of long-term debt, short-term borrowings decreased by $49.5 million during 1993. This balance can be attributed to a decrease in foreign short-term debt and a reduction in the total loans outstanding during 1993 of $4.2 million due to foreign currency fluctuations.








                                                       EXHIBIT 13
                                                       Page 21 of 62



          o Long-term debt, excluding current maturities, totalled $314.1 million at December 31, 1993, compared to $355.6 million at December 31, 1992, a net decrease of $41.5 million. This net decrease was the result of additions to long-term debt of $101.8 million reduced by transfers to loans payable for current maturities and a $0.6 million reduction from foreign currency fluctuations. The additions to long-term debt primarily represented the February 3, 1993, issuance by the company of $100 million of notes at 6 7/8% per annum, which are not redeemable prior to maturity in 2003. The proceeds from these notes were used to redeem $68 million of the company's outstanding 8.05% Debentures Due 2004 and for general corporate purposes.

          o Postemployment benefits at December 31, 1993, totalled $515.8 million, an increase of $21.3 million over the December 31, 1992, balance. Postemployment benefits include medical and life insurance postretirement benefits, long-term pension accruals and other noncurrent postemployment accruals. Postemployment benefits represent the company's noncurrent liability in accordance with SFAS Nos. 87, 106 and 112. SFAS No. 112 was adopted as of January 1, 1993. See Notes 16 and 17 of the Notes to Consolidated Financial Statements for additional information.

          o The Ingersoll-Dresser Pump Company minority interest, which represents Dresser's interest in the IDP joint venture, totalled $146.3 million and $146.2 million at December 31, 1993 and 1992, respectively. Earnings allocable to IDP's minority interest totalled $11.6 million for 1993, which were virtually offset by translation adjustments and final valuation modifications.

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

             Other information concerning the company's financial resources, commitments and plans is as follows:










                                                       EXHIBIT 13
                                                       Page 22 of 62



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

             At December 31, 1993, the debt-to-total capital ratio was 28/72, as compared to 30/70 at December 31, 1992. The improvement in the ratio at December 31, 1993, was primarily due to the company's continuing program to reduce inventory and control spending to generate cash to reduce the company's overall debt obligations.

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

             In 1993, the company sold an undivided fractional ownership interest in designated pools of accounts and notes receivables up to a maximum of $125 million. Similar agreements have been in effect since 1987. These agreements expire in one- and two-year periods based on the particular pool of receivables sold. The company intends to renew these agreements at their expiration dates with either the current institution or another financial institution using the basic terms and conditions of the existing agreement. At December 31, 1993 and 1992, $125 million of such receivables remained uncollected.









                                                       EXHIBIT 13
                                                       Page 23 of 62



          REVIEW OF BUSINESS SEGMENTS


          Standard Machinery
          Standard Machinery Segment's sales of $1.4 billion were approximately 16 percent higher than 1993's level. Operating income for 1994, totalled $122.4 million, representing an increase of over 35 percent when compared to last year's total of $89.6 million, before the 1993 restructure of operations charge of $5 million. The 1993 restructure charge related to the sale of the Mining Machinery Group, which was substantially completed in July 1993.

             The Construction and Mining Group's sales for 1994 were more than 20 percent higher than the prior year's level due to a strong domestic market and improving conditions throughout the year in Europe. The group's operating income and operating income margins improved markedly over 1993's results. Sales for the Air Compressor Group were 14 percent higher than 1993's level, based on stronger domestic and international markets with a corresponding increase in both margins and operating income results.


          Engineered Equipment
          Engineered Equipment Segment's sales for 1994 totalled $926.4 million which approximates last year's level. Operating income totalled $35.3 million for 1994 as compared to $30.5 million for the prior year. IDP's sales in 1994 were virtually at the same level as 1993's due to the continued weakness of the industrial pump industry in the European markets. However, IDP reported an improvement in its operating income in 1994 based on stronger domestic business, the continued effect of 1992's restructuring and cost containment programs. Sales and operating income in the Process Systems Group were below 1993's levels due to a weak pulp and paper industry.


          Bearings, Locks and Tools
          In 1994, this segment reported sales of $2.1 billion, a 16 percent increase over the prior year. Operating income totalled $256.6 million, an increase of more than 20 percent over the $210.7 million reported for 1993.










                                                       EXHIBIT 13
                                                       Page 24 of 62



             Bearings and Components sales for 1994 exceeded the prior year's level by more than 15 percent. A strong domestic automotive industry and continued benefits from cost-containment programs generated improved operating income for this group in 1994.

             Door Hardware sales were also more than 15 percent higher than 1993's level. The percentage improvement in operating income exceeded the sales increase and established another record year for the group. Continued strength and market penetration in domestic markets coupled with aggressive cost controls contributed to 1994's record operating income.

             The Production Equipment Group's sales and operating income in 1994 reflected improvements over the amounts reported for the prior year. A recovering economy in the European-served area and stronger domestic markets contributed to the group's improved results for 1994.



































                                                       EXHIBIT 13
                                                       Page 25 of 62



          Consolidated Statement of Income

          In thousands except per share amounts
          For the years ended December 31   1994         1993         1992
          Net sales                   $4,507,470   $4,021,071   $3,783,787
          Cost of goods sold           3,377,049    3,016,690    2,881,861
          Administrative, selling and
            service engineering
            expenses                     753,414      707,867      646,687
          Restructure of operations-
            charge                            --       (5,000)     (80,000)
          Operating income               377,007      291,514      175,239
          Interest expense               (43,751)     (51,955)     (54,129)
          Other income (expense), net    (14,734)      (7,536)        (734)
          Dresser-Rand income             24,600       33,090       27,630
          Ingersoll-Dresser Pump
            minority interest            (13,182)     (11,589)      34,988
          Earnings before income taxes
            and effect of accounting
            changes                      329,940      253,524      182,994
          Provision for income taxes     118,800       90,000       67,400
          Earnings before effect of
            accounting changes           211,140      163,524      115,594
          Effect of accounting changes
            (net of income tax benefits):
            - Postemployment benefits         --      (21,000)          --
            - Postretirement benefits
                other than pensions           --           --     (332,000)
            - Income taxes                    --           --      (18,000)
          Net earnings (loss)         $  211,140   $  142,524   $ (234,406)
          Earnings per share of
            common stock:
          Earnings before effect
            of accounting changes         $ 2.00       $ 1.56       $ 1.11
          Effect of accounting changes:
            - Postemployment benefits         --        (0.20)          --
            - Postretirement benefits
                other than pensions           --           --        (3.19)
            - Income taxes                    --           --        (0.17)
          Net earnings (loss) per share   $ 2.00       $ 1.36       $(2.25)
          See accompanying notes to consolidated financial statements.












                                                       EXHIBIT 13
                                                       Page 26 of 62



          Consolidated Balance Sheet
          In thousands except share amounts
          December 31                                    1994         1993
          Assets
          Current assets:
          Cash and cash equivalents                $  207,023   $  227,993
          Marketable securities                         4,231        6,172
          Accounts and notes receivable, less
            allowance for doubtful accounts of
            $25,905 in 1994 and $22,089 in 1993       949,392      797,525
          Inventories                                 679,308      713,690
          Prepaid expenses                             43,748       39,844
          Deferred income taxes                       119,185      116,936
                                                    2,002,887    1,902,160
          Investments and advances:
          Dresser-Rand Company                         90,705      112,630
          Partially-owned equity companies            173,871      158,645
                                                      264,576      271,275
          Property, plant and equipment, at cost:
          Land and buildings                          557,287      521,748
          Machinery and equipment                   1,261,277    1,143,680
                                                    1,818,564    1,665,428
          Less-accumulated depreciation               859,273      790,284
                                                      959,291      875,144
          Intangible assets, net                      124,487      105,855
          Deferred income taxes                        74,480       90,913
          Other assets                                171,200      129,985
                                                   $3,596,921   $3,375,332
          Liabilities and Equity
          Current liabilities:
          Accounts payable and accruals            $  883,780   $  762,387
          Loans payable                               117,249      206,939
          Customers' advance payments                  16,937       24,231
          Income taxes                                 22,111       30,767
                                                    1,040,077    1,024,324
          Long-term debt                              315,850      314,136
          Postemployment liabilities                  518,297      515,787
          Ingersoll-Dresser Pump Company
            minority interest                         154,069      146,331
          Other liabilities                            37,286       24,929
          Shareowners' equity:
          Common stock, $2 par value, authorized
            400,000,000 shares; issued:
            1994-109,168,872; 1993-108,939,462        218,338      217,879
          Capital in excess of par value               42,358       34,917
          Earnings retained for use in the business 1,403,672    1,268,472
                                                    1,664,368    1,521,268






                                                       EXHIBIT 13
                                                       Page 27 of 62



          Consolidated Balance Sheet  (Continued)
          In thousands except share amounts
          December 31                                    1994         1993

          Less:
          - Treasury stock, at cost                    53,035       53,035
          - Foreign currency equity adjustment         79,991      118,408
          Shareowners' equity                       1,531,342    1,349,825
                                                   $3,596,921   $3,375,332
          See accompanying notes to consolidated financial statements.











































                                                       EXHIBIT 13
                                                       Page 28 of 62



     Consolidated Statement of Shareowners' Equity
     In thousands except share data
     December 31                                1994         1993         1992

     Common stock, $2 par value:
       Balance at beginning of year       $  217,879   $  216,553   $  107,393
       Exercise of stock options
         and SARs                                226        1,095          964
       Issuance of shares under
         stock plans                             233          231          135
       Two-for-one stock split                    --           --      108,061
       Balance at end of year             $  218,338   $  217,879   $  216,553
     Capital in excess of par value:
       Balance at beginning of year       $   34,917   $   17,148   $  106,265
       Exercise of stock options and
         SARs including tax benefits           3,257       14,294       15,592
       Issuance of shares under
         stock plans                           4,184        3,475        3,352
       Two-for-one stock split                    --           --     (108,061)
       Balance at end of year             $   42,358   $   34,917   $   17,148
     Earnings retained for use
       in the business:
       Balance at beginning of year       $1,268,472   $1,199,438   $1,505,881
       Net earnings (loss)                   211,140      142,524     (234,406)
       Cash dividends                        (75,940)     (73,490)     (72,037)
       Balance at end of year             $1,403,672   $1,268,472   $1,199,438
     Treasury stock-at cost:
       Common stock, $2 par value:
       Balance at beginning of year       $  (53,035)  $  (53,036)  $  (53,036)
       Disposition of stock                       --            1           --
       Balance at end of year             $  (53,035)  $  (53,035)  $  (53,036)
     Foreign currency
       equity adjustment:
       Balance at beginning of year       $ (118,408)  $  (86,728)  $  (33,447)
       Adjustments due to
         translation changes                  38,417      (31,680)     (53,281)
       Balance at end of year             $  (79,991)  $ (118,408)  $  (86,728)
     Total shareowners' equity            $1,531,342   $1,349,825   $1,293,375















                                                       EXHIBIT 13
                                                       Page 29 of 62



     Consolidated Statement of Shareowners' Equity (Continued)

     In thousands except share data
     December 31                                1994         1993         1992
     Shares of Capital Stock
     Common stock, $2 par value:
       Balance at beginning of year      108,939,462  108,276,462   53,696,378
       Exercise of stock options
         and SARs                            112,850      547,400      482,175
       Issuance of shares under
         stock plans                         116,560      115,600       67,278
       Two-for-one stock split                    --           --   54,030,631
       Balance at end of year            109,168,872  108,939,462  108,276,462
     Treasury stock:
       Common stock, $2 par value:
       Balance at beginning of year        3,672,732    3,672,822    1,836,409
       Two-for-one stock split                    --           --    1,836,409
       Purchases of stock                         --           --            4
       Disposition of stock                       --          (90)          --
       Balance at end of year              3,672,732    3,672,732    3,672,822


     See accompanying notes to consolidated financial statements.






























                                                       EXHIBIT 13
                                                       Page 30 of 62



     Consolidated Statement of Cash Flows

     In thousands
     For the years ended December 31              1994        1993        1992

     Cash flows from operating activities:
       Net earnings (loss)                   $ 211,140   $ 142,524   $(234,406)
       Adjustments to arrive at net cash
         provided by operating activities:
         Effect of accounting changes               --      21,000     350,000
         Restructure of operations                  --       5,000      80,000
         Depreciation and amortization         132,540     123,521     116,579
         (Gain) loss on sale of assets            (137)     (5,480)    (15,429)
         Minority interests                     13,751      13,571     (33,181)
         Equity earnings/losses,
           net of dividends                    (36,355)    (45,621)    (46,790)
         Deferred income taxes                  14,166     (14,767)    (43,575)
         Other noncash items                   (10,530)        125      44,273
       Changes in assets and liabilities
         (Increase) decrease in:
           Accounts and notes receivable      (111,783)    (11,998)    (54,634)
           Inventories                          81,578      35,500      37,133
           Other current and noncurrent
             assets                            (14,547)    (22,414)     (9,825)
         (Decrease) increase in:
           Accounts payable and accruals        41,465     (73,250)     12,437
           Other current and noncurrent
             liabilities                       (19,502)     (2,838)    (32,837)
         Net cash provided by operating
           activities                          301,786     164,873     169,745

     Cash flows from investing activities:
       Capital expenditures                   (158,624)   (132,001)   (131,650)
       Proceeds from sales of property,
         plant and equipment                     7,287       6,612       5,753
       Proceeds from business dispositions       2,250      55,460      53,971
       Acquisitions, net of cash and
         formation of Ingersoll-Dresser Pump*  (37,812)    (42,479)     (2,928)
       Decrease in marketable securities         2,828       6,416       1,641
       Cash (invested in) or advances (to)
         from equity companies                  42,430      45,282     (32,902)
         Net cash used in investing
           activities                         (141,641)    (60,710)   (106,115)










                                                       EXHIBIT 13
                                                       Page 31 of 62



     Consolidated Statement of Cash Flows (Continued)

     In thousands
     For the years ended December 31              1994        1993        1992

     Cash flows from financing activities:
       (Decrease) increase in short-term
         borrowings                            (31,411)    (49,480)     92,955
       Proceeds from long-term debt              2,330     101,779       2,806
       Payments of long-term debt              (85,710)    (78,042)    (12,722)
       Net change in debt                     (114,791)    (25,743)     83,039
       Proceeds from exercise of stock
         options and treasury stock sales        3,001      13,116      13,511
       Dividends paid                          (75,940)    (73,490)    (72,037)
         Net cash (used in) provided by
           financing activities               (187,730)    (86,117)     24,513

     Effect of exchange rate changes on cash
       and cash equivalents                  $   6,615   $  (6,885)  $  (8,231)
       Net (decrease) increase in cash
         and cash equivalents                  (20,970)     11,161      79,912
       Cash and cash equivalents-
         beginning of year                     227,993     216,832     136,920
     Cash and cash equivalents-end of year   $ 207,023   $ 227,993   $ 216,832

     *Acquisitions and formation
       of Ingersoll-Dresser Pump:
       Working capital, other than cash      $  15,856   $ (25,542)  $(127,313)
       Property, plant and equipment           (39,771)    (25,910)    (78,189)
       Intangibles and other assets            (32,590)     (2,000)    (19,088)
       Long-term debt and other liabilities     18,693      10,973     221,662
         Net cash used to acquire businesses $ (37,812)  $ (42,479)  $  (2,928)

     Cash paid during the year for:
       Interest, net of amounts capitalized  $  47,330   $  47,388   $  53,351
       Income taxes                            119,817     126,954     140,909
     See accompanying notes to consolidated financial statements.
















                                                       EXHIBIT 13
                                                       Page 32 of 62



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

          Cash Equivalents: The company considers all highly liquid investments, consisting primarily of time deposits and commercial paper with maturities of three months or less when purchased, to be cash equivalents. Cash equivalents were $108,320,000 and $75,046,000 at December 31, 1994 and 1993, respectively.

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

          Intangible Assets: Intangible assets primarily represent the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Such excess costs are being amortized on a straight-line basis over various periods not exceeding 40 years. Intangible assets also represent costs allocated to patents, tradenames and other specifically identifiable assets arising from business acquisitions. These assets are amortized on a straight-line basis over their estimated useful lives. Accumulated amortization at December 31, 1994 and 1993, was $26,476,000 and $19,657,000, respectively.
          Amortization of intangible assets was $6,815,000, $5,852,000 and $5,597,000 in 1994, 1993 and 1992, respectively.















                                                       EXHIBIT 13
                                                       Page 33 of 62



          Income Taxes: The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", in February 1992. The company elected to adopt the new standard effective January 1, 1992.
            The new accounting standard requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement bases and the tax bases of the company's assets and liabilities using the enacted tax rates in effect at year-end, the "liability method".

          Environmental Costs: Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Costs to prepare environmental site evaluations and feasibility studies are accrued when the company commits to perform them. Liabilities for remediation costs are recorded when they are probable and reasonably estimable, generally the earlier of completion of feasibility studies or the company's commitment to a plan of action. The assessment of this liability is calculated based on existing technology, does not reflect any offset for possible recoveries from insurance companies and is not discounted. There were no material changes in the liability for the periods presented.

          Revenue Recognition: Sales of products are recorded for financial reporting purposes generally when the products are shipped.

          Research, Engineering and Development Costs: Research and development expenditures, including engineering costs, are expensed when incurred and amounted to $154,600,000 in 1994, $150,100,000 in 1993 and $138,400,000 in 1992.

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










                                                       EXHIBIT 13
                                                       Page 34 of 62



            For foreign subsidiaries operating in highly inflationary economies, inventory and property balances and related income statement accounts have been translated using historical exchange rates and resulting gains and losses have been credited or charged to net earnings.
            Foreign currency transactions and translations recorded in the income statement decreased net earnings by $5,107,000, $4,744,000 and $4,848,000 in 1994, 1993 and 1992, respectively.
          Shareowners' equity was increased in 1994 by $38,417,000 and reduced in 1993 and 1992 by $31,680,000 and $53,281,000, respectively, due to foreign currency equity adjustments related to translation and corresponding tax effects. Tax effects were not significant for the periods presented.
            The company hedges certain foreign currency transactions and firm foreign currency commitments by entering into forward exchange contracts (forward contracts). Gains and losses associated with currency rate changes on forward contracts hedging foreign currency transactions are recorded currently in income. Gains and losses on forward contracts hedging firm foreign currency commitments are deferred off-balance sheet and included as a component of the related transaction, when recorded; however, a loss is not deferred if deferral would lead to the recognition of a loss in future periods.
            Cash flows resulting from forward contracts accounted for as hedges of identifiable transactions or events are classified in the same category as the cash flows from the items being hedged.

          Earnings Per Share: Net earnings per share of common stock are earnings divided by the average number of common shares outstanding during the year. The effect of common stock equivalents on earnings per share was not material.

          Accounting Changes: The company implemented SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective January 1, 1994. Adoption of this statement had no impact on the financial statements.
            Effective January 1, 1993, the company adopted Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires an accrual for the expected cost of benefits provided by an employer to former or inactive employees after employment but before retirement, such as the continuation of medical and life insurance benefits for employees on long-term disability. Previously, these benefits were expensed as incurred. The company elected to adopt this standard in the fourth quarter of 1993, and recognized the postemployment benefit obligation as of







                                                       EXHIBIT 13
                                                       Page 35 of 62



          January 1, 1993. The effect of the adoption of SFAS No. 112 for the company totalled $21.0 million ($0.20 per share), net of a $13.5 million tax benefit. Aside from the effect of the adjustment, the adoption of SFAS No. 112 was not material to the company's 1993 financial results and accordingly, the results for the first three quarters of 1993 have not been restated to reflect this adoption. Operating results for the years preceding 1993 were not restated for the adoption of SFAS No. 112.
            The company adopted effective January 1, 1992, SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 109, "Accounting for Income Taxes." SFAS No. 106 requires an accrual for the expected cost of providing postretirement benefits, such as health care and life insurance benefits, during the years that the employees provide service to the company. Previously, these benefits were expensed as incurred. The effect of the adoption of SFAS No. 106 for the company's worldwide pre-1992 obligations totalled $283.8 million ($2.73 per share), net of a $145.2 million tax benefit.
            Also, in 1992, included in the $332.0 million ($3.19 per share) after-tax effect of this accounting change was $48.2 million ($0.46 per share), representing the company's share of the effect of the adoption of SFAS No. 106 by Dresser-Rand.
            Earnings for 1992, before the effect of accounting changes, decreased by $19.5 million ($0.19 per share) for the company's worldwide obligations associated with SFAS No. 106. In addition, the company's portion of earnings from Dresser-Rand Company was reduced by $7.2 million or $4.8 million ($0.04 per share) after-tax for the 1992 earnings effect of this accounting change.
            The company also elected to apply the provisions of SFAS No. 109, "Accounting for Income Taxes" effective January 1, 1992. SFAS No. 109 changes the method of accounting for income taxes from the deferral method to the liability method. Under the liability method, deferred income taxes are determined based on enacted tax laws and rates, which are applied to the differences between the financial statement bases and tax bases of assets and liabilities. The effect of adopting SFAS No. 109 at January 1, 1992, produced an $18.0 million ($0.17 per share) charge to the company. This charge related principally to the differences between the financial statement value of assets and liabilities and the tax bases of those items recorded for acquisitions made since 1984. The effect of this adoption on the 1992 earnings of the company was not material.











                                                       EXHIBIT 13
                                                       Page 36 of 62



          NOTE 2 - INGERSOLL-DRESSER PUMP COMPANY: Effective October 1, 1992, the company and Dresser Industries, Inc. (Dresser), formed Ingersoll-Dresser Pump Company (IDP), a partnership owned 51 percent by the company and 49 percent by Dresser. This joint venture includes the majority of the worldwide pump operations of the two companies, and its results have been included in the consolidated financial statements of the company since the formation date. One of the principal purposes of this venture was to create a pump company that is capable of competing for business on a global basis.
            The company's consolidated net sales for 1992 included approximately $140 million for the pump units contributed by Dresser. The effect of these sales on the company's operating income for 1992 was minimal. As a result of the formation of IDP, certain facilities, products and personnel became redundant. During the fourth quarter of 1992, IDP adopted a formal plan to restructure the operations of IDP. Based on these actions, the company recorded a $70.0 million restructure of operations charge for IDP. This charge was for the reduction in work force and realignment charges to relocate production and eliminate excess plant and capacity. This charge was shared evenly by the partners of IDP; therefore, the minority interest elimination for this item was $35.0 million and the company's portion was $35.0 million ($25.7 million after-tax, or $0.25 per share).
            The net assets contributed by each partner to IDP were approximately $180 million. At December 31, 1994, Dresser Industries had loans payable to IDP totalling $10,824,000 which are shown as a reduction in IDP's minority interest.


          NOTE 3 - ACQUISITIONS AND DISPOSITIONS OF BUSINESSES: During 1994, the company made several acquisitions. In April 1994, the company acquired full ownership of the ball bearing joint venture with GMN Georg Mueller of America, Inc. for $4.9 million in cash. The company previously owned 50% of the joint venture. The company acquired Montabert S.A., a French manufacturer of hydraulic rock-breaking and drilling equipment on June 30, 1994, for approximately $18.4 million, plus assumption of liabilities. In August 1994, the company acquired the Ecoair air compressor product line from MAN Gutehoffnungshutte AG (MAN GHH) for $10.6 million in cash. The company also entered into a 50/50 joint venture, GHH-RAND Schraubenkompressoren GmbH & Co. KG (GHH-RAND) with MAN GHH to manufacture airends. The company invested approximately $17.6 million in GHH-RAND. The company also had several additional purchases of operations during the year totalling $3.9 million in cash.







                                                       EXHIBIT 13
                                                       Page 37 of 62



             In 1993, the company acquired the Kunsebeck, Germany, needle and cylindrical bearing business of FAG Kugelfischer Georg Schafer AG of Schweinfurt, Germany, for $42.5 million in cash, subject to final contract negotiations.
             In 1992, the company acquired Industrias del Rodamiento, S.A.
          (IRSA), for $14.0 million in cash and $1.8 million in notes.
          IRSA manufactures and markets an extensive line of bearings, as well as wheel kits and automotive accessories.
            These transactions have been accounted for as purchases and accordingly, each purchase price was allocated to the acquired assets and assumed liabilities based on their estimated fair values. The company has classified as intangible assets the costs in excess of the fair value of the net assets of companies acquired. The results of all acquired operations have been included in the consolidated financial statements from their respective acquisition dates.
             In 1994, the assets of the IDP Australian operations were sold in return for shares of the purchaser. The company and Dresser Industries sold IRI International Corporation, a 50/50 joint venture that is a manufacturer of mobile drilling rigs, to a third party.
             The company sold the assets of several small business units in 1993, as well as substantially all of the assets of its coal-mining machinery and aerospace bearings businesses for $55.5 million in cash.


          NOTE 4 - RESTRUCTURE OF OPERATIONS: In July 1993, the company sold substantially all of its underground coal-mining machinery assets to Long-Airdox Company. In connection with this sale, the company recorded a $5.0 million restructure of operations charge during the second quarter of 1993. During 1992, the company reported an $80,000,000 charge for restructuring of operations consisting of a fourth quarter $70,000,000 charge for IDP described in Note 2 and a third quarter $10,000,000 charge associated with the company's aerospace bearings unit. The third quarter restructure charge was for the realignment of the company's aerospace bearings unit resulting from the depressed condition of the aerospace business. The after-tax cost for this charge was $6,200,000 or $0.06 per share. Overall, the restructuring efforts described above were substantially completed in accordance with the original restructuring plans.











                                                       EXHIBIT 13
                                                       Page 38 of 62



          NOTE 5 - INVENTORIES: At December 31, inventories were as follows:


          In thousands                                 1994           1993
          Raw materials and supplies               $117,613       $121,083
          Work-in-process                           293,023        295,829
          Finished goods                            429,655        462,677
                                                    840,291        879,589
          Less-LIFO reserve                         160,983        165,899
          Total                                    $679,308       $713,690

            Work-in-process inventories are stated after deducting customer progress payments of $27,242,000 in 1994 and $14,395,000 in 1993.
          At December 31, 1994 and 1993, LIFO inventories comprised approximately 35 percent and 38 percent, respectively, of consolidated inventories.
            During the periods presented, inventory quantities were reduced, resulting in partial liquidations of LIFO layers. This decreased cost of goods sold by $11,587,000 in 1994, $12,506,000 in 1993 and $5,801,000 in 1992. These liquidations increased net earnings in 1994, 1993 and 1992 by approximately $7,080,000 ($0.07 per share), $7,641,000 ($0.07 per share) and $3,599,000
          ($0.03 per share), respectively.


          NOTE 6 - INVESTMENTS IN PARTIALLY-OWNED EQUITY COMPANIES: The company has numerous investments, ranging from 20 percent to 50 percent, in companies which operate in similar lines of business.
            The company's investments in and amounts due from partially-
          owned equity companies amounted to $170,438,000 and $3,433,000, respectively, at December 31, 1994, and $131,051,000 and $27,594,000, respectively, at December 31, 1993.
            The company's equity in the net earnings of its partially-owned equity companies was $15,572,000, $15,641,000 and $20,578,000 in
          1994, 1993 and 1992, respectively.
            The company received dividends based on its equity interests in these companies of $3,817,000, $3,110,000 and $1,417,000 in 1994,
          1993 and 1992, respectively.














                                                       EXHIBIT 13
                                                       Page 39 of 62



            Summarized financial information for these partially-owned equity companies at December 31, and for the years presented was:

          In thousands                                 1994           1993
          Current assets                         $  388,592     $  355,884
          Property, plant and
            equipment, net                          264,558        256,322
          Other assets                               20,318         23,409
          Total assets                           $  673,468     $  635,615
          Current liabilities                    $  250,495     $  326,830
          Long-term debt                             50,226         44,024
          Other liabilities                          29,974         24,873
          Total shareowners' equity                 342,773        239,888
          Total liabilities
            and equity                           $  673,468     $  635,615

          In thousands                  1994           1993           1992
          Net sales               $  701,007     $  730,138     $  904,831
          Gross profit               141,996        127,467        187,802
          Net earnings                33,749         48,494         42,167


          NOTE 7 - DRESSER-RAND COMPANY: Dresser-Rand Company is a partnership between Dresser Industries, Inc. (51 percent), and the company (49 percent) comprising the worldwide reciprocating compressor and turbomachinery businesses of the two companies. The company's investment in Dresser-Rand is accounted for using the equity method of accounting.
            Summarized financial information for Dresser-Rand at December 31, and for the years presented was:

          In thousands                                 1994           1993
          Current assets                         $  440,539     $  489,122
          Property, plant and
            equipment, net                          197,797        220,604
          Other assets and investments               18,445         18,531
                                                    656,781        728,257

          Deduct:
          Current liabilities                       295,048        321,629
          Noncurrent liabilities                    188,937        188,211
                                                    483,985        509,840
          Net partners' equity
            and advances                         $  172,796     $  218,417









                                                       EXHIBIT 13
                                                       Page 40 of 62



          In thousands                   1994          1993           1992
          Net sales                $1,219,355    $1,187,279     $1,232,615
          Gross profit                203,064       241,906        229,396
          Earnings before
            effect of
            accounting
            change                     50,204        68,112         52,916
          Net income (loss)            50,204        68,112        (93,209)

            The effect of the adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", for Dresser-Rand effective January 1, 1992, was $146,125,000. Operating results for 1992 were reduced by $14,400,000 because of this accounting change. The tax effects associated with this change are recorded on the books of the partners.
            The company's investment in Dresser-Rand was $160,832,000 and $133,867,000 at December 31, 1994 and 1993, respectively.
            The company owed Dresser-Rand $70,127,000 at December 31, 1994, and $21,237,000 at December 31, 1993.


          NOTE 8 - ACCOUNTS PAYABLE AND ACCRUALS: Accounts payable and accruals at December 31, were:

          In thousands                                 1994           1993
          Accounts payable                         $255,616       $201,172
          Accrued:
            Payrolls and benefits                   137,321        121,063
            Taxes                                    48,598         46,842
            Insurance and claims                     93,670         98,474
            Postemployment benefits                  73,970         51,945
            Warranties                               36,836         31,838
            Interest                                 10,815         14,057
          Other accruals                            226,954        196,996
                                                   $883,780       $762,387


















                                                       EXHIBIT 13
                                                       Page 41 of 62



          NOTE 9 - LONG-TERM DEBT AND CREDIT FACILITIES:
          At December 31, long-term debt consisted of:

          In thousands                                 1994           1993
          6 7/8% Notes Due 2003                    $100,000       $100,000
          9% Debentures Due 2021                    125,000        125,000
          8 1/4% Notes Due 1996                      75,000         75,000
          Other domestic and foreign
            loans and notes, at end-
            of-year average interest
            rates of 6.99% in 1994
            and 8.61% in 1993, maturing
            in various amounts to 2027               15,850         14,136
                                                   $315,850       $314,136

            Debt retirements for the next five years are as follows:
          $4,191,000 in 1995, $81,323,000 in 1996, $1,238,000 in 1997,
          $1,065,000 in 1998 and $620,000 in 1999.
            At December 31, 1994, the company had a $400,000,000 five-year committed revolving credit line, all of which was unused. This line provides support for commercial paper and indirectly provides support for other financial instruments, such as letters of credit and comfort letters, as required in the normal course of business. The company compensates banks for this line with fees equal to .08% per annum. Available foreign lines of credit were $593,240,000, of which $465,888,000 were unused at December 31, 1994. No major cash balances were subject to withdrawal restrictions. At December 31, 1994, the average rate of interest for loans payable, excluding the current portion of long-term debt, was 6.58% and related principally to foreign loans.
            Capitalized interest on construction and other capital projects amounted to $3,241,000, $2,838,000 and $3,460,000 in 1994, 1993
          and 1992, respectively. Interest income, included in "Other income (expense), net" was $11,502,000, $11,720,000 and
          $15,396,000 in 1994, 1993 and 1992, respectively.


          NOTE 10 - FINANCIAL INSTRUMENTS: The company, as a large multinational company, maintains significant operations in foreign countries. As a result of its global operating and financing activities, the company is exposed to changes in foreign currency exchange rates which affect its results of operations and financial condition. The company manages exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of financial instruments. Generally, the only financial instruments the company utilizes are forward exchange contracts.






                                                       EXHIBIT 13
                                                       Page 42 of 62



             The purpose of the company's hedging activities is to mitigate the impact of changes in foreign exchange rates. The company attempts to hedge transaction exposures through natural offsets. To the extent this is not practicable, major exposure areas which the company considers for hedging include foreign currency denominated receivables and payables, intercompany loans, firm committed transactions, anticipated sales and purchases and dividends relating to foreign subsidiaries. The table below summarizes by major currency the contractual amounts of the company's forward contracts in U.S. dollars. Foreign currency amounts are translated at current rates at the respective reporting date. The "buy" amounts represent the U.S. equivalent of commitments to purchase foreign currencies, and the "sell" amounts represent the U.S. equivalent of commitments to sell foreign currencies. Some of the forward contracts involve the exchange of two foreign currencies, according to local needs in foreign subsidiaries. At December 31, the contractual amounts were:

          In millions                      1994                 1993
                                       Buy      Sell        Buy      Sell
          Australian dollars        $   --    $  3.8      $  --    $ 16.0
          Canadian dollars             2.4      13.3        2.1      10.0
          Deutsche marks               8.4      81.8        4.8      88.1
          Dutch guilders                --       1.3        0.3       6.5
          French francs                3.3      10.6        3.5      14.2
          Italian lira                34.9       2.3        6.7       2.0
          Japanese yen                 3.4      19.2       13.7      15.5
          Pounds sterling             59.1      55.5       29.3      39.6
          Spanish pesetas              2.3       2.6        1.5      13.9
          Other                       16.6      23.1       17.3      21.5
            Total                   $130.4    $213.5      $79.2    $227.3

             Forward contracts for normal operating activities have maturities of one to 12 months; and forward contracts for intercompany loans have maturities that range from one month to 36 months.
             The company's forward contracts do not subject the company to risk due to foreign exchange rate movement, because gains and losses on these contracts generally offset losses and gains on the assets, liabilities or other transactions being hedged.
             The counterparties to the company's forward contracts consist of a number of major international financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis and present no significant credit risk to the company.







                                                       EXHIBIT 13
                                                       Page 43 of 62



             The carrying value of cash and cash equivalents, marketable securities (classified as held to maturity), accounts receivable, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarizes the estimated fair value of the company's remaining financial instruments at December 31:

          In millions                              1994              1993
          Long-term debt:
          Carrying value                         $315.9            $314.1
          Estimated fair value                    312.5             349.5

          Forward contracts:
          Contract (notional) amounts:
            Buy contracts                        $130.4            $ 79.2
            Sell contracts                        213.5             227.3
          Fair (market) values:
            Buy contracts                         131.2              78.4
            Sell contracts                        211.9             223.8

             Fair value of long-term debt was determined by reference to the December 31, 1994 and 1993, market values of comparably rated debt instruments. Fair value of forward contracts are based on dealer quotes at the respective reporting date.


          NOTE 11 - COMMITMENTS AND CONTINGENCIES: The company is involved in various litigations, claims and administrative proceedings, including environmental matters, arising in the normal course of business. In assessing its potential environmental liability, the company bases its estimates on current technologies and does not discount its liability or assume any insurance recoveries. Amounts recorded for identified contingent liabilities are estimates which are reviewed periodically and adjusted to reflect additional information when it becomes available. Subject to the uncertainties inherent in estimating future costs for contingent liabilities, management believes that recovery or liability with respect to these matters would not have a material effect on the financial condition, results of operations, liquidity or cash flows of the company for any year.
            In the normal course of business, the company has issued several direct and indirect guarantees, including performance letters of credit, totalling approximately $99,700,000 at December 31, 1994. Management believes these guarantees will not adversely affect the consolidated financial statements.







                                                       EXHIBIT 13
                                                       Page 44 of 62



            In 1994, the company continued to sell an undivided interest in designated pools of accounts and notes receivable up to a maximum of $125,000,000. Similar agreements have been in effect since 1987. During 1994, 1993 and 1992, such sales amounted to $487,825,000, $518,651,000 and $526,090,000, respectively. At
          December 31, 1994 and 1993, $125,000,000 of such sold receivables remained uncollected. The undivided interest in the designated pool of receivables was sold with limited recourse. These agreements expire in one- and two-year periods based on the particular pool of receivables sold. The company intends to renew these agreements at their expiration dates with either the current financial institution or another financial institution, using the basic terms and conditions of the existing agreements. For receivables sold, the company has retained collection and administrative responsibilities as agent for the purchaser.
            Receivables, excluding the designated pool of accounts and notes receivable, sold during 1994, 1993 and 1992 with recourse, amounted to $64,590,000, $39,284,000 and $38,343,000,
          respectively.   At December 31, 1994 and 1993, $14,666,000 and
          $16,076,000, respectively, of such receivables sold remained uncollected.
            As of December 31, 1994, the company had no significant concentrations of credit risk in trade receivables due to the large number of customers which comprise its receivables base and their dispersion across different industries and countries.
            All principal manufacturing facilities are owned by the company. Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased. Total rental expense was $56,195,000 in 1994, $57,949,000 in 1993 and
          $56,218,000 in 1992. Minimum lease payments required under noncancellable operating leases with terms in excess of one year for the next five years and thereafter, are as follows:
          $34,583,000 in 1995, $23,253,000 in 1996, $13,724,000 in 1997,
          $7,833,000 in 1998, $5,619,000 in 1999 and $20,204,000
          thereafter.


          NOTE 12 - COMMON STOCK: In May 1992, the board of directors declared a two-for-one split of the company's common stock. The stock split was made in the form of a stock dividend, payable on June 1, 1992, to shareowners of record on May 19, 1992.












                                                       EXHIBIT 13
                                                       Page 45 of 62



            On December 7, 1988, the board of directors adopted a Rights Plan (Plan) and declared a dividend distribution of one right for each then outstanding share of the company's common stock. As a result of the stock split referred to above, each current outstanding share of the company's common stock has one-half a right associated with it. In December 1994, the Plan was amended by the board of directors. Under the Plan as amended, each right entitles the holder to purchase 1/100th of a share of Series A preference stock at an exercise price of $130. The company has reserved 563,000 shares of Series A preference stock for issuance upon exercise of the rights. The rights become exercisable in accordance with the provisions of the Plan on (i) the tenth day following the acquisition by a person or group of persons of 15 percent or more of the company's common stock, (ii) the tenth day after the commencement of a tender or exchange offer for 15 percent or more of the company's common stock, or (iii) the determination by the board of directors that a person is an Adverse Person as defined in the Plan (Distribution Date). Upon either a person's becoming an Acquiring Person as defined in the Plan, or the board's determination that a person is an Adverse Person, or the occurrence of certain other events following the Distribution Date, each holder of a right shall thereafter have a right to receive the common stock of the company (or in certain circumstances, the stock of an acquiring entity) for a price of approximately half its value. The rights are not exercisable by any Acquiring Person or Adverse Person. The Plan as amended provides that the board of directors, at its option any time after any person becomes an Acquiring Person or an Adverse Person, may exchange all or part of the outstanding and exercisable rights for shares of common stock, currently at an exchange ratio of one right for two shares. The right of the holders to exercise the rights to purchase shares automatically terminates if the board orders an exchange of rights for shares. The rights may be redeemed by the company for one cent per right in accordance with the provisions of the Plan. The rights will expire on December 22, 1998, unless redeemed earlier by the company.
            Shares held in treasury at December 31, 1994, will be used for employee benefit plans and for other corporate purposes.














                                                       EXHIBIT 13
                                                       Page 46 of 62



          NOTE 13 - INCENTIVE STOCK PLANS: Under the company's Incentive Stock Plans, key employees have been granted options to purchase common shares at prices not less than the fair market value at the date of grant. The plans, approved in 1980, 1985 and 1990, also authorize stock appreciation rights (SARs) and stock awards. If SARs issued in conjunction with stock options are exercised, the related stock options are cancelled; conversely, the exercise of stock options cancels the SARs.
            Changes during the year in options outstanding under the plans were as follows:

                                         Shares subject       Option price
                                              to option    range per share
          January 1, 1994                     2,762,700       $ 9.79-36.31
          Granted                               920,050        31.81-37.19
          Exercised                             286,950         9.79-32.44
          Cancelled                              11,500        32.44-34.94
          December 31, 1994                   3,384,300       $10.04-37.19

            Of the shares subject to option, 1,823,600 were granted with SARs. In addition, there are 195,000 SARs outstanding with no stock options. At December 31, 1994, 346,780 shares of common stock were reserved for future issue, contingent upon attainment of certain performance goals and future service. At December 31, 1994, options for 2,468,250 shares were exercisable and 470,030 shares were available for future awards.
            The company also maintains a shareowner-approved Management Incentive Unit Award Plan. Under the plan, qualifying executives are awarded incentive units. When dividends are paid on common stock, dividends are awarded to unit holders, one-half of which is paid in cash, the remaining half of which is credited to the participant's account in the form of so-called common stock equivalents. The fair value of accumulated common stock equivalents is paid in cash upon the participant's retirement. The number of common stock equivalents credited to participant's accounts at December 31, 1994 and 1993, are 284,409 and 260,018, respectively.


          NOTE 14 - INCOME TAXES: Earnings before income taxes and the effect of accounting changes for the years ended December 31, were taxed within the following jurisdictions:

          In thousands                1994             1993           1992
          United States           $279,373         $229,503       $120,311
          Foreign                   50,567           24,021         62,683
          Total                   $329,940         $253,524       $182,994






                                                       EXHIBIT 13
                                                       Page 47 of 62



          The provision for income taxes before the effect of accounting changes was as follows:
          Current tax expense:
            United States         $ 69,847         $ 74,912       $ 73,655
            Foreign                 34,768           30,625         37,320
            Total current          104,615          105,537        110,975
          Deferred tax expense:
            United States           30,330            5,261        (36,698)
            Foreign                (16,145)         (20,798)        (6,877)
            Total deferred          14,185          (15,537)       (43,575)
            Total provision for
              income taxes        $118,800         $ 90,000       $ 67,400

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

                                                  Percent of pretax income
                                               1994       1993       1992
          Statutory U.S. rates                 35.0%      35.0%      34.0%
          Increase (decrease) in rates
            resulting from:
            Foreign operations                  0.3        0.6        3.3
            Effect of changes in statutory
              rate on deferred taxes             --       (2.2)        --
            Earnings/losses of equity
              companies                        (0.9)      (2.2)      (4.4)
            State and local income taxes,
              net of U.S. tax                   1.6        1.3        2.3
            Other                                --        3.0        1.6
          Effective tax rates                  36.0%      35.5%      36.8%

















                                                       EXHIBIT 13
                                                       Page 48 of 62


            A summary of the deferred tax accounts at December 31, follows:
          In thousands                                     1994       1993       1992
          Current deferred assets and (liabilities):
            Differences between book and tax bases
              of inventories and receivables           $ 36,533   $ 32,576   $ 32,046
            Differences between book and tax
              expense for other employee related
              benefits and allowances                    33,938     42,137     31,373
            Provisions for restructure of
              operations and plant closings
              not yet deductible for tax purposes         6,377      5,328     15,718
            Other reserves and valuation
              allowances in excess of tax deductions     32,470     27,954     25,604
            Other differences between tax and
              financial statement values                  9,867      8,941     (2,902)
              Gross current deferred net tax assets     119,185    116,936    101,839
          Noncurrent deferred tax assets and
            (liabilities):
            Tax items associated with equity
              companies                                  12,956     31,022     29,653
            Postretirement and postemployment
              benefits other than pensions in
              excess of tax deductions                  159,922    159,922    150,125
            Other reserves in excess of tax expense      36,237     28,136     12,747
            Tax depreciation in excess of book
              depreciation                              (45,986)   (54,855)   (52,841)
            Pension contributions in excess of
              book expense                              (47,470)   (36,607)   (33,719)
            Taxes provided for unrepatriated
              foreign earnings                          (20,091)   (26,353)   (25,600)
              Gross noncurrent deferred net tax assets   95,568    101,265     80,365
              Less:  deferred tax valuation allowances  (21,088)   (10,352)    (3,392)
                Total net deferred tax assets          $193,665   $207,849   $178,812






                                                       EXHIBIT 13
                                                       Page 49 of 62



            A total of $20,091,000 of deferred taxes have been provided for a portion of the undistributed earnings of subsidiaries operating outside of the United States. As to the remainder, these earnings have been, and under current plans will continue to be reinvested and it is not practicable to estimate the amount of additional taxes which may be payable upon repatriation.


          NOTE 15 - BUSINESS SEGMENT INFORMATION:   A description of
          business segments and operations by business segments and geographic area for the three years ended December 31, 1994, were as follows:

          DESCRIPTION OF BUSINESS SEGMENTS
          Ingersoll-Rand's operations are organized into three worldwide business segments: Standard Machinery; Engineered Equipment; and Bearings, Locks and Tools.

          Standard Machinery
          The segment's products are categorized into three groups:

          Air Compressor - products include portable, reciprocating, rotary and centrifugal air compressors, vacuum pumps, air drying and filtering systems and other compressor accessories. The products are used primarily to supply pressurized air to industrial plants, refineries, chemical plants, electrical utilities and service stations.

          Construction and Mining - manufactures vibratory compactors, pavement millers, asphalt pavers, rock drills, blasthole drills, water-well drills, crawler drills, jumbo drills, jackhammers and rock and roof stabilizers primarily for the construction, highway maintenance, metals-mining and well-drilling industries.

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







                                                       EXHIBIT 13
                                                       Page 50 of 62



          Process Systems - consists of pulp and paper processing equipment, pelleting equipment, filters, aerators and dewatering systems. This equipment is used in the pulp and paper, food and agricultural, and minerals-processing industries.


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











                                                       EXHIBIT 13
                                                       Page 51 of 62

  Operations by Geographic Area
  In millions
                                   United                        Other    Adjustments/
  For the year 1994                States      Europe    International    Eliminations    Consolidated

  Sales to customers             $2,809.9    $1,253.9           $443.7         $    --        $4,507.5
  Transfers between geographic
    areas                           429.7        54.7             34.1          (518.5)             --
  Total sales and transfers      $3,239.6     1,308.6            477.8          (518.5)       $4,507.5
  Operating income from
    operations                   $  335.8        43.2             34.5             0.8        $  414.3
  General corporate expenses
    charged to operating income                                                                  (37.3)
  Operating income                                                                            $  377.0
  Identifiable assets at
    December 31, 1994            $1,684.3       949.0            297.5           (11.6)       $2,919.2
  Corporate assets                                                                               677.7
  Total assets at
    December 31, 1994                                                                         $3,596.9

  For the year 1993

  Sales to customers             $2,526.9     1,071.5            422.7              --        $4,021.1
  Transfers between geographic
    areas                           357.3        53.0             33.0          (443.3)             --
  Total sales and transfers      $2,884.2     1,124.5            455.7          (443.3)       $4,021.1
  Operating income excluding
    restructure of operations    $  260.0        35.5             34.7             0.6        $  330.8
  Restructure of operations-
    charge                           (5.0)         --               --              --            (5.0)
  Operating income from
    operations                   $  255.0        35.5             34.7             0.6        $  325.8
  General corporate expenses
    charged to operating income                                                                  (34.3)
  Operating income                                                                            $  291.5
  Identifiable assets at
    December 31, 1993            $1,597.3       780.5            286.7           (12.4)       $2,652.1
  Corporate assets                                                                               723.2
  Total assets at
    December 31, 1993                                                                         $3,375.3


                                                       EXHIBIT 13
                                                       Page 52 of 62

  Operations by Geographic Area  (Continued)
  In millions
                                   United                        Other    Adjustments/
  For the year 1992                States      Europe    International    Eliminations    Consolidated

  Sales to customers             $2,311.2     1,064.4            408.2              --        $3,783.8
  Transfers between geographic
    areas                           370.7        47.7             44.4          (462.8)             --
  Total sales and transfers      $2,681.9     1,112.1            452.6          (462.8)       $3,783.8
  Operating income excluding
    restructure of operations    $  184.3        54.9             47.0             1.1        $  287.3
  Restructure of operations-
    charge                          (64.5)      (12.7)            (2.8)             --           (80.0)
  Operating income from
    operations                   $  119.8        42.2             44.2             1.1        $  207.3
  General corporate expenses
    charged to operating income                                                                  (32.1)
  Operating income                                                                            $  175.2
  Identifiable assets at
    December 31, 1992            $1,564.0       854.3            301.5           (13.0)       $2,706.8
  Corporate assets                                                                               680.8
  Total assets at
    December 31, 1992                                                                         $3,387.6

  International sales of U.S. manufactured products were $743,300,000 in 1994, $580,700,000 in 1993 and
  $577,200,000 in 1992.















                                                       EXHIBIT 13
                                                       Page 53 of 62


    Operations by Business Segments
    Dollar amounts in millions
    For the years ended                          % of                    % of                    % of
    December 31                         1994    total        1993       total     1992(b)       total

    Standard Machinery
    Sales                           $1,445.7      32%    $1,250.9         31%    $1,385.3         37%
    Operating income excluding
      restructure of operations        122.4      30%        89.6         27%        90.9         32%
    Restructure of operations-
      charge                              --                 (5.0)                     --
    Operating income from
      operations                       122.4      30%        84.6         26%        90.9         44%
    Operating income as % of sales       8.5%                 6.8%                    6.6%
    Identifiable assets              1,099.6                927.1                   980.6
    Depreciation and amortization       31.5                 27.0                    28.3
    Capital expenditures                30.9                 25.0                    42.8

    Engineered Equipment
    Sales                              926.4      21%       929.6         23%       645.3         17%
    Operating income excluding
      restructure of operations         35.3       8%        30.5          9%        29.0         10%
    Restructure of operations-
      charge                              --                   --                   (70.0)
    Operating income from
      operations                        35.3       8%        30.5          9%       (41.0)       (20)%
    Operating income as % of sales       3.8%                 3.3%                   (6.4)%
    Identifiable assets                634.5                622.3                   696.4
    Depreciation and amortization       28.8                 29.3                    20.0
    Capital expenditures                30.3                 29.0                    27.1










                                                       EXHIBIT 13
                                                       Page 54 of 62


    Operations by Business Segments (Continued)
    Dollar amounts in millions
    For the years ended                          % of                    % of                    % of
    December 31                         1994    total        1993       total     1992(b)       total

    Bearings, Locks and Tools
    Sales                            2,135.4      47%     1,840.6         46%     1,753.2         46%
    Operating income excluding
      restructure of operations        256.6      62%       210.7         64%       167.4         58%
    Restructure of operations-
      charge                              --                   --                   (10.0)
    Operating income from
      operations                       256.6      62%       210.7         65%       157.4         76%
    Operating income as % of sales      12.0%                11.4%                    9.0%
    Identifiable assets              1,185.1              1,102.7                 1,029.8
    Depreciation and amortization       70.9                 65.5                    66.7
    Capital expenditures                97.0                 77.8                    61.7

    Total
    Sales                            4,507.5     100%     4,021.1        100%     3,783.8        100%
    Operating income excluding
      restructure of operations        414.3     100%       330.8        100%       287.3        100%
    Restructure of operations-
      charge                              --                 (5.0)                  (80.0)
    Operating income from
      operations                       414.3     100%       325.8        100%       207.3        100%
    Operating income as % of sales       9.2%                 8.1%                    5.5%
    Identifiable assets              2,919.2              2,652.1                 2,706.8
    Depreciation and amortization      131.2                121.8                   115.0
    Capital expenditures               158.2                131.8                   131.6
    General corporate expenses
      charged to operating income      (37.3)               (34.3)                  (32.1)
    Operating income                   377.0                291.5                   175.2







                                                       EXHIBIT 13
                                                       Page 55 of 62


    Operations by Business Segments (Continued)
    Dollar amounts in millions
    For the years ended                          % of                    % of                    % of
    December 31                         1994    total        1993       total     1992(b)       total

    Unallocated
    Interest expense                   (43.8)               (52.0)                  (54.1)
    Other income (expense), net        (14.7)                (7.5)                   (0.7)
    Dresser-Rand income                 24.6                 33.1                    27.6
    Ingersoll-Dresser Pump
      minority interest                (13.2)               (11.6)                   35.0
    Earnings before income taxes
      and effect of accounting
      changes                          329.9                253.5                   183.0
    Corporate assets (a)               677.7                723.2                   680.8

    Total assets                    $3,596.9             $3,375.3                $3,387.6

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





















                                                       EXHIBIT 13
                                                       Page 56 of 62



          NOTE 16 - PENSION PLANS: The company has noncontributory pension plans covering substantially all domestic employees. In addition, certain employees in other countries are covered by pension plans. The company's domestic salaried plans principally provide benefits based on a career average earnings formula. The company's hourly pension plans provide benefits under flat benefit formulas. Foreign plans provide benefits based on earnings and years of service. Most of the foreign plans require employee contributions based on the employee's earnings. The company's policy is to fund an amount which could be in excess of the pension cost expensed, subject to the limitations imposed by current statutes or tax regulations. Ingersoll-Dresser Pump Company's costs for the years ended December 31, 1994 and 1993, and the three months ended December 31, 1992, and status of its benefit plans at December 31, 1994 and 1993, have been consolidated.
            The components of the company's pension cost for the years ended December 31, include the following:

          In thousands                        1994        1993        1992
          Benefits earned during the
            year                          $ 31,747   $  27,749    $ 25,813
          Interest cost on projected
            benefit obligation              79,072      72,131      70,543
          Actual return on plan assets       6,290    (124,432)    (84,446)
          Net amortization and deferral    (99,635)     32,685      (7,484)
            Net pension cost              $ 17,474   $   8,133    $  4,426

























                                                       EXHIBIT 13
                                                       Page 57 of 62


            The status of employee pension benefit plans at December 31, 1994 and 1993, was as follows:
                                                        1994                          1993
                                              Overfunded    Underfunded     Overfunded   Underfunded
          In thousands                             plans          plans          plans         plans
          Actuarial present value of
            projected benefit obligation,
            based on employment service to
            date and current salary levels:
            Vested employees                 $ (942,526)      $(48,413)   $  (962,348)    $ (84,311)
            Nonvested employees                  (5,329)        (5,956)        (8,067)       (4,764)
            Accumulated benefit obligation     (947,855)       (54,369)      (970,415)      (89,075)
            Additional amount related to
              projected salary increases        (48,778)       (20,598)       (38,713)      (17,361)
          Total projected benefit obligation   (996,633)       (74,967)    (1,009,128)     (106,436)
          Funded assets at fair value         1,053,890         12,342      1,079,203        46,035
          Assets in excess of (less than)
            projected benefit obligation         57,257        (62,625)        70,075       (60,401)
          Unamortized (net asset) liability
            existing at date of adoption         (3,499)         4,517         (3,344)        4,573
          Unrecognized prior service cost        16,570          9,468         13,685        10,015
          Unrecognized net loss (gain)           41,236           (485)        27,103         5,506
          Adjustment required to recognize
            minimum liability                        --           (956)            --        (7,060)
          Prepaid (accrued) pension cost     $  111,564       $(50,081)   $   107,519     $ (47,367)












                                                       EXHIBIT 13
                                                       Page 58 of 62



            Plan investment assets of domestic plans are balanced between equity securities and cash equivalents or debt securities.
          Assets of foreign plans are invested principally in equity securities.
            The present value of benefit obligations for domestic plans at December 31, 1994 and 1993, was determined using an assumed discount rate of 8.0% and 7.0%, an assumed rate of increase in future compensation levels of 5.5% and 4.5%, respectively, and an expected long-term rate of return on assets of 8.5% for both years. The weighted averages of the actuarially assumed discount rate, long-term rate of return on assets and the rate for compensation increases for foreign plans were 9.0%, 9.0% and 6.5% in 1994, and 8.0%, 9.0% and 5.5% in 1993, respectively.
            Most of the company's domestic employees are covered by savings and other defined contribution plans. Employer contributions and costs are determined based on criteria specific to the individual plans and amounted to approximately $21,657,000, $20,494,000 and $19,106,000 in 1994, 1993 and 1992, respectively. In addition, the company maintains other supplemental benefit plans for officers and other key employees.
            The company's costs relating to foreign defined contribution plans, insured plans and other foreign benefit plans were $4,279,000, $307,000 and $553,000 in 1994, 1993 and 1992,
          respectively.
            In 1994, 1993 and 1992, the number of employees covered by multiemployer pension plans, was 217, 214 and 211, respectively. Amounts charged to pension cost and contributed to multiemployer plans in 1994, 1993 and 1992 were $530,000, $484,000 and
          $460,000, respectively.
            The existing pension rules require the recognition of a liability in the amount that the company's unfunded accumulated benefit obligation exceeds the accrued pension cost, with an equal amount recognized as an intangible asset. As a result, the company recorded a noncurrent liability of $956,000 in 1994, and a current liability of $1,226,400 and a noncurrent liability of
          $5,833,400 in 1993.   Offsetting intangible assets were recorded
          in the Consolidated Balance Sheets.
















                                                       EXHIBIT 13
                                                       Page 59 of 62



          NOTE 17 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS: In the fourth quarter of 1992, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1992. The company elected to immediately recognize the effect of the change in accounting for postretirement benefits of $428.9 million ($283.8 million net of income tax benefit), which represented the accumulated postretirement benefit obligation (APBO) existing at January 1, 1992. The results for the first three quarters of 1992 were restated as a result of the adoption. In addition to the effect, the company's 1992 postretirement benefits cost increased $29.6 million ($19.5 million after-tax, or $0.19 per share). The company continues to fund benefit costs principally on a pay-as-you-go basis, with the retiree paying a portion of the costs. In situations where full-time employees retire from the company between age 55 and age 65, most are eligible to receive, at a cost to the retiree, certain health care benefits identical to those available to active employees. After attaining age 65, an eligible retiree's health care benefit coverage becomes coordinated with Medicare, with the retiree paying a portion of the cost of the coverage.
            Summary information on the company's plans was as follows:

          In thousands
          December 31                                    1994         1993
          Financial status of plans:
          Accumulated postretirement benefits
             obligation:
             Retirees                               $(251,260)   $(286,470)
             Active employees                        (120,225)    (181,606)
                                                     (371,485)    (468,076)
          Plan assets at fair value                        --           --
          Unfunded accumulated benefits
            obligation in excess of plan assets      (371,485)    (468,076)
          Unrecognized net loss (gain)                 (9,682)      88,325
          Unrecognized prior service benefits         (90,010)     (95,269)
          Accrued postretirement benefits cost      $(471,177)   $(475,020)
















                                                       EXHIBIT 13
                                                       Page 60 of 62



            The components of net periodic postretirement benefits cost for the years ended December 31, were as follows:

          In millions                                1994     1993    1992
          Service cost, benefits attributed to
            employee service during the year        $ 8.5    $ 5.7   $11.4
          Interest cost on accumulated
            postretirement benefit obligation        26.9     28.3    32.6
          Net amortization and deferral              (5.2)    (5.1)     --
          Net periodic postretirement benefits cost $30.2    $28.9   $44.0

            The 1994 service cost of net periodic postretirement benefits cost includes a settlement charge of $3,198,000 relating to retired employees from a closed facility. The discount rates used in determining the APBO were 8.0% and 7.0% at December 31, 1994 and 1993, respectively. The assumed health care cost trend rates used in measuring the accumulated postretirement benefits obligation were 12.4% in 1994 and 13.0% in 1993, respectively, declining each year to an ultimate rate of 5.5% by 2003.
            Increasing the health care cost trend rate by 1.0% as of December 31, 1994, would increase the APBO by 10.6%. The effect of this change on the sum of the service cost and interest cost components of net periodic postretirement benefits cost for 1994 would be an increase of 12.4%. In 1993, the company made several modifications to the cost-sharing provisions of its postretirement plans.



























                                                       EXHIBIT 13
                                                       Page 61 of 62



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


          /S/ Thomas F. McBride
          Thomas F. McBride
          Senior Vice President and
          Chief Financial Officer

















                                                       EXHIBIT 13
                                                       Page 62 of 62



          Report of Independent Accountants


          January 31, 1995

          To the Board of Directors and
          Shareowners of Ingersoll-Rand Company:


               In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareowners' equity and of cash flows present fairly, in all material respects, the financial position of Ingersoll-Rand Company and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

               As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for postemployment benefits in 1993 and for postretirement benefits and income taxes in 1992.

          /S/ Price Waterhouse LLP
          Price Waterhouse LLP









