Form 10-K, Exhibit 13
period 1995-12-31
INGERSOLL RAND CO
filed 1996-03-29
CIK 50485

EXHIBIT 13
                                                       Page 1 of 60







                                    INGERSOLL-RAND

                                         1995

                                    ANNUAL REPORT

                                          TO

                                     SHAREOWNERS









                                                       EXHIBIT 13
                                                       Page 2 of 60


                                  Table of Contents


          Financial Review and Management Analysis  . . . . . . . .    3-23

          Consolidated Statement of Income  . . . . . . . . . . . .      24

          Consolidated Balance Sheet  . . . . . . . . . . . . . . . .    25

          Consolidated Statement of Shareowners' Equity . . . . . .   26-27

          Consolidated Statement of Cash Flows  . . . . . . . . . .   28-29

          Notes to Consolidated Financial Statements  . . . . . . .   30-58

          Report of Management  . . . . . . . . . . . . . . . . . .      59

          Report of Independent Accountants . . . . . . . . . . . .      60







                                                       EXHIBIT 13
                                                       Page 3 of 60


                                Ingersoll-Rand Company
                       Financial Review and Management Analysis


          1995 Compared to 1994

             1995 will go down in the company's history as a year of financial records and the year of our largest acquisition. Our financial achievements in 1995 were the result of a solid and stable domestic economy for most of our company's products, moderately growing European markets and the continuing benefits from asset management and productivity-improvement programs, which are becoming a daily thought process for more and more of our employees.

             Sales for 1995 exceeded $5.7 billion, which generated $497 million of operating income and $270 million of net earnings ($2.55 per share). These results include our successful acquisition of Clark Equipment Company (Clark), effective June 1, 1995. Our 1995 results, before considering the positive benefits from the Clark acquisition, would have also established company records.

             The Clark acquisition (which is described in Note 2 to the Consolidated Financial Statements) will add more than $1 billion of sales on an annualized basis to the company's results. Products include Melroe's Bobcat skid-steer loaders and compact excavators, Clark-Hurth axles and transmissions, Blaw-Knox pavers and Club Car golf cars and utility vehicles.

             The company's economic outlook for 1996 remains fairly consistent with last year and calls for a steady improvement in operating results based on continued stability in our domestic markets and continuing strength in our international markets. These expectations are bolstered by aggressive asset management and productivity-improvement programs, as well as the company's focus on total quality management and reengineering efforts to accelerate our efficiency gains.

             A comparison of key financial data between 1995 and 1994 follows:

          o Net sales in 1995 established a record at $5.7 billion, reflecting a 27-percent improvement over 1994's total of $4.5 billion. Sales for 1995, excluding Clark, exceeded last year's total by approximately 10 percent, and also established a new record.







                                                       EXHIBIT 13
                                                       Page 4 of 60


          o Cost of goods sold in 1995 was 75.2 percent of sales compared to 74.9 percent in 1994. Partial liquidations of LIFO (last-in, first-out) inventory lowered 1995 costs by only $3.4 million ($2.1 million after-tax, or two cents per share) as compared to an $11.6 million ($7.1 million after-tax, or seven cents per share) liquidation in 1994. Excluding the effects of the LIFO liquidations, the 1995 cost of goods sold percentage relationship to sales would have been 75.3 percent versus 75.2 percent for 1994. The percentage of cost of goods sold to sales improved approximately one percent, excluding Clark and the loss on the paving business (a preacquisition requirement) from the calculation. This reduction represents the benefits derived from the company's continuing productivity-improvement and reengineering programs.

          o  Administrative, selling and service engineering expenses were
             16.1 percent of sales in 1995, compared to 16.7 percent for 1994. The marked improvement was due to the continued effect of the company's efforts from productivity-improvement programs and the benefit of leverage from the increased sales volume, which were large enough to offset the effects of inflation for salaries, services, etc. The effect of the Clark acquisition did not have a material impact on these percentages in 1995.

          o Operating income for the year totalled $497.0 million, a 32 percent increase over 1994's operating income of $377.0 million. Operating income in 1995, without Clark-related activities, totalled $435.1 million, reflecting a 15-percent increase over 1994's level.

          o Interest expense for the year totalled $86.6 million, which is almost double 1994's level. Interest costs associated with Clark's existing debt and its acquisition totalled $47.7 million. The company's interest expense, without Clark, would have been $38.9 million, an 11.2-percent reduction from the company's 1994 interest expense total of $43.8 million. This is the result of lower interest rates and the company's aggressive asset management program.

          o Other income (expense), net, is essentially the sum of three activities: (i) foreign exchange, (ii) equity interests in partially-owned equity companies, and (iii) other miscellaneous income and expense items. In 1995, this category netted to an income balance of $9.4 million, a favorable change of $24.1 million over 1994's net expense of $14.7 million. A review of the components of this category shows that:






                                                       EXHIBIT 13
                                                       Page 5 of 60


             o foreign exchange activity for 1995 totalled $6.2 million of losses, which is comparable to the $6.1 million of losses in 1994;

             o earnings from equity interests in partially-owned equity companies were approximately $12.5 million higher than 1994's level, which included a loss on the sale of a partially-owned company; and

             o other net miscellaneous expense items were approximately one-half the prior year's level, principally due to higher gains on the sale of fixed assets, higher royalty earnings and a favorable benefit from the activities of the Clark units.

          o Dresser-Rand Company (Dresser-Rand) is a partnership between the company and Dresser Industries, Inc. (Dresser). It commenced operations on January 1, 1987, and comprises the worldwide reciprocating compressor and turbomachinery businesses of the two companies. The company's pretax profits from its interest in Dresser-Rand for 1995 totalled $22.0 million, as compared to $24.6 million in the prior year. The reduction is primarily attributed to lower sales volumes in 1995, when compared to 1994. However, Dresser-Rand began 1996 with a backlog in excess of $950 million.

          o Ingersoll-Dresser Pump Company (IDP) is another partnership between the company and Dresser in which the company owns the majority interest. In 1995, the minority interest charge was $12.7 million, as compared to the 1994 charge of $13.2 million. This charge reflects the portion of IDP's earnings that was allocable to our joint venture partner and indicates that IDP's earnings in 1995 were lower than in the prior year.

          o The company's effective tax rate for 1995 was 37.0 percent, which represents a slight increase over the 36.0 percent reported for the prior year. The variance from the 35.0 percent statutory rate was due primarily to the higher tax rates associated with foreign earnings, the effect of state and local taxes and the nondeductibility of the goodwill associated with the Clark acquisition.

             At December 31, 1995, employment totalled 41,133. This represents a net increase of 5,201 employees over last year's level of 35,932. The Clark acquisition added 5,304 new employees, while employment levels in the company's traditional businesses declined by 103 people during 1995.







                                                       EXHIBIT 13
                                                       Page 6 of 60


          Liquidity and Capital Resources
          The most significant event affecting the company's liquidity during 1995 was the Clark acquisition, which became effective June 1, 1995. The total purchase price paid for Clark was approximately $1.5 billion. After considering the cash on Clark's books at the acquisition date, the actual cash cost of the transaction was approximately $1.1 billion. The effects of this transaction will be discussed throughout this section of our report and additional information on the acquisition is described in Note 2 to the Consolidated Financial Statements.

             The following table contains several key measures which the company's management uses to gauge the company's financial performance:
                                                  1995      1994      1993
          Working capital (in millions)         $1,016      $963      $878
          Current ratio                            1.8       1.9       1.9
          Debt-to-total capital ratio               45%       22%       28%
          Average working capital
             to net sales                         17.3%     20.4%     22.0%
          Average days outstanding
             in receivables                       63.1      64.6      64.1
          Average months' supply
            of inventory                           3.3       3.7       4.4

             Ingersoll-Rand, as a large multinational company, maintains significant operations in foreign countries. The movement of the U.S. dollar against foreign currencies has a day-to-day impact on the company's financial position. This impact is not always apparent since the company reports its consolidated results in U.S. dollars. Generally, the functional currency of the company's foreign subsidiaries is their local currency, the currency in which they transact their business. During 1995, many foreign currencies strengthened against the U.S. dollar for most of the year and the effect of these foreign currency fluctuations was significant. The company manages exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of forward exchange contracts. The company attempts, through its hedging activities, to mitigate the impact on the income statement of changes in foreign exchange rates. Additionally, the company maintains operations in hyperinflationary economies and in countries, such as Mexico, where the company's operations transact business in U.S. dollars. The functional currency of these operations has been and will remain the U.S. dollar. (additional information on the company's use of financial instruments can be found in Note 9 to the Consolidated Financial Statements.)






                                                       EXHIBIT 13
                                                       Page 7 of 60


             The following highlights the financial results and financial condition of the company's operations, with the impact of currency variations where appropriate:

          o Cash and cash equivalents totalled $137.3 million at December 31, 1995, a $69.7 million decrease from the prior year-end balance of $207.0 million. In evaluating the net change in cash and cash equivalents, cash flows from operating, investing and financing activities, and the effect of exchange rate changes, should be considered. Cash flows from operating activities totalled $403.6 million, investing activities used $1,307.9 million and financing activities generated funds of $830.2 million. Exchange rate changes during 1995 increased cash and cash equivalents by approximately $4.4 million.

          o Marketable securities totalled $9.3 million at the end of 1995, $5.1 million more than the balance at December 31, 1994. The increase was due to the investment of excess cash in various securities by foreign subsidiaries at favorable interest rates. Foreign marketable securities decreased slightly during the year due to foreign exchange rate fluctuations.

          o Receivables totalled $1,109.9 million at December 31, 1995, compared to $949.4 million at the prior year end, for a net increase of $160.5 million. Currency translation increased the receivable balance during the year by $16.0 million, and acquisitions added approximately $193 million during 1995. However, the company's focus on decreasing its receivable base through its asset management program produced a $50.9 million reduction in receivables during the year, in spite of the heavy sales volume in the fourth quarter of 1995. The average days outstanding in receivables decreased to 63.1 days from last year's level of 64.6 days, as benefits from the company's asset management program are beginning to be realized.

          o Inventories amounted to $912.6 million at December 31, 1995, an increase of $233.3 million over last year's level of $679.3 million. Currency movements accounted for a $10.6 million increase in inventory for the year, while acquisitions (net of a contribution to a joint venture) accounted for an additional $207.5 million increase in inventory. The remaining increase of $15.2 million reflects a year-end inventory build, to fulfill new orders during the first few months of the year based on the company's sales growth and backlog. However, the company's emphasis on inventory control was reflected in the reduction of the average months' supply of inventory, which was 3.3 months at December 31, 1995, compared to 3.7 months at the prior year end.





                                                       EXHIBIT 13
                                                       Page 8 of 60


          o Prepaid expenses totalled $58.0 million at the end of the year, $14.2 million higher than the balance at December 31, 1994. Foreign exchange activity had a minimal effect on the balance in this account, while acquisition activity accounted for an additional $8.3 million of the increase. The remaining net increase for the year was due to a general increase in the company's prepaid expenses.

          o Deferred income taxes (current) of $118.5 million at December 31, 1995, represent the deferred tax benefit of the difference between the book and tax values of various current assets and liabilities. A schedule of the components for this balance is in Note 14 to the Consolidated Financial Statements. The year-end balance represented a decrease of $0.7 million from the December 31, 1994, level. Changes due to foreign currency movements had no effect on the year's activity.

          o The investment in Dresser-Rand Company totalled $93.9 million at December 31, 1995. This represented a net increase of approximately $3.2 million from 1994's balance of $90.7 million. The components of the change for 1995 consisted of income for the current year of $22.0 million, and an $18.8 million change in the advance account between the entities.

          o The investments in partially-owned equity companies at December 31, 1995, totalled $223.3 million, $49.4 million higher than the 1994 balance. Income and dividends from investments in partially-owned equity companies were $26.2 million and $6.7 million, respectively. Amounts due from these units increased from $3.4 million to $20.4 million at December 31, 1995. Currency movements relating to partially-owned equity companies were approximately $1 million in 1995. During 1995, the company contributed approximately $11 million of assets for an equity interest in a European joint venture. These assets were principally inventory and fixed assets.

          o Net property, plant and equipment increased by $319.1 million in 1995 to a year-end balance of $1,278.4 million. Fixed assets from acquisitions during 1995 added $292.0 million. Capital expenditures in 1995 totalled $211.7 million, a 33-percent increase over the prior year's level. Foreign exchange fluctuations increased the net fixed asset values in U.S. dollars by approximately $12 million. The remaining net decrease was the result of depreciation, sales and retirements, and a contribution of assets to a joint venture company.








                                                       EXHIBIT 13
                                                       Page 9 of 60


          o Intangible assets, net, totalled $1,253.6 million at December 31, 1995, as compared to $124.5 million at December 31, 1994, for a net increase of $1,129.1 million. Acquisitions added $1,122.1 million of intangibles, primarily goodwill, during 1995. Goodwill from the Clark acquisition was approximately $740 million. In addition, Clark had approximately $380 million of goodwill when acquired. Amortization expense accounted for a reduction of $25.3 million. The remaining net change was attributable to an increase from currency fluctuations and an increase in the required pension intangible asset.

          o Deferred income taxes (noncurrent) totalled $134.8 million at December 31, 1995. This net deferred asset arose in 1992 primarily because of the tax effects related to the adoption of SFAS No. 106 (Postretirement Benefits Other Than Pensions). The 1995 balance was $60.4 million higher than the 1994 balance principally due to taxes associated with or assumed as a result of the Clark acquisition. A listing of the components which comprised the balance at December 31, 1995, can be found in Note 14 to the Consolidated Financial Statements.

          o Other assets totalled $233.7 million at year end, an increase of $62.5 million from the December 31, 1994, balance of $171.2 million. The change in the account balance was primarily due to an increase in prepaid pensions and other noncurrent assets of approximately $19 million, with acquisition activity accounting for the balance of the increase. Foreign exchange activity in 1995 had a minimal effect on the account balance during the year.

          o Accounts payable and accruals totalled $1,129.8 million at December 31, 1995, an increase of $246.0 million from last year's balance of $883.8 million. Acquisition activity during 1995 accounted for $258.9 million of the increase and foreign exchange activity during the year added an additional $17.9 million. The company's aggressive cash management program accounted for the balance of the reduction.

          o Loans payable were $155.4 million at the end of 1995 and reflects a $38.2 million increase over the $117.2 million at December 31, 1994. Current maturities of long-term debt, included in loans payable, were $102.9 million and $4.2 million at December 31, 1995 and 1994, respectively. The company's aggressive cash management program accounted for an $81.5 million reduction in short-term debt for 1995, while acquisition activity and foreign currency fluctuations increased short-term debt during 1995 by $15.0 million and





                                                       EXHIBIT 13
                                                       Page 10 of 60


             $5.9 million, respectively. The change in current maturities of long-term debt included movement to current maturities of $103.5 million, payments of $17.9 million, acquired debt of $12.8 million and foreign exchange activity.

          o Long-term debt, excluding current maturities, totalled $1,304.4 million, an increase of $988.5 million over the prior year's balance of $315.9 million. The acquisition of Clark resulted in $900 million of long-term debt relating to the purchase of Clark. The consolidation of Clark added another $195.4 million of debt to the company's balance sheet.
             Foreign currency fluctuations increased this liability by an additional $0.9 million. Reductions of $109.4 million in long-term debt were caused by the reclassification of $103.5 million of current maturities to loans payable and the early payment of an additional $5.9 million of debt during the year.

          o Postemployment liabilities at December 31, 1995, totalled $832.1 million, an increase of $313.8 million over the December 31, 1994, balance. Postemployment liabilities include medical and life insurance postretirement benefits, long-term pension accruals and other noncurrent postemployment accruals. The increase in the liability during 1995 is almost exclusively related to the Clark acquisition. Postemployment liabilities represent the company's noncurrent liabilities in accordance with SFAS Nos. 87, 106 and 112. (See Notes 16 and 17 to the Consolidated Financial Statements for additional information.)

          o The Ingersoll-Dresser Pump Company (IDP) minority interest, which represents Dresser's interest in the IDP joint venture, totalled $170.8 million and $154.1 million at December 31, 1995 and 1994, respectively. Earnings allocable to IDP's minority interest totalled $12.7 million for 1995, while increases due to translation adjustments totalled $2.9 million. At December 31, 1995, Dresser had loans payable to IDP totalling $9.7 million, which was shown as a reduction in IDP's minority interest.

          o Other liabilities (noncurrent) at December 31, 1995, totalled $131.3 million, which were $94.0 million higher than the balance at December 31, 1994. The net increase for 1995 is almost exclusively related to the Clark acquisition. These obligations are not expected to be paid out in the company's next business cycle. These accruals generally cover environmental obligations, legal accruals and other contractual obligations.







                                                       EXHIBIT 13
                                                       Page 11 of 60


          o At the time of its acquisition by the company, Clark sponsored a Leveraged Employee Stock Ownership Plan (LESOP) for eligible employees. In connection with the acquisition, the company purchased the LESOP's Clark shares for $176.6 million. The company determined it would continue the LESOP to fund certain employee benefit plans. At December 31, 1995, approximately
             1.9 million shares of the company's common stock were unallocated and the $70.2 million paid by the LESOP for those unallocated shares is classified as a reduction of shareowners' equity pending allocation to participants. (See
             Note 12 to the Consolidated Financial Statements for additional information.)

             Other information concerning the company's financial resources, commitments and plans is as follows:

             The average amount of short-term borrowings outstanding, excluding current maturities of long-term debt, was $156.1 million in 1995, compared to $141.9 million in 1994. The weighted average interest rate during 1995 was 8.3%, compared to 6.8% during the previous year. The maximum amounts outstanding during 1995 and 1994 were $222.0 million and $181.6 million, respectively. The increase in the 1995 average amount of short-term borrowings outstanding was attributable to short-term financings related to the Clark acquisition.

             The company had $800 million in domestic short-term credit lines at December 31, 1995, and $676 million of foreign credit available for working capital purposes, all of which were unused at the end of the year. These facilities exceed projected requirements for 1996 and provide direct support for commercial paper and indirect support for other financial instruments, such as letters of credit and comfort letters.

             At December 31, 1995, the debt-to-total capital ratio was 45 percent, as compared to 22 percent at the prior year end. The significant change in the ratio at December 31, 1995, was primarily due to the acquisition of Clark, which initially added approximately $1.5 billion of debt to the company's balance sheet generating an initial debt-to-total capital ratio of 55 percent. Since the acquisition, the company's continuing programs of inventory reductions and spending controls to generate cash, were used to reduce the company's overall debt obligations and lower the debt-to-total capital ratio to the 45-percent relationship at December 31, 1995.









                                                       EXHIBIT 13
                                                       Page 12 of 60


             In 1995, foreign currency adjustments increased shareowners' equity by approximately $20.7 million. The change was due to the weakening of the U.S. dollar against other currencies in countries where the company has significant operations and the local currencies are the functional currencies. Currency fluctuations in France, Germany, Italy, India, Japan, Singapore and Spain accounted for over 90 percent of the change. Inventories, accounts receivable, net property, plant and equipment, accounts payable and loans payable were the principal accounts affected.

             As a result of the Clark acquisition, the company is involved in certain repurchase arrangements relating to product-distribution and product-financing activities. As of December 31, 1995, repurchase arrangements relating to product financing by an independent finance company approximated $102 million. It is not practicable to determine the additional amount subject to repurchase solely under dealer distribution agreements. Under the repurchase arrangements relating to product-distribution and product-financing activities when dealer terminations do occur, a newly selected dealer generally acquires the assets of the prior dealer and assumes any related financial obligation.
          Accordingly, the risk of loss to the company is minimal. Historically, Clark incurred only immaterial losses relating to these arrangements.

             In 1995, the company continued to sell an undivided fractional ownership interest in designated pools of accounts and notes receivable up to a maximum of $150 million. Similar agreements have been in effect since 1987. These agreements expire in one- and two-year periods based on the particular pool of receivables sold. The company intends to renew these agreements at their expiration dates with either the current institution or another financial institution using the basic terms and conditions of the existing agreements. At December 31, 1995 and 1994, $150 million and $125 million, respectively, of such receivables remained uncollected.

             Capital expenditures were $212 million and $159 million in 1995 and 1994, respectively. The company continues investing to improve manufacturing productivity, reduce costs and provide environmental enhancements and advanced technologies for existing facilities. The capital expenditure program for 1996 is estimated at approximately $225 million, including carryover from projects approved in prior periods. There are no planned projects that, either individually or in the aggregate, represent a material commitment for the company. Many of these projects are subject to review and cancellation at the option of the company without incurring substantial charges.





                                                       EXHIBIT 13
                                                       Page 13 of 60


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

          Environmental Matters
          The company is subject to extensive environmental laws and regulations. We believe that the company, as well as industry in general, will be faced with increasingly stringent laws and regulations in the future. As a result, the company has been and continues to be dedicated to an environmental program to reduce the utilization and generation of hazardous materials during the manufacturing process and to remediate identified environmental concerns. As to the latter, the company currently is engaged in site investigations and remedial activities to address environmental cleanup from past operations at current and former manufacturing facilities, including the facilities added through the Clark acquisition.

             During 1995, the company spent approximately $6 million on capital projects for pollution abatement and control and an additional $8 million for environmental remediation expenditures, including operation and maintenance of existing environmental programs. It should be noted that these amounts are difficult to estimate because environmental improvements are generally intertwined with the overall improvement costs at a particular plant, and the accurate estimate of which portion of an improvement or a capital expenditure relates to an environmental improvement is difficult to ascertain. The company believes that these expenditure levels will continue and may increase over time. Given the evolving nature of environmental laws, regulations and technology, the ultimate cost of future compliance is uncertain.

             The company is a party to environmental lawsuits and claims. It has received notices of potential violations of environmental laws and regulations from the Environmental Protection Agency and similar state authorities, and is identified as a potentially responsible party (PRP) for cleanup costs at approximately 37 federal Superfund and state remediation sites (including Clark-acquired PRP locations). For all sites there are other PRPs and in most instances, the company's site involvement is minimal.





                                                       EXHIBIT 13
                                                       Page 14 of 60


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

             The company's outlook for 1995 was for a steady improvement in operating results based on continued stability in our domestic markets and additional recoveries in our international markets. As outlined in 1993, these expectations are supplemented by our aggressive cost-containment programs, our commitment to total quality management and a focus on reengineering our business processes to accelerate our efficiency gains.

             A comparison of key financial data between 1994 and 1993 follows:

          o Net sales in 1994 totalled $4.5 billion, representing an increase of $486 million over 1993 and establishing a new record high. Net sales reflected strong increases in the Standard Machinery and Bearings, Locks and Tools segments.











                                                       EXHIBIT 13
                                                       Page 15 of 60


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

          o The other income (expense), net, category is essentially the sum of three activities: (i) foreign exchange, (ii) equity interests in partially-owned equity companies, and (iii) other miscellaneous income and expense items. In 1994, this category totalled a net expense balance of $14.7 million, a $7.2 million increase in net expense over 1993's level. A review of the components of this category show that:

             o foreign exchange activity for 1994 totalled $6.1 million of losses, as compared to $6.6 million of losses in 1993;

             o earnings from equity interests in partially-owned equity companies were approximately $2 million lower than 1993's level, reflecting a 1994 loss on the sale of a partially-owned company; and




                                                       EXHIBIT 13
                                                       Page 16 of 60


             o other net miscellaneous expense items were approximately double the 1993 level, principally due to lower gains on the sale of fixed assets and lower royalty earnings.

          o Dresser-Rand Company is a partnership between the company and Dresser Industries, Inc. (Dresser). It commenced operations on January 1, 1987, and comprises the worldwide reciprocating compressor and turbomachinery businesses of the two companies. The company's pretax profits from its interest in Dresser-Rand for 1994 totalled $24.6 million, as compared to $33.1 million in 1993. The reduction is attributed to the combination of an increase in expenses to establish a presence in Eastern Europe, increased depreciation charges due to the effect of equipment improvement programs during the past few years and lower production levels in some businesses.

          o Ingersoll-Dresser Pump Company (IDP) is another partnership between the company and Dresser in which the company owns the majority interest. In 1994, the minority interest charge was $13.2 million, as compared to the 1993 charge of $11.6 million. This charge reflects the portion of IDP's earnings that was allocable to our joint venture partner.

          o The company's effective tax rate for 1994 was 36.0 percent, which was a slight increase over the 35.5 percent reported for 1993. The variance from the 35.0 percent statutory rate was due primarily to the higher tax rates associated with foreign earnings and the effect of state and local taxes.

             At December 31, 1994, employment totalled 35,932. This represents a net increase of 789 employees over 1993's level of 35,143. Acquisitions accounted for virtually all of this increase.

             The following highlights the financial results and financial condition of the company's operations, with the impact of currency variations where appropriate:

          o Cash and cash equivalents totalled $207.0 million at December 31, 1994, a $21.0 million decrease from the December 31, 1993 balance of $228.0 million. In evaluating the net change in cash and cash equivalents, cash flows from operating, investing and financing activities, and the effect of exchange rate changes, should be considered. Cash flows from operating activities totalled $301.8 million, investing activities used $141.7 million and financing activities used $187.7 million. Exchange rate changes during 1994 increased cash and cash equivalents by approximately $6.6 million.






                                                       EXHIBIT 13
                                                       Page 17 of 60


          o Marketable securities totalled $4.2 million at the end of 1994, $1.9 million less than the balance at December 31, 1993. Foreign marketable securities increased by approximately $0.9 million during the year due to foreign exchange rate fluctuations. The remaining reduction was due to the maturity of the various securities and their liquidation into cash and cash equivalents.

          o Receivables totalled $949.4 million at December 31, 1994, compared to $797.5 million at December 31, 1993, for a net increase of $151.9 million. Currency translation increased the receivable balance during the year by $21.4 million, and acquisitions added approximately $20 million during 1994. In addition, heavy sales volume in the 1994 fourth quarter contributed significantly to the increase. Net sales for the fourth quarter of 1994 increased 14 percent over 1993's fourth quarter. The average days outstanding in receivables increased slightly from 1993's level because of the higher mix of international receivables, which traditionally carry longer payment terms than domestic receivables and customers in certain domestic industries, who have implemented slightly longer payment terms.

          o Inventories amounted to $679.3 million at December 31, 1994, $34.4 million lower than December 31, 1993's level of $713.7 million. This decrease was a result of the company's aggressive inventory control programs and record fourth quarter sales, which reduced inventory levels by approximately $82 million. Currency movements accounted for a $21.3 million increase in inventory for the year, while acquisitions accounted for an additional $25.9 million increase in inventory. The company's emphasis on inventory control was reflected in the reduction in the average months' supply of inventory, which was 3.7 months at December 31, 1994, compared to 4.4 months at December 31, 1993.

          o Prepaid expenses totalled $43.8 million at the end of the year, $3.9 million higher than the balance at December 31, 1993. Foreign exchange activity had the effect of increasing the balance in this account by $1.9 million during the year. The remaining net increase for the year was due to a general increase in the company's prepaid expenses of $1.3 million, and acquisitions contributed $0.7 million.











                                                       EXHIBIT 13
                                                       Page 18 of 60


          o Deferred income taxes (current) of $119.2 million at December 31, 1994, represent the deferred tax benefit of the difference between the book and tax values of various current assets and liabilities. A schedule of the components for this balance is in Note 14 to the Consolidated Financial Statements. The year-end balance represented an increase of approximately $2 million from the December 31, 1993, level. Changes due to foreign currency movements had an immaterial effect on the year's activity.

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

          o The investments in partially-owned equity companies at December 31, 1994, totalled $173.9 million, $15.2 million higher than the 1993 balance. Income and dividends from investments in partially-owned equity companies were $15.6 million and $3.8 million, respectively. Amounts due from these units decreased from $27.6 million to $3.4 million at December 31, 1994. Currency movements relating to partially-owned equity companies were approximately $11.1 million in 1994. In 1994, the company acquired full ownership of a ball bearing joint venture with GMN Mueller of America, Inc. The company also entered into a 50/50 joint venture, GHH-RAND Schraubenkompressoren GmbH & Co. KG, to manufacture airends. Also in 1994, the assets of the IDP Australian operations were sold in return for shares of the purchaser. The company also sold its interest in IRI International Corporation, a manufacturer of mobile drilling rigs.

          o Net property, plant and equipment increased by approximately $84 million in 1994 to a year-end balance of $959.3 million. Fixed assets from acquisitions during 1994 added $39.8 million. Capital expenditures in 1994 totalled $158.6 million, a 20-percent increase over 1993's level. Foreign exchange fluctuations increased the net fixed asset values in U.S. dollars by approximately $16.8 million. The remaining net decrease was principally due to depreciation expense.











                                                       EXHIBIT 13
                                                       Page 19 of 60


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

          o Deferred income taxes (noncurrent) totalled $74.4 million at December 31, 1994. This net deferred asset arose in 1992 primarily because of the tax effects related to the adoption of SFAS No. 106 (Postretirement Benefits Other Than Pensions). The 1994 balance was $16.4 million lower than the 1993 balance. A listing of the components which comprised the balance at December 31, 1994, can be found in Note 14 to the Consolidated Financial Statements.

          o Other assets totalled $171.2 million at December 31, 1994, an increase of approximately $41.2 million from the December 31, 1993, balance of $130.0 million. The change in the account balance was primarily due to an increase in prepaid pensions and acquisitions. Foreign exchange activity in 1994 had a minimal effect on the account balance during the year.

          o Accounts payable and accruals totalled $883.8 million at December 31, 1994, an increase of $121.4 million from December 31, 1993's balance of $762.4 million. The increase in the 1994 balance is related to acquisitions, foreign exchange activity, and a general increase in trade accounts payable. Acquisitions caused an increase of approximately $50 million and foreign currency activity added approximately $20 million.

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











                                                       EXHIBIT 13
                                                       Page 20 of 60


          o Long-term debt, excluding current maturities, totalled $315.9 million at December 31, 1994, compared to $314.1 million at December 31, 1993, a net increase of $1.8 million. This net increase was the result of additions to long-term debt of $2.3 million, additions due to acquisitions of $6.9 million, a $0.4 million increase from foreign currency fluctuations; reduced by transfers to loans payable for current maturities.

          o Postemployment liabilities at December 31, 1994, totalled $518.3 million, an increase of $2.5 million over the December 31, 1993, balance. Postemployment liabilities include medical and life insurance postretirement benefits, long-term pension accruals and other noncurrent postemployment accruals. Postemployment liabilities represent the company's noncurrent liabilities in accordance with SFAS Nos. 87, 106 and 112. See Notes 16 and 17 to the Consolidated Financial Statements for additional information.

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

             Other information concerning the company's financial resources, commitments and plans is as follows:












                                                       EXHIBIT 13
                                                       Page 21 of 60


             The average amount of short-term borrowings outstanding, excluding current maturities of long-term debt, was $141.9 million in 1994, compared to $159.1 million in 1993. The weighted average interest rate during 1994 was 6.8%, compared to 7.8% during 1993. The maximum amounts outstanding during 1994 and 1993 were $181.6 million and $184.1 million, respectively. The decrease in the 1994 average amount of short-term borrowings outstanding was attributable to the company's foreign operations, which used short-term debt financings as a hedge against currency movements.

             The company had a $400 million domestic short-term credit line at December 31, 1994, and $466 million of foreign credit available for working capital purposes, all of which were unused at the end of the year. These facilities provide direct support for commercial paper and indirect support for other financial instruments, such as letters of credit and comfort letters.

             At December 31, 1994, the debt-to-total capital ratio was 22 percent, as compared to 28 percent at December 31, 1993. The significant improvement in the ratio at December 31, 1994, was primarily due to the company's continuing programs of inventory reductions and spending controls to generate cash, which was used to reduce the company's overall debt obligations.

             In 1994, foreign currency adjustments increased shareowners' equity by $38.4 million. The change was due to the weakening of the U.S. dollar against other currencies in countries where the company has significant operations and the local currencies are the functional currencies. Currency fluctuations in the United Kingdom, Canada, France, Italy, Germany, Australia, Singapore, Japan and Spain accounted for approximately 80 percent of the change. Inventories, accounts receivable, net property, plant and equipment, accounts payable and loans payable were the principal accounts affected.

             In 1994, the company continued to sell an undivided fractional ownership interest in designated pools of accounts and notes receivable up to a maximum of $125 million. Similar agreements have been in effect since 1987. These agreements expire in one- and two-year periods based on the particular pool of receivables sold. The company intends to renew these agreements at their expiration dates with either the current institution or another financial institution using the basic terms and conditions of the existing agreements. At December 31, 1994 and 1993, $125 million of such receivables remained uncollected.








                                                       EXHIBIT 13
                                                       Page 22 of 60


          REVIEW OF BUSINESS SEGMENTS


          Standard Machinery
          Standard Machinery Segment sales were $2.3 billion, an increase of 57 percent over the $1.4 billion reported for 1994. Operating income for 1995, totalled $222.6 million, representing an increase of 82 percent over last year's total of $122.4 million. This segment now includes all of the operations of Clark, except for Clark-Hurth, effective June 1, 1995. Without the sales from the Clark units, 1995 sales were $1.7 billion, or $266.9 million higher than 1994's level. Operating income, without the Clark units was $157.0 million, an increase of 28 percent over 1994's results.

             The Construction and Mining Group's sales for 1995, excluding the Blaw-Knox unit from Clark, were more than 20 percent higher than last year's level due to strong domestic markets and improved conditions in international markets. The group's operating income and operating income margins improved markedly over 1994's results. Sales for the Air Compressor Group were approximately 15 percent higher than 1994's level based on continued strong demand for its products both domestically and internationally. The group reported a double-digit increase in operating income for the year. The operations of the Clark units, which are now included within this segment (i.e. Melroe Company, Club Car, Inc. and Blaw-Knox Construction Equipment Corporation) generated over $500 million in sales and produced approximately $60 million of operating income since the June 1, 1995, acquisition date. However, it should be noted that the operations of Club Car and Blaw-Knox are traditionally more profitable during the first half of the year than in the latter half.


          Engineered Equipment
          Engineered Equipment Segment sales for 1995 totalled $1.2 billion, or 31 percent above 1994's level. Operating income was $49.5 million, representing a 40-percent increase over the 1994 total of $35.3 million. This segment also includes the results of Clark-Hurth Components Company (Clark-Hurth), effective June 1, 1995. Excluding the sales from Clark-Hurth, 1995 segment sales were $1,011.3 million, a nine-percent increase over 1994's level. Operating income, without Clark-Hurth, totalled $41.6 million, representing an 18-percent increase over the amount reported for the twelve months ended December 31, 1994.








                                                       EXHIBIT 13
                                                       Page 23 of 60


             IDP's sales in 1995 reflected a marginal improvement over 1994's level; however, they reported lower operating income in 1995 versus 1994 due to lower margins on some large 1995 orders. Sales and operating income in the Process Systems Group reflected significant improvement over 1994 levels due to the continued strength in the pulp and paper industry. (See Note 18 to the Consolidated Financial Statements concerning the potential sale of the Pulp Machinery Division.)


          Bearings, Locks and Tools
          In 1995, the Bearings, Locks and Tools Segment reported sales of $2.2 billion, a five-percent increase over the prior year. Operating income totalled $269.1 million, an increase of more than $12 million over the $256.6 million reported for 1994.

             Bearings and Components Group sales for 1995 exceeded the prior year's level by more than six percent. A strong domestic automotive industry and continued benefits from cost-containment programs generated improved operating income for this group in 1995.

             Architectural Hardware Group sales were slightly below 1994's level. The group's operating income for the year was also below 1994's level by approximately five percent. The decline in sales and operating income can be attributed to system problems during the third quarter of the year when a new system failed to meet expectations, and caused problems, such as shipment delays.
          These problems were corrected by the end of the year.

             The Production Equipment Group sales and operating income in 1995 reflected improvements over the amounts reported for the prior year. An improving economy in the European-served area and stronger domestic markets contributed to the group's improved results for 1995.














                                                       EXHIBIT 13
                                                       Page 24 of 60


          Consolidated Statement of Income

          In millions except per share amounts
          For the years ended December 31     1995         1994         1993
          Net sales                       $5,729.0     $4,507.5     $4,021.1
          Cost of goods sold               4,310.2      3,377.1      3,016.7
          Administrative, selling and
            service engineering
            expenses                         921.8        753.4        707.9
          Restructure of operations-
            charge                              --           --         (5.0)
          Operating income                   497.0        377.0        291.5
          Interest expense                   (86.6)       (43.8)       (52.0)
          Other income (expense), net          9.4        (14.7)        (7.5)
          Dresser-Rand income                 22.0         24.6         33.1
          Ingersoll-Dresser Pump
            minority interest                (12.7)       (13.2)       (11.6)
          Earnings before income taxes
            and effect of accounting
            change                           429.1        329.9        253.5
          Provision for income taxes         158.8        118.8         90.0
          Earnings before effect of
            accounting change                270.3        211.1        163.5
          Effect of accounting change
            for postemployment benefits
            (net of tax benefits)               --           --        (21.0)
          Net earnings                    $  270.3     $  211.1     $  142.5
          Earnings per share of
            common stock:
          Earnings before effect
            of accounting change             $2.55        $2.00        $1.56
          Effect of accounting change
            for postemployment benefits         --           --        (0.20)
          Net earnings per share             $2.55        $2.00        $1.36
          See accompanying notes to consolidated financial statements.







                                                       EXHIBIT 13
                                                       Page 25 of 60


          Consolidated Balance Sheet

          In millions except share amounts
          December 31                                     1995         1994
          Assets
          Current assets:
          Cash and cash equivalents                   $  137.3     $  207.0
          Marketable securities                            9.3          4.2
          Accounts and notes receivable, less
            allowance for doubtful accounts of
            $38.3 in 1995 and $25.9 in 1994            1,109.9        949.4
          Inventories                                    912.6        679.3
          Prepaid expenses                                58.0         43.8
          Deferred income taxes                          118.5        119.2
                                                       2,345.6      2,002.9
          Investments and advances:
          Dresser-Rand Company                            93.9         90.7
          Partially-owned equity companies               223.3        173.9
                                                         317.2        264.6
          Property, plant and equipment, at cost:
          Land and buildings                             682.9        557.3
          Machinery and equipment                      1,522.3      1,261.3
                                                       2,205.2      1,818.6
          Less-accumulated depreciation                  926.8        859.3
                                                       1,278.4        959.3
          Intangible assets, net                       1,253.6        124.5
          Deferred income taxes                          134.8         74.4
          Other assets                                   233.7        171.2
                                                      $5,563.3     $3,596.9
          Liabilities and Equity
          Current liabilities:
          Accounts payable and accruals               $1,129.8     $  883.8
          Loans payable                                  155.4        117.2
          Customers' advance payments                     17.7         16.9
          Income taxes                                    26.3         22.1
                                                       1,329.2      1,040.0
          Long-term debt                               1,304.4        315.9
          Postemployment liabilities                     832.1        518.3
          Ingersoll-Dresser Pump Company
            minority interest                            170.8        154.1
          Other liabilities                              131.3         37.3
          Shareowners' equity:
          Common stock, $2 par value, authorized
            400,000,000 shares; issued:
            1995-109,704,883; 1994-109,168,872           219.4        218.3
          Capital in excess of par value                 121.6         42.4
          Earnings retained for use in the business    1,595.5      1,403.7
                                                       1,936.5      1,664.4
          Less:
          - Unallocated LESOP shares, at cost             70.2           --
          - Treasury stock, at cost                       11.5         53.1
          - Foreign currency equity adjustment            59.3         80.0
          Shareowners' equity                          1,795.5      1,531.3
                                                      $5,563.3     $3,596.9
          See accompanying notes to consolidated financial statements.


                                                       EXHIBIT 13
                                                       Page 26 of 60


     Consolidated Statement of Shareowners' Equity

     In millions except share data
     December 31                                  1995         1994        1993

     Common stock, $2 par value:
       Balance at beginning of year           $  218.3     $  217.9    $  216.6
       Exercise of stock options
         and SARs                                  1.0           .2         1.1
       Issuance of shares under
         stock plans                                .1           .2          .2
       Balance at end of year                    219.4        218.3       217.9
     Capital in excess of par value:
       Balance at beginning of year               42.4         34.9        17.1
       Exercise of stock options and
         SARs including tax benefits              14.6          3.3        14.3
       Issuance of shares under
         stock plans                               2.0          4.2         3.5
       Sale of treasury shares to LESOP           62.7           --          --
       Allocation of LESOP shares to
         employees                                (0.1)          --          --
       Balance at end of year                    121.6         42.4        34.9
     Earnings retained for use
       in the business:
       Balance at beginning of year            1,403.7      1,268.5     1,199.5
       Net earnings                              270.3        211.1       142.5
       Cash dividends                            (78.5)       (75.9)      (73.5)
       Balance at end of year                  1,595.5      1,403.7     1,268.5
     Unallocated leveraged employee
       stock ownership plan:
       Balance at beginning of year                 --           --          --
       Purchase of treasury shares               (73.1)          --          --
       Allocation of shares to employees           2.9           --          --
       Balance at end of year                    (70.2)          --          --
     Treasury stock-at cost:
       Common stock, $2 par value:
       Balance at beginning of year              (53.1)       (53.1)      (53.1)
       Sale of treasury shares to LESOP           41.6           --          --
       Balance at end of year                    (11.5)       (53.1)      (53.1)
     Foreign currency
       equity adjustment:
       Balance at beginning of year              (80.0)      (118.4)      (86.7)
       Adjustments due to
         translation changes                      20.7         38.4       (31.7)
       Balance at end of year                    (59.3)       (80.0)     (118.4)
     Total shareowners' equity                $1,795.5     $1,531.3    $1,349.8








                                                       EXHIBIT 13
                                                       Page 27 of 60


     Shares of Capital Stock
     Common stock, $2 par value:
       Balance at beginning of year     109,168,872  108,939,462  108,276,462
       Exercise of stock options
         and SARs                           474,250      112,850      547,400
       Issuance of shares under
         stock plans                         61,761      116,560      115,600
       Balance at end of year           109,704,883  109,168,872  108,939,462
     Unallocated leveraged employee
       stock ownership plan:
       Common stock, $2 par value:
       Balance at beginning of year              --           --           --
       Purchase of treasury shares        2,878,008           --           --
       Allocated to prior Clark
         participants                      (862,680)          --           --
       LESOP shares allocated to
         employees                          (78,130)          --           --
       Balance at end of year             1,937,198           --           --
     Treasury stock:
       Common stock, $2 par value:
       Balance at beginning of year       3,672,732    3,672,732    3,672,822
       Sale of shares to LESOP           (2,878,008)          --           --
       Disposition of stock                      --           --          (90)
       Balance at end of year               794,724    3,672,732    3,672,732


     See accompanying notes to consolidated financial statements.



























                                      142


                                                       EXHIBIT 13
                                                       Page 28 of 60


     Consolidated Statement of Cash Flows

     In millions
     For the years ended December 31               1995         1994       1993
     Cash flows from operating activities:
       Net earnings                           $   270.3      $ 211.1    $ 142.5
       Adjustments to arrive at net cash
         provided by operating activities:
         Depreciation and amortization            179.4        132.5      123.5
         Gain on sale of assets                    (3.6)         (.1)      (5.5)
         Loss on disposition of domestic
           paving business                          7.1           --         --
         Minority interests                        14.0         13.8       13.6
         Equity earnings/losses,
           net of dividends                       (41.5)       (36.4)     (45.6)
         Deferred income taxes                     15.1         14.2      (14.8)
         Other noncash items                        1.4        (10.5)        .1
         Effect of accounting changes                --           --       21.0
         Restructure of operations                   --           --        5.0
       Changes in assets and liabilities
         (Increase) decrease in:
           Accounts and notes receivable           50.9       (111.8)     (12.0)
           Inventories                            (15.2)        81.6       35.5
           Other current and noncurrent
             assets                               (33.1)       (14.6)     (22.3)
         (Decrease) increase in:
           Accounts payable and accruals          (37.9)        41.5      (73.3)
           Other current and noncurrent
             liabilities                           (3.3)       (19.5)      (2.8)
         Net cash provided by operating
           activities                             403.6        301.8      164.9
     Cash flows from investing activities:
       Capital expenditures                      (211.7)      (158.6)    (132.0)
       Proceeds from sales of property,
         plant and equipment                       26.5          7.3        6.6
       Proceeds from business dispositions           --          2.2       55.5
       Acquisitions, net of cash*              (1,136.5)       (37.8)     (42.5)
       (Increase) decrease in marketable
         securities                                (4.6)         2.8        6.4
       Cash (invested in) or advances (to)
           from equity companies                   18.4         42.4       45.3
         Net cash used in investing
           activities                          (1,307.9)      (141.7)     (60.7)
     Cash flows from financing activities:
       Decrease in short-term borrowings          (81.5)       (31.4)     (49.5)
       Debt issuance costs                         (6.0)          --         --
       Proceeds from long-term debt               901.7          2.3      101.8
       Payments of long-term debt                 (23.7)       (85.7)     (78.0)
       Net change in debt                         790.5       (114.8)     (25.7)
       Proceeds from exercise of stock
         options and treasury stock sales         118.2          3.0       13.1
       Dividends paid                             (78.5)       (75.9)     (73.5)
         Net cash provided by (used in)
           financing activities                   830.2       (187.7)     (86.1)



                                                       EXHIBIT 13
                                                       Page 29 of 60


     Consolidated Statement of Cash Flows (Continued)

     In millions
     For the years ended December 31               1995         1994       1993

     Effect of exchange rate changes on cash
       and cash equivalents                         4.4          6.6       (6.9)
       Net (decrease) increase in cash
         and cash equivalents                     (69.7)       (21.0)      11.2
       Cash and cash equivalents-
         beginning of year                        207.0        228.0      216.8
     Cash and cash equivalents-end of year    $   137.3      $ 207.0    $ 228.0

     *Acquisitions:
       Working capital, other than cash       $  (161.4)     $  15.9    $ (25.6)
       Property, plant and equipment             (292.0)       (39.8)     (25.9)
       Intangibles and other assets            (1,330.0)       (32.6)      (2.0)
       Long-term debt and other liabilities       646.9         18.7       11.0
         Net cash used to acquire businesses  $(1,136.5)     $ (37.8)   $ (42.5)

     Cash paid during the year for:
       Interest, net of amounts capitalized   $    72.1      $  47.3    $  47.4
       Income taxes                               120.1        119.8      127.0
     See accompanying notes to consolidated financial statements.






                                                       EXHIBIT 13
                                                       Page 30 of 60



          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


          NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
          Ingersoll-Rand is a multinational manufacturer of primarily nonelectrical industrial machinery and equipment. The company's principal lines of business are air compressors, construction equipment, automotive parts and components, pumps, tools, door hardware products, golf cars and utility vehicles. The company's broad product line has applications in numerous industries including automotive, construction, mining, utilities, paper, housing, recreational, as well as the general industrial market. A summary of significant accounting policies used in the preparation of the accompanying financial statements follows:

          Principles of Consolidation: The consolidated financial statements include the accounts of all wholly-owned and majority-owned subsidiaries. Intercompany transactions and balances have been eliminated. Partially-owned equity companies are accounted for under the equity method. In conformity with generally accepted accounting principles, management has used estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

          Cash Equivalents: The company considers all highly liquid investments, consisting primarily of time deposits and commercial paper with maturities of three months or less when purchased, to be cash equivalents. Cash equivalents were $40.0 million and $108.3 million at December 31, 1995 and 1994, respectively.

          Inventories: Inventories are generally stated at cost, which is not in excess of market. Domestic manufactured inventories of standard products are valued on the last-in, first-out (LIFO) method and all other inventories are valued using the first-in, first-out (FIFO) method.

          Property and Depreciation: The company principally uses accelerated depreciation methods for assets placed in service prior to December 31, 1994 and the straight-line method for assets acquired subsequent to that date.











                                                       EXHIBIT 13
                                                       Page 31 of 60


          Intangible Assets: Intangible assets primarily represent the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Such excess costs are being amortized on a straight-line basis over various periods not exceeding 40 years. Goodwill at December 31, 1995 and 1994, was $1.2 billion and $114 million, respectively. The carrying value of goodwill is evaluated periodically in relation to the operating performance and future undiscounted net cash flows of the related business. Intangible assets also represent costs allocated to patents, tradenames and other specifically identifiable assets arising from business acquisitions. These assets are amortized on a straight-line basis over their estimated useful lives. Accumulated amortization at December 31, 1995 and 1994, was $47.0 million and $26.5 million, respectively. Amortization of intangible assets was $25.3 million, $6.8 million and $5.9 million in 1995, 1994 and 1993, respectively.

          Income Taxes: Deferred taxes are provided on temporary differences between assets and liabilities for financial reporting and tax purposes as measured by enacted tax rates expected to apply when temporary differences are settled or realized.

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

          Research, Engineering and Development Costs: Research and development expenditures, including engineering costs, are expensed when incurred and amounted to $190.4 million in 1995, $154.6 million in 1994 and $150.1 million in 1993.








                                                       EXHIBIT 13
                                                       Page 32 of 60


          Foreign Currency: Assets and liabilities of foreign entities, where the local currency is the functional currency, have been translated at year-end exchange rates, and income and expenses have been translated using weighted average-for-the-year exchange rates. Adjustments resulting from translation have been recorded in shareowners' equity and are included in net earnings only upon sale or liquidation of the underlying foreign investment.
             For foreign entities where the U.S. dollar is the functional currency, including those operating in highly inflationary economies, inventory and property balances and related income statement accounts have been translated using historical exchange rates, and resulting gains and losses have been credited or charged to net earnings.
             Foreign currency transactions and translations recorded in the income statement decreased net earnings by $3.9 million, $5.1 million and $4.7 million in 1995, 1994 and 1993, respectively. Shareowners' equity was increased in 1995 by $20.7 million, increased in 1994 by $38.4 million and reduced in 1993 by $31.7 million, due to foreign currency equity adjustments related to translation.
             The company hedges certain foreign currency transactions and firm foreign currency commitments by entering into forward exchange contracts (forward contracts). Gains and losses associated with currency rate changes on forward contracts hedging foreign currency transactions are recorded currently in income. Gains and losses on forward contracts hedging firm foreign currency commitments are deferred off-balance sheet and included as a component of the related transaction, when recorded; however, a loss is not deferred if deferral would lead to the recognition of a loss in future periods.
             Cash flows resulting from forward contracts accounted for as hedges of identifiable transactions or events are classified in the same category as the cash flows from the items being hedged.

          Earnings Per Share: Net earnings per share of common stock are earnings divided by the average number of common shares outstanding during the year. The effect of common stock equivalents on earnings per share was not material.










                                                       EXHIBIT 13
                                                       Page 33 of 60


          Accounting Changes: The company principally uses accelerated depreciation methods for both tax and financial reporting purposes for assets placed in service prior to December 31, 1994. The company changed to the straight-line method for financial reporting purposes for assets acquired on or after January 1, 1995, while continuing to use accelerated depreciation for tax purposes. The straight-line method is the predominant method used throughout the industries in which the company operates and its adoption increases the comparability of the company's results with those of its competitors. The effect of the change on the year ended December 31, 1995, increased net earnings by approximately $6.8 million ($0.06 per share).
             The company implemented Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective January 1, 1994. Adoption of this statement had no impact on the financial statements.
             Effective January 1, 1993, the company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires an accrual for the expected cost of benefits provided by an employer to former or inactive employees after employment, but before retirement, such as the continuation of medical and life insurance benefits for employees on long-term disability. Previously, these benefits were expensed as incurred. The effect of the adoption of SFAS No. 112 for the company totalled $21.0 million ($0.20 per share), net of a $13.5 million tax benefit.

          New Accounting Standards: In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which became effective on January 1, 1996. The adoption of SFAS No. 121 is not expected to have a material impact on the company's consolidated financial statements. Also in 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" which requires companies to measure employee stock compensation plans based on the fair value method of accounting or to continue to apply APB No. 25, "Accounting for Stock Issued to Employees" and provide pro forma footnote disclosures under the fair value method in SFAS No. 123. The company will continue to apply the principles of APB No. 25 and provide pro forma fair value disclosures starting in the 1996 Annual Report.






                                                       EXHIBIT 13
                                                       Page 34 of 60


          NOTE 2 - ACQUISITIONS OF BUSINESSES: On May 25, 1995, CEC Acquisition Corp. (CEC), a wholly-owned subsidiary of the company, acquired 16,553,617 shares of Clark Equipment Company (Clark), which, together with shares already owned by the company, represented approximately 98.4 percent of the outstanding shares, for a cash price of $86 per share pursuant to an April 12, 1995, amended tender offer. On May 31, 1995, the company completed the merger of CEC with Clark. Upon consummation of the merger, Clark became a wholly-owned subsidiary of the company. The total purchase price for Clark was approximately $1.5 billion after taking into account amounts paid in respect of outstanding stock options and certain transactions. The purchase price exceeded net assets acquired by approximately $1,120 million, which is being amortized on a straight-line basis over 40 years. Included among the assets acquired by the company through the acquisition of Clark are the Melroe Company (Melroe), Blaw-Knox Construction Equipment Corporation (Blaw-Knox), Clark-Hurth Components Company (Clark-Hurth) and Club Car, Inc. (Club Car). Melroe products consist of skid-steer loaders, compact excavators and a limited line of agricultural equipment. Blaw-Knox is one of the leading producers of asphalt paving equipment in the world. The products of the Clark-Hurth business consist of axles and transmissions for off-highway equipment. Club Car produces golf cars and light utility vehicles. The funds to consummate the acquisition came from borrowings of the company under a credit agreement, which has been converted into long-term debt with lower interest rates.
             The results of Clark's operations have been included in the consolidated financial statements from the acquisition date.  The following unaudited pro forma consolidated results of operations for the years ended December 31, 1995 and 1994, reflect the acquisition as though it occurred at the beginning of the respective periods after adjustments for the impact of interest on acquisition debt, depreciation and amortization of assets, including goodwill, to reflect the purchase price allocation, and the elimination of Clark's income from discontinued operations related to its disposition of its investments in VME Group N.V. and Clark Automotive Products Corporation (in millions except per share amounts):

                                                          (Unaudited)
          For the years ended December 31             1995           1994
             Sales                                $6,346.1       $5,689.5
             Net earnings                            283.5          198.7
             Earnings per share                      $2.67          $1.87









                                                       EXHIBIT 13
                                                       Page 35 of 60


            It should be noted that the company's actual results for 1995 (and the above pro forma amounts) were adversely affected by the loss on the sale of the company's domestic paving business, which was a preacquisition requirement to the Clark purchase. The above pro forma results are not necessarily indicative of what the actual results would have been had the acquisition occurred at the beginning of the respective periods. Further, the pro forma results are not intended to be a projection of future results of the combined companies.
            During 1994, the company made several acquisitions. In April 1994, the company acquired full ownership of the ball bearing joint venture with GMN Georg Mueller of America, Inc. for $4.9 million in cash. The company previously owned 50% of the joint venture. The company acquired Montabert S.A., a French manufacturer of hydraulic rock-breaking and drilling equipment on June 30, 1994, for approximately $18.4 million, plus assumption of liabilities. In August 1994, the company acquired the Ecoair air compressor product line from MAN Gutehoffnungshutte AG (MAN
          GHH) for $10.6 million in cash. The company also entered into a 50/50 joint venture, GHH-RAND Schraubenkompressoren GmbH & Co. KG (GHH-RAND) with MAN GHH to manufacture airends. The company invested approximately $17.6 million in GHH-RAND. The company also had several additional purchases of operations during the year totalling $3.9 million in cash.
            In 1993, the company acquired the Kunsebeck, Germany, needle and cylindrical bearing business of FAG Kugelfischer Georg
          Schafer AG of Schweinfurt, Germany, for $42.5 million in cash.
            These transactions have been accounted for as purchases and accordingly, each purchase price was allocated to the acquired assets and assumed liabilities based on their estimated fair values. The company has classified as intangible assets the costs in excess of the fair value of the net assets of companies acquired. The results of all acquired operations have been included in the consolidated financial statements from their respective acquisition dates.


          NOTE 3 - DISPOSITIONS AND RESTRUCTURE OF OPERATIONS: On May 15, 1995, the company sold its domestic paving equipment business to Champion Road Machinery Limited of Canada. The sale was a preacquisition requirement, in order to satisfy concerns of the United States Justice Department, prior to the Clark acquisition. The company incurred a $7.1 million pretax loss associated with this sale.
            In 1994, the assets of the IDP Australian operations were sold in return for shares of the purchaser. The company and Dresser Industries sold IRI International Corporation, a 50/50 joint venture that is a manufacturer of mobile drilling rigs, to a third party.





                                                       EXHIBIT 13
                                                       Page 36 of 60


            The company sold the assets of several small business units in 1993, as well as substantially all of the assets of its coal-mining machinery and aerospace bearings businesses for $55.5 million in cash. In connection with the sale of the company's underground coal-mining machinery assets to Long-Airdox Company, the company recorded a $5.0 million restructure of operations charge during the second quarter of 1993.



          NOTE 4 - INVENTORIES: At December 31, inventories were as follows:

          In millions                                  1995           1994
          Raw materials and supplies               $  211.8         $117.6
          Work-in-process                             326.1          293.0
          Finished goods                              538.5          429.7
                                                    1,076.4          840.3
          Less-LIFO reserve                           163.8          161.0
          Total                                    $  912.6         $679.3

             Work-in-process inventories are stated after deducting customer progress payments of $38.8 million in 1995 and $27.2 million in 1994. At December 31, 1995 and 1994, LIFO inventories comprised approximately 41 percent and 35 percent, respectively, of consolidated inventories.
             During the periods presented, certain inventory quantities were reduced, resulting in partial liquidations of LIFO layers. This decreased cost of goods sold by $3.4 million in 1995, $11.6 million in 1994 and $12.5 million in 1993. These liquidations increased net earnings in 1995, 1994 and 1993 by approximately $2.1 million ($0.02 per share), $7.1 million ($0.07 per share) and $7.6 million ($0.07 per share), respectively.


          NOTE 5 - INVESTMENTS IN PARTIALLY-OWNED EQUITY COMPANIES: The company has numerous investments, ranging from 20 percent to 50 percent, in companies which operate in similar lines of business.
             The company's investments in and amounts due from partially-owned equity companies amounted to $202.9 million and $20.4 million, respectively, at December 31, 1995, and $170.5 million and $3.4 million, respectively, at December 31, 1994.
             The company's equity in the net earnings of its partially-owned equity companies was $26.2 million, $15.6 million and $15.6 million in 1995, 1994 and 1993, respectively.
             The company received dividends based on its equity interests in these companies of $6.7 million, $3.8 million and $3.1 million in 1995, 1994 and 1993, respectively.






                                                       EXHIBIT 13
                                                       Page 37 of 60


             Summarized financial information for these partially-owned equity companies at December 31, and for the years presented was:

          In millions                                  1995           1994
          Current assets                           $  467.6       $  388.6
          Property, plant and
            equipment, net                            284.9          264.6
          Other assets                                 30.2           20.3
          Total assets                             $  782.7       $  673.5
          Current liabilities                      $  272.0       $  250.5
          Long-term debt                               56.5           50.2
          Other liabilities                            47.4           30.0
          Total shareowners' equity                   406.8          342.8
          Total liabilities
            and equity                             $  782.7       $  673.5

          In millions                   1995           1994           1993
          Net sales                 $  872.5       $  701.0       $  730.1
          Gross profit                 180.2          142.0          127.5
          Net earnings                  55.8           33.7           48.5


          NOTE 6 - DRESSER-RAND COMPANY: Dresser-Rand Company is a partnership between Dresser Industries, Inc. (51 percent), and the company (49 percent) comprising the worldwide reciprocating compressor and turbomachinery businesses of the two companies. The company's investment in Dresser-Rand is accounted for using the equity method of accounting.
             Summarized financial information for Dresser-Rand at December 31, and for the years presented was:

          In millions                                  1995           1994
          Current assets                           $  457.2       $  440.5
          Property, plant and
            equipment, net                            239.3          197.8
          Other assets                                 27.2           18.5
          Total assets                                723.7          656.8

          Deduct:
          Current liabilities                         341.4          295.1
          Other liabilities                           200.8          188.9
                                                      542.2          484.0
          Net partners' equity
            and advances                           $  181.5       $  172.8

          In millions                    1995          1994           1993
          Net sales                  $1,081.4      $1,219.4       $1,187.3
          Gross profit                  212.5         203.1          241.9
          Net earnings                   44.9          50.2           68.1





                                                       EXHIBIT 13
                                                       Page 38 of 60


             The company's investment in Dresser-Rand was $182.8 million and $160.8 million at December 31, 1995 and 1994, respectively. The company owed Dresser-Rand $88.9 million at December 31, 1995, and $70.1 million at December 31, 1994.


          NOTE 7 - ACCOUNTS PAYABLE AND ACCRUALS: Accounts payable and accruals at December 31, were:

          In millions                                  1995           1994
          Accounts payable                         $  337.5       $  255.6
          Accrued:
            Payrolls and benefits                     177.4          137.3
            Taxes                                      59.5           48.6
            Insurance and claims                      110.9           93.7
            Postemployment benefits                    98.5           74.0
            Warranties                                 52.3           36.8
            Interest                                   33.6           10.8
          Other accruals                              260.1          227.0
                                                   $1,129.8       $  883.8

          NOTE 8 - LONG-TERM DEBT AND CREDIT FACILITIES:
          At December 31, long-term debt consisted of:

          In millions                                  1995           1994
          6 7/8% Notes Due 2003                    $  100.0         $100.0
          9% Debentures Due 2021                      125.0          125.0
          7.20% Debentures Due 2025                   150.0             --
          6.48% Debentures Due 2025                   150.0             --
          Medium Term Notes Due 1997-2004, at
             an average rate of 6.57%                 600.0             --
          9.75% Clark Debentures Due 2001             100.0             --
          Clark Medium Term Notes Due 1998-2023,
             at an average rate of 7.89%               60.2             --
          8 1/4% Notes Due 1996                          --           75.0
          Other domestic and foreign
             loans and notes, at end-
             of-year average interest
             rates of 6.53% in 1995
             and 6.99% in 1994, maturing
             in various amounts to 2025                19.2           15.9
                                                   $1,304.4         $315.9

             Debt retirements for the next five years are as follows:
          $102.9 million in 1996, $135.1 million in 1997, $146.7 million in
          1998, $102.9 million in 1999 and $102.4 million in 2000.








                                                       EXHIBIT 13
                                                       Page 39 of 60


             In June 1995, the company issued $150.0 million of debentures at 7.20% per annum, which are not redeemable prior to maturity in 2025 and $150.0 million of debentures at 6.48% per annum due in 2025 which may be repaid at the option of the holder on June 1, 2005. During July and August 1995, the company issued medium term notes totalling $600.0 million at an average rate of 6.57% with maturities ranging from 1997 to 2004. The proceeds from these financings were used to refinance short-term borrowings related to the acquisition of Clark.
             At December 31, 1995, the company had two five-year committed revolving credit lines totalling $800.2 million, both of which were unused. These lines provide support for commercial paper and indirectly provide support for other financial instruments, such as letters of credit and comfort letters, as required in the normal course of business. The company compensates banks for these lines with fees equal to .08% per annum. Available foreign lines of credit were $733.5 million, of which $676.0 million were unused at December 31, 1995. No major cash balances were subject to withdrawal restrictions. At December 31, 1995, the average rate of interest for loans payable, excluding the current portion of long-term debt, was 7.78% and related to foreign loans.
             Capitalized interest on construction and other capital projects amounted to $3.5 million, $3.2 million and $2.8 million in 1995, 1994 and 1993, respectively. Interest income, included in Other income (expense), net, was $11.5 million, $11.5 million and $11.7 million in 1995, 1994 and 1993, respectively.


          NOTE 9 - FINANCIAL INSTRUMENTS: The company, as a large multinational company, maintains significant operations in foreign countries. As a result of these global operating and financing activities, the company is exposed to changes in foreign currency exchange rates, which affect the results of operations and financial condition. The company manages exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of financial instruments. Generally, the only financial instruments the company utilizes are forward exchange contracts.
             The purpose of the company's hedging activities is to mitigate the impact of changes in foreign exchange rates. The company attempts to hedge transaction exposures through natural offsets. To the extent this is not practicable, major exposure areas which are considered for hedging include, foreign currency denominated receivables and payables, intercompany loans, firm committed transactions, anticipated sales and purchases and dividends relating to foreign subsidiaries. The following table summarizes by major currency the contractual amounts of the company's forward contracts in U.S. dollars. Foreign currency amounts are






                                                       EXHIBIT 13
                                                       Page 40 of 60


          translated at year-end rates at the respective reporting date. The "buy" amounts represent the U.S. equivalent of commitments to purchase foreign currencies, and the "sell" amounts represent the U.S. equivalent of commitments to sell foreign currencies. Some of the forward contracts involve the exchange of two foreign currencies according to local needs in foreign subsidiaries. At December 31, the contractual amounts were:

          In millions                      1995                 1994
                                       Buy      Sell        Buy      Sell
          Austrian schilling        $  9.6    $  1.6     $  3.5    $   .3
          Belgian francs               3.2       8.3         .3       1.4
          Canadian dollars            10.4       6.6        2.4      13.3
          Deutsche marks              10.2     135.6        8.4      81.8
          Dutch guilders              20.2       7.8         --       1.3
          French francs               24.1      38.5        3.3      10.6
          Italian lira                41.1       6.9       34.9       2.3
          Japanese yen                19.0       2.0        3.4      19.2
          Pounds sterling             25.1     128.8       59.1      55.5
          South African rand           3.5      12.8        6.6      14.4
          Other                        6.5       7.5        8.5      13.4
            Total                   $172.9    $356.5     $130.4    $213.5

             Forward contracts for normal operating activities have maturities of one to 12 months; and forward contracts for intercompany loans have maturities that range from one month to 36 months.
             The company's forward contracts do not subject the company to risk due to foreign exchange rate movement, since gains and losses on these contracts generally offset losses and gains on the assets, liabilities or other transactions being hedged.
             The counterparties to the company's forward contracts consist of a number of major international financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis and present no significant credit risk to the company.
             The carrying value of cash and cash equivalents, marketable securities (classified as held to maturity), accounts receivable, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarizes the estimated fair value of the company's remaining financial instruments at December 31:








                                                       EXHIBIT 13
                                                       Page 41 of 60


          In millions                              1995              1994
          Long-term debt:
          Carrying value                       $1,304.4            $315.9
          Estimated fair value                  1,410.6             312.5

          Forward contracts:
          Contract (notional) amounts:
            Buy contracts                      $  172.9            $130.4
            Sell contracts                        356.5             213.5
          Fair (market) values:
            Buy contracts                         172.9             131.2
            Sell contracts                        356.8             211.9

             Fair value of long-term debt was determined by reference to the December 31, 1995 and 1994, market values of comparably rated debt instruments. Fair values of forward contracts are based on dealer quotes at the respective reporting dates.


          NOTE 10 - COMMITMENTS AND CONTINGENCIES: The company is involved in various litigations, claims and administrative proceedings, including environmental matters, arising in the normal course of business. In assessing its potential environmental liability, the company bases its estimates on current technologies and does not discount its liability or assume any insurance recoveries. Amounts recorded for identified contingent liabilities are estimates, which are reviewed periodically and adjusted to reflect additional information when it becomes available.
          Subject to the uncertainties inherent in estimating future costs for contingent liabilities, management believes that recovery or liability with respect to these matters would not have a material effect on the financial condition, results of operations, liquidity or cash flows of the company for any year.
             In the normal course of business, the company has issued several direct and indirect guarantees, including performance letters of credit, totalling approximately $115 million at December 31, 1995. The company has also guaranteed the residual value of leased Club Car vehicles in the aggregate amount of $20.7 million. Management believes these guarantees will not adversely affect the consolidated financial statements.







                                                       EXHIBIT 13
                                                       Page 42 of 60


             As a result of the Clark acquisition, the company is involved in certain repurchase arrangements relating to product distribution and product financing activities. As of December 31, 1995, repurchase arrangements relating to product financing by an independent finance company approximated $101.6 million.
          It is not practicable to determine the additional amount subject to repurchase solely under dealer distribution agreements. Under the repurchase arrangements relating to product-distribution and product-financing activities, when dealer terminations do occur, a newly selected dealer generally acquires the assets of the prior dealer and assumes any related financial obligation. Accordingly, the risk of loss to the company is minimal. Historically, Clark incurred only immaterial losses relating to these arrangements.
             Clark sold Clark Material Handling Company (CMHC), its forklift truck business, to Terex Corporation (Terex) in 1992.
          As part of the sale, Terex and CMHC assumed substantially all of the obligations for existing and future product liability claims involving CMHC products. In the event that Terex and CMHC fail to perform or are unable to discharge any of the assumed obligations, the company could be required to discharge such obligations. While the aggregate losses associated with these obligations could be significant, the company does not believe they would materially affect the financial condition, the results of operations, liquidity or cash flows of the company in any one year.
             In 1995, the company continued to sell an undivided interest in designated pools of accounts and notes receivable up to a maximum of $150.0 million. Similar agreements have been in effect since 1987. During 1995, 1994 and 1993, such sales amounted to $533.7 million, $487.8 million and $518.7 million, respectively. At December 31, 1995 and 1994, $150.0 million and $125.0 million, respectively, of such sold receivables remained uncollected. The undivided interest in the designated pool of receivables was sold with limited recourse. These agreements expire in one- and two-year periods based on the particular pool of receivables sold. The company intends to renew these agreements at their expiration dates with either the current financial institution, or another financial institution, using the basic terms and conditions of the existing agreements. For receivables sold, the company has retained collection and administrative responsibilities as agent for the purchaser.
             Receivables, excluding the designated pools of accounts and notes receivable, sold during 1995, 1994 and 1993 with recourse, amounted to $175.9 million, $64.6 million and $39.3 million, respectively. At December 31, 1995 and 1994, $35.3 million and $14.7 million, respectively, of such receivables sold remained uncollected.






                                                       EXHIBIT 13
                                                       Page 43 of 60


             As of December 31, 1995, the company had no significant concentrations of credit risk in trade receivables due to the large number of customers which comprise its receivables base and their dispersion across different industries and countries.
             Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased. Total rental expense was $64.7 million in 1995, $56.2 million in 1994 and $57.9 million in 1993. Minimum lease payments required under noncancellable operating leases with terms in excess of one year for the next five years and thereafter, are as follows: $38.7 million in 1996, $27.5 million in 1997, $16.7 million in 1998, $9.0 million in 1999, $6.7 million in 2000 and $17.2 million thereafter.


          NOTE 11 - COMMON STOCK: On December 7, 1988, the board of directors adopted a Rights Plan (Plan) and declared a dividend distribution of one right for each then outstanding share of the company's common stock. As a result of the two-for-one stock split in 1992, each current outstanding share of the company's common stock has one-half a right associated with it. In December 1994, the Plan was amended by the board of directors. Under the Plan as amended, each right entitles the holder to purchase 1/100th of a share of Series A preference stock at an exercise price of $130. The company has reserved 563,000 shares of Series A preference stock for issuance upon exercise of the rights. The rights become exercisable in accordance with the provisions of the Plan on (i) the tenth day following the acquisition by a person or group of persons of 15 percent or more of the company's common stock, (ii) the tenth day after the commencement of a tender or exchange offer for 15 percent or more of the company's common stock, or (iii) the determination by the board of directors that a person is an Adverse Person as defined in the Plan (Distribution Date). Upon either a person's becoming an Acquiring Person as defined in the Plan, or the board's determination that a person is an Adverse Person, or the occurrence of certain other events following the Distribution Date, each holder of a right shall thereafter have a right to receive the common stock of the company (or in certain circumstances, the stock of an acquiring entity) for a price of approximately half its value. The rights are not exercisable by any Acquiring Person or Adverse Person. The Plan as amended provides that the board of directors, at its option any time after any person becomes an Acquiring Person or an Adverse Person, may exchange all or part of the outstanding and exercisable rights for shares of common stock, currently at an exchange ratio of one right for two shares. The right of the holders to exercise the rights to purchase shares automatically






                                                       EXHIBIT 13
                                                       Page 44 of 60


          terminates if the board orders an exchange of rights for shares. The rights may be redeemed by the company for one cent per right in accordance with the provisions of the Plan. The rights will expire on December 22, 1998, unless redeemed earlier by the company.
             Shares held in treasury at December 31, 1995, will be used for employee benefit plans and for other corporate purposes.


          NOTE 12 - LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN: At the time of its acquisition by the company, Clark sponsored a Leveraged Employee Stock Ownership Plan (LESOP) for eligible employees. In connection with the acquisition, the company purchased the LESOP's shares for $176.6 million. The company determined it would continue the LESOP to fund certain employee benefit plans. Accordingly, on September 28, 1995, the company sold 2,878,008 shares of its Common Stock held in treasury to the LESOP, for a price of $36.25 per share (the closing price of the Common Stock on September 27, 1995, on the New York Stock Exchange) or an aggregate of $104.3 million. At December 31, 1995, approximately
          1.9 million of these shares remain unallocated and the $70.2 million paid by the LESOP for those unallocated shares is classified as a reduction of shareowners' equity pending allocation to participants. At December 31, 1995, the LESOP owed the company $36.8 million repayable in monthly installments through 2001. Company contributions to the LESOP and dividends on unallocated shares are used to make loan principal and interest payments. With each principal and interest payment, the LESOP allocates a portion of the Common Stock to participating employees.


          NOTE 13 - INCENTIVE STOCK PLANS: Under the company's Incentive Stock Plans, key employees have been granted options to purchase common shares at prices not less than the fair market value at the date of grant. The plans, approved in 1985, 1990 and 1995, also authorize stock appreciation rights (SARs) and stock awards. If SARs issued in conjunction with stock options are exercised, the related stock options are cancelled; conversely, the exercise of stock options cancels the SARs.
            Changes during the year in options outstanding under the plans were as follows:

                                         Shares subject       Option price
                                              to option    range per share
          January 1, 1995                     3,384,300       $10.04-37.19
          Granted                               988,900        34.75-40.06
          Exercised                             749,800        10.04-34.94
          Cancelled                              21,000              34.94
          December 31, 1995                   3,602,400       $11.95-40.06




                                                       EXHIBIT 13
                                                       Page 45 of 60


             Of the shares subject to option, 1,988,250 were granted with SARs. There are also 192,500 SARs outstanding with no stock options. At December 31, 1995, options for 2,628,500 shares were exercisable and 5,513,210 shares were available for future awards. In addition, at December 31, 1995, 268,690 shares of common stock were reserved for future issue, contingent upon attainment of certain performance goals and future service.
             The company also maintains a shareowner-approved Management Incentive Unit Award Plan. Under the plan, qualifying executives are awarded incentive units. When dividends are paid on common stock, dividends are awarded to unit holders, one-half of which is paid in cash, the remaining half of which is credited to the participant's account in the form of so-called common stock equivalents. The fair value of accumulated common stock equivalents is paid in cash upon the participant's retirement. The number of common stock equivalents credited to participant's accounts at December 31, 1995 and 1994, are 288,837 and 284,409, respectively.


          NOTE 14 - INCOME TAXES: Earnings before income taxes and the effect of accounting changes for the years ended December 31, were taxed within the following jurisdictions:

          In millions               1995             1994           1993
          United States           $308.0           $279.4         $229.5
          Foreign                  121.1             50.5           24.0
          Total                   $429.1           $329.9         $253.5

             The provision for income taxes before the effect of the accounting change was as follows:

          In millions               1995             1994           1993
          Current tax expense:
            United States         $101.3           $ 69.8         $ 74.9
            Foreign                 42.7             34.8           30.6
            Total current          139.7            104.6          105.5
          Deferred tax expense:
            United States           10.6             30.3            5.3
            Foreign                  4.2            (16.1)         (20.8)
            Total deferred          14.8             14.2          (15.5)
            Total provision for
              income taxes        $158.8           $118.8         $ 90.0











                                                       EXHIBIT 13
                                                       Page 46 of 60


             The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory income tax rate to pretax income before the effect of the accounting change, as a result of the following differences:

                                                  Percent of pretax income
                                               1995       1994       1993
          Statutory U.S. rates                 35.0%      35.0%      35.0%
          Increase (decrease) in rates
            resulting from:
            Foreign operations                  1.0        0.3        0.6
            Effect of changes in statutory
              rate on deferred taxes             --         --       (2.2)
            Earnings/losses of equity
              companies                        (1.8)      (0.9)      (2.2)
            State and local income taxes,
              net of U.S. tax                   1.3        1.6        1.3
            Other                               1.5         --        3.0
          Effective tax rates                  37.0%      36.0%      35.5%






                                                       EXHIBIT 13
                                                       Page 47 of 60

            A summary of the deferred tax accounts at December 31, follows:

          In millions                                      1995       1994       1993
          Current deferred assets and (liabilities):
            Differences between book and tax bases
              of inventories and receivables             $ 30.8     $ 36.5     $ 32.6
            Differences between book and tax
              expense for other employee related
              benefits and allowances                      35.3       33.9       42.1
            Provisions for restructure of
              operations and plant closings
              not yet deductible for tax purposes           9.4        6.4        5.3
            Other reserves and valuation
              allowances in excess of tax deductions       53.1       32.5       28.0
            Other differences between tax and
              financial statement values                  (10.1)       9.9        8.9
              Gross current deferred net tax assets       118.5      119.2      116.9
          Noncurrent deferred tax assets and
            (liabilities):
            Tax items associated with equity
              companies                                    11.1       13.0       31.0
            Postretirement and postemployment
              benefits other than pensions in
              excess of tax deductions                    252.5      159.9      159.9
            Other reserves in excess of tax expense        65.0       36.3       28.1
            Tax depreciation in excess of book
              depreciation                                (85.5)     (46.0)     (54.8)
            Pension contributions in excess of
              book expense                                (51.2)     (47.5)     (36.6)
            Taxes provided for unrepatriated
              foreign earnings                            (28.5)     (20.1)     (26.3)
              Gross noncurrent deferred net tax assets    163.4       95.6      101.3
              Less:  deferred tax valuation allowances    (28.6)     (21.2)     (10.4)
                Total net deferred tax assets            $253.3     $193.6     $207.8




                                                       EXHIBIT 13
                                                       Page 48 of 60


            A total of $28.5 million of deferred taxes have been provided for a portion of the undistributed earnings of subsidiaries operating outside of the United States. As to the remainder, these earnings have been, and under current plans will continue to be reinvested and it is not practicable to estimate the amount of additional taxes which may be payable upon repatriation.


          NOTE 15 - BUSINESS SEGMENT INFORMATION: A description of business segments and operations by business segment and geographic area for the three years ended December 31, 1995, were as follows:

          DESCRIPTION OF BUSINESS SEGMENTS
          Ingersoll-Rand's operations are organized into three worldwide business segments: Standard Machinery; Engineered Equipment; and Bearings, Locks and Tools.

          Standard Machinery
          The segment's products are categorized into five groups:

          Air Compressor - products include portable, reciprocating, rotary and centrifugal air compressors, vacuum pumps, air drying and filtering systems and other compressor accessories. The products are used primarily to supply pressurized air to industrial plants, refineries, chemical plants, electrical utilities and service stations.

          Construction and Mining - manufactures vibratory compactors, asphalt pavers, rock drills, blasthole drills, water-well drills, crawler drills, jumbo drills, jackhammers and rock and roof stabilizers primarily for the construction, highway maintenance, metals-mining and well-drilling industries.

          Melroe - manufactures skid-steer loaders, compact hydraulic excavators and self-propelled agricultural sprayers. The products are used primarily by the construction and agricultural industries.

          Club Car - manufactures golf cars and utility vehicles which are used primarily in the golf and resort industries.

          Mining Machinery(1) - products included continuous and long-wall mining machines, crushers, coal haulers and mine-service vehicles, which principally serve the underground coal-mining industry.








                                                       EXHIBIT 13
                                                       Page 49 of 60


          Engineered Equipment
          The segment's products are categorized into three groups:

          Pump - manufactures centrifugal and reciprocating pumps. These products serve oil production and refining, chemical process, marine, agricultural, electric utility and general manufacturing industries.

          Process Systems - consists of pulp and paper processing equipment, pelleting equipment, filters, aerators and dewatering systems. This equipment is used in the pulp and paper, food and agricultural, and minerals-processing industries.

          Clark-Hurth - manufactures a broad line of axles and transmissions for the off-highway vehicle industry.

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

          Architectural Hardware(2) - major products include locks, door closers and exit devices used in commercial and residential construction and the retail hardware market.



          (1)
             The Mining Machinery Group was sold during 1993 .
          (2)
             Prior to January 1, 1996, the Door Hardware Group.







                                                       EXHIBIT 13
                                                       Page 50 of 60

    Operations by Business Segments
    Dollar amounts in millions
    For the years ended                         % of                % of                 % of
    December 31                         1995   total        1994   total         1993   total
    Standard Machinery
    Sales                           $2,270.6     40%    $1,445.7     32%     $1,250.9     31%
    Operating income excluding
      restructure of operations        222.6     41%       122.4     30%         89.6     27%
    Restructure of operations
      (charge) benefit                  --                  --                   (5.0)
    Operating income from
      operations                       222.6     41%       122.4     30%         84.6     26%
    Operating income as % of sales       9.8%                8.5%                 6.8%
    Identifiable assets              2,528.0             1,099.6                927.1
    Depreciation and amortization       62.7                31.5                 27.0
    Capital expenditures                56.7                30.9                 25.0

    Engineered Equipment
    Sales                            1,216.2     21%       926.4     21%        929.6     23%
    Operating income excluding
      restructure of operations         49.5      9%        35.3      8%         30.5      9%
    Restructure of operations
      (charge) benefit                  --                  --                   --
    Operating income from
      operations                        49.5      9%        35.3      8%         30.5     9%
    Operating income as % of sales       4.1%                3.8%                 3.3%
    Identifiable assets              1,061.8               634.5                622.3
    Depreciation and amortization       40.0                28.8                 29.3
    Capital expenditures                42.3                30.3                 29.0

    Bearings, Locks and Tools
    Sales                            2,242.2     39%     2,135.4     47%      1,840.6    46%
    Operating income excluding
      restructure of operations        269.1     50%       256.6     62%        210.7    64%
    Restructure of operations
      (charge) benefit                  --                  --                   --
    Operating income from
      operations                       269.1     50%       256.6     62%        210.7    65%
    Operating income as % of sales      12.0%               12.0%                11.4%
    Identifiable assets              1,208.1             1,185.1              1,102.7
    Depreciation and amortization       75.0                70.9                 65.5
    Capital expenditures               107.9                97.0                 77.8

                                                       EXHIBIT 13
                                                       Page 51 of 60


    Operations by Business Segments (continued)

    Dollar amounts in millions
    For the years ended                         % of                % of                 % of
    December 31                         1995   total        1994   total         1993   total

    Total
    Sales                            5,729.0    100%     4,507.5    100%      4,021.1    100%
    Operating income excluding
      restructure of operations        541.2    100%       414.3    100%        330.8    100%
    Restructure of operations
      (charge) benefit                  --                  --                   (5.0)
    Operating income from
      operations                       541.2    100%       414.3    100%        325.8    100%
    Operating income as % of sales       9.4%                9.2%                 8.1%
    Identifiable assets              4,797.9             2,919.2              2,652.1
    Depreciation and amortization      177.7               131.2                121.8
    Capital expenditures               206.9               158.2                131.8
    General corporate expenses
      charged to operating income      (44.2)              (37.3)               (34.3)
    Operating income                   497.0               377.0                291.5

    Unallocated
    Interest expense                   (86.6)              (43.8)               (52.0)
    Other income (expense), net          9.4               (14.7)                (7.5)
    Dresser-Rand income                 22.0                24.6                 33.1
    Ingersoll-Dresser Pump
      minority interest                (12.7)              (13.2)               (11.6)
    Earnings before income taxes
      and effect of accounting
      changes                          429.1               329.9                253.5
    Corporate assets (b)               765.4               677.7                723.2

    Total assets                    $5,563.3            $3,596.9             $3,375.3

    (b) Corporate assets consist primarily of cash and cash equivalents, marketable securities, investments and advances, and other assets not directly associated with the operations of a business segment.





                                                       EXHIBIT 13
                                                       Page 52 of 60

  Operations by Geographic Area
  In millions
                                   United                        Other     Adjustments/
  For the year 1995                States      Europe    International     Eliminations   Consolidated

  Sales to customers             $3,472.8    $1,754.0           $502.2         $    --        $5,729.0
  Transfers between geographic
    areas                           568.5        60.9             42.5          (671.9)             --
  Total sales and transfers      $4,041.3     1,814.9            544.7          (671.9)       $5,729.0
  Operating income from
    operations                   $  391.5        97.5             51.7              .5        $  541.2
  General corporate expenses
    charged to operating income                                                                  (44.2)
  Operating income                                                                            $  497.0
  Identifiable assets at
    December 31, 1995            $3,183.9     1,305.3            319.8           (11.1)       $4,797.9
  Corporate assets                                                                               765.4
  Total assets at
    December 31, 1995                                                                         $5,563.3


  For the year 1994

  Sales to customers             $2,809.9     1,253.9            443.7              --        $4,507.5
  Transfers between geographic
    areas                           429.7        54.7             34.1          (518.5)             --
  Total sales and transfers      $3,239.6     1,308.6            477.8          (518.5)       $4,507.5
  Operating income from
    operations                   $  335.8        43.2             34.5              .8        $  414.3
  General corporate expenses
    charged to operating income                                                                  (37.3)
  Operating income                                                                            $  377.0
  Identifiable assets at
    December 31, 1994            $1,684.3       949.0            297.5           (11.6)       $2,919.2
  Corporate assets                                                                               677.7
  Total assets at
    December 31, 1994                                                                         $3,596.9






                                                       EXHIBIT 13
                                                       Page 53 of 60


  Operations by Geographic Area  (Continued)

                                   United                        Other     Adjustments/
  For the year 1993                States      Europe    International     Eliminations   Consolidated

  Sales to customers             $2,526.9     1,071.5            422.7              --        $4,021.1
  Transfers between geographic
    areas                           357.3        53.0             33.0          (443.3)             --
  Total sales and transfers      $2,884.2     1,124.5            455.7          (443.3)       $4,021.1
  Operating income excluding
    restructure of operations    $  260.0        35.5             34.7              .6        $  330.8
  Restructure of operations-
    charge                           (5.0)         --               --              --            (5.0)
  Operating income from
    operations                   $  255.0        35.5             34.7              .6        $  325.8
  General corporate expenses
    charged to operating income                                                                  (34.3)
  Operating income                                                                            $  291.5
  Identifiable assets at
    December 31, 1993            $1,597.3       780.5            286.7           (12.4)       $2,652.1
  Corporate assets                                                                               723.2
  Total assets at
    December 31, 1993                                                                         $3,375.3



  International sales of U.S. manufactured products in millions were $1,028.9 in 1995, $743.3 in 1994, and
  $580.7 in 1993.






                                                       EXHIBIT 13
                                                       Page 54 of 60



          NOTE 16 - PENSION PLANS: The company has noncontributory pension plans covering substantially all domestic employees. In addition, certain employees in other countries are covered by pension plans. The company's domestic salaried plans principally provide benefits based on a career average earnings formula. The company's hourly pension plans provide benefits under flat benefit formulas. Foreign plans provide benefits based on earnings and years of service. Most of the foreign plans require employee contributions based on the employee's earnings. In addition, the company maintains other supplemental benefit plans for officers and other key employees. The company's policy is to fund an amount which could be in excess of the pension cost expensed, subject to the limitations imposed by current statutes or tax regulations. Clark's costs for the seven months ended December 31, 1995, and the status of its benefit plans at December 31, 1995, have been consolidated.
            The components of the company's pension cost for the years ended December 31, include the following:

          In millions                         1995        1994        1993
          Benefits earned during the
            year                           $  32.7      $ 31.7     $  27.7
          Interest cost on projected
            benefit obligation                99.7        79.1        72.1
          Actual return on plan assets      (261.2)        6.3      (124.4)
          Net amortization and deferral      157.7       (99.6)       32.7
            Net pension cost               $  28.9      $ 17.5     $   8.1







                                                       EXHIBIT 13
                                                       Page 55 of 60

            The status of employee pension benefit plans at December 31, 1995 and 1994, was as follows:

                                                        1995                          1994
                                              Overfunded    Underfunded     Overfunded   Underfunded
          In millions                              plans          plans          plans         plans
          Actuarial present value of
            projected benefit obligation,
            based on employment service to
            date and current salary levels:
            Vested employees                  $(1,101.2)       $(310.3)      $ (942.5)       $(48.4)
            Nonvested employees                   (23.5)         (13.8)          (5.3)         (6.0)
            Accumulated benefit obligation     (1,124.7)        (324.1)        (947.8)        (54.4)
            Additional amount related to
              projected salary increases          (49.9)         (26.4)         (48.8)        (20.6)
          Total projected benefit obligation   (1,174.6)        (350.5)        (996.6)        (75.0)
          Funded assets at fair value           1,331.7          207.5        1,053.9          12.4
          Assets in excess of (less than)
            projected benefit obligation          157.1         (143.0)          57.3         (62.6)
          Unamortized (net asset) liability
            existing at date of adoption           (2.5)          19.0           (3.5)          4.5
          Unrecognized prior service cost          18.6           11.5           16.6           9.5
          Unrecognized net (gain) loss            (23.2)          (3.4)          41.2           (.5)
          Adjustment required to recognize
            minimum liability                        --          (16.4)            --          (1.0)
          Prepaid (accrued) pension cost      $   150.0        $(132.3)      $  111.6        $(50.1)

            Plan investment assets of domestic plans are balanced between equity securities and cash equivalents or debt securities.  Assets of foreign plans are invested principally in equity securities.
            The present value of benefit obligations for domestic plans at December 31, 1995 and
          1994, was determined using an assumed discount rate of 7.25% and 8.0%, an assumed rate of increase in future compensation levels of 4.75% and 5.5%, and an expected long-term rate of return on assets of 9.0% and 8.5%, respectively.  The weighted averages of the actuarially assumed discount rate, long-term rate of return on assets and the rate for compensation increases for foreign plans were 8.5%, 9.0% and 6.5% in 1995, and 9.0%, 9.0%
          and 6.5% in 1994, respectively.



                                                       EXHIBIT 13
                                                       Page 56 of 60



             Most of the company's domestic employees are covered by savings and other defined contribution plans. Employer contributions and costs are determined based on criteria specific to the individual plans and amounted to approximately $24.9 million, $21.7 million and $20.5 million in 1995, 1994 and 1993, respectively.
             The company's costs relating to foreign defined contribution plans, insured plans and other foreign benefit plans were
          $4.8 million, $4.3 million and $0.3 million in 1995, 1994 and 1993, respectively.
             In 1995, 1994 and 1993, the number of employees covered by multiemployer pension plans, was 210, 217 and 214, respectively. The amounts charged to pension cost and contributed to multiemployer plans was $0.5 million in 1995, 1994 and 1993, respectively.
             The existing pension rules require the recognition of a liability in the amount that the company's unfunded accumulated benefit obligation exceeds the accrued pension cost, with an equal amount recognized as an intangible asset. As a result, the company recorded in 1995 a noncurrent liability of $16.2 million and a current liability of $0.2 million, and a noncurrent
          liability of $1.0 million in 1994.   Offsetting intangible assets
          were recorded in the Consolidated Balance Sheets.


          NOTE 17 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS: In addition to providing pension benefits, the company sponsors several postretirement plans that cover most domestic employees. These plans provide for health care benefits and in some instances, life insurance benefits. Postretirement health plans are contributory and are adjusted annually. Life insurance plans are noncontributory. When full-time employees retire from the company between age 55 and age 65, most are eligible to receive, at a cost to the retiree, certain health care benefits identical to those available to active employees. After attaining age 65, an eligible retiree's health care benefit coverage becomes coordinated with Medicare. Clark's costs for the seven months ended December 31, 1995, and the status of its postretirement plans at December 31, 1995, have been consolidated. The company funds the benefit costs principally on a pay-as-you-go basis.










                                                       EXHIBIT 13
                                                       Page 57 of 60


             Summary information on the company's plans at December 31, was as follows:

          In millions                                    1995         1994
          Financial status of plans:
          Accumulated postretirement benefits
             obligation (APBO):
             Retirees                                 $(462.9)     $(251.3)
             Active employees                          (150.0)      (120.2)
                                                       (612.9)      (371.5)
          Plan assets at fair value                        --           --
          Unfunded accumulated benefits
            obligation in excess of plan assets        (612.9)      (371.5)
          Unrecognized net gain                          (9.9)        (9.7)
          Unrecognized prior service benefits           (84.8)       (90.0)
          Accrued postretirement benefits cost        $(707.6)     $(471.2)

             The components of net periodic postretirement benefits cost for the years ended December 31, were as follows:

          In millions                                1995     1994    1993
          Service cost, benefits attributed to
            employee service during the year        $ 5.2    $ 8.5   $ 5.7
          Interest cost on accumulated
            postretirement benefit obligation        37.6     26.9    28.3
          Net amortization and deferral              (5.6)    (5.2)   (5.1)
          Net periodic postretirement benefits cost $37.2    $30.2   $28.9

             The 1994 service cost of net periodic postretirement benefits cost includes a settlement charge of $3.2 million relating to retired employees from a closed facility. The discount rates used in determining the APBO were 7.25% and 8.0% at December 31, 1995 and 1994, respectively. The assumed health care cost trend rates used in measuring the accumulated postretirement benefits obligation were 10.35% in 1995 and 12.4% in 1994, respectively, declining each year to an ultimate rate by 2003 of 4.75% in 1995 and 5.5% in 1994.
             Increasing the health care cost trend rate by 1.0% as of December 31, 1995, would increase the APBO by 10%. The effect of this change on the sum of the service cost and interest cost components of net periodic postretirement benefits cost for 1995 would be an increase of 13%. In 1993, the company made several modifications to the cost-sharing provisions of the postretirement plans.








                                                       EXHIBIT 13
                                                       Page 58 of 60


          NOTE 18 - SUBSEQUENT EVENTS: On January 29, 1996, the company signed a letter of intent to sell the assets of the Pulp Machinery Division to Harnischfeger Industries, Inc. The sales price is in excess of the book value of the assets and the sale is subject to the execution of a definitive purchase agreement and the approval by regulatory authorities.
             In addition, on January 31, 1996, the company acquired the Steelcraft Division of MascoTech, Inc. Steelcraft manufactures a wide range of cold-rolled and galvanized steel doors for use primarily in nonresidential construction.










                                                       EXHIBIT 13
                                                       Page 59 of 60


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


          /S/ Thomas F. McBride
          Thomas F. McBride
          Senior Vice President and
          Chief Financial Officer








                                                       EXHIBIT 13
                                                       Page 60 of 60


          Report of Independent Accountants


          February 6, 1996

          To the Board of Directors and
          Shareowners of Ingersoll-Rand Company:


               In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareowners' equity and of cash flows present fairly, in all material respects, the financial position of Ingersoll-Rand Company and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

               As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for postemployment benefits in 1993.


          /S/ Price Waterhouse LLP
          PRICE WATERHOUSE LLP




