Form 10-K, Exhibit 13
period 1996-12-31
INGERSOLL RAND CO
filed 1997-03-26
CIK 50485

EXHIBIT 13
                                                     Page 1 of 65











                         INGERSOLL-RAND

                              1996

                         ANNUAL REPORT

                               TO

                          SHAREOWNERS

                       Table of Contents


Financial Review and Management Analysis                     3-24

Consolidated Statement of Income                               25

Consolidated Balance Sheet                                  26-27

Consolidated Statement of Shareowners' Equity               28-29

Consolidated Statement of Cash Flows                        30-31

Notes to the Consolidated Statements                        32-63

Report of Management                                           64

Report of Independent Accountants                              65

                     Ingersoll-Rand Company
            Financial Review and Management Analysis


1996 Compared to 1995


A third consecutive year of record sales and earnings was established in 1996. These financial achievements were the results of a strong domestic economy, moderate economic growth in selected international markets and the continued success of the company's asset-management, strategic-sourcing and productivity-improvement programs.

  Sales for 1996 totalled $6.7 billion, which generated $683.5 million of operating income and $358.0 million of net earnings (or $3.33 per share). These results include a full year's benefit of the May 31, 1995, acquisition of Clark Equipment Company (Clark). The company's 1996 results, excluding the positive effect of the Clark acquisition, also established company records.

  The 1996 year included a net benefit of $12.6 million to the company's operating income relating to the following items:

- the sales of the Process Systems Group, which generated $55 million of operating income ($34.7 million after-tax, or 32 cents per share);

- a charge of $30 million to operating income for the realignment of the company's foreign operations ($18.9 million after-tax, or 18 cents per share);

- a charge of $7 million to operating income associated with the exit or abandonment of selected European product lines ($4.5 million after-tax, or four cents per share); and

- a $5.4 million charge to operating income to close an Ingersoll-Dresser Pump Company (IDP) steel foundry (approximately $2.0 million after-tax, or two cents per share).

  The company's outlook for 1997 calls for steady improvement in operating results based on continued stability in our domestic markets and strengthening in our international markets. These expectations will be supported by aggressive asset-management, strategic-sourcing and productivity-improvement programs.

  A comparison of key financial data between 1996 and 1995 follows:

o Net sales in 1996 established a record at $6.7 billion, reflecting a 17-percent improvement over 1995's total of $5.7 billion. Sales for 1996, excluding Clark, exceeded 1995's total by approximately six percent.

o Cost of goods sold in 1996 was 75.0 percent of sales compared to
  75.2 percent in 1995. Partial liquidations of LIFO (last-in, first-out) inventory lowered 1996 costs by $4.8 million ($2.9 million after-tax, or three cents per share) as compared to a $3.4 million ($2.1 million after-tax, or two cents per share) liquidation in 1995. Excluding the effects of the LIFO liquidations, the 1996 cost of goods sold relationship to sales would have been 75.1 percent versus 75.3 percent for 1995. Excluding Clark's results and the effect of the noncomparable items from 1996 and 1995, the relationship of cost of goods sold to sales improved slightly in 1996.

o Administrative, selling and service engineering expenses were
  14.8 percent of sales in 1996, compared to 16.1 percent for 1995. This marked improvement reflects the net benefit of the company's cost-containment and productivity-improvement programs, which more than offset the effects of inflation on salaries, benefits, materials and other similiar items. The full year effect of the Clark acquisition did not cause a disproportionate benefit to the 1996 improvement.

o Operating income for the year totalled $683.5 million, a 37.5-percent increase over 1995's operating income of $497.0 million. Excluding Clark's results, operating income in 1996 totalled $527.9 million, reflecting a 21.3-percent increase over 1995's level without Clark. In addition, the noncomparable items in 1996 contributed a $12.6-million benefit to operating income. Excluding these items and Clark's results, operating income for the year reflected an 18-percent improvement over 1995.

o Interest expense for the year totalled $119.9 million. The interest expense reported for 1996 was almost evenly divided between interest expense from the combined operations of Ingersoll-Rand and Clark, and interest expense associated with the Clark acquisition. Interest expense for 1995 totalled $86.6 million.

o Other income (expense), net, is essentially the sum of three activities: (i) foreign exchange, (ii) equity interests in partially-owned equity companies, and (iii) other miscellaneous income and expense items. In 1996, these activities resulted in a net expense of $1.0 million, an unfavorable change of $10.4 million compared to 1995's net other income of $9.4 million. A review of the components of this category shows that:

     o foreign exchange activity for 1996 totalled $4.8 million of losses, as compared to $6.2 million of losses in 1995;

     o earnings from equity interests in partially-owned equity companies were approximately $8 million lower than 1995's level; and

     o other net miscellaneous expense items were approximately $3.8 million higher than the prior year's level, principally due to miscellaneous foreign taxes not based on income.

o Dresser-Rand Company (Dresser-Rand) is a partnership between the company and Dresser Industries, Inc. (Dresser), which is engaged worldwide in the reciprocating compressor and turbomachinery businesses. The company's pretax profits from its interest in Dresser-Rand for 1996 totalled $23.0 million, a modest improvement over the $22.0 million in the prior year. Dresser-Rands's results included a disappointing 1996 fourth quarter, which was adversely affected by cost overruns on a few major orders, higher legal expenses and an increase in foreign taxes.

o Ingersoll-Dresser Pump Company is another partnership between the company and Dresser, in which the company owns the majority interest. In 1996, the minority interest charge was $17.3 million, as compared to the 1995 charge of $12.7 million. This charge reflects the portion of IDP's earnings that was allocable to Dresser and indicates that IDP's earnings in 1996 were significantly higher than those reported for 1995.

o The company's effective tax rate for 1996 was 37.0 percent, which is consistent with the prior year. The variance from the
  35.0 percent statutory rate was due primarily to the higher tax rates associated with foreign earnings, the effect of state and local taxes, and the nondeductibility of the goodwill associated with acquisitions.

  At December 31, 1996, employment totalled 41,874. This represents a net increase of 741 employees over last year's level of 41,133. This increase is mainly due to the net result of employees from businesses acquired and sold during the year.

Liquidity and Capital Resources
The company's financial position at December 31, 1996, reflects the following notable changes from last year:

o the reclassification of $132.5 million of Medium Term
Notes, issued to finance the Clark acquisition, from long-term debt to current maturities of long-term debt, because repayment will occur during the third quarter of 1997; and

o the reclassification of the net assets of Clark-Hurth to assets held for sale, which was sold in Februrary 1997.
Included in these net assets were approximately $200 million of net assets previously classified as noncurrent.

     The following table contains several key measures which the company's management uses to gauge the company's financial performance, all of which showed improvement in 1996:

                                        1996      1995      1994
Working capital (in millions)         $1,245    $1,016      $963
Current ratio                            2.0       1.8       1.9
Debt-to-total capital ratio               39%       45%       22%
Average working capital
  to net sales                          16.9%     17.3%     20.4%
Average days outstanding
  in receivables                        56.1      63.1      64.6
Average months' supply
  of inventory                           3.0       3.3       3.7

  Ingersoll-Rand, as a large multinational company, maintains significant operations in foreign countries. The movement of the U.S. dollar against foreign currencies has an impact on the company's financial position. Generally, the functional currency of the company's foreign subsidiaries is their local currency, the currency in which they transact their business. The company manages exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of forward exchange contracts. The company attempts, through its hedging activities, to mitigate the impact on income of changes in foreign exchange rates. Additionally, the company maintains operations in countries with hyperinflationary economies and in countries where the company's operations transact business in U.S. dollars. The functional currency of these operations has been and will remain the U.S. dollar. (Additional information on the company's use of financial instruments can be found in Note 9 to the Consolidated Financial Statements.)

  The following highlights the financial results and financial condition of the company's operations, with the impact of currency variations where appropriate:

o Cash and cash equivalents totalled $184.1 million at December 31, 1996, a $46.8-million increase over the prior year-end balance of $137.3 million. In evaluating the net change in cash and cash equivalents, cash flows from operating, investing and financing activities, and the effect of exchange rate changes, should be considered. Cash flows from operating activities provided $385.7 million, investing activities used $149.9 million and financing activities used $196.5 million. Exchange rate changes during 1996 increased cash and cash equivalents by $7.5 million.

o Marketable securities totalled $8.0 million at the end of 1996, $1.3 million below the balance at December 31, 1995. The reduction was due to the maturity of certain securities and their conversion into cash and cash equivalents and minimal exchange rate fluctuations.

o Receivables totalled $1,066.2 million at December 31, 1996, compared to $1,109.9 million at the prior year end, a net decrease of $43.7 million. Currency translation decreased the receivable balance during the year by $6.5 million, acquisitions added approximately $19 million and the reclassification of the assets held for sale reduced the balance by approximately $41 million. Dispositions reduced receivables by $15.9 million. The company's focus on decreasing its receivable base through its asset-management program produced a reduction in the average days outstanding in receivables to 56.1 days from 1995's level of 63.1 days.

o Inventories amounted to $775.1 million at December 31, 1996, a reduction of $137.5 million from last year's level of $912.6 million. Acquisitions accounted for a $13-million increase, while dispositions reduced inventories by $48 million. The reclassification of assets held for sale reduced inventories by approximately $92 million. The remaining net decrease was due primarily to currency movements. The company's emphasis on inventory control was demonstrated by the reduction of the average months' supply of inventory to 3.0 months at December 31, 1996, compared to 3.3 months at the prior year end.

o Prepaid expenses totalled $74.1 million at the end of the year, $16.1 million higher than the balance at December 31, 1995. The primary cause for the increase in 1996 was higher deposits relating to benefit plans. Foreign exchange activity and acquisitions had minimal effect on prepaid expenses.

o Deferred income taxes (current) of $162.4 million at December 31, 1996, represented the deferred tax benefit of the difference between the book and tax values of various current assets and liabilities. A schedule of the components for this balance is in Note 14 to the Consolidated Financial Statements. The year-end balance represented an increase of $43.9 million from the December 31, 1995, level. Changes due to foreign currency movements had minimal effect on the year's activity.

o The investment in Dresser-Rand Company totalled $152.6 million at December 31, 1996. This represented a net increase of $58.7 million from the prior year balance of $93.9 million. The components of the change for 1996 consisted of income for the current year of $23 million, a $92.1 million change in the advance account between the entities, a minor increase caused by translation, and a reduction caused by a return of capital of $56.7 million.

o The investments in partially-owned equity companies at December 31, 1996, totalled $223.6 million, which approximated the 1995 balance of $223.3 million. Income and dividends from investments in partially-owned equity companies were $19.4 million and $6.8 million, respectively. Amounts due from these units decreased from $20.4 million to $18.3 million at December 31, 1996. Currency movements primarily relating to partially-owned equity companies in Japan caused approximately a $10-million decrease in 1996.

o Net property, plant and equipment decreased by $133 million in 1996 to a year-end balance of $1,145.4 million. Fixed assets from acquisitions during 1996 added $33.1 million. Capital expenditures in 1996 totalled $195 million. The reclassification of the fixed assets associated with Clark-Hurth reduced the balance by approximately $136 million. Dispositions reduced the balance by $40.4 million. In addition, foreign exchange fluctuations decreased the net fixed asset values in U.S. dollars by approximately $5 million. The remaining net decrease was the result of depreciation, and sales and retirements.

o Intangible assets, net, totalled $1,178.0 million at December 31, 1996, as compared to $1,253.6 million at December 31, 1995, for a net decrease of $75.6 million. Acquisitions added approximately $81 million of intangibles, primarily goodwill, during 1996. The reclassification of the intangible assets relating to the Clark-Hurth sale reduced the balance by approximately $119 million at December 31, 1996. Amortization expense accounted for a reduction of $38.0 million.

o Deferred income taxes (noncurrent) totalled $162.6 million at December 31, 1996, which was $27.8 million higher than the 1995 balance. A listing of the components which comprised the balance at December 31, 1996, can be found in Note 14 to the Consolidated Financial Statements.

o Other assets totalled $223.8 million at year end, a decrease of $9.9 million from the December 31, 1995, balance of $233.7 million. Other assets increased approximately $12 million due to prepaid pensions, which was more than offset by decreases due to dispositions and the reclassification of assets held for sale. Foreign exchange activity in 1996 had a minimal effect on the account balance during the year.

o Accounts payable and accruals totalled $1,095.4 million at December 31, 1996, a decrease of $34.4 million from last year's balance of $1,129.8 million. The reclassification of assets held for sale and dispositions decreased accounts payable and accruals by $69.2 million. Restructure of operations added approximately $37 million. Acquisition activity during 1996 accounted for a $9.4-million increase and foreign exchange activity during the year resulted in a decrease of $12.6 million.

o Loans payable were $162.3 million at the end of 1996, which reflects a $6.9-million increase over the $155.4 million at

December 31, 1995. Current maturities of long-term debt, included in loans payable, were $133.2 million and $102.9 million at December 31, 1996 and 1995, respectively. The company's aggressive cash-management program decreased short-term debt,while foreign currency fluctuations increased short-term debt during 1996 by $4.6 million. The reclassification of Clark-Hurth debt to assets held for sale totalled $5.7 million. The change in current maturities of long-term debt included movement to current maturities of $135.7 million, payments of $104.4 million and foreign exchange activity.

o Long-term debt, excluding current maturities, totalled $1,163.8 million, a decrease of $140.6 million from the prior year's balance of $1,304.4 million. Reductions in long-term debt were the result of the reclassifications of $135.7 million of current maturities to loans payable and $5.1 million related to Clark-Hurth debt reclassified to assets held for sale. Foreign currency fluctuations had a minimal effect.

o Postemployment liabilities at December 31, 1996, totalled $814.7 million, a decrease of $17.4 million from the December 31, 1995, balance. Postemployment liabilities include medical and life insurance postretirement benefits, long-term pension and other noncurrent postemployment accruals. The 1996 activity included reductions of $22.9 million attributed to units, which were either sold in 1996 or early 1997. Postemployment liabilities represent the company's noncurrent liabilities in accordance with Statement of Financial Accounting Standard(SFAS) Nos. 87, 106 and 112. (See Notes 16 and 17 to the Consolidated Financial Statements for additional information.)

o The Ingersoll-Dresser Pump Company minority interest, which represents Dresser's interest in the IDP joint venture, totalled $113.4 million and $170.8 million at December 31, 1996 and 1995, respectively. Earnings allocable to IDP's minority interest totalled $17.3 million for 1996. At December 31, 1996, Dresser had advances payable to IDP totalling $85.5 million, which was shown as a reduction in IDP's minority interest.

o Other liabilities (noncurrent) at December 31, 1996, totalled
  $148.7 million, which were $17.4 million higher than the balance at December 31, 1995. These obligations are not expected to be paid out in the next year. These accruals generally cover environmental, insurance, legal and other contractual obligations.

o At the time of its acquisition by the company, Clark sponsored a Leveraged Employee Stock Ownership Plan (LESOP) for eligible employees. In connection with the acquisition, the company purchased the LESOP's Clark shares for $176.6 million. The company determined it would continue the LESOP to fund certain employee benefit plans. At December 31, 1996, approximately 1.5 million shares of the company's common stock were unallocated and the $55.6 million paid by the LESOP for those unallocated shares was classified as a reduction of shareowners' equity pending allocation to participants. (See Note 12 to the Consolidated Financial Statements for additional information.)

  Other information concerning the company's financial resources, commitments and plans is as follows:

  The average amount of short-term borrowings outstanding, excluding current maturities of long-term debt, was $58.0 million in 1996, compared to $156.1 million in 1995. The weighted average interest rate during 1996 was 7.8%, compared to 8.3% during the previous year. The maximum amounts outstanding during 1996 and 1995, were $181.7 million and $222.0 million, respectively.

  The company had $800 million in domestic short-term credit lines at December 31, 1996, and $491.5 million of foreign credit available for working capital purposes, all of which were unused at the end of the year. These facilities exceed projected requirements for 1997 and provide direct support for commercial paper and indirect support for other financial instruments, such as letters of credit and comfort letters.

  At December 31, 1996, the debt-to-total capital ratio was 39 percent, as compared to 45 percent at the prior year end. The significant improvement in the ratio at December 31, 1996, was primarily due to the company's continuing focus on cash management and an increase in the company's equity.

  In 1996, foreign currency translation adjustments decreased shareowners' equity by $16.5 million. Translation adjustments of $6.3 million relating to the sale of foreign investments were included in income upon the sale of these businesses. The remaining change of $10.2 million was due to the strengthening of the U.S. dollar against other currencies in countries where the company has significant operations and the local currencies are the functional currencies. Currency changes in Australia, Belgium, Germany, Italy, Japan, Singapore, South Africa and the United Kingdom accounted for nearly all of the change.

  As a result of the Clark acquisition, the company is involved in certain repurchase arrangements relating to product-distribution and product-financing activities. As of December 31, 1996, repurchase arrangements relating to product financing by an independent finance company approximated $106 million. It is not practicable to determine the additional amount subject to repurchase solely under dealer distribution agreements. Upon the termination of a dealer, a newly selected dealer generally acquires the assets of the prior dealer and assumes any related financial obligation. Accordingly, the risk of loss to the company is minimal. Historically, Clark incurred only immaterial losses relating to these arrangements.

  In 1996, the company continued to sell an undivided fractional ownership interest in designated pools of accounts and notes receivable up to a maximum of $150 million. Similar agreements have been in effect since 1987. These agreements expire in one- and two-year periods based on the particular pool of receivables sold. The company intends to renew these agreements at their expiration dates with either the current institution or another financial institution using the basic terms and conditions of the existing agreements. At December 31, 1996 and 1995, $150 million of such receivables remained uncollected.

  Capital expenditures were $195 million and $212 million in 1996 and 1995, respectively. The company continues investing to improve manufacturing productivity, reduce costs and provide environmental enhancements, and advanced technologies for existing facilities. The capital expenditure program for 1997 is estimated at approximately $200 million, including amounts approved in prior periods. There are no planned projects, either individually or in the aggregate, that represent a material commitment for the company. Many of these projects are subject to review and cancellation at the option of the company without incurring substantial charges.

Environmental Matters
The company has been and continues to be dedicated to an environmental program to reduce the utilization and generation of hazardous materials during the manufacturing process and to remediate identified environmental concerns. As to the latter, the company currently is engaged in site investigations and remedial activities to address environmental cleanup from past operations at current and former manufacturing facilities, including the facilities added through the Clark acquisition.

  During 1996, the company spent approximately $8 million on capital projects for pollution abatement and control and an additional $6 million for environmental remediation expenditures at sites presently or formerly owned or leased by the company. It should be noted that these amounts are difficult to estimate because environmental improvement costs are generally a part of the overall improvement costs at a particular plant, and the accurate estimate of which portion of an improvement or a capital expenditure relates to an environmental improvement is difficult to ascertain. The company believes that these expenditure levels will continue and may increase over time. Given the evolving nature of environmental laws, regulations and technology, the ultimate cost of future compliance is uncertain.

  The company is a party to environmental lawsuits and claims, and has received notices of potential violations of environmental laws and regulations from the Environmental Protection Agency and similar state authorities. It is identified as a potentially responsible party (PRP) for cleanup costs associated with off-site waste disposal at approximately 39 federal Superfund and state remediation sites (including Clark-acquired PRP locations), excluding sites as to which the company's records disclose no involvement or as to which the company's liability has been fully determined. For all sites there are other PRPs and in most instances, the company's site involvement is minimal. In estimating its liability, the company has not assumed it will bear the entire cost of remediation of any site to the exclusion of other PRPs who may be jointly and severally liable. The ability of other PRPs to participate has been taken into account, based generally on the parties' financial condition and probable contributions on a per site basis. Additional lawsuits and claims involving environmental matters are likely to arise from time to time in the future.

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

1995 Compared to 1994

1995 went down in the company's history as a year of financial records and the year of our largest acquisition. Our financial achievements in 1995 were the result of a solid and stable domestic economy for most of our company's products, moderately growing European markets and the continuing benefits from asset-management and productivity-improvement programs, which are becoming a daily thought process for more and more of our employees.

  Sales for 1995 exceeded $5.7 billion, which generated $497 million of operating income and $270 million of net earnings
($2.55 per share). These results included our successful acquisition of Clark, effective June 1, 1995. Our 1995 results, before considering the positive benefits from the Clark acquisition, would have also established company records.

  The Clark acquisition (which is described in Note 2 to the Consolidated Financial Statements) added more than $1 billion of
sales on an annualized basis to the company's results.   Products
included Melroe's Bobcat skid-steer loaders and compact excavators, Clark-Hurth axles and transmissions (sold February 1997), Blaw-Knox pavers and Club Car golf cars and utility vehicles.

  The company's economic outlook for 1996 was fairly consistent with 1995 and called for a steady improvement in operating results based on continued stability in our domestic markets and continued strength in our international markets. These expectations were bolstered by aggressive asset-management and productivity-improvement programs, as well as the company's focus on total quality management and reengineering efforts to accelerate our efficiency gains.

  A comparison of key financial data between 1995 and 1994 follows:

o Net sales in 1995 established a record at $5.7 billion, reflecting a 27-percent improvement over 1994's total of $4.5 billion. Sales for 1995, excluding Clark, exceeded last year's total by approximately ten percent, and also established a new record.

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

o Operating income for 1995 totalled $497.0 million, a 32-percent increase over 1994's operating income of $377.0 million.
  Operating income in 1995, without Clark-related activities, totalled $435.1 million, reflecting a 15-percent increase over 1994's level.

o Interest expense for 1995 totalled $86.6 million, which was almost double 1994's level. Interest costs associated with Clark's existing debt and its acquisition totalled $47.7 million. The company's interest expense, without Clark, would have been $38.9 million, an 11.2-percent reduction from the company's 1994 interest expense total of $43.8 million. This was the result of lower interest rates and the company's aggressive asset-management program.

o Other income (expense), net, is essentially the sum of three activities: (i) foreign exchange, (ii) equity interests in partially-owned equity companies, and (iii) other miscellaneous income and expense items. In 1995, this category netted to an income balance of $9.4 million, a favorable change of $24.1 million over 1994's net expense of $14.7 million. A review of the components of this category shows that:

     o foreign exchange activity for 1995 totalled $6.2 million of losses, as compared to the $6.1 million of losses in 1994;

     o earnings from equity interests in partially-owned equity companies were approximately $12.5 million higher than 1994's level, which included a loss on the sale of a partially-owned company; and

     o other net miscellaneous expense items were approximately one-half the 1994 level, principally due to higher gains on the sale of fixed assets, higher royalty earnings and a favorable benefit from the activities of the Clark units.

o Dresser-Rand Company is a partnership between the company and Dresser. The company's pretax profits from its interest in Dresser-Rand for 1995 totalled $22.0 million, as compared to $24.6 million in 1994. The reduction is primarily attributed to lower sales volumes in 1995, when compared to 1994. However, Dresser-Rand began 1996 with a backlog in excess of $950 million.

o Ingersoll-Dresser Pump Company is another partnership between the company and Dresser in which the company owns the majority interest. In 1995, the minority interest charge was $12.7 million, as compared to the 1994 charge of $13.2 million. This charge reflects the portion of IDP's earnings that was allocable to our joint-venture partner and indicates that IDP's earnings in 1995 were lower than in 1994.

o The company's effective tax rate for 1995 was 37.0 percent, which represents a slight increase over the 36.0 percent reported for 1994. The variance from the 35.0 percent statutory rate was due primarily to the higher tax rates associated with foreign earnings, the effect of state and local taxes, and the nondeductibility of the goodwill associated with the Clark acquisition.

  At December 31, 1995, employment totalled 41,133. This represents a net increase of 5,201 employees over 1994's level of 35,932. The Clark acquisition added 5,304 new employees, while employment levels in the company's traditional businesses declined by 103 people during 1995.

  The following highlights the financial results and financial condition of the company's operations, with the impact of currency variations where appropriate:

o Cash and cash equivalents totalled $137.3 million at December 31, 1995, a $69.7-million decrease from the December 31, 1994, balance of $207.0 million. In evaluating the net change in cash and cash equivalents, cash flows from operating, investing and financing activities, and the effect of exchange rate changes, should be considered. Cash flows from operating activities totalled $403.6 million, investing activities used $1,307.9 million and financing activities generated funds of $830.2 million. Exchange rate changes during 1995 increased cash and cash equivalents by approximately $4.4 million.

o Marketable securities totalled $9.3 million at the end of 1995, $5.1 million more than the balance at December 31, 1994. The increase was due to the investment of excess cash in various securities by foreign subsidiaries at favorable interest rates. Foreign marketable securities decreased slightly during the year due to foreign exchange rate fluctuations.

o Receivables totalled $1,109.9 million at December 31, 1995, compared to $949.4 million at December 31, 1994, for a net increase of $160.5 million. Currency translation increased the receivable balance during the year by $16.0 million, while acquisitions added approximately $193 million during 1995. However, the company's focus on decreasing its receivable base through its asset-management program produced a $50.9-million reduction in receivables during the year, in spite of the heavy sales volume in the fourth quarter of 1995. The average days outstanding in receivables decreased to 63.1 days from 1994's level of 64.6 days, as benefits from the company's asset-management program were beginning to be realized.

o Inventories amounted to $912.6 million at December 31, 1995, an increase of $233.3 million over the December 31, 1994, level of $679.3 million. Currency movements accounted for a $10.6 million increase in inventory for the year, while acquisitions (net of a contribution to a joint venture) accounted for an additional $207.5 million increase in inventory. The remaining increase of $15.2 million reflects a year-end inventory build to fulfill new orders during the first few months of the year based on the company's sales growth and backlog. However, the company's emphasis on inventory control was reflected in the reduction of the average months' supply of inventory, which was
  3.3 months at December 31, 1995, compared to 3.7 months at December 31, 1994.

o Prepaid expenses totalled $58.0 million at the end of 1995, $14.2 million higher than the balance at December 31, 1994. Foreign exchange activity had a minimal effect on the balance in this account, while acquisition activity accounted for an additional $8.3 million of the increase. The remaining net increase for the year was due to a general increase in the company's prepaid expenses.

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

o The investment in Dresser-Rand Company totalled $93.9 million at December 31, 1995. This represented a net increase of approximately $3.2 million from 1994's balance of $90.7 million. The components of the change for 1995 consisted of income for the current year of $22.0 million and an $18.8-million change in the advance account between the entities.

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

o Net property, plant and equipment increased by $319.1 million in 1995 to a year-end balance of $1,278.4 million. Fixed assets from acquisitions during 1995 added $292.0 million. Capital expenditures in 1995 totalled $211.7 million, a 33-percent increase over 1994's level. Foreign exchange fluctuations increased the net fixed asset values in U.S. dollars by approximately $12 million. The remaining net decrease was the result of depreciation, sales and retirements, and a contribution of assets to a joint-venture company.

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

o Other assets totalled $233.7 million at December 31, 1995, an increase of $62.5 million from the December 31, 1994, balance of $171.2 million. The change in the account balance was primarily due to an increase in prepaid pensions and other noncurrent assets of approximately $19 million, with acquisition activity accounting for the balance of the increase. Foreign exchange activity in 1995 had a minimal effect on the account balance during the year.

o Accounts payable and accruals totalled $1,129.8 million at December 31, 1995, an increase of $246.0 million from December 31, 1994's balance of $883.8 million. Acquisition activity during 1995 accounted for $258.9 million of the increase and foreign exchange activity during the year added an additional $17.9 million. The company's aggressive cash-management program accounted for the balance of the reduction.

o Loans payable were $155.4 million at the end of 1995 and reflect a $38.2 million increase over the $117.2 million at December 31, 1994. Current maturities of long-term debt, included in loans payable, were $102.9 million and $4.2 million at December 31, 1995 and 1994, respectively. The company's aggressive cash-management program accounted for an $81.5-million reduction in short-term debt for 1995, while acquisition activity and foreign currency fluctuations increased short-term debt during 1995 by $15.0 million and $5.9 million, respectively. The change in current maturities of long-term debt included movement to current maturities of $103.5 million, payments of $17.9 million, acquired debt of $12.8 million and foreign exchange activity.

o Long-term debt, excluding current maturities, totalled $1,304.4 million at December 31, 1995, an increase of $988.5 million over the December 31, 1994, balance of $315.9 million. The acquisition of Clark resulted in $900 million of long-term debt relating to the purchase of Clark. The consolidation of Clark added another $195.4 million of debt to the company's balance sheet. Foreign currency fluctuations increased this liability by an additional $0.9 million. Reductions of $109.4 million in long-term debt were caused by the reclassification of $103.5 million of current maturities to loans payable and the early payment of an additional $5.9 million of debt during the year.

o Postemployment liabilities at December 31, 1995, totalled $832.1 million, an increase of $313.8 million over the December 31, 1994, balance. Postemployment liabilities include medical and life insurance postretirement benefits, long-term pension and other noncurrent postemployment accruals. The increase in the liability during 1995 was almost exclusively related to the Clark acquisition. Postemployment liabilities represent the company's noncurrent liabilities in accordance with SFAS Nos. 87, 106 and 112. (See Notes 16 and 17 to the Consolidated Financial Statements for additional information.)

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

o Other liabilities (noncurrent) at December 31, 1995, totalled $131.3 million, which were $94.0 million higher than the balance at December 31, 1994. The net increase for 1995 was almost exclusively related to the Clark acquisition. These obligations were not expected to be paid out in the company's next business cycle. These accruals generally covered environmental obligations, legal and other contractual obligations.

o At December 31, 1995, approximately 1.9 million shares of the company's common stock were unallocated and the $70.2 million paid by the LESOP for those unallocated shares was classified as a reduction of shareowners' equity pending allocation to participants. (See Note 12 to the Consolidated Financial
  Statements for additional information.)

  Other information concerning the company's financial resources, commitments and plans is as follows:

  The average amount of short-term borrowings outstanding, excluding current maturities of long-term debt, was $156.1 million in 1995, compared to $141.9 million in 1994. The weighted average interest rate during 1995 was 8.3%, compared to 6.8% during 1994. The maximum amounts outstanding during 1995 and 1994 were $222.0 million and $181.6 million, respectively. The increase in the 1995 average amount of short-term borrowings outstanding was attributable to short-term financings related to the Clark acquisition.

  The company had $800 million in domestic short-term credit lines at December 31, 1995, and $676 million of foreign credit available for working capital purposes, all of which were unused at the end of the year. These facilities provide direct support for commercial paper and indirect support for other financial instruments, such as letters of credit and comfort letters.

  At December 31, 1995, the debt-to-total capital ratio was 45 percent, as compared to 22 percent at December 31, 1994. The significant change in the ratio at December 31, 1995, was primarily due to the acquisition of Clark, which initially added approximately $1.5 billion of debt to the company's balance sheet, generating an initial debt-to-total capital ratio of 55 percent. Since the acquisition, the company's continuing programs of inventory reductions and spending controls to generate cash were used to reduce the company's overall debt obligations and lower the debt-to-total capital ratio to the 45-percent relationship at December 31, 1995.

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

  As a result of the Clark acquisition, the company is involved in certain repurchase arrangements relating to product-distribution and product-financing activities. As of December 31, 1995, repurchase arrangements relating to product financing by an independent finance company approximated $102 million. It is not practicable to determine the additional amount subject to repurchase solely under dealer-distribution agreements. Under the repurchase arrangements relating to product-distribution and product-financing activities when dealer terminations do occur, a newly selected dealer generally acquires the assets of the prior dealer and assumes any related financial obligation. Accordingly, the risk of loss to the company is minimal. Historically, Clark incurred only immaterial losses relating to these arrangements.

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

REVIEW OF BUSINESS SEGMENTS

Standard Machinery
Standard Machinery Segment sales were $2.9 billion, an increase of
28.3 percent over the $2.3 billion reported for 1995. Operating income for 1996 totalled $295.5 million, representing an increase of 32.7 percent over last year's total of $222.6 million. Effective June 1, 1995, this segment now includes all of the operations of Clark, except for Clark-Hurth. Excluding the sales from the Clark operations, 1996 sales were $1.8 billion, or $84.5 million higher than 1995's level. Operating income, excluding the Clark operations, was $137.6 million (or 12.4 percent below 1995's results). This amount included $28 million of charges associated with the European realignment and exit or abandonment of selected European product lines.

  The Construction and Mining Group's sales for 1996, excluding the Blaw-Knox unit acquired from Clark, were up slightly over last year's level due to stronger domestic markets. The group's operating income and operating income margins were down from 1995's levels because the majority of the realignment and product exit costs for 1996 applied to this group. Sales for the Air Compressor Group were approximately seven percent higher than 1995's level based on continued strong demand for its products, domestically and internationally. The group reported improvement in operating income for the year. The operations of the Clark units, which are Melroe Company, Club Car, and Blaw-Knox, generated over $1.1 billion in sales and produced over $150 million of operating income for the first full year of operation under the company's ownership.

Engineered Equipment
Engineered Equipment Segment sales for 1996 totalled $1.3 billion, or 7.5 percent above 1995's level. Operating income was $108.5 million, which was more than double the 1995 total of $49.5 million. Operating income included noncomparable gains of approximately $55 million from the sales of the Process Systems Group during 1996. This segment includes the results of Clark-Hurth Group (sold February 1997).In addition, it includes the pre-sale activities of the Pulp Machinery Division (sold during the first quarter of 1996) and the Process Systems units (sold effective September 30, 1996). These divisions were collectively known as the Process Systems Group. Clark-Hurth's sales for 1996 approximated $350 million, which generated a modest amount of operating income. Clark-Hurth's results for the year were adversely affected by the depressed German economy and the company's decision to sell this unit.

  IDP's sales for 1996 reflected an eight-percent improvement over the prior year's level. However, operating income, even after considering the closing costs for a steel foundry, was up significantly over 1995's results.

Bearings, Locks and Tools
In 1996, the Bearings, Locks and Tools Segment reported sales of
$2.5 billion, a 10.7-percent increase over the prior year.
Operating income totalled $323.3 million, an increase of more than $54 million over the $269.1 million reported for 1995.

  Bearings and Components Group sales for 1996 exceeded the prior year's level by more than five percent. A strong domestic automotive industry and continued benefits from cost-containment programs generated improved operating income and operating income margins for this group in 1996.

  Architectural Hardware Group sales were significantly higher than 1995's level with approximately two-thirds of the increase attributed to the January 31, 1996, acquisition of Steelcraft. The group's operating income for the year was above 1995's level by approximately 30 percent, with one-third of the increase attributed to Steelcraft.

  The Production Equipment Group sales in 1996 reflected a five-percent improvement over the amount reported for the prior year. However, operating income improved over 25 percent above 1995's level due to a stronger domestic economy, improved markets in the European-served area and the benefits derived from cost-containment and productivity-improvement programs.

Consolidated Statement of Income
In millions except per share amounts
For the years ended December 31     1996         1995         1994
Net sales                       $6,702.9     $5,729.0     $4,507.5
Cost of goods sold               5,029.9      4,310.2      3,377.1
Administrative, selling and
  service engineering
  expenses                         989.5        921.8        753.4
Operating income                   683.5        497.0        377.0
Interest expense                  (119.9)       (86.6)       (43.8)
Other income (expense), net         (1.0)         9.4        (14.7)
Dresser-Rand income                 23.0         22.0         24.6
Ingersoll-Dresser Pump
  minority interest                (17.3)       (12.7)       (13.2)
Earnings before income taxes       568.3        429.1        329.9
Provision for income taxes         210.3        158.8        118.8
Net earnings                    $  358.0     $  270.3     $  211.1
Net earnings per share             $3.33        $2.55        $2.00
See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheet
In millions except share amounts
December 31                                     1996         1995
Assets
Current assets:
Cash and cash equivalents                   $  184.1     $  137.3
Marketable securities                            8.0          9.3
Accounts and notes receivable, less
  allowance for doubtful accounts of
  $34.3 in 1996 and $38.3 in 1995            1,066.2      1,109.9
Inventories                                    775.1        912.6
Prepaid expenses                                74.1         58.0
Assets held for sale                           265.7           --
Deferred income taxes                          162.4        118.5
                                             2,535.6      2,345.6
Investments and advances:
Dresser-Rand Company                           152.6         93.9
Partially-owned equity companies               223.6        223.3
                                               376.2        317.2
Property, plant and equipment, at cost:
Land and buildings                             637.9        682.9
Machinery and equipment                      1,465.8      1,522.3
                                             2,103.7      2,205.2
Less-accumulated depreciation                  958.3        926.8
                                             1,145.4      1,278.4
Intangible assets, net                       1,178.0      1,253.6
Deferred income taxes                          162.6        134.8
Other assets                                   223.8        233.7
                                            $5,621.6     $5,563.3

In millions except share amounts
December 31                                     1996         1995
Liabilities and Equity
Current liabilities:
Accounts payable and accruals               $1,095.4     $1,129.8
Loans payable                                  162.3        155.4
Customers' advance payments                     19.1         17.7
Income taxes                                    13.4         26.3
                                             1,290.2      1,329.2
Long-term debt                               1,163.8      1,304.4
Postemployment liabilities                     814.7        832.1
Ingersoll-Dresser Pump Company
  minority interest                            113.4        170.8
Other liabilities                              148.7        131.3
Shareowners' equity:
Common stock, $2 par value, authorized
  400,000,000 shares; issued:
  1996-110,276,506; 1995-109,704,883           220.6        219.4
Capital in excess of par value                 143.5        121.6
Earnings retained for use in the business    1,869.6      1,595.5
                                             2,233.7      1,936.5
Less: Unallocated LESOP shares, at cost         55.6         70.2
      Treasury stock, at cost                   11.5         11.5
      Foreign currency equity adjustment        75.8         59.3
Shareowners' equity                          2,090.8      1,795.5
                                            $5,621.6     $5,563.3
See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Shareowners' Equity

In millions except share amount
December 31                                  1996         1995        1994

Common stock, $2 par value:
  Balance at beginning of year           $  219.4     $  218.3    $  217.9
  Exercise of stock options                   1.1          1.0          .2
  Issuance of shares under
    stock plans                                .1           .1          .2
  Balance at end of year                    220.6        219.4       218.3
Capital in excess of par value:
  Balance at beginning of year              121.6         42.4        34.9
  Exercise of stock options
    including tax benefits                   17.5         14.6         3.3
  Issuance of shares under
    stock plans                               1.8          2.0         4.2
  Sale of treasury shares to LESOP             --         62.7          --
  Allocation of LESOP shares to
    employees                                 2.6          (.1)         --
  Balance at end of year                    143.5        121.6        42.4
Earnings retained for use
  in the business:
  Balance at beginning of year            1,595.5      1,403.7     1,268.5
  Net earnings                              358.0        270.3       211.1
  Cash dividends                            (83.9)       (78.5)      (75.9)
  Balance at end of year                  1,869.6      1,595.5     1,403.7
Unallocated leveraged employee
  stock ownership plan:
  Balance at beginning of year              (70.2)          --          --
  Purchase of treasury shares                  --        (73.1)         --
  Allocation of shares to employees          14.6          2.9          --
  Balance at end of year                    (55.6)       (70.2)         --
Treasury stock-at cost:
  Common stock, $2 par value:
  Balance at beginning of year              (11.5)       (53.1)      (53.1)
  Sale of treasury shares to LESOP             --         41.6          --
  Balance at end of year                    (11.5)       (11.5)      (53.1)
Foreign currency
  equity adjustment:
  Balance at beginning of year              (59.3)       (80.0)     (118.4)
  Adjustments due to:
    Translation changes                     (10.2)        20.7        38.4
    Dispositions                             (6.3)          --          --
  Balance at end of year                    (75.8)       (59.3)      (80.0)

In millions except share amount
December 31                                  1996         1995        1994

Total shareowners' equity                $2,090.8     $1,795.5    $1,531.3
Shares of Capital Stock
Common stock, $2 par value:
  Balance at beginning of year        109,704,883  109,168,872 108,939,462
  Exercise of stock options               519,550      474,250     112,850
  Issuance of shares under
    stock plans                            52,073       61,761     116,560
  Balance at end of year              110,276,506  109,704,883 109,168,872
Unallocated leveraged employee
  stock ownership plan:
  Common stock, $2 par value:
  Balance at beginning of year          1,937,198           --          --
  Purchase of treasury shares                  --    2,878,008          --
  LESOP shares allocated to
    employees                            (403,194)    (940,810)         --
  Balance at end of year                1,534,004    1,937,198          --
Treasury stock:
  Common stock, $2 par value:
  Balance at beginning of year            794,724    3,672,732   3,672,732
  Sale of shares to LESOP                      --   (2,878,008)         --
  Balance at end of year                  794,724      794,724   3,672,732

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows
In millions
For the years ended December 31              1996         1995       1994
Cash flows from operating activities:
 Net earnings                           $   358.0    $   270.3    $ 211.1
 Adjustments to arrive at net cash
   provided by operating activities:
   Depreciation and amortization            202.6        179.4      132.5
   (Gain)/loss on sale of businesses        (58.0)         7.1         --
   Gain on sale of property, plant
     and equipment                          (10.3)        (3.6)       (.1)
   Minority interests                        20.4         14.0       13.8
   Equity earnings/losses,
     net of dividends                       (35.6)       (41.5)     (36.4)
   Deferred income taxes                     (4.5)        15.1       14.2
   Other noncash items                       12.3          1.4      (10.5)
   Restructure of operations                 42.4           --         --
 Changes in assets and liabilities
   (Increase) decrease in:
     Accounts and notes receivable           (1.0)        50.9     (111.8)
     Inventories                             (5.3)       (15.2)      81.6
     Other current and noncurrent
       assets                               (36.8)       (33.1)     (14.6)
   (Decrease) increase in:
     Accounts payable and accruals          (17.8)       (37.9)      41.5
     Other current and noncurrent
        liabilities                         (80.7)        (3.3)     (19.5)
   Net cash provided by operating
      activities                            385.7        403.6      301.8

Cash flows from investing activities:
 Capital expenditures                      (195.0)      (211.7)    (158.6)
 Proceeds from sales of property,
   plant and equipment                       33.3         26.5        7.3
 Proceeds from business dispositions        183.8           --        2.2
 Acquisitions, net of cash*                (133.5)    (1,136.5)     (37.8)
 (Increase) decrease in marketable
   securities                                (3.6)        (4.6)       2.8
 Cash (invested in) or advances (to)
    from equity companies                   (34.9)        18.4       42.4
    Net cash used in investing
      activities                           (149.9)    (1,307.9)    (141.7)

In millions
For the years ended December 31               1996         1995       1994

Cash flows from financing activities:
 Decrease in short-term borrowings     $    (24.3)   $   (81.5)   $ (31.4)
 Debt issuance costs                           --         (6.0)        --
 Proceeds from long-term debt                  .1        901.7        2.3
  Payments of long-term debt               (104.7)       (23.7)     (85.7)
  Net change in debt                       (128.9)       790.5     (114.8)
 Proceeds from exercise of stock
   options and treasury stock sales          16.3        118.2        3.0
  Dividends paid                            (83.9)       (78.5)     (75.9)
   Net cash (used in) provided by
      financing activities                 (196.5)       830.2     (187.7)
Effect of exchange rate changes on cash
  and cash equivalents                        7.5          4.4        6.6
 Net increase (decrease) in cash
   and cash equivalents                      46.8        (69.7)     (21.0)
 Cash and cash equivalents-
    beginning of year                       137.3        207.0      228.0
Cash and cash equivalents-end of year   $   184.1    $   137.3    $ 207.0

*Acquisitions:
 Working capital, other than cash       $   (22.1)   $  (161.4)   $  15.9
 Property, plant and equipment              (33.1)      (292.0)     (39.8)
 Intangibles and other assets               (81.7)    (1,330.0)     (32.6)
 Long-term debt and other liabilities         3.4        646.9       18.7
   Net cash used to acquire businesses  $  (133.5)   $(1,136.5)   $ (37.8)

Cash paid during the year for:
 Interest, net of amounts capitalized   $   120.2    $    72.1    $  47.3
  Income taxes                              262.3        120.1      119.8
See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Ingersoll-Rand is a multinational manufacturer of primarily nonelectrical industrial machinery and equipment. The company's principal lines of business are air compressors, architectural hardware products, automotive parts and components, construction equipment, golf cars and utility vehicles, pumps and tools. The company's broad product line has applications in numerous industries including automotive, construction, mining, utilities, housing, recreational, as well as the general industrial market. A summary of significant accounting policies used in the preparation of the accompanying financial statements follows:

Principles of Consolidation: The consolidated financial statements include the accounts of all wholly-owned and majority-owned subsidiaries. Intercompany transactions and balances have been eliminated. Partially-owned equity companies are accounted for under the equity method. In conformity with generally accepted accounting principles, management has used estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash Equivalents: The company considers all highly liquid investments, consisting primarily of time deposits and commercial paper with maturities of three months or less when purchased, to be cash equivalents. Cash equivalents were $20.7 million and $40.0 million at December 31, 1996 and 1995, respectively.

Inventories: Inventories are generally stated at cost, which is not in excess of market. Domestic manufactured inventories of standard products are valued on the last-in, first-out (LIFO) method and all other inventories are valued using the first-in, first-out (FIFO) method.

Property and Depreciation: The company principally uses accelerated depreciation methods for assets placed in service prior to December 31, 1994, and the straight-line method for assets acquired subsequent to that date.

Intangible Assets: Intangible assets primarily represent the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Such excess costs are being amortized on a straight-line basis over various periods not exceeding 40 years. Goodwill at December 31, 1996 and 1995, was $1.1 billion and $1.2 billion, respectively. The carrying value of goodwill is evaluated periodically in relation to the operating performance and future undiscounted net cash flows of the related business. Intangible assets also represent costs allocated to patents, tradenames and other specifically identifiable assets arising from business acquisitions. These assets are amortized on a straight-line basis over their estimated useful lives. Accumulated amortization at December 31, 1996 and 1995, was $82.3 million and $47.0 million, respectively. Amortization of intangible assets was $38.0 million, $25.3 million and $6.8 million in 1996, 1995 and 1994, respectively.

Income Taxes: Deferred taxes are provided on temporary differences between assets and liabilities for financial reporting and tax purposes as measured by enacted tax rates expected to apply when temporary differences are settled or realized.

Environmental Costs: Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Costs to prepare environmental site evaluations and feasibility studies are accrued when the company commits to perform them. Liabilities for remediation costs are recorded when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or the company's commitment to a plan of action. The assessment of this liability is calculated based on existing technology, does not reflect any offset for possible recoveries from insurance companies and is not discounted. There were no material changes in the liability for all periods presented.

Revenue Recognition: Sales of products are recorded for financial reporting purposes generally when the products are shipped.

Research, Engineering and Development Costs: Research and development expenditures, including engineering costs, are expensed when incurred and amounted to $209.3 million in 1996, $190.4 million in 1995 and $154.6 million in 1994.

Foreign Currency: Assets and liabilities of foreign entities, where the local currency is the functional currency, have been translated at year-end exchange rates, and income and expenses have been translated using weighted average-for-the-year exchange rates. Adjustments resulting from translation have been recorded in shareowners' equity and are included in net earnings only upon sale or liquidation of the underlying foreign investment.
  For foreign entities where the U.S. dollar is the functional currency, including those operating in highly inflationary economies, inventory and property balances and related income statement accounts have been translated using historical exchange rates, and resulting gains and losses have been credited or charged to net earnings.
  Foreign currency transactions and translations recorded in the income statement decreased net earnings by $3.5 million, $3.9 million and $5.1 million in 1996, 1995 and 1994, respectively. Shareowners' equity was decreased in 1996 by $16.5 million, increased in 1995 and 1994 by $20.7 million and $38.4 million, respectively, due to foreign currency equity adjustments related to translation and dispositions.
  The company hedges certain foreign currency transactions and firm foreign currency commitments by entering into forward exchange contracts (forward contracts). Gains and losses associated with currency rate changes on forward contracts hedging foreign currency transactions are recorded currently in income. Gains and losses on forward contracts hedging firm foreign currency commitments are deferred off-balance sheet and included as a component of the related transaction, when recorded; however, a loss is not deferred if deferral would lead to the recognition of a loss in future periods.
  Cash flows resulting from forward contracts accounted for as hedges of identifiable transactions or events are classified in the same category as the cash flows from the items being hedged.

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


New Accounting Standards: In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which became effective on January 1, 1996. The adoption of SFAS No. 121 did not have a material impact on the company's consolidated financial statements. Also in 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which requires companies to measure employee stock compensation plans based on the fair value method of accounting or to continue to apply APB No. 25, "Accounting for Stock Issued to Employees," and provide pro forma footnote disclosures under the fair value method in SFAS No. 123. The company will continue to apply the principles of APB No. 25 and has provided pro forma fair value disclosures in Note 13. In June 1996, the FASB issued Statement No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Adoption of this statement as of January 1, 1997, will have no material impact on the financial statements.


NOTE 2 - ACQUISITIONS OF BUSINESSES: On January 31, 1996, the company acquired for $95.4 million in cash and the assumption of certain liabilities, the Steelcraft Division of MascoTech, Inc. Steelcraft manufactures a wide range of cold-rolled and galvanized steel doors for use primarily in nonresidential construction. On August 27, 1996, the company acquired for $34.3 million in cash and the assumption of certain liabilities, substantially all of the assets of Zimmerman International Corp. (Zimmerman). Zimmerman manufactures equipment and systems that assist in handling or lifting tools, components and materials for a variety of industrial operations.

  In May 1995, the company acquired Clark Equipment Company for approximately $1.5 billion. Clark's business was the design, manufacture and sale of compact construction machinery, asphalt paving equipment, axles and transmissions for off-highway equipment, and golf cars and utility vehicles. Included among the assets acquired by the company (indirectly through the acquisition of the shares of Clark) were the Melroe Company, Blaw-Knox Construction Equipment Company, Clark-Hurth Components and Club Car, Inc.
  The results of Clark's operations have been included in the consolidated financial statements from the acquisition date. The following unaudited pro forma consolidated results of operations for the year ended December 31, 1995, reflect the acquisition as though it occurred at the beginning of the period after adjustments for the impact of interest on acquisition debt, depreciation and amortization of assets, including goodwill, to reflect the purchase price allocation, and the elimination of Clark's income from discontinued operations related to its disposition of its investments in VME Group N.V. and Clark Automotive Products Corporation (in millions except per share amounts):

For the year ended December 31, 1995                 (Unaudited)
  Sales                                                $6,346.1
  Net earnings                                            283.5
  Earnings per share                                      $2.67

  It should be noted that the company's actual results for 1995 (and the above pro forma amounts) were adversely affected by the loss on the sale of the company's domestic paving business, which was a preacquisition requirement to the Clark purchase. The above pro forma results are not necessarily indicative of what the actual results would have been had the acquisition occurred at the beginning of the period. Further, the pro forma results are not intended to be a projection of future results of the combined companies.

  During 1994, the company made several acquisitions. In April 1994, the company acquired full ownership of the ball bearing joint venture with GMN Georg Mueller of America, Inc. for $4.9 million in cash. The company previously owned 50 percent of the joint venture. The company acquired Montabert S.A., a French manufacturer of hydraulic rock-breaking and drilling equipment on June 30, 1994, for approximately $18.4 million, plus assumption of liabilities. In August 1994, the company acquired the Ecoair air compressor product line from MAN Gutehoffnungshutte AG (MAN
GHH) for $10.6 million in cash.  The company also entered into a

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


NOTE 3 - DISPOSITIONS AND RESTRUCTURE OF OPERATIONS: In December 1996, the company announced that it would sell its Clark-Hurth Group to Dana Corporation. The sale price approximates the net book value of the assets. At December 31, 1996, the net assets subject to sale totalled $265.7 million and have been classified as current assets on the Consolidated Balance Sheet. Clark-Hurth Components has been reported as part of the Engineered Equipment Segment.
  In August 1996, the company agreed to sell the remaining assets of the Process Systems Group to Gencor Industries, Inc., subject to certain closing conditions. The sale was completed during the fourth quarter of 1996 at a price of approximately $58 million in cash for a pretax gain of approximately $10 million. The Process Systems Group has been reported as part of the Engineered Equipment Segment.
  On March 26, 1996, the company sold the assets of the Pulp Machinery Division (the largest unit in the Process Systems Group) for approximately $122.3 million to Beloit Corporation, a subsidiary of Harnischfeger Industries, Inc., for a pretax gain of $45 million. In addition, in March 1996, the company sold an investment for a gain of $4.8 million.
  In the first and fourth quarters of 1996, the company accrued for the realignment of its foreign operations, principally in Europe. These accruals were primarily for severance payments and pension benefits associated with work force reductions. Also in the first quarter, accruals were established for the exit or abandonment of selected European product lines and the closing of a steel foundry. These accruals totalled $42.4 million and were charged to operating income.

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


NOTE 4 - INVENTORIES: At December 31, inventories were as follows:

In millions                                  1996           1995
Raw materials and supplies                 $156.2       $  211.8
Work-in-process                             238.7          326.1
Finished goods                              538.1          538.5
                                            933.0        1,076.4
Less-LIFO reserve                           157.9          163.8
Total                                      $775.1       $  912.6

  Work-in-process inventories are stated after deducting customer progress payments of $24.9 million in 1996 and $38.8 million in 1995. At December 31, 1996 and 1995, LIFO inventories comprised approximately 43 percent and 41 percent, respectively, of consolidated inventories.
  During the periods presented, certain inventory quantities were reduced, resulting in partial liquidations of LIFO layers. This decreased cost of goods sold by $4.8 million in 1996, $3.4 million in 1995 and $11.6 million in 1994. These liquidations increased net earnings in 1996, 1995 and 1994 by approximately $2.9 million ($0.03 per share), $2.1 million ($0.02 per share) and $7.1 million ($0.07 per share), respectively.


NOTE 5 - INVESTMENTS IN PARTIALLY-OWNED EQUITY COMPANIES: The company has numerous investments, ranging from 20 percent to 50 percent, in companies that operate in similar lines of business.
  The company's investments in and amounts due from partially-owned equity companies amounted to $205.3 million and $18.3 million, respectively, at December 31, 1996, and $202.9 million and $20.4 million, respectively, at December 31, 1995.

  The company's equity in the net earnings of its partially-owned equity companies was $19.4 million, $26.2 million and $15.6 million in 1996, 1995 and 1994, respectively.
  The company received dividends based on its equity interests in these companies of $6.8 million, $6.7 million and $3.8 million in 1996, 1995 and 1994, respectively.
  Summarized financial information for these partially-owned equity companies at December 31, and for the years presented was:

In millions                                  1996           1995
Current assets                           $ 463.9          $467.6
Property, plant and
  equipment, net                           279.4           284.9
Other assets                                29.7            30.2
Total assets                             $ 773.0          $782.7
Current liabilities                      $ 243.7          $272.0
Long-term debt                              78.2            56.5
Other liabilities                           37.0            47.4
Total shareowners' equity                  414.1           406.8
Total liabilities
  and equity                             $ 773.0          $782.7

In millions                   1996           1995           1994
Net sales                  $ 890.5        $ 872.5         $701.0
Gross profit                 165.0          180.2          142.0
Net earnings                  42.6           55.8           33.7


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

  Summarized financial information for Dresser-Rand at December
31, and for the years presented was:

In millions                                  1996           1995
Current assets                           $  496.5       $  457.2
Property, plant and
  equipment, net                            262.5          239.3
Other assets                                 49.8           27.2
Total assets                                808.8          723.7
Deduct:
Current liabilities                         306.4          341.4
Other liabilities                           204.4          200.8
                                            510.8          542.2
Net partners' equity
  and advances                           $  298.0       $  181.5

In millions                    1996          1995           1994
Net sales                  $1,179.9      $1,081.4       $1,219.4
Gross profit                  226.7         212.5          203.1
Net earnings                   46.9          44.9           50.2

  The company's investment in Dresser-Rand was $149.4 million and $182.8 million at December 31, 1996 and 1995, respectively. Dresser-Rand owed the company $3.2 million at December 31, 1996, and the company owed Dresser-Rand $88.9 million at December 31, 1995. During 1996, Dresser-Rand approved and distributed $115.7 million of capital to its partners of which $56.7 million was distributed to the company.


NOTE 7 - ACCOUNTS PAYABLE AND ACCRUALS: Accounts payable and accruals at December 31, were:

In millions                                  1996           1995
Accounts payable                         $  295.8       $  337.5
Accrued:
  Payrolls and benefits                     184.0          177.4
  Taxes                                      40.4           59.5
  Insurance and claims                      104.1          110.9
  Postemployment benefits                    99.4           98.5
  Warranties                                 45.0           52.3
  Interest                                   33.6           33.6
Other accruals                              293.1          260.1
                                         $1,095.4       $1,129.8

NOTE 8 - LONG-TERM DEBT AND CREDIT FACILITIES:
At December 31, long-term debt consisted of:

In millions                                  1996           1995
6 7/8% Notes Due 2003                   $  100.0        $  100.0
9% Debentures Due 2021                     125.0           125.0
7.20% Debentures Due 2025                  150.0           150.0
6.48% Redeemable Debentures Due 2025       150.0           150.0
Medium Term Notes Due 1998-2004, at
  an average rate of 6.63%                 467.5           600.0
9.75% Clark Debentures Due 2001            100.0           100.0
Clark Medium Term Notes Due 1998-2023,
  at an average rate of 7.89%               60.2            60.2
Other domestic and foreign
  loans and notes, at end-
  of-year average interest
  rates of 5.53% in 1996
  and 6.53% in 1995, maturing
  in various amounts to 2025                11.1            19.2
                                        $1,163.8        $1,304.4

  Debt retirements for the next five years are as follows:
$133.2 million in 1997, $144.8 million in 1998, $100.9 million in
1999, $101.3 million in 2000 and $101.2 million in 2001.
  In June 1995, the company issued $150.0 million of debentures at 7.20% per annum, which are not redeemable prior to maturity in 2025, but require annual installments of $7.5 million into a sinking fund beginning June 1, 2006, and $150.0 million of debentures at 6.48% per annum due in 2025, which may be repaid at the option of the holder on June 1, 2005. During July and August 1995, the company issued medium-term notes totalling $600.0 million at an average rate of 6.57% with maturities ranging from 1997 to 2004. The proceeds from these financings were used to refinance short-term borrowings related to the acquisition of Clark.
  At December 31, 1996, the company had two five-year committed revolving credit lines totalling $800.2 million, both of which were unused. These lines provide support for commercial paper and indirectly provide support for other financial instruments, such as letters of credit and comfort letters, as required in the normal course of business. The company compensates banks for these lines with fees equal to .08% per annum. Available foreign lines of credit were $539.7 million, of which $491.5 million were unused at December 31, 1996. No major cash balances were subject to withdrawal restrictions. At December 31, 1996, the average rate of interest for loans payable, excluding the current portion of long-term debt, was 10.7% and related primarily to foreign loans totalling $28.3 million.
  Capitalized interest on construction and other capital projects amounted to $4.6 million, $3.5 million and $3.2 million in 1996, 1995 and 1994, respectively. Interest income, included in other income (expense), net, was $10.3 million, $11.5 million and $11.5 million in 1996, 1995 and 1994, respectively.


NOTE 9 - FINANCIAL INSTRUMENTS: The company, as a large multinational company, maintains significant operations in foreign countries. As a result of these global activities, the company is exposed to changes in foreign currency exchange rates, which affect the results of operations and financial condition. The company manages exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of financial instruments. Generally, the only financial instruments the company utilizes are forward exchange contracts.
  The purpose of the company's hedging activities is to mitigate the impact of changes in foreign currency exchange rates. The company attempts to hedge transaction exposures through natural offsets. To the extent this is not practicable, major exposure areas which are considered for hedging include, foreign currency denominated receivables and payables, intercompany loans, firm committed transactions, anticipated sales and purchases, and dividends relating to foreign subsidiaries. The following table summarizes by major currency the contractual amounts of the company's forward contracts in U.S. dollars. Foreign currency amounts are translated at year-end rates at the respective reporting date. The "buy" amounts represent the U.S. equivalent of commitments to purchase foreign currencies, and the "sell" amounts represent the U.S. equivalent of commitments to sell foreign currencies. Some of the forward contracts involve the exchange of two foreign currencies according to local needs in foreign subsidiaries.

  At December 31, the contractual amounts were:

In millions                      1996                 1995
                             Buy      Sell        Buy      Sell
Australian dollars        $  9.7    $  1.8      $  -     $  1.4
Austrian schilling           4.3        -         9.6       1.6
Belgian francs               4.4        .5        3.2       8.3
Canadian dollars            15.2       5.5       10.4       6.6
Deutsche marks              10.9     131.3       10.2     135.6
Dutch guilders                -        2.1       20.2       7.8
French francs                4.8      14.1       24.1      38.5
Italian lira                31.7       4.5       41.1       6.9
Japanese yen                13.8       4.4       19.0       2.0
Pounds sterling             54.0     155.5       25.1     128.8
South African rand           1.5      14.8        3.5      12.8
Other                       10.2       5.4        6.5       6.2
  Total                   $160.5    $339.9     $172.9    $356.5

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

In millions                                  1996           1995
Long-term debt:
Carrying value                           $1,163.8       $1,304.4
Estimated fair value                      1,194.8        1,410.6

Forward contracts:
Contract (notional) amounts:
  Buy contracts                          $  160.5       $  172.9
  Sell contracts                            339.9          356.5
Fair (market) values:
  Buy contracts                             161.0          172.9
  Sell contracts                            349.5          356.8

  Fair value of long-term debt was determined by reference to the December 31, 1996 and 1995, market values of comparably rated debt instruments. Fair values of forward contracts are based on dealer quotes at the respective reporting dates.


NOTE 10 - COMMITMENTS AND CONTINGENCIES: The company is involved in various litigations, claims and administrative proceedings, including environmental matters, arising in the normal course of business. In assessing its potential environmental liability, the company bases its estimates on current technologies and does not discount its liability or assume any insurance recoveries. Amounts recorded for identified contingent liabilities are estimates, which are reviewed periodically and adjusted to reflect additional information when it becomes available.
Subject to the uncertainties inherent in estimating future costs for contingent liabilities, management believes that recovery or liability with respect to these matters would not have a material effect on the financial condition, results of operations, liquidity or cash flows of the company for any year.
  In 1996, the company continued to sell an undivided interest in designated pools of accounts and notes receivable up to a maximum of $150 million. Similar agreements have been in effect since 1987. During 1996, 1995 and 1994, such sales amounted to $593.7 million, $533.7 million and $487.8 million, respectively. At December 31, 1996 and 1995, $150 million of such sold receivables remained uncollected. The undivided interest in the designated pool of receivables was sold with limited recourse. These agreements expire in one- and two-year periods based on the particular pool of receivables sold. The company intends to renew these agreements at their expiration dates with either the current financial institution or another financial institution, using the basic terms and conditions of the existing agreements. The company has retained collection and administrative responsibilities as agent for the purchaser for receivables sold.
  Receivables, excluding the designated pool of accounts and notes receivable, sold during 1996, 1995 and 1994 with recourse, amounted to $147.4 million, $175.9 million and $64.6 million, respectively. At December 31, 1996 and 1995, $36.2 million and $35.3 million, respectively, of such receivables sold remained uncollected.
  As of December 31, 1996, the company had no significant concentrations of credit risk in trade receivables due to the large number of customers which comprised its receivables base and their dispersion across different industries and countries.
  In the normal course of business, the company has issued several direct and indirect guarantees, including performance letters of credit, totalling approximately $138.4 million at December 31, 1996. Management believes these guarantees will not adversely affect the consolidated financial statements.
  Additionally, the company has entered into certain repurchase arrangements relating to product-distribution and product-financing activities involving the company's continuing operations. As of December 31, 1996, repurchase arrangements relating to product financing by an independent finance company approximate $106 million. It is not practicable to determine the additional amount subject to repurchase solely under dealer-distribution agreements. The total exposure to loss on these repurchase arrangements is subject to a $1 million ultimate net loss provision. The company has also guaranteed the residual value of leased product in the aggregate amount of $24.9 million. Upon the termination of a dealer, a newly selected dealer generally acquires the assets of the prior dealer and assumes any related financial obligation. Accordingly, the risk of loss to the company is minimal, and historically, only immaterial losses have been incurred relating to these arrangements.
  Clark sold Clark Material Handling Company (CMHC), its forklift truck business, to Terex Corporation (Terex) in 1992. In 1996,
Terex sold CMHC to CMHC Acquisition Corp. (CMHCAC).   Terex and
CMHCAC assumed substantially all of the obligations for existing and future product liability claims involving CMHC products. In the event that Terex and CMHCAC fail to perform or are unable to discharge any of the assumed obligations, the company could be required to discharge such obligations. While the aggregate losses associated with these obligations could be significant, the company does not believe they would materially affect the financial condition, the results of operations, liquidity or cash flows of the company in any year.
  Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased. Total rental expense was $66.9 million in 1996, $64.7 million in 1995 and $56.2 million in 1994. Minimum lease payments required under noncancellable operating leases with terms in excess of one year for the next five years and thereafter, are as follows: $37.3 million in 1997, $26.8 million in 1998, $15.4 million in 1999, $8.7 million in 2000, $6.3 million in 2001 and $16.2 million thereafter.


NOTE 11 - COMMON STOCK: On December 7, 1988, the board of directors adopted a Rights Plan (Plan) and declared a dividend distribution of one right for each then outstanding share of the company's common stock. As a result of the two-for-one stock split in 1992, each current outstanding share of the company's common stock has one-half a right associated with it. In December 1994, the Plan was amended by the board of directors. Under the Plan as amended, each right entitles the holder to purchase 1/100th of a share of Series A preference stock at an exercise price of $130. The company has reserved 563,000 shares of Series A preference stock for issuance upon exercise of the rights. The rights become exercisable in accordance with the provisions of the Plan on (i) the tenth day following the acquisition by a person or group of persons of 15 percent or more of the company's common stock, (ii) the tenth day after the commencement of a tender or exchange offer for 15 percent or more of the company's common stock, or (iii) the determination by the board of directors that a person is an Adverse Person as defined in the Plan (Distribution Date). Upon either a person's becoming an Acquiring Person as defined in the Plan, or the board's determination that a person is an Adverse Person, or the occurrence of certain other events following the Distribution Date, each holder of a right shall thereafter have a right to receive the common stock of the company (or in certain circumstances, the stock of an acquiring entity) for a price of approximately half its value. The rights are not exercisable by any Acquiring Person or Adverse Person. The Plan as amended provides that the board of directors, at its option any time after any person becomes an Acquiring Person or an Adverse Person, may exchange all or part of the outstanding and exercisable rights for shares of common stock, currently at an exchange ratio of one right for two shares. The right of the holders to exercise the rights to purchase shares automatically terminates if the board orders an exchange of rights for shares. The rights may be redeemed by the company for one cent per right in accordance with the provisions of the Plan. The rights will expire on December 22, 1998, unless redeemed earlier by the company.
  Shares held in treasury at December 31, 1996, will be used for employee benefit plans and for other corporate purposes.

NOTE 12 - LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN: At the time of its acquisition by the company, Clark sponsored a Leveraged Employee Stock Ownership Plan (LESOP) for eligible employees. In connection with the acquisition, the company purchased the LESOP's shares for $176.6 million. The company determined it would continue the LESOP to fund certain employee benefit plans. Accordingly, on September 28, 1995, the company sold 2,878,008 shares of its common stock held in treasury to the LESOP, for a price of $36.25 per share (the closing price of the common stock on September 27, 1995, on the New York Stock Exchange) or an aggregate of $104.3 million. At December 31, 1996, approximately
1.5 million of these shares remain unallocated and the $55.6 million paid by the LESOP for those unallocated shares is classified as a reduction of shareowners' equity pending allocation to participants. At December 31, 1996, the LESOP owed the company $29.9 million payable in monthly installments through 2001. Company contributions to the LESOP and dividends on unallocated shares are used to make loan principal and interest payments. With each principal and interest payment, the LESOP allocates a portion of the common stock to participating employees.


NOTE 13 - INCENTIVE STOCK PLANS: Under the company's Incentive Stock Plans, key employees have been granted options to purchase common shares at prices not less than the fair market value at the date of grant. Options become exercisable one year after the date of the grant and expire at the end of ten years. The plans, approved in 1985, 1990 and 1995, also authorize stock appreciation rights (SARs) and stock awards. If SARs issued in conjunction with stock options are exercised, the related stock options are cancelled; conversely, the exercise of stock options cancels the SARs.
  As permitted by SFAS No. 123, "Accounting for Stock Based Compensation," the company continues to account for its stock plans in accordance with Accounting Principles Board Opinion No.

25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, compensation expense has been recognized for SARs (which were generally settled for cash) and for stock awards. Had compensation cost for the applicable provisions of the company's incentive stock plans been determined based upon the fair value at the grant date for awards issued in 1995 and 1996 in accordance with the methodology prescribed under SFAS No. 123, the company's net earnings and earnings per share would have been reduced by approximately $6.7 million (or six cents per share) in 1996 and $1.6 million (or one cent per share) in 1995. The 1996 effect on earnings includes approximately $2.9 million (or three cents per share) attributed to the company's revocation as of December 15, 1996, of 1,839,000 SARs which were previously attached to stock options. The average fair values of the options granted during 1996 and 1995 were estimated at $10.97 and $8.65, respectively, on the date of grant, using the Black-Scholes option-pricing model which included the following assumptions:
                                            1996            1995
  Dividend yield                           1.86%           2.04%
  Volatility                              22.52%          22.69%
  Risk-free interest rate                  6.17%           6.42%
  Forfeiture rate                             --             --
  Expected life                          4 years         4 years

  Changes in options outstanding under the plans were as follows:

                               Shares subject       Option price
                                    to option    range per share
January 1, 1995                     3,384,300       $10.04-37.19
Granted                               988,900        34.75-40.06
Exercised                             749,800        10.04-34.94
Cancelled                              21,000              34.94
December 31, 1995                   3,602,400       $11.95-40.06
Granted                             1,266,500        37.44-46.69
Exercised                             898,800        11.95-36.25
December 31, 1996                   3,970,100       $20.75-46.69

  At December 31, 1996, there were also 168,500 SARs outstanding with no stock options attached. The company has reserved 3,982,345 shares for future awards at December 31, 1996. In addition, 309,528 shares of common stock were reserved for future issue, contingent upon attainment of certain performance goals and future service.

  The following table summarizes information concerning currently outstanding and exercisable options:

                                     Options                Options
                                   Outstanding            Exercisable
                               Weighted    Weighted               Weighted
                     Number     Average     Average    Number     Average
     Range of     Outstanding  Remaining   Exercise  Exercisable  Exercise
  Exercise Price  at 12/31/96    Life       Price    at 12/31/96    Price

  $20.75-25.00       257,500      3.6      $22.39      257,500     $22.39
   25.01-30.00       194,000      3.6       26.89      194,000      26.89
   30.01-35.00     1,382,700      6.6       33.23    1,382,700      33.23
   35.01-40.00     2,075,900      8.9       38.03      859,400      36.24
   40.01-45.00        51,000      9.4       42.20       10,000      40.06
   45.01-46.69         9,000      9.9       46.69            -          -
  $20.75-46.69     3,970,100                         2,703,600


  The company also maintains a shareowner-approved Management Incentive Unit Award Plan. Under the plan, qualifying executives are awarded incentive units. When dividends are paid on common stock, dividends are awarded to unit holders, one-half of which is paid in cash, the remaining half of which is credited to the participant's account in the form of so-called common stock equivalents. The fair value of accumulated common stock equivalents is paid in cash upon the participant's retirement. The number of common stock equivalents credited to participants' accounts at December 31, 1996 and 1995, are 265,109 and 288,837, respectively.


NOTE 14 - INCOME TAXES: Earnings before income taxes for the years ended December 31, were taxed within the following jurisdictions:

In millions                    1996          1995           1994
United States                $467.3        $308.0         $279.4
Foreign                       101.0         121.1           50.5
Total                        $568.3        $429.1         $329.9

  The provision for income taxes was as follows:

In millions                    1996          1995           1994
Current tax expense:
  United States              $186.6        $101.3         $ 69.8
  Foreign                      49.5          42.7           34.8
  Total current               236.1         144.0          104.6
Deferred tax expense:
  United States               (16.4)         10.6           30.3
  Foreign                     ( 9.4)          4.2          (16.1)
  Total deferred              (25.8)         14.8           14.2
  Total provision for
    income taxes             $210.3        $158.8         $118.8

  The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory income tax rate to pretax income, as a result of the following differences:
                                       Percent of pretax income
                                     1996       1995       1994
Statutory U.S. rates                 35.0%      35.0%      35.0%
Increase (decrease) in rates
  resulting from:
  Foreign operations                   .8        1.0         .3
  Earnings/losses of equity
   companies                          (.8)      (1.8)       (.9)
  State and local income taxes,
    net of U.S. tax                   1.5        1.3        1.6
  Other                                .5        1.5         --
Effective tax rates                  37.0%      37.0%      36.0%

  A summary of the deferred tax accounts at December 31, follows:

In millions                                      1996       1995       1994
Current deferred assets and (liabilities):
  Differences between book and tax bases
    of inventories and receivables             $ 37.9     $ 30.8     $ 36.5
  Differences between book and tax
    expense for other employee related
    benefits and allowances                      39.3       35.3       33.9
  Provisions for restructure of
    operations and plant closings
    not yet deductible for tax purposes          11.1        9.4        6.4
  Other reserves and valuation
    allowances in excess of tax deductions       61.6       53.1       32.5
  Other differences between tax and
    financial statement values                   12.5      (10.1)       9.9
    Gross current deferred net tax assets       162.4      118.5      119.2

In millions                                      1996       1995       1994

Noncurrent deferred tax assets and
  (liabilities):
  Tax items associated with equity
    companies                                    10.7       11.1       13.0
  Postretirement and postemployment
    benefits other than pensions in
    excess of tax deductions                    246.7      252.5      159.9
  Other reserves in excess of tax expense        80.5       65.0       36.3
  Tax depreciation in excess of book
    depreciation                                (60.2)     (85.5)     (46.0)
  Pension contributions in excess of
    book expense                                (52.0)     (51.2)     (47.5)
  Taxes provided for unrepatriated
    foreign earnings                            (28.5)     (28.5)     (20.1)
    Gross noncurrent deferred net tax assets    197.2      163.4       95.6
    Less:  deferred tax valuation allowances    (34.6)     (28.6)     (21.2)
      Total net deferred tax assets            $325.0     $253.3     $193.6
  A total of $28.5 million of deferred taxes have been provided for a portion of the undistributed earnings of subsidiaries operating outside of the United States. As to the remainder, these earnings have been, and under current plans will continue to be reinvested and it is not practicable to estimate the amount of additional taxes which may be payable upon repatriation.

NOTE 15 - BUSINESS SEGMENT INFORMATION:   A description of
business segments and operations by business segment and geographic area for the three years ended December 31, 1996, were as follows:

DESCRIPTION OF BUSINESS SEGMENTS
Ingersoll-Rand's operations are organized into three worldwide business segments: Standard Machinery; Engineered Equipment; and
Bearings, Locks and Tools.

Standard Machinery
The segment's products are categorized into five groups:

  Air Compressor - products include portable, reciprocating, rotary and centrifugal air compressors, vacuum pumps, air drying and filtering systems, and other compressor accessories. The products are used primarily to supply pressurized air to industrial plants, refineries, chemical plants, electrical utilities and service stations.

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

  Mining Machinery(1) - products included continuous and long-wall mining machines, crushers, coal haulers and mine-service vehicles, which principally served the underground coal-mining industry.

Engineered Equipment
The segment's products are categorized into three groups:

  Pump - manufactures centrifugal and reciprocating pumps. These products serve oil production and refining, chemical process, marine, agricultural, electric utility and general manufacturing industries.

  Process Systems(2) - consisted of pulp and paper processing equipment, pelleting equipment, filters, aerators and dewatering systems. This equipment was used in the pulp and paper, food and agricultural, and minerals-processing industries.

  Clark-Hurth(3) - manufactured a broad line of axles and transmissions for the off-highway vehicle industry.

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

  Production Equipment - manufactures air-powered tools, hoists and winches, air motors and air starters, automated assembly and test systems, air and electric automated fastener tightening systems, and waterjet cutting systems. These products are sold to general manufacturing industries and to the appliance, aircraft, construction and automotive industries.

  Architectural Hardware(4) - major products include locks, steel doors, door closers and exit devices used in commercial and residential construction and the retail hardware market.

(1)
  The Mining Machinery Group was sold during 1993.
(2)
  The Process Systems Group was sold during 1996.
(3)
  Clark-Hurth was sold in February 1997.
(4)
  Prior to January 1, 1996, the Door Hardware Group.



Operations by Business Segments                                            Page 55 of 65
Dollar amounts in millions
For the years ended                         % of                % of                 % of
December 31                         1996   total        1995   total         1994   total
Standard Machinery
Sales                           $2,913.1     43%    $2,270.6     40%     $1,445.7     32%
Operating income                   295.5     41%       222.6     41%        122.4     30%
Operating income as % of sales      10.1%                9.8%                 8.5%
Identifiable assets              2,560.2             2,528.0              1,099.6
Depreciation and amortization       81.7                62.7                 31.5
Capital expenditures                59.9                56.7                 30.9

Engineered Equipment
Sales                            1,307.7     20%     1,216.2     21%        926.4     21%
Operating income                   108.5     15%        49.5      9%         35.3      8%
Operating income as % of sales       8.3%                4.1%                 3.8%
Identifiable assets                904.0             1,061.8                634.5
Depreciation and amortization       44.5                40.0                 28.8
Capital expenditures                36.7                42.3                 30.3

Bearings, Locks and Tools
Sales                            2,482.1     37%     2,242.2     39%      2,135.4     47%
Operating income                   323.3     44%       269.1     50%        256.6     62%
Operating income as % of sales      13.0%               12.0%                12.0%
Identifiable assets              1,391.0             1,208.1              1,185.1
Depreciation and amortization       74.0                75.0                 70.9
Capital expenditures                97.2               107.9                 97.0

Total
Sales                            6,702.9    100%     5,729.0    100%      4,507.5    100%
Operating income                   727.3    100%       541.2    100%        414.3    100%
Operating income as % of sales      10.9%                9.4%                 9.2%
Identifiable assets              4,855.2             4,797.9              2,919.2
Depreciation and amortization      200.2               177.7                131.2
Capital expenditures               193.8               206.9                158.2
General corporate expenses
  charged to operating income      (43.8)              (44.2)               (37.3)
Operating income                   683.5               497.0                377.0

                                                                           Page 56 of 65

Operations  by Business  Segments
(continued)
Dollar amounts in millions
For the years ended                         % of                % of                 % of
December 31                         1996   total        1995   total         1994   total
Unallocated
Interest expense                  (119.9)              (86.6)               (43.8)
Other income (expense), net         (1.0)                9.4                (14.7)
Dresser-Rand income                 23.0                22.0                 24.6
IDP minority interest              (17.3)              (12.7)               (13.2)
Earnings before income taxes
  and effect of accounting
  changes                          568.3               429.1                329.9
Corporate assets (a)               766.4               765.4                677.7

Total assets                    $5,621.6            $5,563.3             $3,596.9

(a)  Corporate assets consist primarily of cash  and
cash equivalents, marketable securities, investments
and   advances,  and  other  assets   not   directly
associated   with  the  operations  of  a   business
segment.
















                                                                             Page 57 of 65
Operations by Geographic Area
In millions
                                 United                        Other     Adjustments/
For the year 1996                States      Europe    International     Eliminations   Consolidated

Sales to customers             $4,234.5    $1,939.5           $528.9         $  --          $6,702.9
Transfers between geographic
  areas                           689.0        49.8             43.5          (782.3)           --
Total sales and transfers      $4,923.5     1,989.3            572.4          (782.3)       $6,702.9
Operating income from
  operations                   $  578.0        92.9             55.1             1.3        $  727.3
General corporate expenses
  charged to operating income                                                                  (43.8)
Operating income                                                                            $  683.5
Identifiable assets at
  December 31, 1996            $3,262.1     1,286.6            323.8           (17.3)       $4,855.2
Corporate assets                                                                               766.4
Total assets at
  December 31, 1996                                                                         $5,621.6

For the year 1995

Sales to customers             $3,472.8     1,754.0            502.2              --        $5,729.0
Transfers between geographic
  areas                           568.5        60.9             42.5          (671.9)             --
Total sales and transfers      $4,041.3     1,814.9            544.7          (671.9)       $5,729.0
Operating income from
  operations                   $  391.5        97.5             51.7              .5        $  541.2
General corporate expenses
  charged to operating income                                                                  (44.2)
Operating income                                                                            $  497.0
Identifiable assets at
  December 31, 1995            $3,183.9     1,305.3            319.8           (11.1)       $4,797.9
Corporate assets                                                                               765.4
Total assets at
  December 31, 1995                                                                         $5,563.3

                                                                             Page 58 of 65
Operations by Geographic Area  (Continued)

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


International sales of U.S. manufactured products in millions were $1,191.9 in 1996, $1,028.9 in 1995 and $743.3 in 1994.

                                                             Page 59 of 65



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

In millions                         1996        1995        1994
Benefits earned during the
  year                            $ 38.7     $  32.7      $ 31.7
Interest cost on projected
  benefit obligation               113.5        99.7        79.1
Actual return on plan assets      (193.8)     (261.2)        6.3
Net amortization and deferral       65.9       157.7       (99.6)
  Net pension cost                $ 24.3     $  28.9      $ 17.5

                                                                   Page 60 of 65




  The status of employee pension benefit plans at December 31, 1996 and 1995, was as follows:

                                              1996                          1995
                                    Overfunded    Underfunded     Overfunded  Underfunded
In millions                              plans          plans          plans        plans
Actuarial present value of
  projected benefit obligation,
  based on employment service to
  date and current salary levels:
  Vested employees                  $(1,194.1)       $(332.8)     $(1,101.2)      $(310.3)
  Nonvested employees                   (18.1)         (14.0)         (23.5)        (13.8)
  Accumulated benefit obligation     (1,212.2)        (346.8)      (1,124.7)       (324.1)
  Additional amount related to
    projected salary increases          (36.1)         (38.6)         (49.9)        (26.4)
Total projected benefit obligation   (1,248.3)        (385.4)      (1,174.6)       (350.5)
Funded assets at fair value           1,456.6          232.8        1,331.7         207.5
Assets in excess of (less than)
  projected benefit obligation          208.3         (152.6)         157.1        (143.0)
Unamortized net (asset) liability
  existing at date of adoption           (2.5)          17.2           (2.5)         19.0
Unrecognized prior service cost          35.6           12.8           18.6          11.5
Unrecognized net (gain) loss            (77.8)          23.9          (23.2)         (3.4)
Adjustment required to recognize
  minimum liability                        --          (14.6)            --         (16.4)
Prepaid (accrued) pension cost      $   163.6        $(113.3)     $   150.0       $(132.3)


  Plan investment assets of domestic plans are balanced between equity securities and cash equivalents or debt securities.
Assets of foreign plans are invested principally in equity securities.
  The present value of benefit obligations for domestic plans at December 31, 1996 and 1995, was determined using an assumed discount rate of 7.25%, an assumed rate of increase in future compensation levels of 4.75%, and an expected long-term rate of return on assets of 9.0%. The weighted averages of the actuarially assumed discount rate, long-term rate of return on assets and the rate for compensation increases for foreign plans were 8.5%, 9.0% and 6.0% in 1996, and 8.5%, 9.0% and 6.5% in
1995, respectively.
  Most of the company's domestic employees are covered by savings and other defined contribution plans. Employer contributions and costs are determined based on criteria specific to the individual plans and amounted to approximately $27.4 million, $24.9 million and $21.7 million in 1996, 1995 and 1994, respectively.
  The company's costs relating to foreign defined contribution plans, insured plans and other foreign benefit plans were $8.2 million, $4.8 million and $4.3 million in 1996, 1995 and 1994, respectively.
  The existing pension rules require the recognition of a liability in the amount that the company's unfunded accumulated benefit obligation exceeds the accrued pension cost, with an equal amount recognized as an intangible asset. As a result, the company recorded in 1996 a noncurrent liability of $14.6 million, and a noncurrent liability of $16.2 million and a current liability of $0.2 million in 1995. Offsetting intangible assets were recorded in the Consolidated Balance Sheets.

NOTE 17 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS: In addition to providing pension benefits, the company sponsors several postretirement plans that cover most domestic employees. These plans provide for health care benefits and in some instances, life insurance benefits. Postretirement health plans are contributory and are adjusted annually. Life insurance plans are noncontributory. When full-time employees retire from the company between age 55 and age 65, most are eligible to receive, at a cost to the retiree, certain health care benefits identical to those available to active employees. After attaining age 65, an eligible retiree's health care benefit coverage becomes coordinated with Medicare. The company funds the benefit costs principally on a pay-as-you-go basis.

  Summary information on the company's plans at December 31, was as follows:

In millions                                  1996           1995
Financial status of plans:
Accumulated postretirement benefits
   obligation (APBO):
   Retirees                               $(436.4)       $(462.9)
   Active employees                        (151.9)        (150.0)
                                           (588.3)        (612.9)
Plan assets at fair value                      --             --
Unfunded accumulated benefits
  obligation in excess of plan assets      (588.3)        (612.9)
Unrecognized net gain                       (42.3)          (9.9)
Unrecognized prior service benefits         (76.9)         (84.8)
Accrued postretirement benefits cost      $(707.5)       $(707.6)

  The components of net periodic postretirement benefits cost for the years ended December 31, were as follows:

In millions                                1996     1995    1994
Service cost, benefits attributed to
  employee service during the year        $ 6.4    $ 5.2   $ 8.5
Interest cost on accumulated
  postretirement benefit obligation        40.6     37.6    26.9
Net amortization and deferral              (5.7)    (5.6)   (5.2)
Net periodic postretirement benefits cost $41.3    $37.2   $30.2

  The 1994 service cost of net periodic postretirement benefits cost includes a settlement charge of $3.2 million relating to retired employees from a closed facility. The discount rate used in determining the APBO was 7.25% at December 31, 1996 and 1995. The assumed health care cost trend rates used in measuring the accumulated postretirement benefits obligation were 9.35% in 1996 and 10.35% in 1995, respectively, declining each year to an ultimate rate by 2003 of 4.75% in 1996 and 1995.
  Increasing the health care cost trend rate by 1.0% as of December 31, 1996, would increase the APBO by 8%. The effect of this change on the sum of the service cost and interest cost components of net periodic postretirement benefits cost for 1996 would be an increase of 7%. In 1993, the company made several modifications to the cost sharing provisions of the postretirement plans.

NOTE 18 - SUBSEQUENT EVENT:
On January 27, 1997, the company announced an offer to acquire Newman Tonks Group PLC (Newman Tonks). The offer values the issued shares of Newman Tonks at approximately $376 million (230 million pounds sterling). Newman Tonks, whose board of directors has recommended acceptance of the company's offer, is a leading manufacturer, specifier and supplier of a wide range of branded architectural products for use in the building industry.

Report of Management
     The accompanying consolidated financial statements have been prepared by the company. They conform with generally accepted accounting principles and reflect judgments and estimates as to the expected effects of incomplete transactions and events being accounted for currently. The company believes that the accounting systems and related controls that it maintains are sufficient to provide reasonable assurance that assets are safeguarded, transactions are appropriately authorized and recorded, and the financial records are reliable for preparing such financial statements. The concept of reasonable assurance is based on the recognition that the cost of a system of internal accounting controls must be related to the benefits derived. The company maintains an internal audit function that is responsible for evaluating the adequacy and application of financial and operating controls, and for testing compliance with company policies and procedures.
     The Audit Committee of the board of directors is comprised entirely of individuals who are not employees of the company. This committee meets periodically with the independent accountants, the internal auditors and management to consider audit results and to discuss significant internal accounting controls, auditing and financial reporting matters. The Audit Committee recommends the selection of the independent accountants, who are then appointed by the board of directors, subject to ratification by the shareowners.
     The independent accountants are engaged to perform an audit of the consolidated financial statements in accordance with generally accepted auditing standards. Their report follows.


/S/ Gerard V. Geraghty
Gerard V. Geraghty
Vice President and Comptroller

Report of Independent Accountants

Price Waterhouse LLP
4 Headquarters Plaza North
Morristown, NJ  07962


February 4, 1997

To the Board of Directors and
Shareowners of Ingersoll-Rand Company:


     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareowners' equity and of cash flows present fairly, in all material respects, the financial position of Ingersoll-Rand Company and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP
Price Waterhouse LLP