Form 10-K, Exhibit 13
period 1997-12-31
INGERSOLL RAND CO
filed 1998-03-06
CIK 50485

EXHIBIT 13




                          INGERSOLL-RAND
                               1997
                           ANNUAL REPORT
                                 TO
                            SHAREHOLDERS










                     Ingersoll-Rand Company
              Management's Discussion and Analysis


1997 Compared to 1996


The company reported a fourth consecutive year of record sales and earnings for 1997. These financial achievements were the result of a strong domestic economy, moderate economic growth in selected international markets, a realignment of the company's business portfolio and the continued success of the company's asset-management, strategic-sourcing and productivity-improvement programs.

     Sales for 1997 totalled $7.1 billion, which generated $760.3 million of operating income and $380.5 million of net earnings
($2.33 basic earnings per share).

     The company's results for 1997 reflect a more impressive increase over 1996, considering the following noncomparable items:

o On October 31, 1997, the company completed its acquisition of Thermo King Corporation (Thermo King) from Westinghouse Electric Corporation. For the last two months of the year, Thermo King generated $176.9 million of sales and produced an operating loss of approximately $0.2 million, after goodwill amortization and the effect of estimated purchase accounting adjustments. Thermo King's net loss for the two months ended December 31, 1997, was approximately $11.3 million (seven cents per share) after the allocation of acquisition interest expense of approximately $27.3 million.

o At the beginning of April 1997, the company completed its acquisition of Newman Tonks Group PLC (Newman Tonks). Since its acquisition, Newman Tonks has generated approximately $230 million of sales, and produced approximately $15 million of operating income, after the effect of goodwill amortization, estimated purchase accounting adjustments and synergistic benefits from group operations. Newman Tonks essentially operated at the break-even level for 1997 after considering the allocation of approximately $17.0 million of acquisition interest expense and its related tax benefit.

o Dresser-Rand Company (Dresser-Rand) is a partnership which manufactures reciprocating compressor and turbomachinery products, in which the company owns a 49-percent interest. The company accounts for its interest in Dresser-Rand under the equity accounting method in which the company only records its related ownership interest in the results of Dresser-Rand. During the fourth quarter of 1997, Dresser-Rand recorded a $36 million restructuring charge to reduce its headcount and to close underperforming operations. This charge reduced the company's pretax earnings by $13.9 million and its after-tax results by $11.6 million (seven cents per share). Prior to the restructuring charge, Dresser-Rand generated approximately $47.5 million of net earnings (after-tax costs for international subsidiaries) for 1997.

o Ingersoll-Dresser Pump Company (IDP) is a joint venture, in which the company owns a 51-percent interest and, therefore, it is consolidated into the company's financial statements. During the fourth quarter of 1997, IDP recorded a $24 million charge to operating income for costs to close and consolidate underperforming operations. The effect of the restructure charge, after taxes and minority interest, was $8.1 million (five cents per share).

After considering the items listed above, adjusted 1997 net sales, operating income and net earnings were approximately $6.7 billion, $770 million and $412 million ($2.52 basic earnings per share), respectively.

The company reported sales of $6.7 billion in 1996, which generated $683.5 million of operating income and $358.0 million of net earnings ($2.22 basic earnings per share). The company's 1996 results also included the following noncomparable items:

o During 1996, the company sold the Process Systems Group in two transactions, which generated a combined pretax gain of $55.0 million and benefitted net earnings by $34.7 million (21 cents per share.

o Other noncomparable items in 1996, which caused a net reduction to the company's operating income, were a $37 million restructure charge (principally for European operations) and a $5.4 million charge for the closure of a foundry at IDP. These charges were reduced by a gain on the sale of an investment during last year's first quarter of $4.8 million, which was recorded as other income. The after-tax effect of these items reduced net earnings by $22.5 million (14 cents per share).

After considering the effect of these items, adjusted 1996 net sales, operating income and net earnings were $6.7 billion, $670.9 million and $345.8 million ($2.15 basic earnings per share), respectively.

  A comparison of key financial data between 1997 and 1996 follows:

o Net sales in 1997 established a record at $7.1 billion, reflecting a six-percent improvement over 1996's total of $6.7 billion. Excluding noncomparable units from both years, adjusted sales for 1997 increased by a comparable percent over 1996's adjusted total.

o Cost of goods sold in 1997 was 74.1 percent of sales, compared to 75.0 percent in 1996. Partial liquidations of LIFO (last-in, first-out) inventory lowered 1997 costs by $4.1 million as compared to a $4.8 million liquidation in 1996. Excluding the effects of the LIFO liquidations, the 1997 cost of goods sold relationship to sales would have been 74.2 percent versus 75.1 percent for 1996. Excluding noncomparable items from both years, the adjusted ratio of cost of goods sold to sales reflected a marked improvement in 1997, compared to 1996.

o Administrative, selling and service engineering expenses were
  15.2 percent of sales in 1997, compared to 14.8 percent for 1996. This increase is primarily attributable to the inclusion of Newman Tonks, which traditionally had a ratio of selling and administrative expenses to sales higher than the company's historical lines and the divestment of Clark-Hurth, which had a lower ratio than that of the overall company.

o Operating income for the year totalled $760.3 million, an 11.2-percent increase over 1996 operating income of $683.5 million. The ratio of operating income to sales in 1997 was
  10.7 percent, as compared to 10.2 percent for the prior year. After excluding the noncomparable items (previously discussed) from both years, adjusted 1997 operating income reflects a significant improvement over the adjusted 1996 results. This improvement was the combined effect of the company's aggressive productivity-improvement and procurement programs and the continued stability of domestic markets.

o Interest expense for the year totalled $136.6 million versus
  $119.9 million for 1996. Interest expense associated with the debt incurred for the Thermo King acquisition totalled approximately $27.3 million.

o Other income (expense), net, is essentially the sum of foreign exchange activities, equity interests in partially-owned equity companies and other miscellaneous income and expense items. In 1997, these activities resulted in a net expense of $2.1 million, an unfavorable change of $2.7 million compared to 1996's net other income of $0.6 million. This change was caused by lower foreign exchange losses of approximately $4.6 million in 1997, the absence of the 1996 gain of $4.8 million from the sale of an investment and higher net miscellaneous expense items of approximately $2.5 million.

o The company's interest in Dresser-Rand's results for 1997 was $9.4 million after the effect of restructuring charges
  (discussed previously) versus $23.0 million in 1996.

o The company's charges for minority interests totalled $17.3 million in 1997 versus $18.9 million in 1996. These charges represent the interests of minority owners (less than 50 percent) in a consolidated unit of the company. The largest minority interest relates to IDP, which represents $13.7 million of the 1997 balance, compared to $17.3 million in 1996. IDP's change is due to the 1997 pretax restructuring charge of $24 million (discussed previously). The remaining charges represent minority interests in the company's operations principally located in India and China.

o The company's effective tax rate for 1997 was 38.0 percent, which represents a slight increase over the 37.0 percent reported for the prior year. The variance from the 35.0 percent statutory rate primarily was due to the higher tax rates associated with foreign earnings, the effect of state and local taxes, the nondeductibility of a portion of the goodwill associated with acquisitions and favorable tax benefits associated with the Thermo King acquisition.

     At December 31, 1997, employment totalled 46,567. This represents a net increase of 4,693 employees over last year's level of 41,874. This increase principally results from 1997 acquisition activity, partially offset by a reduction resulting from the Clark-Hurth disposition.

Outlook
The company's outlook for 1998 is for steady improvement in operating results based on continued stability in domestic markets and strengthening in selected international markets. The company does not believe that the recent financial turmoil in the Asian markets will have a material effect on the company's 1998 prospects. These expectations will be supported by aggressive asset-management, strategic-sourcing and productivity-improvement programs.

Liquidity and Capital Resources
The most significant event affecting the company's liquidity during 1997 was the acquisition of Thermo King on October 31, 1997. The total purchase price paid for Thermo King was approximately $2.56 billion in cash, which was financed mainly by the issuance of both long-term and short-term debt. The effects of this transaction are discussed throughout this report, including in Note 2 to the Consolidated Financial Statements.

     The following table contains several key measures which the company's management uses to gauge the company's financial performance:

                                        1997      1996      1995
Working capital (in millions)           $217    $1,245    $1,016
Current ratio                            1.1       2.0       1.8
Debt-to-total capital ratio               58%       37%       42%
Average working capital
  to net sales                          10.3%     16.9%     17.3%
Average days outstanding
  in receivables                        54.5      56.1      63.1
Average months' supply
  of inventory                           2.5       3.0       3.3

  The company maintains significant operations in foreign countries; therefore, the movement of the U.S. dollar against foreign currencies has an impact on the company's financial position. Generally, the functional currency of the company's foreign subsidiaries is their local currency, the currency in which they transact their business. The company manages exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of forward exchange contracts. The company attempts, through its hedging activities, to mitigate the impact on income of changes in foreign exchange rates. Additionally, the company maintains operations in countries where the company transacts business in U.S. dollars. The functional currency of these operations is the U.S. dollar. (Additional information on the company's use of financial instruments can be found in Note 8 to the Consolidated Financial Statements.)

  The following points highlight the financial results and financial condition of the company's operations, with the impact of currency variations where appropriate:

o Cash and cash equivalents totalled $104.9 million at December 31, 1997, a $79.2 million reduction from the prior year-end balance of $184.1 million. These funds were used to reduce a portion of the company's outstanding short-term debt incurred in connection with the Thermo King acquisition. In evaluating the net change in cash and cash equivalents, cash flows from operating, investing and financing activities, and the effect of exchange rate changes should be considered. Cash flows from operating activities provided $703.5 million, investing activities used $2.7 billion and financing activities provided approximately $2.0 billion. Exchange rate changes during 1997 increased cash and cash equivalents by $1.6 million.

o Marketable securities totalled $6.9 million at the end of 1997, $1.1 million below the balance at December 31, 1996. The net reduction was due mainly to exchange rate changes.

o Receivables totalled $1,281.5 million at December 31, 1997, compared to $1,066.2 million at the prior year end, a net increase of $215.3 million. The increase is attributable to the acquisitions of Thermo King and Newman Tonks, which added approximately $228.2 million. This increase was partially offset by currency translation, dispositions and reclassifications to assets held for sale, which caused net reductions of $34.5 million. The timing of the company's strong fourth quarter sales also increased the year-end receivables balance. The company focuses on decreasing its receivable base through its asset-management program, which produced a reduction in the average days outstanding in receivables to 54.5 days from the 1996 level of 56.1 days.

o Inventories amounted to $854.8 million at December 31, 1997, an increase of $79.7 million from last year's level of $775.1 million. The acquisitions of Thermo King and Newman Tonks accounted for increases of approximately $185.6 million, while dispositions, reclassifications to assets held for sale and the effects of currency fluctuations reduced inventories by $57.2 million. The company's emphasis on inventory control was demonstrated by the reduction of the average months' supply of inventory to 2.5 months at December 31, 1997, compared to 3.0 months at the prior year end.

o Prepaid expenses totalled $89.5 million at the end of the year, $15.4 million higher than the balance at December 31, 1996. Foreign exchange activity had a minimal effect on this account, while acquisitions accounted for $14.2 million of the increase.

o Assets held for sale totalled $46.5 million at December 31, 1997, and principally represents the net book value of selected operations from the Newman Tonks acquisition that did not meet the company's long-term objectives. In addition, the account includes certain European assets of the Construction and Mining Group. The balance at December 31, 1996, comprised the net assets of Clark-Hurth, which were sold on February 14, 1997.

o Deferred income taxes (current) of $160.8 million at December 31, 1997, represented the deferred tax benefit of the difference between the book and tax values of various current assets and liabilities. The components of the balance are included in Note 14 to the Consolidated Financial Statements.

o The investment in Dresser-Rand totalled $115.0 million at December 31, 1997. This represented a net decrease of $37.6 million from the prior year balance of $152.6 million. The components of the change for 1997 consisted of income for the current year of $9.4 million, a $42.9 million change in the company's advance account and a $4.1 million reduction due to foreign currency movements.

o Investments in partially-owned equity companies at December 31, 1997, totalled $213.0 million, $10.6 million below the 1996 balance of $223.6 million. Income and dividends from investments in partially-owned equity companies were $19.2 million and $8.7 million, respectively. Amounts due from these units decreased from $18.3 million to $13.5 million at December 31, 1997. Currency movements were the primary cause of the remaining $16.3 million reduction.

o Net property, plant and equipment increased by $137.8 million in 1997 to a year-end balance of $1,283.2 million. Fixed assets from acquisitions added $186.6 million. Capital expenditures in 1997 totalled $186.0 million. Business dispositions and reclassifications to assets held for sale reduced the balance by $20.9 million. In addition, foreign exchange fluctuations decreased net fixed assets by approximately $24.5 million. The remaining net decrease was the result of depreciation, and sales and retirements.

o Intangible assets, net, totalled $3,833.0 million at December 31, 1997, as compared to $1,178.0 million at December 31, 1996, for a net increase of approximately $2.7 billion. Goodwill from the Thermo King and Newman Tonks acquisitions, net of amortization expense of $54.7 million during 1997 accounted for the change.

o Deferred income taxes (noncurrent) totalled $214.9 million at December 31, 1997, which was $52.3 million higher than the 1996 balance. The components comprising the balance at December 31, 1997, can be found in Note 14 to the Consolidated Financial Statements.

o Other assets totalled $211.6 million at year end, a decrease of $12.2 million from the December 31, 1996, balance of $223.8 million. Other assets decreased by approximately $20 million due to prepaid pensions, an amount that was partially offset by increases due to acquisitions. Foreign exchange activity in 1997 had a minimal effect on the account balance during the year.

o Accounts payable and accruals totalled $1,370.5 million at December 31, 1997, an increase of $275.1 million from last year's balance of $1,095.4 million. Acquisition activity during 1997 accounted for $259.4 million of the increase, while dispositions and currency fluctuations decreased accounts payable and accruals by $36.3 million. Additionally, accruals increased by $17 million due to IDP's restructure charge.

o Loans payable were $925.1 million at the end of 1997, which reflects a $762.8 million increase over the $162.3 million at December 31, 1996. Short-term debt assumed from companies acquired during 1997 added $69.4 million and current maturities of long-term debt increased the balance by an additional $145.4 million. The effects of translation, dispositions and reclassifications to assets held for sale caused a $4.4 million reduction. The remaining increase is primarily due to higher short-term borrowings to finance Thermo King and other acquisitions.

o Long-term debt, excluding current maturities, totalled $2,528.0 million, an increase of approximately $1.4 billion over the prior year's balance of $1,163.8 million. Proceeds from the issuance of long-term debt of $1,508.6 million were primarily used for the Thermo King acquisition. Reductions to long-term debt of $145.4 million represent the reclassification of the current maturities of long-term debt to loans payable. Foreign exchange activity had a minimal effect on the account balance during the year.

o Postemployment liabilities at December 31, 1997, totalled $937.1 million, an increase of $122.4 million from the December 31, 1996, balance. Postemployment liabilities include medical and life insurance postretirement benefits, long-term pension and other noncurrent postemployment accruals. The increase in the liability during 1997 is almost exclusively related to the acquisitions of Thermo King and Newman Tonks. (See Notes 16 and 17 to the Consolidated Financial Statements for additional information.)

o Minority interest liabilities at December 31, 1997, totalled $127.9 million, which also represented the balance at the end of the prior year. This liability represents the ownership interests of other entities in selected consolidated subsidiaries of the company, the largest being Dresser Industries' 49-percent interest in IDP. The other minority interests relate primarily to joint ventures in India and China. IDP's minority interest at December 31, 1996, was $113.4 million. It increased by $13.7 million, based on IDP's 1997 earnings and was reduced by $22.7 million, which represented increases in advances to Dresser Industries and the effect of translation. The liability for all other minority interests totalled $14.5 million at December 31, 1996, and increased to $23.5 million during 1997 due to earnings, acquisitions and advances.

o Other liabilities (noncurrent) at December 31, 1997, totalled $153.4 million, which were $19.2 million higher than the balance at December 31, 1996. The net increase is primarily related to the Thermo King acquisition. These obligations are not expected to be paid in the next year. Generally, these accruals cover environmental, insurance, legal and other contractual obligations.

  Other information concerning the company's financial resources, commitments and plans is as follows:

  The average amount of short-term borrowings outstanding, excluding current maturities of long-term debt, was $380 million in 1997, compared to $58.0 million in 1996. The weighted average interest rate during 1997 was 6.2%, compared to 7.8% during the previous year. The maximum amounts outstanding during 1997 and 1996, were $2.4 billion and $181.7 million, respectively.

  The company had $1.5 billion in domestic short-term credit lines at December 31, 1997, and $509.4 million of foreign credit lines available for working capital purposes, $2.0 billion of which was unused at the end of the year. These facilities exceed projected requirements for 1998 and provide direct support for commercial paper and indirect support for other financial instruments, such as letters of credit and comfort letters.

  At December 31, 1997, the debt-to-total capital ratio was 58 percent, as compared to 37 percent at the prior year end. This substantial increase resulted from debt issued in connection with the Thermo King acquisition.

  In 1997, foreign currency translation adjustments decreased shareholders' equity by $80.6 million. This change was due to the strengthening of the U.S. dollar against other currencies in countries where the company has significant operations and the local currencies are the functional currencies. Currency changes in Australia, Canada, Belgium, France, Germany, India, Italy, Japan, the Netherlands, Singapore and Spain accounted for nearly all of the change.

  The company is involved in certain repurchase arrangements relating to product-distribution and product-financing activities. As of December 31, 1997, repurchase arrangements relating to product financing by an independent finance company approximated $141 million. It is not practicable to determine the additional amount subject to repurchase solely under dealer distribution agreements. Upon the termination of a dealer, a newly selected dealer generally acquires the assets of the prior dealer and assumes any related financial obligation. Accordingly, the risk of loss to the company is minimal. Historically, only immaterial losses have been incurred relating to these arrangements.

  During 1997, the company established two wholly-owned special purpose subsidiaries to purchase accounts and notes receivable at a discount from the company on a continuous basis. These special purpose subsidiaries simultaneously sell an undivided interest in these accounts and notes receivable to a financial institution up to a maximum of $150 million. The agreements between the special purpose corporations and the financial institution will expire in one- and two-year periods. The company intends to renew these agreements at their expiration dates with either the current or another financial institution. The company is retained as the servicer of the pooled receivables. Prior to 1997, the company had sold an undivided interest in the accounts and notes receivables directly to financial institutions. At December 31, 1997 and 1996, $150 million of such receivables remained uncollected.

  Capital expenditures were $186 million and $195 million in 1997 and 1996, respectively. The company continues investing to improve manufacturing productivity, reduce costs and provide environmental enhancements and advanced technologies for existing facilities.
The capital expenditure program for 1998 is estimated at approximately $200 million, including amounts approved in prior periods. There are no planned projects, either individually or in the aggregate, that represent a material commitment for the company. Many of these projects are subject to review and cancellation at the option of the company without incurring substantial charges.

Equity-linked Securities
One of the financing vehicles that the company plans to use in connection with the refinancing of existing short-term debt from the Thermo King acquisition is equity-linked securities. The equity-linked securities consist of preferred securities (Trust Preferred Securities) issued by a statutory business trust (Trust) formed by the company and a forward contract pursuant to which the company's common stock will be issued three years after the date of the forward contract. The Trust applies the proceeds from the sales of the Trust Preferred Securities to purchase debentures of the company. The payments by the company in respect of the debentures are used by the Trust to satisfy the requirements of the Trust Preferred Securities. The forward contracts require the purchase of the company's common stock in three years at a price, subject to specified limits, based upon the then fair market value of the common stock.

Financial Market Risk
The company is exposed to interest and foreign exchange rate risk due to various transactions. The company generates foreign currency exposures in its normal course of business with activity involving intercompany and third party obligations, dividends, expenses, commissions, royalties, acquisitions, intercompany netting, hedging intercompany loans, funding currency accounts and tax payments. To mitigate the risk from foreign currency exchange rate fluctuations, the company will generally enter into forward currency exchange contracts for the purchase or sale of a currency in accordance with authorized levels pursuant to the company's policies and procedures. The company applies sensitivity analysis and value at risk (VAR) techniques when measuring the company's exposure to interest rate and currency fluctuations. VAR is a measurement of the estimated loss in fair value until currency positions can be neutralized, recessed or liquidated and assumes a 95-percent confidence level with normal market conditions. The potential one day loss, as of December 31, 1997, was $1.7 million and it is considered insignificant in relation to the company's results of operations and shareholders' equity.

     With regard to interest rate risk, the effect of a hypothetical one percentage point increase in interest rates, across all maturities, would decrease the estimated fair value of the company's long-term debt at December 31, 1997 from its carrying value of $2,528 million to $2,453 million.

Stock Split
In August 1997, the board of directors declared a three-for-two stock split on the company's common stock. The stock split was made in the form of a stock dividend, and was paid on September 2, 1997 to shareholders of record on August 19, 1997. All prior year per share amounts have been restated to reflect the stock split.

Computer Systems and the Year 2000
The company has conducted a detailed review of its computer systems to identify those areas that could be affected by problems associated with the failure of these systems to correctly process the year 2000. The company is implementing a coordinated plan worldwide to replace, modify and/or upgrade its computer hardware and software to ensure that it will not malfunction as the result of failing to correctly process the year 2000. The company has established a detailed review and testing process to verify whether its systems and products are or will be year 2000 compliant. In addition, the company is working with its suppliers and distributors on this issue to minimize problems in its supply and distribution chains. The company believes that the related costs to replace, modify and/or upgrade its existing systems and products to address this problem, will not have a material impact on the company's financial condition, results of operation, liquidity or cash flows for any year.

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

  During 1997, the company spent approximately $9 million on capital projects for pollution abatement and control and an additional $5 million for environmental remediation expenditures at sites presently or formerly owned or leased by the company. It should be noted that these amounts are difficult to estimate because environmental improvement costs are generally a part of the overall improvement costs at a particular plant, and the accurate estimate of which portion of an improvement or a capital expenditure relates to an environmental improvement is difficult to ascertain. The company believes that these expenditure levels will continue and may increase over time. Given the evolving nature of environmental laws, regulations and technology, the ultimate cost of future compliance is uncertain.

  The company is a party to environmental lawsuits and claims, and has received notices of potential violations of environmental laws and regulations from the Environmental Protection Agency and similar state authorities. It is identified as a potentially responsible party (PRP) for cleanup costs associated with off-site waste disposal at approximately 38 federal Superfund and state remediation sites, excluding sites as to which the company's records disclose no involvement or as to which the company's liability has been fully determined. For all sites there are other PRPs and in most instances, the company's site involvement is minimal. In estimating its liability, the company has not assumed it will bear the entire cost of remediation of any site to the exclusion of other PRPs who may be jointly and severally liable. The ability of other PRPs to participate has been taken into account, based generally on the parties' financial condition and probable contributions on a per site basis. Additional lawsuits and claims involving environmental matters are likely to arise from time to time in the future.

  Although uncertainties regarding environmental technology, state and federal laws and regulations and individual site information make estimating the liability difficult, management believes that the total liability for the cost of remediation and environmental lawsuits and claims will not have a material effect on the financial condition, results of operations, liquidity or cash flows of the company for any year. It should be noted that when the company estimates its liability for environmental matters, such estimates are based on current technologies, and the company does not discount its liability or assume any insurance recoveries.

Forward-looking Statements
  This annual report contains not only historical information, but also forward-looking statements regarding expectations for future company performance. Forward-looking statements involve risk and uncertainty. See the company's 1997 Annual Report on Form 10-K for a discussion of factors which could cause future results to differ from current expectations.

1996 Compared to 1995


Sales for 1996 totalled $6.7 billion, which generated $683.5 million of operating income and $358.0 million of net earnings ($2.22 per basic share). These results include a full year's benefit of the May 31, 1995, acquisition of Clark Equipment Company (Clark). The company's 1996 results, excluding the positive effect of the Clark acquisition, also established company records.

  The 1996 year included a net benefit of $12.6 million to the company's operating income relating to the following items:

o the sales of the Process Systems Group, which generated $55 million of operating income ($34.7 million after-tax, or 21 cents per share);

o a charge of $30 million to operating income for the realignment of the company's foreign operations ($18.9 million after-tax, or 12 cents per share);

o a charge of $7 million to operating income associated with the exit or abandonment of selected European product lines ($4.5 million after-tax, or three cents per share); and

o a $5.4 million charge to operating income to close an Ingersoll-Dresser Pump Company (IDP) steel foundry (approximately $2.0 million after-tax, or one cent per share).

  A comparison of key financial data between 1996 and 1995 follows:

o Net sales in 1996 established a record at $6.7 billion, reflecting a 17-percent improvement over 1995's total of $5.7 billion. Sales for 1996, excluding Clark, exceeded 1995's total by approximately six percent.

o Cost of goods sold in 1996 was 75.0 percent of sales compared to
  75.2 percent in 1995. Partial liquidations of LIFO (last-in, first-out) inventory lowered 1996 costs by $4.8 million as compared to a $3.4 million liquidation in 1995. Excluding the effects of the LIFO liquidations, the 1996 cost of goods sold relationship to sales would have been 75.1 percent versus 75.3 percent for 1995. Excluding Clark's results and the effect of the noncomparable items from 1996 and 1995, the relationship of cost of goods sold to sales improved slightly in 1996.

o Administrative, selling and service engineering expenses were
  14.8 percent of sales in 1996, compared to 16.1 percent for 1995. This marked improvement reflects the net benefit of the company's cost-containment and productivity-improvement programs, which more than offset the effects of inflation on salaries, benefits, materials and other similar items. The full year effect of the Clark acquisition did not cause a disproportionate benefit to the 1996 improvement.

o Operating income for 1996 totalled $683.5 million, a 37.5-percent increase over 1995's operating income of $497.0 million. Excluding Clark's results, operating income in 1996 totalled $527.9 million, reflecting a 21.3-percent increase over 1995's level without Clark. In addition, the noncomparable items in 1996 contributed a $12.6-million benefit to operating income. Excluding these items and Clark's results, operating income for the year reflected an 18-percent improvement over 1995.

o Interest expense for 1996 totalled $119.9 million. The interest expense reported for 1996 was almost evenly divided between interest expense from the combined operations of Ingersoll-Rand and Clark, and interest expense associated with the Clark acquisition. Interest expense for 1995 totalled $86.6 million.

o Other income (expense), net, is essentially the sum of three activities: (i) foreign exchange, (ii) equity interests in partially-owned equity companies, and (iii) other miscellaneous income and expense items. In 1996, these activities resulted in other income of $0.6 million, an unfavorable change of $10.6 million compared to 1995's net other income of $11.2 million. A review of the components of this category shows that:

     o foreign exchange activity for 1996 totalled $4.8 million of losses, as compared to $6.2 million of losses in 1995;

     o earnings from equity interests in partially-owned equity companies were approximately $8 million lower than 1995's level; and

     o other net miscellaneous expense items were approximately
       $4.0 million higher than the prior year's level, principally due to miscellaneous foreign taxes not based on income.

o Dresser-Rand Company is a partnership between the company and Dresser Industries, Inc. (Dresser), which is engaged worldwide in the reciprocating compressor and turbomachinery businesses. The company's pretax profits from its interest in Dresser-Rand for 1996 totalled $23.0 million, a modest improvement over the $22.0 million in the prior year. Dresser-Rand's results included a disappointing 1996 fourth quarter, which was adversely affected by cost overruns on a few major orders, higher legal expenses and an increase in foreign taxes.

o The company's charges for minority interests totalled $18.9 million in 1996 versus $14.5 million in 1995. These charges represent the interests of a minority owner (less than 50 percent) in a consolidated unit of the company. The largest minority interest unit is IDP which represents $17.3 million of the 1996 balance versus $12.7 million in 1995. This increase represents a portion of the year over year improvement in IDP's operating results. The remaining charges represent minority interests in the company's operations principally in India and China.

o The company's effective tax rate for 1996 was 37.0 percent, which is consistent with 1995. The variance from the 35.0 percent statutory rate was due primarily to the higher tax rates associated with foreign earnings, the effect of state and local taxes, and the nondeductibility of the goodwill associated with acquisitions.

  At December 31, 1996, employment totalled 41,874. This represents a net increase of 741 employees over 1995's level of 41,133. This increase is mainly due to the net result of employees from businesses acquired and sold during 1996.

  The following highlights the financial results and financial condition of the company's operations, with the impact of currency variations where appropriate:

o Cash and cash equivalents totalled $184.1 million at December 31, 1996, a $46.8-million increase over the December 31, 1995, balance of $137.3 million. In evaluating the net change in cash and cash equivalents, cash flows from operating, investing and financing activities, and the effect of exchange rate changes, should be considered. Cash flows from operating activities provided $385.7 million, investing activities used $149.9 million and financing activities used $196.5 million. Exchange rate changes during 1996 increased cash and cash equivalents by $7.5 million.

o Marketable securities totalled $8.0 million at the end of 1996, $1.3 million below the balance at December 31, 1995. The reduction was due to the maturity of certain securities and their conversion into cash and cash equivalents, and minimal exchange rate fluctuations.

o Receivables totalled $1,066.2 million at December 31, 1996, compared to $1,109.9 million at December 31, 1995, a net decrease of $43.7 million. Currency translation decreased the receivable balance during the year by $6.5 million, acquisitions added approximately $19 million and the reclassification of the assets held for sale reduced the balance by approximately $41 million. Dispositions reduced receivables by $15.9 million.
  The company's focus on decreasing its receivable base through its asset-management program produced a reduction in the average days outstanding in receivables to 56.1 days from 1995's level of 63.1 days.

o Inventories amounted to $775.1 million at December 31, 1996, a reduction of $137.5 million from 1995's level of $912.6 million. Acquisitions accounted for a $13-million increase, while dispositions reduced inventories by $48 million. The reclassification of assets held for sale reduced inventories by approximately $92 million. The remaining net decrease was due primarily to currency movements. The company's emphasis on inventory control was demonstrated by the reduction of the average months' supply of inventory to 3.0 months at December 31, 1996, compared to 3.3 months at December 31, 1995.

o Prepaid expenses totalled $74.1 million at the end of 1996, $16.1 million higher than the balance at December 31, 1995. The primary cause for the increase in 1996 was higher deposits relating to benefit plans. Foreign exchange activity and acquisitions had minimal effect on prepaid expenses.

o Deferred income taxes (current) of $162.4 million at December 31, 1996, represented the deferred tax benefit of the difference between the book and tax values of various current assets and liabilities. A schedule of the components of this balance is in
  Note 14 to the Consolidated Financial Statements. The year-end balance represented an increase of $43.9 million from the December 31, 1995, level. Changes due to foreign currency movements had minimal effect on the year's activity.

o The investment in Dresser-Rand totalled $152.6 million at December 31, 1996. This represented a net increase of $58.7 million from the 1995 balance of $93.9 million. The components of the change for 1996 consisted of income for the current year of $23 million, a $92.1 million change in the advance account between the entities, a minor increase caused by translation, and a reduction caused by a return of capital of $56.7 million.

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

o Other assets totalled $223.8 million at December 31, 1996, a decrease of $9.9 million from the December 31, 1995, balance of $233.7 million. Other assets increased approximately $12 million due to prepaid pensions, which was more than offset by decreases due to dispositions and the reclassification of assets held for sale. Foreign exchange activity in 1996 had a minimal effect on the account balance during the year.

o Accounts payable and accruals totalled $1,095.4 million at December 31, 1996, a decrease of $34.4 million from 1995's balance of $1,129.8 million. The reclassification of assets held for sale and dispositions decreased accounts payable and accruals by $69.2 million. Restructure of operations added approximately $37 million. Acquisition activity during 1996 accounted for a $9.4-million increase and foreign exchange activity during the year resulted in a decrease of $12.6 million.

o Loans payable were $162.3 million at the end of 1996, which reflects a $6.9-million increase over the $155.4 million at December 31, 1995. Current maturities of long-term debt, included in loans payable, were $133.2 million and $102.9 million at December 31, 1996 and 1995, respectively. The company's aggressive cash-management program decreased short-term debt, while foreign currency fluctuations increased short-term debt during 1996 by $4.6 million. The reclassification of Clark-Hurth debt to assets held for sale totalled $5.7 million. The change in current maturities of long-term debt included movement to current maturities of $135.7 million, payments of $104.4 million and foreign exchange activity.

o Long-term debt, excluding current maturities, totalled $1,163.8 million at December 31, 1996, a decrease of $140.6 million from the December 31, 1995, balance of $1,304.4 million. Reductions in long-term debt were the result of the reclassifications of $135.7 million of current maturities to loans payable and $5.1 million related to Clark-Hurth debt reclassified to assets held for sale. Foreign currency fluctuations had a minimal effect.

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

o Minority interest liabilities at December 31, 1996, totalled $127.9 million, which represents a reduction of $54.4 million from the $182.3 million balance at December 31, 1995. This liability represents the ownership interests of other entities in selected consolidated subsidiaries of the company, the largest being Dresser Industries' 49-percent interest in IDP. The other minority interests relate primarily to joint ventures in India and China. IDP's minority interest at December 31, 1995, was $170.8 million. It increased by $17.3 million for IDP's 1996 net earnings and was reduced by $74.7 million which represented increases in advances to Dresser Industries and the effect of translation. The liability for all other minority interests totalled $11.5 million at December 31, 1995, and increased to $14.5 million at the end of 1996 due to earnings, acquisitions and advances.

o Other liabilities (noncurrent) at December 31, 1996, totalled $148.7 million, which were $17.4 million higher than the balance at December 31, 1995. These obligations were not expected to be paid out in the company's next business cycle. These accruals generally cover environmental, insurance, legal and other contractual obligations.

o At December 31, 1996, approximately 1.5 million shares of the company's common stock were unallocated and the $55.6 million paid by the LESOP for those unallocated shares was classified as a reduction of shareholders' equity pending allocation to participants. (See Note 12 to the Consolidated Financial
  Statements for additional information.)

  Other information concerning the company's financial resources, commitments and plans is as follows:

  The average amount of short-term borrowings outstanding, excluding current maturities of long-term debt, was $58.0 million in 1996, compared to $156.1 million in 1995. The weighted average interest rate during 1996 was 7.8%, compared to 8.3% during 1995. The maximum amounts outstanding during 1996 and 1995, were $181.7 million and $222.0 million, respectively.

  The company had $800 million in domestic short-term credit lines at December 31, 1996, and $491.5 million of foreign credit available for working capital purposes, all of which were unused at the end of the year. These facilities provide direct support for commercial paper and indirect support for other financial instruments, such as letters of credit and comfort letters.

  At December 31, 1996, the debt-to-total capital ratio was 37 percent, as compared to 42 percent at December 31, 1995. The significant improvement in the ratio at December 31, 1996, was primarily due to the company's continuing focus on cash management and an increase in the company's equity.

  In 1996, foreign currency translation adjustments decreased shareholders' equity by $16.5 million. Translation adjustments of $6.3 million relating to the sale of foreign investments were included in income upon the sale of these businesses. The remaining change of $10.2 million was due to the strengthening of the U.S. dollar against other currencies in countries where the company has significant operations and the local currencies are the functional currencies. Currency changes in Australia, Belgium, Germany, Italy, Japan, Singapore, South Africa and the United Kingdom accounted for nearly all of the change.

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

  In 1996, the company continued to sell an undivided fractional ownership interest in designated pools of accounts and notes receivable up to a maximum of $150 million. Similar agreements have been in effect since 1987. These agreements expire in one- and two-year periods based on the particular pool of receivables sold. The company intends to renew these agreements at their expiration dates with either the current institution or another financial institution using the basic terms and conditions of the existing agreements. At December 31, 1996, $150 million of such receivables remained uncollected.

REVIEW OF BUSINESS SEGMENTS

Standard Machinery
Standard Machinery Segment sales were $3.1 billion, an increase of
6.1 percent over the $2.9 billion reported for 1996. Operating income for 1997 totalled $360.6 million, representing an increase of 22.0 percent over last year's total of $295.5 million. The Air Compressor Group, Melroe and Club Car, all reported improvements in sales, operating income and operating margins for the year. The results for the Construction and Mining Group were adversely affected by reduced demand in its international markets and consolidation costs related to its drilling businesses.

Engineered Equipment
The Engineered Equipment Segment is comprised solely of IDP since the February 14, 1997, sale of the Clark-Hurth Group.
IDP reported sales of $864.2 million for 1997, which was up slightly from 1996's total of $856.0 million. IDP's operating income for 1997 was below the prior year's level due to the effect of the $24 million restructuring charge recorded during the fourth quarter of the year. IDP's continuing focus on cost reduction and productivity improvements has led to consistently improved operating profits over the last two years with additional improvements expected in 1998. Clark-Hurth reported sales for the first six weeks of the year of $41.9 million and generated operating income of $2.7 million (inclusive of the gain on the sale of this unit). During 1996, this segment also included the results of the Process Systems Group, which was sold in two pieces. Last year's operating income results for this segment also included $55 million, which represented the pretax gains on the sale of the Process Systems Group, as well as its operating results.

Bearings, Locks and Tools
In 1997, the Bearings, Locks and Tools Segment reported sales of
$2.9 billion, an 18.0-percent increase over the prior year.
Operating income totalled $408.1 million, an increase of $84.8 million over the $323.3 million reported for 1996.

  Bearings and Components Group sales for 1997 exceeded the prior year by more than three percent. A strong domestic automotive industry and continued benefits from cost-containment programs generated an improvement of approximately $20 million in operating income for this group in 1997.

  The Architectural Hardware Group's results include the operations of Newman Tonks since its April 3, 1997, acquisition date. Newman Tonks generated approximately $230 million in sales and contributed approximately $15 million of operating income to the group's 1997 performance, after the effect of estimated purchase accounting adjustments. Excluding Newman Tonks, sales and operating income reported by the Architectural Hardware Group for 1997 reflected marked improvements over the comparable amounts in the prior year.

  The Production Equipment Group sales in 1997 reflected double-digit improvement over the amount reported for the prior year. Operating income improved at a much higher rate over 1996 due to a stronger domestic economy, improved markets in the European-served area and the benefits derived from cost-containment and productivity-improvement programs.

Thermo King
On October 31, 1997, Ingersoll-Rand acquired Thermo King, the world leader in the transport temperature control market. Thermo King's results have been included in the consolidated results of the company since its acquisition. For the last two months of the year, Thermo King's sales were $176.9 million, which generated an operating loss of $0.2 million after the effect of purchase accounting adjustments. Excluding the one-time purchase accounting adjustments, operating income was $18.8 million. The acquisition of Thermo King is expected to be accretive to earnings in 1998, the first full year of combined operation, before considering the benefits that potential areas of synergy will produce.




Consolidated Statement of Income
In millions except per share amounts
For the years ended December 31     1997         1996         1995
Net sales                       $7,103.3     $6,702.9     $5,729.0
Cost of goods sold               5,263.7      5,029.9      4,310.2
Administrative, selling and
  service engineering
  expenses                       1,079.3        989.5        921.8
Operating income                   760.3        683.5        497.0
Interest expense                  (136.6)      (119.9)       (86.6)
Other income (expense), net         (2.1)         0.6         11.2
Dresser-Rand income                  9.4         23.0         22.0
Minority interests                 (17.3)       (18.9)       (14.5)
Earnings before income taxes       613.7        568.3        429.1
Provision for income taxes         233.2        210.3        158.8
Net earnings                    $  380.5     $  358.0     $  270.3
Basic earnings per share           $2.33        $2.22        $1.70
Diluted earnings per share         $2.31        $2.21        $1.69
See accompanying Notes to Consolidated Financial Statements.


Consolidated Balance Sheet
In millions except share amounts
December 31                                     1997         1996
Assets
Current assets:
Cash and cash equivalents                  $   104.9    $   184.1
Marketable securities                            6.9          8.0
Accounts and notes receivable, less
  allowance for doubtful accounts of
  $33.9 in 1997 and $34.3 in 1996            1,281.5      1,066.2
Inventories                                    854.8        775.1
Prepaid expenses                                89.5         74.1
Assets held for sale                            46.5        265.7
Deferred income taxes                          160.8        162.4
                                             2,544.9      2,535.6
Investments and advances:
Dresser-Rand Company                           115.0        152.6
Partially-owned equity companies               213.0        223.6
                                               328.0        376.2
Property, plant and equipment, at cost:
Land and buildings                             682.7        637.9
Machinery and equipment                      1,592.5      1,465.8
                                             2,275.2      2,103.7
Less-accumulated depreciation                  992.0        958.3
                                             1,283.2      1,145.4
Intangible assets, net                       3,833.0      1,178.0
Deferred income taxes                          214.9        162.6
Other assets                                   211.6        223.8
                                            $8,415.6     $5,621.6
Liabilities and Equity
Current liabilities:
Accounts payable and accruals               $1,370.5     $1,095.4
Loans payable                                  925.1        162.3
Customers' advance payments                     14.5         19.1
Income taxes                                    17.7         13.4
                                             2,327.8      1,290.2
Long-term debt                               2,528.0      1,163.8
Postemployment liabilities                     937.1        814.7
Minority interests                             127.9        127.9
Other liabilities                              153.4        134.2
Shareholders' equity:
Common stock, $2 par value, authorized
  600,000,000 shares; issued:
  1997-167,410,183; 1996-110,276,506           334.8        220.6
Capital in excess of par value                  92.4        143.5
Earnings retained for use in the business    2,156.5      1,869.6
                                             2,583.7      2,233.7
Less: Unallocated LESOP shares, at cost         41.4         55.6
      Treasury stock, at cost                   44.5         11.5
      Foreign currency equity adjustment       156.4         75.8
Shareholders' equity                         2,341.4      2,090.8
                                            $8,415.6     $5,621.6
See accompanying Notes to Consolidated Financial Statements.



Consolidated Statement of Shareholders' Equity

In millions except share amount
December 31                                  1997         1996        1995

Common stock, $2 par value:
  Balance at beginning of year          $   220.6    $   219.4   $   218.3
  Exercise of stock options                   2.7          1.1         1.0
  Issuance of shares under
    stock plans                               0.1          0.1         0.1
  Stock split 3-for-2                       111.4           --          --
  Balance at end of year                    334.8        220.6       219.4
Capital in excess of par value:
  Balance at beginning of year              143.5        121.6        42.4
  Exercise of stock options
    including tax benefits                   49.9         17.5        14.6
  Issuance of shares under
    stock plans                               2.7          1.8         2.0
  Sale of treasury shares to LESOP            --           --         62.7
  Allocation of LESOP shares to
    employees                                 7.7          2.6        (0.1)
  Stock split 3-for-2                      (111.4)          --          --
  Balance at end of year                     92.4        143.5       121.6
Earnings retained for use
  in the business:
  Balance at beginning of year            1,869.6      1,595.5     1,403.7
  Net earnings                              380.5        358.0       270.3
  Cash dividends                            (93.6)       (83.9)      (78.5)
  Balance at end of year                  2,156.5      1,869.6     1,595.5
Unallocated leveraged employee
  stock ownership plan:
  Balance at beginning of year              (55.6)       (70.2)         --
  Purchase of treasury shares                 --            --       (73.1)
  Allocation of shares to employees          14.2         14.6         2.9
  Balance at end of year                    (41.4)       (55.6)      (70.2)
Treasury stock-at cost:
  Common stock, $2 par value:
  Balance at beginning of year              (11.5)       (11.5)      (53.1)
  Purchase of treasury shares               (33.0)          --          --
  Sale of treasury shares to LESOP             --           --        41.6
  Balance at end of year                    (44.5)       (11.5)      (11.5)
Foreign currency
  equity adjustment:
  Balance at beginning of year              (75.8)       (59.3)      (80.0)
  Adjustments due to:
    Translation changes                     (77.5)       (10.2)       20.7
    Dispositions                             (3.1)        (6.3)         --
  Balance at end of year                   (156.4)       (75.8)      (59.3)
Total shareholders' equity               $2,341.4     $2,090.8    $1,795.5


Shares of Capital Stock:
Common stock, $2 par value:
  Balance at beginning of year        110,276,506  109,704,883 109,168,872
  Exercise of stock options             1,346,300      519,550     474,250
  Issuance of shares under
    stock plans                            60,567       52,073      61,761
  Stock split 3-for-2                  55,726,810           --          --
  Balance at end of year              167,410,183  110,276,506 109,704,883
Unallocated leveraged employee
  stock ownership plan:
  Common stock, $2 par value:
  Balance at beginning of year          1,534,004    1,937,198          --
  Purchase of treasury shares                  --           --   2,878,008
  LESOP shares allocated to
    employees                            (448,800)    (403,194)   (940,810)
  Stock split 3-for-2                     626,547           --          --
  Balance at end of year                1,711,751    1,534,004   1,937,198
Treasury stock:
  Common stock, $2 par value:
  Balance at beginning of year            794,724      794,724   3,672,732
  Purchase of treasury shares             694,146           --          --
  Stock split 3-for-2                     512,562           --          --
  Sale of shares to LESOP                      --           --  (2,878,008)
  Balance at end of year                2,001,432      794,724     794,724

See accompanying Notes to Consolidated Financial Statements.


Consolidated Statement of Cash Flows
In millions
For the years ended December 31              1997         1996       1995
Cash flows from operating activities:
 Net earnings                           $   380.5    $   358.0    $ 270.3
 Adjustments to arrive at net cash
   provided by operating activities:
   Depreciation and amortization            212.3        202.6      179.4
   (Gain)/loss on sale of businesses         (7.7)       (58.0)       7.1
   Gain on sale of property, plant
     and equipment                           (3.2)       (10.3)      (3.6)
   Minority interests, net of dividends      14.9         18.0       13.6
   Equity earnings/losses,
     net of dividends                       (19.9)       (35.6)     (41.5)
   Deferred income taxes                      8.2         (4.5)      15.1
   Other items                               27.1         12.3        1.4
   Restructure of operations                 38.7         42.4         --
 Changes in assets and liabilities
   (Increase) decrease in:
     Accounts and notes receivable          (21.5)        (1.0)      50.9
     Inventories                             48.7         (5.3)     (15.2)
     Other current and noncurrent
        assets                               (5.2)       (36.8)     (33.1)
   (Decrease) increase in:
     Accounts payable and accruals           53.8        (17.8)     (37.9)
     Other current and noncurrent
        liabilities                         (23.2)       (78.3)      (2.9)
   Net cash provided by operating
      activities                            703.5        385.7      403.6

Cash flows from investing activities:
 Capital expenditures                      (186.0)      (195.0)    (211.7)
 Proceeds from sales of property,
   plant and equipment                       34.8         33.3       26.5
 Proceeds from business dispositions        252.8        183.8         --
 Acquisitions, net of cash*              (2,891.3)      (133.5)  (1,136.5)
 Increase in marketable securities           (0.4)        (3.6)      (4.6)
 Cash (invested in) or advances (to)
   from equity companies                     47.6        (34.9)      18.4
    Net cash used in investing
      activities                         (2,742.5)      (149.9)  (1,307.9)

Cash flows from financing activities:
 Increase (decrease) in short-term
   borrowings                               685.8        (24.3)     (81.5)
 Debt issuance costs                        (19.1)          --       (6.0)
 Proceeds from long-term debt             1,508.6          0.1      901.7
 Payments of long-term debt                (133.8)      (104.7)     (23.7)
 Net change in debt                       2,041.5       (128.9)     790.5
 Proceeds from exercise of stock
   options                                   43.3         16.3       13.9
 (Purchase)/sale of treasury stock          (33.0)          --      104.3
 Dividends paid                             (93.6)       (83.9)     (78.5)
   Net cash (used in) provided by
     financing activities                 1,958.2       (196.5)     830.2
Effect of exchange rate changes on cash
 and cash equivalents                         1.6          7.5        4.4
 Net (decrease) increase in cash
   and cash equivalents                     (79.2)        46.8      (69.7)
 Cash and cash equivalents-
   beginning of year                        184.1        137.3      207.0
Cash and cash equivalents-end of year   $   104.9    $   184.1    $ 137.3

*Acquisitions:
 Working capital, other than cash       $  (113.8)   $   (22.1) $  (161.4)
 Property, plant and equipment             (186.6)       (33.1)    (292.0)
 Intangibles and other assets            (2,739.5)       (81.7)  (1,330.0)
 Long-term debt and other liabilities       148.6          3.4      646.9
   Net cash used to acquire businesses  $(2,891.3)   $  (133.5) $(1,136.5)

Cash paid during the year for:
 Interest, net of amounts capitalized   $   136.1    $   120.2  $    72.1
 Income taxes                               227.0        262.3      120.1
See accompanying Notes to Consolidated Financial Statements.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Ingersoll-Rand is a multinational manufacturer of primarily nonelectrical industrial machinery and equipment. The company's principal lines of business are air compressors, architectural hardware products, automotive parts and components, construction equipment, golf cars and utility vehicles, pumps, tools and transport temperature control systems. The company's broad product line has applications in numerous industries including automotive, construction, mining, utilities, housing, recreational and transportation, as well as the general industrial market. A summary of significant accounting policies used in the preparation of the accompanying financial statements follows:

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

Cash Equivalents: The company considers all highly liquid investments, consisting primarily of time deposits and commercial paper with maturities of three months or less when purchased, to be cash equivalents. Cash equivalents were $16.2 million and $20.7 million at December 31, 1997 and 1996, respectively.

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

Intangible Assets: Intangible assets primarily represent the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Such excess costs are being amortized on a straight-line basis generally over 40 years. Goodwill at December 31, 1997 and 1996, was $3.8 billion and $1.1 billion, respectively. The carrying value of goodwill is evaluated periodically in relation to the operating performance and future undiscounted net cash flows of the related business. Intangible assets also represent costs allocated to patents, tradenames and other specifically identifiable assets arising from business acquisitions. These assets are amortized on a straight-line basis over their estimated useful lives. Accumulated amortization at December 31, 1997 and 1996, was $137.7 million and $82.3 million, respectively. Amortization of intangible assets was $54.7 million, $38.0 million and $25.3 million in 1997, 1996 and 1995, respectively.

Income Taxes: Deferred taxes are provided on temporary differences between assets and liabilities for financial reporting and tax purposes as measured by enacted tax rates expected to apply when temporary differences are settled or realized. A valuation allowance is established for deferred tax assets for which realization is not likely.

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

Research, Engineering and Development Costs: Research and development expenditures, including engineering costs, are expensed when incurred and amounted to $215.5 million in 1997, $209.3 million in 1996 and $190.4 million in 1995.

Foreign Currency: Assets and liabilities of foreign entities, where the local currency is the functional currency, have been translated at year-end exchange rates, and income and expenses have been translated using weighted average-for-the-year exchange rates. Adjustments resulting from translation have been recorded in shareholders' equity and are included in net earnings only upon sale or liquidation of the underlying foreign investment.
  For foreign entities where the U.S. dollar is the functional currency, inventory and property balances and related income statement accounts have been translated using historical exchange rates, and resulting gains and losses have been credited or charged to net earnings.
  Foreign currency transactions and translations recorded in the income statement decreased net earnings by $0.5 million, $3.5 million and $3.9 million in 1997, 1996 and 1995, respectively. Shareholders' equity was decreased in 1997 and 1996 by $80.6 million and $16.5 million, respectively, and increased in 1995 by $20.7 million due to foreign currency equity adjustments related to translation and dispositions.
  The company hedges certain foreign currency transactions and firm foreign currency commitments by entering into forward exchange contracts (forward contracts). Gains and losses associated with currency rate changes on forward contracts hedging foreign currency transactions are recorded currently in income. Gains and losses on forward contracts hedging firm foreign currency commitments are deferred off-balance sheet and included as a component of the related transaction, when recorded; however, a loss is not deferred if deferral would lead to the recognition of a loss in future periods. Cash flows resulting from forward contracts accounted for as hedges of identifiable transactions or events are classified in the same category as the cash flows from the items being hedged.

Earnings Per Share: In 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards
(SFAS) No. 128, "Earnings per Share." SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on the weighted average number of common shares outstanding as well as dilutive potential common shares, which in the company's case comprise shares issuable under stock benefit plans. The weighted average number of common shares outstanding for basic earnings per share calculations were 163,206,932, 161,238,547 and 159,103,617 for
1997, 1996 and 1995, respectively. For diluted earnings per share purposes, these balances increase by 1,617,803, 1,031,137 and 495,479 shares for 1997, 1996 and 1995, respectively, due to the effect of common equivalent shares which were issuable under the company's stock benefit plans. All earnings per share amounts for all periods have been restated to conform to the SFAS No. 128 requirements. The adoption did not have a material effect on the calculation of EPS.
  In addition, all applicable earnings per share amounts presented have been restated to reflect the 1997 common stock split discussed in Note 11.

Stock-Based Compensation: SFAS No. 123, "Accounting for Stock-Based Compensation," requires companies to measure employee stock compensation plans based on the fair value method of accounting or to continue to apply APB No. 25, "Accounting for Stock Issued to Employees," and provide pro forma footnote disclosures under the fair value method in SFAS No. 123. The company continues to apply the principles of APB No. 25 and has provided pro forma fair value disclosures in Note 13.

New Accounting Standards: In June 1997, the FASB issued SFAS No. 130, "Comprehensive Income," effective January 1, 1998. The company will comply with the new rules for the reporting and display of comprehensive income and its components in 1998. Also in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 will be effective January 1, 1998, for the year ending December 31, 1998. The company is evaluating the requirements of the statement and will comply as required.

NOTE 2 - ACQUISITIONS OF BUSINESSES: On October 31, 1997, the company acquired Thermo King Corporation (Thermo King), from Westinghouse Electric Corporation, for approximately $2.56 billion in cash. Thermo King is the world leader in the transport temperature control business for trailers, truck bodies, seagoing containers, buses and light-rail cars. The following unaudited pro forma consolidated results of operations for the years ended December 31, 1997 and 1996, reflect the acquisition as though it occurred at the beginning of the period after adjustments for the impact of interest on acquisition debt, and depreciation and amortization of assets, including goodwill, to reflect the purchase price allocation (in millions except per share amounts):

                                                  (Unaudited)

For the year ended December 31,          1997              1996
   Sales                             $7,965.4          $7,698.4
   Net earnings                         390.1             342.2
   Basic earnings per share             $2.39             $2.12
   Diluted earnings per share            2.37              2.11

   The above pro forma results are not necessarily indicative of what the actual results would have been had the acquisition occurred at the beginning of the period. Further, the pro forma results are not intended to be a projection of future results of the combined companies.
   On April 3, 1997, the company completed the acquisition of Newman Tonks Group PLC (Newman Tonks), a producer of architectural hardware, for approximately $370 million.
Newman Tonks is a leading manufacturer, specifier and supplier of branded architectural hardware products with 1996 sales of approximately $425 million.
   On August 27, 1996, the company acquired for $34.3 million in cash and the assumption of certain liabilities, substantially all of the assets of Zimmerman International
Corp. (Zimmerman). Zimmerman manufactures equipment and systems that assist in handling or lifting tools, components and materials for a variety of industrial operations. On
January 31, 1996, the company acquired for $95.4 million in cash and the assumption of certain liabilities, the Steelcraft Division of MascoTech, Inc. Steelcraft manufactures a wide range of cold-rolled and galvanized steel doors for use primarily in nonresidential construction.
  In May 1995, the company acquired Clark Equipment Company for approximately $1.5 billion. Clark's business was the design, manufacture and sale of compact construction machinery, asphalt paving equipment, axles and transmissions for off-highway equipment, golf cars and utility vehicles. Included among the assets acquired by the company (indirectly through the acquisition of the shares of Clark) were the Melroe Company, Blaw-Knox Construction Equipment Company, Clark-Hurth Components (sold February 1997, see Note 3) and Club Car, Inc.
  These transactions have been accounted for as purchases and accordingly, each purchase price was allocated to the acquired assets and assumed liabilities based on their estimated fair values. The company has classified as intangible assets the costs in excess of the fair value of the net assets of companies acquired. The results of all acquired operations have been included in the consolidated financial statements from their respective acquisition dates.

NOTE 3 - DISPOSITIONS AND RESTRUCTURE OF OPERATIONS: On February 14, 1997, the company sold the Clark-Hurth Components Group (Clark-Hurth) to Dana Corporation for approximately $241.5 million of net cash. At December 31, 1996, the net assets held for sale totalled $265.7 million and were classified as current assets on the Consolidated Balance Sheet. Clark-Hurth results were reported as part of the Engineered Equipment Segment. This group's 1997 results, inclusive of the sale transaction, produced operating income for the first quarter of approximately $2.7 million, but on an after-tax basis, reduced net earnings by approximately $3.6 million.
  The company has classified $46.5 million of assets held for sale as current assets at December 31, 1997. The majority of this amount includes certain assets of Newman Tonks that have been classified as assets held for sale since its acquisition. The remainder relates to certain drilling assets of the Construction and Mining Group. All amounts are expected to be sold prior to the end of 1998.
  In the fourth quarter of 1997, the company's 51-percent owned joint venture Ingersoll-Dresser Pump (IDP) recorded a restructuring charge of $24 million. The charge includes the costs of personnel reductions in administrative and sales support and the consolidation of repair and service operations. An additional charge of $14.7 million was recorded for the writedown of assets held for sale by the Construction and Mining Group.
  In August 1996, the company agreed to sell the remaining assets of the Process Systems Group to Gencor Industries, Inc. The sale was completed during the fourth quarter of 1996 at a price of approximately $58 million in cash for a pretax gain of approximately $10 million. The Process Systems Group was reported as part of the Engineered Equipment Segment.
  On March 26, 1996, the company sold the assets of the Pulp Machinery Division (the largest unit in the Process Systems Group) for approximately $122.3 million to Beloit Corporation, a subsidiary of Harnischfeger Industries, Inc., for a pretax gain of $45 million. In addition, in March 1996, the company sold an investment for a gain of $4.8 million.
  In the first and fourth quarters of 1996, the company accrued for the realignment of its foreign operations, principally in Europe. These accruals were primarily for severance payments and pension benefits associated with work force reductions. Also in the first quarter of 1996, accruals were established for the exit or abandonment of selected European product lines and the closing of a steel foundry. These accruals totalled $42.4 million and were charged to operating income.
  On May 15, 1995, the company sold its domestic paving equipment business to Champion Road Machinery Limited of Canada. The sale was a preacquisition requirement, in order to satisfy concerns of the United States Justice Department, prior to the Clark acquisition. The company incurred a $7.1 million pretax loss associated with this sale.

NOTE 4 - INVENTORIES: At December 31, inventories were as follows:

In millions                                  1997           1996
Raw materials and supplies               $  174.1       $  156.2
Work-in-process                             218.6          238.7
Finished goods                              613.8          538.1
                                          1,006.5          933.0
Less-LIFO reserve                           151.7          157.9
Total                                    $  854.8       $  775.1

  Work-in-process inventories are stated after deducting customer progress payments of $17.8 million in 1997 and $24.9 million in 1996. At December 31, 1997 and 1996, LIFO inventories comprised approximately 40 percent and 43 percent, respectively, of consolidated inventories.
  During the periods presented, certain inventory quantities were reduced, resulting in partial liquidations of LIFO layers. This decreased cost of goods sold by $4.1 million in 1997, $4.8 million in 1996 and $3.4 million in 1995. These liquidations increased net earnings in 1997, 1996 and 1995 by approximately $2.5 million, $2.9 million and $2.1 million, respectively.

NOTE 5 - INVESTMENTS IN PARTIALLY-OWNED EQUITY COMPANIES: The company has numerous investments, ranging from 20 percent to 50 percent, in companies that operate in similar lines of business. The company's investments in and amounts due from partially-owned equity companies amounted to $199.5 million and $13.5 million, respectively, at December 31, 1997, and $205.3 million and $18.3 million, respectively, at December 31, 1996. The company's equity in the net earnings of its partially-owned equity companies was $19.2 million, $19.4 million and $26.2 million in 1997, 1996 and 1995, respectively.
  The company received dividends based on its equity interests in these companies of $8.7 million, $6.8 million and $6.7 million in 1997, 1996 and 1995, respectively.
  Summarized financial information for these partially-owned equity companies at December 31, and for the years presented was:

In millions                                  1997           1996
Current assets                           $  471.2       $  463.9
Property, plant and
  equipment, net                            258.4          279.4
Other assets                                 19.6           29.7
Total assets                             $  749.2       $  773.0
Current liabilities                      $  242.4       $  243.7
Long-term debt                               75.3           78.2
Other liabilities                            31.3           37.0
Total shareholders' equity                  400.2          414.1
Total liabilities
  and equity                             $  749.2       $  773.0

In millions                    1997          1996           1995
Net sales                  $  886.8      $  890.5       $  872.5
Gross profit                  152.2         165.0          180.2
Net earnings                   40.2          42.6           55.8

NOTE 6 - DRESSER-RAND COMPANY: Dresser-Rand Company, a manufacturer of reciprocating compressor and turbomachinery products, is a partnership between Dresser Industries, Inc. (51 percent), and the company (49 percent). The company's investment in Dresser-Rand is accounted for using the equity method of accounting.
  The company's investment in Dresser-Rand was $154.7 million and $149.4 million at December 31, 1997 and 1996, respectively. The company owed Dresser-Rand $39.7 million at December 31, 1997, and Dresser-Rand owed the company $3.2 million at December 31, 1996. During 1996, Dresser-Rand approved and distributed $115.7 million of capital to its partners of which $56.7 million was distributed to the company. Dresser-Rand recorded a $36.4 million restructuring charge in the fourth quarter of 1997, which reduced the company's earnings proportionally.
  Summarized financial information for Dresser-Rand at December 31, and for the years presented was:

In millions                                  1997           1996
Current assets                           $  488.4       $  496.5
Property, plant and
  equipment, net                            248.2          262.5
Other assets                                 54.1           49.8
Total assets                                790.7          808.8
Deduct:
Current liabilities                         368.4          306.4
Other liabilities                           195.8          204.4
                                            564.2          510.8
Net partners' equity
  and advances                           $  226.5       $  298.0

In millions                    1997          1996           1995
Net sales                  $1,161.6      $1,179.9       $1,081.4
Gross profit                  230.2         226.7          212.5
Net earnings                   19.2          46.9           44.9

NOTE 7 - ACCOUNTS PAYABLE AND ACCRUALS: Accounts payable and accruals at December 31, were:

In millions                                  1997           1996
Accounts payable                         $  411.1       $  295.8
Accrued:
  Payrolls and benefits                     253.1          184.0
  Taxes other than income                    41.4           40.4
  Insurance and claims                      114.5          104.1
  Postemployment benefits                    68.7           99.4
  Warranties                                 76.2           45.0
  Interest                                   41.5           33.6
Other accruals                              364.0          293.1
                                         $1,370.5       $1,095.4

NOTE 8 - FINANCIAL INSTRUMENTS: The company, as a large multinational company, maintains significant operations in foreign countries. As a result of these global activities, the company is exposed to changes in foreign currency exchange rates, which affect the results of operations and financial condition. The company manages exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of financial instruments. Generally, the only financial instruments the company utilizes are forward exchange contracts.
  The purpose of the company's hedging activities is to mitigate the impact of changes in foreign currency exchange rates. The company attempts to hedge transaction exposures through natural offsets. To the extent that this is not practicable, major exposure areas considered for hedging include foreign currency denominated receivables and payables, intercompany loans, firm committed transactions, anticipated sales and purchases, and dividends relating to foreign subsidiaries. The following table summarizes by major currency the contractual amounts of the company's forward contracts in U.S. dollars. Foreign currency amounts are translated at year-end rates at the respective reporting date. The "buy" amounts represent the U.S. equivalent of commitments to purchase foreign currencies, and the "sell" amounts represent the U.S. equivalent of commitments to sell foreign currencies. Some of the forward contracts involve the exchange of two foreign currencies according to local needs in foreign subsidiaries.
  At December 31, the contractual amounts were:

In millions                      1997                 1996
                             Buy      Sell        Buy      Sell
Australian dollars        $ 19.5    $  0.5      $ 9.7    $  1.8
Canadian dollars            20.3      12.4       15.2       5.5
Czech koruna                  --      16.2         --        --
Deutsche marks              27.1     194.0       10.9     131.3
French francs                2.7      64.0        4.8      14.1
Irish punts                 71.7       --         0.8        --
Italian lira                47.0      32.9       31.7       4.5
Japanese yen                20.4       4.9       13.8       4.4
British pounds              37.0     113.7       54.0     155.5
South African rand           --        2.5        1.5      14.8
Spanish pesetas              5.5      18.9        1.2       1.7
Other                       10.3       5.8       16.9       6.3
  Total                   $261.5    $465.8     $160.5    $339.9

  Forward contracts for normal operating activities have maturities of one to 12 months; and forward contracts for intercompany loans have original maturities that range from one month to 36 months.
  The company's forward contracts do not subject the company to risk due to foreign exchange rate movement, since gains and losses on these contracts generally offset losses and gains on the assets, liabilities or other transactions being hedged.
  The counterparties to the company's forward contracts consist of a number of major international financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis and present no significant credit risk to the company.
  The carrying value of cash and cash equivalents, marketable securities (classified as held to maturity), accounts receivable, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarizes the estimated fair value of the company's remaining financial instruments at December 31:

In millions                                  1997           1996
Long-term debt:
Carrying value                           $2,528.0       $1,163.8
Estimated fair value                      2,587.4        1,194.8
Forward contracts:
Contract (notional) amounts:
  Buy contracts                          $  261.5       $  160.5
  Sell contracts                            465.8          339.9
Fair (market) values:
  Buy contracts                             260.9          161.0
  Sell contracts                            461.6          349.5

  Fair value of long-term debt was determined by reference to the December 31, 1997 and 1996, market values of comparably rated debt instruments. Fair values of forward contracts are based on dealer quotes at the respective reporting dates.

NOTE 9 - LONG-TERM DEBT AND CREDIT FACILITIES:
At December 31, long-term debt consisted of:

In millions                                 1997            1996
6 7/8% Notes Due 2003                   $  100.0        $  100.0
6.255% Notes Due 2001                      400.0              --
9% Debentures Due 2021                     125.0           125.0
7.20% Debentures Due 2025                  150.0           150.0
6.48% Debentures Due 2025                  150.0           150.0
6.391% Debentures Due 2027                 200.0              --
6.443% Debentures Due 2027                 200.0              --
Medium Term Notes Due 1999-2028, at
  an average rate of 6.43%               1,039.9           467.5
9.75% Clark Debentures Due 2001            100.0           100.0
Clark Medium Term Notes Due 2023,
  at an average rate of 8.22%               50.2            60.2
Other domestic and foreign
  loans and notes, at end-
  of-year average interest
  rates of 7.321% in 1997
  and 5.53% in 1996, maturing
  in various amounts to 2013                12.9           11.1
                                         $2,528.0       $1,163.8

  Debt retirements for the next five years are as follows:
$145.1 million in 1998, $252.3 million in 1999, $101.7 million in
2000, $761.8 million in 2001 and $82.3 million in 2002.
  In November 1997, the company issued $400.0 million of notes at 6.255% per annum due 2001. In addition, the company issued two series of debentures for $200.0 million each at 6.391% per annum and 6.443% per annum, respectively, due in 2027. The 6.391% debentures and the 6.443% debentures may be repaid at the option of the holder on November 15, 2004 and November 15, 2007, respectively, and each November 15 thereafter. During November and December 1997, the company also issued medium-term notes totalling $706.4 million at an average annual rate of 6.30% with maturities ranging from 1999 to 2028. Some of the medium-term notes may be repaid at the option of the holder prior to the stated maturity. The proceeds from these financings were used to refinance short-term borrowings related to the acquisition of Thermo King.
  In June 1995, the company issued $150.0 million of debentures at 7.20% per annum, which are not redeemable prior to maturity in 2025. These debentures require annual installments of $7.5 million into a sinking fund beginning June 1, 2006. Also in June 1995, the company issued $150.0 million of debentures at 6.48% per annum due in 2025, which may be repaid at the option of the holder on June 1, 2005. During July and August 1995, the company issued medium-term notes totalling $600.0 million at an average rate of 6.57% with maturities ranging from 1997 to 2004. The proceeds from these financings were used to refinance short-term borrowings related to the acquisition of Clark.
  At December 31, 1997, the company had a 364-day and a five-year committed revolving credit line totalling $1.5 billion, both of which were unused. These lines provide support for commercial paper and indirectly provide support for other financial instruments, such as letters of credit and comfort letters, as required in the normal course of business. The company compensates banks for these lines with fees equal to a weighted average of 0.06% per annum. Available foreign lines of credit were $509.4 million, of which $450.4 million were unused at December 31, 1997. No major cash balances were subject to withdrawal restrictions. At December 31, 1997, the average rate of interest for loans payable, excluding the current portion of long-term debt, was 6.387%.
  Capitalized interest on construction and other capital projects amounted to $3.2 million, $4.6 million and $3.5 million in 1997, 1996 and 1995, respectively. Interest income, included in other income (expense), net, was $14.9 million, $10.3 million and $11.5 million in 1997, 1996 and 1995, respectively.

NOTE 10 - COMMITMENTS AND CONTINGENCIES: The company is involved in various litigations, claims and administrative proceedings, including environmental matters, arising in the normal course of business. In assessing its potential environmental liability, the company bases its estimates on current technologies and does not discount its liability or assume any insurance recoveries. Amounts recorded for identified contingent liabilities are estimates, which are reviewed periodically and adjusted to reflect additional information when it becomes available.
Subject to the uncertainties inherent in estimating future costs for contingent liabilities, management believes that recovery or liability with respect to these matters would not have a material effect on the financial condition, results of operations, liquidity or cash flows of the company for any year.
  During 1997, the company established two wholly-owned special purpose subsidiaries to purchase accounts and notes receivable at a discount from the company on a continuous basis. These special purpose subsidiaries simultaneously sell an undivided interest in these accounts and notes receivable to a financial institution up to a maximum of $150 million. The agreements between the special purpose corporations and the financial institution will expire in one- and two-year periods. These agreements will be renewed with either the current or another financial institution. The company is retained as the servicer of the pooled receivables. Prior to 1997, the company had sold an undivided interest in the accounts and notes receivables directly to financial institutions. During 1997, 1996 and 1995, such sales of receivables amounted to $614.0 million, $593.7 million and $533.7 million, respectively. At December 31, 1997 and 1996, $150 million of such sold receivables remained uncollected.
  Receivables, excluding the designated pool of accounts and notes receivable, sold during 1997, 1996 and 1995 with recourse, amounted to $56.9 million, $147.4 million and $175.9 million, respectively. At December 31, 1997 and 1996, $13.3 million and $36.2 million, respectively, of such receivables sold remained uncollected.
  As of December 31, 1997, the company had no significant concentrations of credit risk in trade receivables due to the large number of customers which comprised its receivables base and their dispersion across different industries and countries.
  In the normal course of business, the company has issued several direct and indirect guarantees, including performance letters of credit, totalling approximately $133.8 million at December 31, 1997. Management believes these guarantees will not adversely affect the consolidated financial statements.
  Additionally, the company has entered into certain repurchase arrangements relating to product-distribution and product-financing activities involving the company's operations. As of December 31, 1997, repurchase arrangements relating to product financing by an independent finance company approximate $141 million. It is not practicable to determine the additional amount subject to repurchase solely under dealer-distribution agreements. The total exposure to loss on these repurchase arrangements is subject to a $1 million ultimate net loss provision. The company has also guaranteed the residual value of leased product in the aggregate amount of $28.7 million. Upon the termination of a dealer, a newly selected dealer generally acquires the assets of the prior dealer and assumes any related financial obligation. Accordingly, the risk of loss to the company is minimal, and historically, only immaterial losses have been incurred relating to these arrangements.
  Clark sold Clark Material Handling Company (CMHC), its forklift truck business, to Terex Corporation (Terex) in 1992. In 1996,
Terex sold CMHC to CMHC Acquisition Corp. (CMHCAC).   Terex and
CMHCAC assumed substantially all of the obligations for existing and future product liability claims involving CMHC products. In the event that Terex and CMHCAC fail to perform or are unable to discharge any of the assumed obligations, the company could be required to discharge such obligations. While the aggregate losses associated with these obligations could be significant, the company does not believe they would materially affect the financial condition, the results of operations, liquidity or cash flows of the company in any year.
  Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased. Total rental expense was $76.2 million in 1997, $66.9 million in 1996 and $64.7 million in 1995. Minimum lease payments required under noncancellable operating leases with terms in excess of one year for the next five years and thereafter, are as follows: $47.9 million in 1998, $36.5 million in 1999, $24.7 million in 2000, $13.6 million in 2001, $10.9 million in 2002 and $23.1 million thereafter.

NOTE 11 - COMMON STOCK: In May 1997, the board of directors authorized the repurchase of up to 15.0 million shares (adjusted for the three-for-two stock split) of the company's common stock at management's discretion. Shares repurchased will be used to replenish the company's treasury shares, which were substantially depleted by a transfer of shares to the Leveraged Employee Stock Ownership Plan, and for general corporate purposes.
  In August 1997, the board of directors declared a three-for-two stock split of the company's common stock. The stock split was made in the form of a stock dividend, and was paid on September 2, 1997, to shareholders of record on August 19, 1997. All prior year per share amounts have been restated to reflect the stock split.
  On December 7, 1988, the board of directors adopted a Rights Plan (Plan) and declared a dividend distribution of one right for each then outstanding share of the company's common stock. As a result of the two-for-one stock split in 1992, and the three-for-two stock split in 1997, each current outstanding share of the company's common stock has one-third of a right associated with it. In December 1994, the Plan was amended by the board of directors. Under the Plan as amended, each right entitles the holder to purchase 1/100th of a share of Series A preference stock at an exercise price of $130. The company has reserved 563,000 shares of Series A preference stock for issuance upon exercise of the rights. The rights become exercisable in accordance with the provisions of the Plan on (i) the tenth day following the acquisition by a person or group of persons of 15 percent or more of the company's common stock, (ii) the tenth day after the commencement of a tender or exchange offer for 15 percent or more of the company's common stock, or (iii) the determination by the board of directors that a person is an Adverse Person as defined in the Plan (Distribution Date). Upon either a person's becoming an Acquiring Person as defined in the Plan, or the board's determination that a person is an Adverse Person, or the occurrence of certain other events following the Distribution Date, each holder of a right shall thereafter have a right to receive the common stock of the company (or in certain circumstances, the stock of an acquiring entity) for a price of approximately half its value. The rights are not exercisable by any Acquiring Person or Adverse Person. The Plan as amended provides that the board of directors, at its option any time after any person becomes an Acquiring Person or an Adverse Person, may exchange all or part of the outstanding and exercisable rights for shares of common stock, currently at an exchange ratio of one right for two shares. The right of the holders to exercise the rights to purchase shares automatically terminates if the board orders an exchange of rights for shares. The rights may be redeemed by the company for one cent per right in accordance with the provisions of the Plan. The rights will expire on December 22, 1998, unless redeemed earlier by the company.

NOTE 12 - LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN: At the time of its acquisition by the company, Clark sponsored a Leveraged Employee Stock Ownership Plan (LESOP) for eligible employees. In connection with the acquisition, the company purchased the LESOP's shares for $176.6 million. The company determined it would continue the LESOP to fund certain employee benefit plans. Accordingly, on September 28, 1995, the company sold 2,878,008 shares (pre-1997 stock split) of its common stock held in treasury to the LESOP, for a price of $36.25 per share (the closing price of the common stock on September 27, 1995, on the New York Stock Exchange) or an aggregate of $104.3 million. At December 31, 1997, approximately 1.7 million shares (post-1997 stock split) remain unallocated and the $41.4 million paid by the LESOP for those unallocated shares is classified as a reduction of shareholders' equity pending allocation to participants. At December 31, 1997, the LESOP owed the company $22.8 million payable in monthly installments through 2001. Company contributions to the LESOP and dividends on unallocated shares are used to make loan principal and interest payments.
With each principal and interest payment, the LESOP allocates a portion of the common stock to participating employees.

NOTE 13 - INCENTIVE STOCK PLANS: Under the company's Incentive Stock Plans, key employees have been granted options to purchase common shares at prices not less than the fair market value at the date of the grant. Options become exercisable one year after the date of the grant and expire at the end of ten years. The plans, approved in 1985, 1990 and 1995, also authorize stock appreciation rights (SARs) and stock awards.
  As permitted by SFAS No. 123, "Accounting for Stock Based Compensation," the company continues to account for its stock plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, compensation expense has been recognized for SARs (which were generally settled for cash) and for stock awards. Had compensation cost for the applicable provisions of the company's incentive stock plans been determined based upon the fair value at the grant date for awards issued in 1996 and 1997 in accordance with the methodology prescribed under SFAS No. 123, the company's net earnings and diluted earnings per share would have been reduced by approximately $10.0 million (or six cents per share) for 1997, $6.7 million (or four cents per share) for 1996 and $1.6 million (or one cent per share) for 1995. On December 15, 1996, the company canceled SARs which were previously attached to 1,839,000 stock options (pre-split basis). Included in the SFAS No. 123 expense figures for 1997 and 1996 were approximately $1.5 million (or one cent per share) and $2.9 million (or two cents per share), respectively, for the cost of this revocation. The average fair values of the options granted during 1997, 1996 and 1995, were estimated at $8.55, $7.31 and $5.77, respectively, on the date of grant, using the Black-Scholes option-pricing model, which included the following assumptions:
                                  1997        1996      1995
  Dividend yield                  1.61%       1.86%     2.04%
  Volatility                     22.59%      22.52%    22.69%
  Risk-free interest rate         6.52%       6.17%     6.42%
  Forfeiture rate                    --          --        --
  Expected life                 4 years     4 years   4 years

  Changes in options outstanding under the plans were as follows:

                               Shares subject       Option price
                                    to option    range per share
January 1, 1996                     5,403,600        $7.97-26.71
Granted                             1,899,750        24.96-31.13
Exercised                          (1,348,200)        7.97-24.17
December 31, 1996                   5,955,150       $13.83-31.13
Granted                             2,031,000        30.33-41.28
Exercised                          (1,905,250)       13.83-28.54
Cancelled                             (37,500)       26.21-26.63
December 31, 1997                   6,043,400       $13.83-41.28

   At December 31, 1997, there were 304,200 SARs outstanding with no stock options attached. The company has reserved 2,705,342 shares for future awards at December 31, 1997. In addition, 716,182 shares of common stock were reserved for future issue, contingent upon attainment of certain performance goals and future service.
   The following table summarizes information concerning currently outstanding and exercisable options:

                                     Options                Options
                                   Outstanding            Exercisable
                               Weighted    Weighted               Weighted
                     Number     Average     Average    Number     Average
     Range of     Outstanding  Remaining   Exercise  Exercisable  Exercise
  Exercise Price  at 12/31/97    Life       Price    at 12/31/97    Price

  $13.83-15.00        38,750      1.0       $14.41      38,750     $14.41
   15.01-20.00       253,800      3.2        16.24     253,800      16.24
   20.01-25.00     2,435,825      6.2        22.84   2,435,825      22.84
   25.01-30.00     1,270,525      8.4        26.31   1,270,525      26.31
   30.01-35.00     1,897,050      9.3        33.62      13,500      31.13
   35.01-40.00            --       --           --          --         --
   40.01-41.28       147,450      9.9        40.53          --         --
  $13.83-41.28     6,043,400                         4,012,400

  The company also maintains a shareholder-approved Management Incentive Unit Award Plan. Under the plan, qualifying executives are awarded incentive units. When dividends are paid on common stock, dividends are awarded to unit holders, one-half of which is paid in cash, the remaining half of which is credited to the participant's account in the form of so-called common stock equivalents. The fair value of accumulated common stock equivalents is paid in cash upon the participant's retirement. The number of common stock equivalents credited to participants' accounts at December 31, 1997 and 1996, are 552,828 and 589,571, respectively.

NOTE 14 - INCOME TAXES: Earnings before income taxes for the years ended December 31, were taxed within the following jurisdictions:

In millions                    1997          1996           1995
United States                $463.2        $467.3         $308.0
Foreign                       150.5         101.0          121.1
Total                        $613.7        $568.3         $429.1


  The provision for income taxes was as follows:

In millions                    1997          1996           1995
Current tax expense:
  United States              $179.2        $186.6         $101.3
  Foreign                      66.3          49.5           42.7
  Total current               245.5         236.1          144.0
Deferred tax expense:
  United States                (0.9)        (16.4)          10.6
  Foreign                     (11.4)         (9.4)           4.2
  Total deferred              (12.3)        (25.8)          14.8
  Total provision for
    income taxes             $233.2        $210.3         $158.8

  The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory income tax rate to pretax income, as a result of the following differences:
                                       Percent of pretax income
                                     1997       1996       1995
Statutory U.S. rates                 35.0%      35.0%      35.0%
Increase (decrease) in rates
  resulting from:
  Amortization of goodwill            2.0        1.7        1.2
  Foreign operations                  0.4        0.8        1.0
  Earnings/losses of equity
   companies                         (0.5)      (0.8)      (1.8)
  State and local income taxes,
    net of U.S. tax                   1.3        1.5        1.3
  Puerto Rico - Sec 936 Credit       (0.5)       --          --
  Other                               0.3       (1.2)       0.3
Effective tax rates                  38.0%      37.0%      37.0%
  A summary of the deferred tax accounts at December 31, follows:

In millions                                      1997       1996       1995
Current deferred assets and (liabilities):
  Differences between book and tax bases
    of inventories and receivables             $ 35.7     $ 37.9     $ 30.8
  Differences between book and tax
    expense for other employee related
    benefits and allowances                      44.2       39.3       35.3
  Provisions for restructure of
    operations and plant closings
    not yet deductible for tax purposes          12.5       11.1        9.4
  Other reserves and valuation
    allowances in excess of tax deductions       60.4       61.6       53.1
  Other differences between tax and
    financial statement values                    8.0       12.5      (10.1)
    Gross current deferred net tax assets       160.8      162.4      118.5
Noncurrent deferred tax assets and
  (liabilities):
  Tax items associated with equity companies     10.9       10.7       11.1
  Postretirement and postemployment
    benefits other than pensions in
    excess of tax deductions                    266.1      246.7      252.5
  Other reserves in excess of tax expense       112.2       80.5       65.0
  Tax depreciation in excess of book
    depreciation                                (66.8)     (60.2)     (85.5)
  Pension contributions in excess of
    book expense                                (36.9)     (52.0)     (51.2)
  Taxes provided for unrepatriated
    foreign earnings                            (28.5)     (28.5)     (28.5)
    Gross noncurrent deferred net tax assets    257.0      197.2      163.4
    Less:  deferred tax valuation allowances    (42.1)     (34.6)     (28.6)
      Total net deferred tax assets            $375.7     $325.0     $253.3

  A total of $28.5 million of deferred taxes have been provided for a portion of the undistributed earnings of subsidiaries operating outside of the United States. As to the remainder, these earnings have been, and under current plans, will continue to be reinvested. Therefore, it is not practicable to estimate the amount of additional taxes which may be payable upon repatriation.

NOTE 15 - BUSINESS SEGMENT INFORMATION:   A description of
business segments and operations by business segment and geographic area for the three years ended December 31, 1997, were as follows:

DESCRIPTION OF BUSINESS SEGMENTS
Ingersoll-Rand's operations are organized into four worldwide business segments: Standard Machinery; Engineered Equipment;
Bearings, Locks and Tools; and Thermo King.

Standard Machinery
The segment's products are categorized into four groups:

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

  Process Systems - consisted of pulp and paper processing equipment, pelleting equipment, filters, aerators and dewatering systems. This equipment was used in the pulp and paper, food and agricultural, and minerals-processing industries. This group was sold during 1996.

  Clark-Hurth - manufactured a broad line of axles and transmissions for the off-highway vehicle industry. This group was sold on February 14, 1997.

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

  Architectural Hardware - major products include locks, steel doors, door closers and exit devices used in commercial and residential construction and the retail hardware market. Prior to January 1, 1996, this group was the Door Hardware Group.

Thermo King
This segment principally operates in one industry, which includes the design, manufacture and distribution of transport temperature control equipment. These products are primarily used in the transport temperature control business for trailers, truck bodies, seagoing containers, buses and light-rail cars. Thermo King was acquired on October 31, 1997.

Operations by Business Segments
Dollar amounts in millions
For the years ended                         % of                % of                 % of
December 31                         1997   total        1996   total         1995   total
Standard Machinery
Sales                           $3,091.4     44%    $2,913.1     43%     $2,270.6     40%
Operating income                   360.6     45%       295.5     41%        222.6     41%
Operating income as % of sales      11.7%               10.1%                 9.8%
Identifiable assets              2,481.0             2,560.2              2,528.0
Depreciation and amortization       85.4                81.7                 62.7
Capital expenditures                59.9                59.9                 56.7

Engineered Equipment
Sales                              906.1     13%     1,307.7     20%      1,216.2     21%
Operating income                    40.6      5%       108.5     15%         49.5      9%
Operating income as % of sales       4.5%                8.3%                 4.1%
Identifiable assets                458.2               904.0              1,061.8
Depreciation and amortization       23.4                44.5                 40.0
Capital expenditures                19.2                36.7                 42.3

Bearings, Locks and Tools
Sales                            2,928.9     41%     2,482.1     37%      2,242.2     39%
Operating income                   408.1     50%       323.3     44%        269.1     50%
Operating income as % of sales      13.9%               13.0%                12.0%
Identifiable assets              1,808.2             1,391.0              1,208.1
Depreciation and amortization       88.5                74.0                 75.0
Capital expenditures                97.8                97.2                107.9

Thermo King
Sales                              176.9      2%          --                   --
Operating loss                      (0.2)     -%          --                   --
Operating loss as % of sales        (0.1)%                --                   --
Identifiable assets              2,808.4                  --                   --
Depreciation and amortization       13.6                  --                   --
Capital expenditures                 5.8                  --                   --

Total
Sales                            7,103.3    100%     6,702.9    100%      5,729.0    100%
Operating income                   809.1    100%       727.3    100%        541.2    100%
Operating income as % of sales      11.4%               10.9%                 9.4%
Identifiable assets              7,555.8             4,855.2              4,797.9
Depreciation and amortization      210.9               200.2                177.7
Capital expenditures               182.7               193.8                206.9
General corporate expenses
  charged to operating income      (48.8)              (43.8)               (44.2)
Operating income                   760.3               683.5                497.0

Unallocated
Interest expense                  (136.6)             (119.9)               (86.6)
Other income (expense), net         (2.1)                0.6                 11.2
Dresser-Rand income                  9.4                23.0                 22.0
Minority interests                 (17.3)              (18.9)               (14.5)
Earnings before income taxes       613.7               568.3                429.1
Corporate assets (a)               859.8               766.4                765.4

Total assets                    $8,415.6            $5,621.6             $5,563.3

(a) Corporate assets consist primarily of cash and cash equivalents, marketable securities, investments and advances, and other assets not directly associated with the operations of a business segment.

Operations by Geographic Area
In millions

                                 United                        Other    Adjustments/
                                 States      Europe    International    Eliminations    Consolidated
For the year 1997

Sales to customers             $4,619.4    $1,878.8           $605.1          $   --        $7,103.3
Transfers between geographic
  areas                           745.7        67.3             47.4          (860.4)             --
Total sales and transfers      $5,365.1     1,946.1            652.5          (860.4)       $7,103.3
Operating income from
  operations                   $  662.3        87.6             65.9            (6.7)       $  809.1
General corporate expenses
  charged to operating income                                                                  (48.8)
Operating income                                                                            $  760.3
Identifiable assets at
  December 31, 1997            $5,360.0     1,804.1            415.7           (24.0)       $7,555.8
Corporate assets                                                                               859.8
Total assets at
  December 31, 1997$8,415.6

For the year 1996

Sales to customers             $4,234.5     1,939.5            528.9              --        $6,702.9
Transfers between geographic
  areas                           689.0        49.8             43.5          (782.3)             --
Total sales and transfers      $4,923.5     1,989.3            572.4          (782.3)       $6,702.9
Operating income from
  operations                   $  578.0        92.9             55.1             1.3        $  727.3
General corporate expenses
  charged to operating income                                                                  (43.8)
Operating income                                                                            $  683.5
Identifiable assets at
  December 31, 1996            $3,262.1     1,286.6            323.8           (17.3)       $4,855.2
Corporate assets                                                                               766.4
Total assets at
  December 31, 1996                                                                         $5,621.6

For the year 1995

Sales to customers             $3,472.8     1,754.0            502.2              --        $5,729.0
Transfers between geographic
  areas                           568.5        60.9             42.5          (671.9)             --
Total sales and transfers      $4,041.3     1,814.9            544.7          (671.9)       $5,729.0
Operating income from
  operations                   $  391.5        97.5             51.7             0.5        $  541.2
General corporate expenses
  charged to operating income                                                                  (44.2)
Operating income                                                                            $  497.0
Identifiable assets at
  December 31, 1995            $3,183.9     1,305.3            319.8           (11.1)       $4,797.9
Corporate assets                                                                               765.4
Total assets at
  December 31, 1995                                                                         $5,563.3

International sales of U.S. manufactured products in millions were $1,246.3 in 1997, $1,191.9 in 1996 and $1,028.9 in 1995.

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

In millions                         1997        1996        1995
Benefits earned during the
  year                           $  39.7     $  38.7      $ 32.7
Interest cost on projected
  benefit obligation               123.1       113.5        99.7
Actual return on plan assets      (304.1)     (193.8)     (261.2)
Net amortization and deferral      158.7        65.9       157.7
  Net pension cost               $  17.4     $  24.3      $ 28.9

  The status of employee pension benefit plans at December 31, 1997 and 1996, was as follows:

                                              1997                          1996
                                    Overfunded    Underfunded     Overfunded  Underfunded
In millions                              plans          plans          plans        plans
Actuarial present value of
  projected benefit obligation,
  based on employment service to
  date and current salary levels:
  Vested employees                  $(1,573.8)       $(213.2)     $(1,194.1)     $(332.8)
  Nonvested employees                   (26.7)         (21.5)         (18.1)       (14.0)
  Accumulated benefit obligation     (1,600.5)        (234.7)      (1,212.2)      (346.8)
  Additional amount related to
    projected salary increases          (42.5)         (51.6)         (36.1)       (38.6)
Total projected benefit obligation   (1,643.0)        (286.3)      (1,248.3)      (385.4)
Funded assets at fair value           1,926.0          105.5        1,456.6        232.8
Assets in excess of (less than)
  projected benefit obligation          283.0         (180.8)         208.3       (152.6)
Unamortized net (asset) liability
  existing at date of adoption           (2.2)          15.0           (2.5)        17.2
Unrecognized prior service cost          35.5           11.9           35.6         12.8
Unrecognized net (gain) loss           (174.1)           3.4          (77.8)        23.9
Adjustment required to recognize
  minimum liability                        --           (2.4)             --       (14.6)
Prepaid (accrued) pension cost      $   142.2        $(152.9)     $   163.6      $(113.3)

  Plan investment assets of domestic plans are balanced between equity securities and cash equivalents or debt securities. Assets of foreign plans are invested principally in equity securities.
  The present value of benefit obligations for domestic plans at December 31, 1997 and 1996, was determined by using an assumed discount rate of 7.0% and 7.25%, respectively, an assumed rate of increase in future compensation levels of 4.75%, and an expected long-term rate of return on assets of 9.0%. The weighted averages of the actuarially assumed discount rate, long-term rate of return on assets and the rate for compensation increases for foreign plans were 8.0%, 8.75% and 5.5% in 1997, and 8.5%, 9.0% and 6.0% in 1996,
respectively.
  Most of the company's domestic employees are covered by savings and other defined contribution plans. Employer contributions and costs are determined based on criteria specific to the individual plans and amounted to approximately $28.3 million, $27.4 million and $24.9 million in 1997, 1996 and 1995, respectively.
  The company's costs relating to foreign defined contribution plans, insured plans and other foreign benefit plans were $11.0 million, $8.2 million and $4.8 million in 1997, 1996 and 1995, respectively.
  The existing pension rules require the recognition of a liability in the amount that the company's unfunded accumulated benefit obligation exceeds the accrued pension cost, with an equal amount recognized as an intangible asset. As a result, the company recorded a noncurrent liability of $2.4 million and $14.6 million in 1997 and 1996, respectively. Offsetting intangible assets were recorded in the Consolidated Balance Sheets.

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
In millions                                  1997           1996
Financial status of plans:
Accumulated postretirement benefits
   obligation (APBO):
   Retirees                               $(398.5)       $(436.4)
   Active employees                        (199.0)        (151.9)
                                           (597.5)        (588.3)
Plan assets at fair value                      --             --
Unfunded accumulated benefits
  obligation in excess of plan assets      (597.5)        (588.3)
Unrecognized net gain                       (62.0)         (42.3)
Unrecognized prior service benefits         (71.8)         (76.9)
Accrued postretirement benefits cost      $(731.3)       $(707.5)

  The components of net periodic postretirement benefits cost for the years ended December 31, were as follows:

In millions                                1997     1996    1995
Service cost, benefits attributed to
  employee service during the year        $ 7.9    $ 6.4   $ 5.2
Interest cost on accumulated
  postretirement benefit obligation        38.3     40.6    37.6
Net amortization and deferral              (6.7)    (5.7)   (5.6)
Net periodic postretirement benefits cost $39.5    $41.3   $37.2

  The discount rate used in determining the APBO was 7.0% and 7.25% at December 31, 1997 and 1996, respectively. The assumed health care cost trend rates used in measuring the accumulated postretirement benefits obligation were 8.30% in 1997 and 9.35% in 1996, respectively, declining each year to an ultimate rate by 2003 of 4.50% and 4.75% in 1997 and 1996, respectively.
  Increasing the health care cost trend rate by 1.0% as of December 31, 1997, would increase the APBO by 8.0%. The effect of this change on the sum of the service cost and interest cost components of net periodic postretirement benefits cost for 1997 would be an increase of 8.0%.





Report of Management

     The accompanying consolidated financial statements have been prepared by the company. They conform with generally accepted accounting principles and reflect judgments and estimates as to the expected effects of incomplete transactions and events being accounted for currently. The company believes that the accounting systems and related controls that it maintains are sufficient to provide reasonable assurance that assets are safeguarded, transactions are appropriately authorized and recorded, and the financial records are reliable for preparing such financial statements. The concept of reasonable assurance is based on the recognition that the cost of a system of internal accounting controls must be related to the benefits derived. The company maintains an internal audit function that is responsible for evaluating the adequacy and application of financial and operating controls, and for testing compliance with company policies and procedures.
     The Audit Committee of the board of directors is comprised entirely of individuals who are not employees of the company. This committee meets periodically with the independent accountants, the internal auditors and management to consider audit results and to discuss significant internal accounting controls, auditing and financial reporting matters. The Audit Committee recommends the selection of the independent accountants, who are then appointed by the board of directors, subject to ratification by the shareholders.
     The independent accountants are engaged to perform an audit of the consolidated financial statements in accordance with generally accepted auditing standards. Their report follows.

/S/ David W. Devonshire
David W. Devonshire
Senior Vice President and Chief Financial Officer



Report of Independent Accountants

                                               Price Waterhouse LLP
                                         4 Headquarters Plaza North
                                              Morristown, NJ  07962


February 3, 1998

To the Board of Directors and
Shareholders of Ingersoll-Rand Company:


     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Ingersoll-Rand Company and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP
Price Waterhouse LLP