Form 10-K, Exhibit 13
period 1998-12-31
INGERSOLL RAND CO
filed 1999-03-30
CIK 50485

Exhibit 13

Consolidated Statement of Income

In millions except per share amounts
For the years ended December 31     1998         1997         1996
Net sales                       $8,291.5     $7,103.3     $6,702.9
Cost of goods sold               6,046.6      5,263.7      5,029.9
Administrative, selling and
  service engineering
  expenses                       1,200.5      1,079.3        989.5
Operating income                 1,044.4        760.3        683.5
Interest expense                  (225.8)      (136.6)      (119.9)
Other income (expense), net        (22.0)       (21.5)       (18.8)
Equity in earnings of
 partially-owned affiliates         46.8         28.8         42.4
Minority interests                 (54.2)       (17.3)       (18.9)
Earnings before income taxes       789.2        613.7        568.3
Provision for income taxes         280.1        233.2        210.3
Net earnings                     $ 509.1     $  380.5     $  358.0
Basic earnings per share           $3.11        $2.33        $2.22
Diluted earnings per share         $3.08        $2.31        $2.21
See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheet

In millions except share amounts
December 31                                     1998         1997
Assets
Current assets:
Cash and cash equivalents                   $   71.9    $   104.9
Marketable securities                            5.7          6.9
Accounts and notes receivable, less
  allowance for doubtful accounts of
  $42.0 in 1998 and $33.9 in 1997            1,177.1      1,281.5
Inventories                                    940.8        854.8
Prepaid expenses                                88.7        136.0
Deferred income taxes                          143.4        160.8
                                             2,427.6      2,544.9
Investments in and advances with
 partially-owned equity affiliates             344.7        328.0
Property, plant and equipment, at cost:
Land and buildings                             683.3        682.7
Machinery and equipment                      1,733.0      1,592.5
                                             2,416.3      2,275.2
Less-accumulated depreciation                1,068.7        992.0
                                             1,347.6      1,283.2
Intangible assets, net                       3,774.3      3,833.0
Deferred income taxes                          235.9        214.9
Other assets                                   179.4        211.6
                                            $8,309.5     $8,415.6
Liabilities and Equity
Current liabilities:
Accounts payable and accruals               $1,488.6     $1,370.5
Loans payable                                  318.7        925.1
Customers' advance payments                     13.3         14.5
Income taxes                                    28.2         17.7
                                             1,848.8      2,327.8
Long-term debt                               2,166.0      2,528.0
Postemployment liabilities                     897.1        937.1
Minority interests                             133.6        127.9
Other liabilities                              154.0        153.4
                                             5,199.5      6,074.2
Company obligated mandatorily redeemable
  preferred securities of subsidiary trust
  holding solely debentures of the company     402.5           -
Shareholders' equity:
Common stock, $2 par value, authorized
  600,000,000 shares; issued:
  1998-168,883,779; 1997-167,410,183           337.8        334.8
Capital in excess of par value                 133.4         92.4
Retained earnings                            2,567.3      2,156.5
                                             3,038.5      2,583.7
Unallocated LESOP shares, at cost              (27.0)       (41.4)
Treasury stock, at cost                       (150.9)       (44.5)

Accumulated other comprehensive income        (153.1)      (156.4)
Shareholders' equity                         2,707.5      2,341.4
                                            $8,309.5     $8,415.6
See accompanying Notes to Consolidated Financial Statements.


Consolidated Statement of Shareholders' Equity

In millions

                                                    Capital in                                         Accumulated
                                Total                   excess                                               other
                         shareholders'  Common stock    of par    Retained   Unallocated   Treasury  comprehensive    Comprehensive
                               equity  Amount  Shares    value    earnings         LESOP      stock         income           income

Balance at December 31,
 1995
                             $1,795.5  $219.4   109.7   $121.6    $1,595.5        $(70.2)    $(11.5)        $(59.3)
Net earnings                    358.0                                358.0                                                   $358.0
Foreign currency translation    (16.5)                                                                       (16.5)           (16.5)
Reclassification adjustment                                                                                                     6.3
 Total comprehensive income                                                                                                  $347.8
Exercise of stock options        18.6     1.1     0.5     17.5
Issuance of shares under
  stock plans                     1.9     0.1     0.1      1.8
Allocation of LESOP shares       17.2                      2.6                      14.6
Cash dividends                  (83.9)                               (83.9)
Balance at December 31,
 1996                         2,090.8   220.6   110.3    143.5     1,869.6         (55.6)     (11.5)         (75.8)
Net earnings                    380.5                                380.5                                                     380.5
Foreign currency translation    (80.6)                                                                       (80.6)           (80.6)
Reclassification adjustment                                                                           3.1
 Total comprehensive income                                                                        $303.0
Issuance of shares under
  stock plans                     2.8     0.1     0.1      2.7
Exercise of stock options        52.6     2.7     1.3     49.9
Stock split 3-for-2                -    111.4    55.7   (111.4)
Allocation of LESOP shares       21.9                      7.7                      14.2
Purchase of treasury shares     (33.0)                                                       (33.0)
Cash dividends                  (93.6)                              (93.6)
Balance at December 31,
 1997                         2,341.4   334.8   167.4     92.4    2,156.5          (41.4)    (44.5)         (156.4)
Net earnings                    509.1                               509.1                                                      509.1
Foreign currency translation      3.3                                                                          3.3              3.3
 Total comprehensive income                                                                                                  $512.4
Issuance of shares under
  stock plans                     2.2     0.1     0.1      2.1
Exercise of stock options        45.8     2.9     1.4     42.9
Issuance of equity-linked
  securities                    (16.4)                   (16.4)
Allocation of LESOP shares       26.8                     12.4                      14.4
Purchase of treasury shares    (106.4)                                                      (106.4)
Cash dividends                  (98.3)                             (98.3)
Balance at December 31,
 1998                        $2,707.5  $337.8   168.9   $133.4  $2,567.3          $(27.0)  $(150.9)       $(153.1)

Consolidated Statement of Cash Flows

In millions
For the years ended December 31              1998         1997       1996
Cash flows from operating activities:
 Net earnings                             $ 509.1     $  380.5    $ 358.0
 Adjustments to arrive at net cash
   provided by operating activities:
   Depreciation and amortization            282.6        212.3      202.6
   Gain on sale of businesses                (6.6)        (7.7)     (58.0)
   Gain on sale of property, plant
     and equipment                           (9.6)        (3.2)     (10.3)
   Minority interests, net of dividends      31.4         14.9       18.0
   Equity earnings/losses,
     net of dividends                       (38.3)       (19.9)     (35.6)
   Deferred income taxes                      1.6          8.2       (4.5)
   Other items                               26.7         27.1       12.3
   Restructure of operations                    -         38.7       42.4
 Changes in assets and liabilities
   (Decrease) increase in:
     Accounts and notes receivable           98.2        (21.5)      (1.0)
     Inventories                            (76.8)        48.7       (5.3)
     Other current and noncurrent
       assets                                22.7         (5.2)     (36.8)
(Increase) decrease in:
     Accounts payable and accruals           91.7         53.8      (17.8)
     Other current and noncurrent
        liabilities                         (33.7)       (23.2)     (78.3)
   Net cash provided by operating
      activities                            899.0        703.5      385.7

Cash flows from investing activities:
 Capital expenditures                      (221.0)      (186.0)    (195.0)
 Proceeds from sales of property,
   plant and equipment                       24.6         34.8       33.3
 Proceeds from business dispositions         58.0        252.8      183.8
 Acquisitions, net of cash*                 (55.6)    (2,891.3)    (133.5)
 Decrease (increase) in marketable
    securities                                1.4         (0.4)      (3.6)
 Cash (invested in) or advances (to)
    from equity companies                     9.2         47.6      (34.9)
    Net cash used in investing
      activities                           (183.4)    (2,742.5)    (149.9)

Cash flows from financing activities:
 (Decrease) increase in short-term
   borrowings                              (712.4)       685.8      (24.3)
 Debt issuance costs                            -        (19.1)         -
 Proceeds from long-term debt                 0.2      1,508.6        0.1
  Payments of long-term debt               (261.2)      (133.8)    (104.7)
  Net change in debt                       (973.4)     2,041.5     (128.9)
  Issuance of equity-linked securities      402.5           -          -
  Equity-linked securities issuance costs
    and fees                                (12.9)          -          -
  Net proceeds from issuance of equity-
    linked securities                       389.6           -           -
 Proceeds from exercise of stock
   options                                   36.1         43.3       16.3
 Purchase of treasury stock                (106.4)       (33.0)         -
  Dividends paid                            (98.3)       (93.6)     (83.9)
   Net cash (used in) provided by
      financing activities                 (752.4)     1,958.2     (196.5)

Effect of exchange rate changes on cash
  and cash equivalents                        3.8          1.6        7.5
 Net (decrease) increase in cash
   and cash equivalents                     (33.0)       (79.2)      46.8
 Cash and cash equivalents-
    beginning of year                       104.9        184.1      137.3
Cash and cash equivalents-end of year    $   71.9    $   104.9    $ 184.1

*Acquisitions:
 Working capital, other than cash        $  (13.5)   $  (113.8)   $ (22.1)
 Property, plant and equipment              (14.5)      (186.6)     (33.1)
 Intangibles and other assets               (34.9)    (2,739.5)     (81.7)
  Long-term debt and other liabilitie         7.3        148.6        3.4
    Net cash used to acquire businesses  $  (55.6)   $(2,891.3)   $(133.5)

Cash paid during the year for:
 Interest, net of amounts capitalized     $ 207.4    $   136.1    $ 120.2
  Income taxes                              272.0        227.0      262.3
See accompanying Notes to Consolidated Financial Statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Ingersoll-Rand is a multinational manufacturer of primarily nonelectrical industrial equipment and components. The company's principal lines of business are air compressors, architectural hardware products, automotive parts and components, construction equipment, golf cars and utility vehicles, pumps, tools and transport temperature control systems. The company's broad product line has applications in numerous industries including automotive, construction, utilities, housing, recreational and transportation, as well as the general industrial market. A summary of significant accounting policies used in the preparation of the accompanying financial statements follows:

Principles of Consolidation: The consolidated financial statements include the accounts of all wholly-owned and majority-owned subsidiaries. Intercompany transactions and balances have been eliminated. Partially-owned equity affiliates companiesare accounted for under the equity method. In conformity with generally accepted accounting principles, management has used estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications: Certain amounts in the financial statements and notes have been reclassified to conform to the 1998 presentation.

Cash Equivalents: The company considers all highly liquid investments, consisting primarily of time deposits and commercial paper with maturities of three months or less when purchased, to be cash equivalents. Cash equivalents were $10.8 million and $16.2 million at December 31, 1998 and 1997, respectively.

Inventories: Inventories are generally stated at cost, which is not in excess of market. Domestically manufactured inventories of standard products are valued on the last-in, first-out (LIFO) method and all other inventories are valued using the first-in, first-out (FIFO) method.

Property and Depreciation: The company principally uses accelerated depreciation methods for assets placed in service prior to December 31, 1994, and the straight-line method for assets acquired subsequent to that date.

Intangible Assets: Intangible assets primarily represent the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Such excess costs are being amortized on a straight-line basis generally over 40 years. Goodwill at December 31, 1998 and 1997, was $3.7 billion and $3.8 billion, respectively. Intangible assets are evaluated for impairment whenever circumstances indicate that the carrying amounts may not be recoverable. Intangible assets also represent costs allocated to patents, tradenames and other specifically identifiable assets arising from business acquisitions. These assets are amortized on a straight-line basis over their estimated useful lives. Accumulated amortization at December 31, 1998 and 1997, was $248.2 million and $137.7 million, respectively. Amortization of intangible assets was $110.5 million, $54.7 million and $38.0 million in 1998, 1997 and 1996, respectively.

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

Research, Engineering and Development Costs: Research and development expenditures, including engineering costs, are expensed when incurred and amounted to $258.6 million in 1998, $215.5 million in 1997 and $209.3 million in 1996.

Comprehensive Income: As of January 1, 1998, the company adopted Statement of Financial Accounting Standards (SFAS) No. 130 "Reporting Comprehensive Income." The statement establishes new rules for the reporting and display of comprehensive income and its components. Comprehensive income includes net income, and currently in the case of the company, only foreign currency translation adjustments. The amounts shown as reclassification adjustments relate to the accumulated foreign currency translation adjustment of entities that had been sold, and thus included in net earnings of the current period. Prior year financial statements have been reclassified to conform with the requirements of SFAS
130. These disclosure requirements had no impact on financial position or results of operations.

Foreign Currency: Assets and liabilities of foreign entities, where the local currency is the functional currency, have been translated at year-end exchange rates, and income and expenses have been translated using weighted average-for-the-year exchange rates. Adjustments resulting from translation have been recorded in accumulated other comprehensive income and are included in net earnings only upon sale or liquidation of the underlying foreign investment.

For foreign entities where the U.S. dollar is the functional currency, inventory and property balances and related income statement accounts have been translated using historical exchange rates, and resulting gains and losses have been credited or charged to net earnings.

Foreign currency transactions and translations recorded in the income statement decreased net earnings by $8.8 million, $0.5 million and $3.5 million in 1998, 1997 and 1996, respectively. Accumulated other comprehensive income was increased in 1998 by $3.3 million, and decreased in 1997 and 1996 by $80.6 million and $16.5 million, respectively, due to foreign currency equity adjustments related to translation and dispositions.

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

During 1998, the company also purchased forward contracts to mitigate the exposure of forecasted future cash flows of foreign subsidiaries. These contracts range in duration from one to 12 months. Gains and losses associated with the change in fair market value of these contracts are recorded in other income.

Earnings Per Share: Basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on the weighted average number of common shares outstanding as well as dilutive potential common shares, which in the company's case comprise shares issuable under stock benefit plans. The weighted average number of common shares outstanding for basic earnings per share calculations were 163,669,777, 163,206,932 and 161,238,547 for 1998, 1997 and 1996,
respectively. For diluted earnings per share purposes, these balances increased by 1,812,035, 1,617,803 and 1,031,137 shares for 1998, 1997 and 1996, respectively, due to the effect of common equivalent shares which were issuable under the company's stock benefit plans.

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

New Accounting Standard: In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement will become effective beginning January 1, 2000. The company is currently evaluating the impact of adopting the standard and will comply as required.

NOTE 2 - ACQUISITIONS OF BUSINESSES: In the first quarter of 1998, the company acquired for approximately $15.4 million in cash, substantially all the assets of Johnstone Pump Company (Johnstone). Johnstone manufactures industrial piston pumps, automated dispensing systems and related products for use primarily in the automotive industry. Also in the first quarter of 1998, the company acquired for approximately $18 million in cash, the door hardware technology and intellectual property relating to residential door locksets from the Master Lock unit of Fortune Brands, Inc. The Master Lock transaction covers patents and certain manufacturing assets used to produce residential locks, excluding padlocks. In the third quarter of 1998, the company acquired full ownership of GHH-RAND Schraubenkompressoren GmbH & Co. KG (GHH-RAND), a manufacturer of air ends for air compressors. The company previously owned 50 percent of GHH-RAND Schraubenkompressoren GmbH & Co. KG (GHH-RAND). In addition, during 1998, the company purchased several smaller businesses. Pro forma results, assuming the acquisitions had occurred at the beginning of the year, would not have been significantly different than those reported.

On October 31, 1997, the company acquired Thermo King Corporation (Thermo King), from Westinghouse Electric Corporation, for approximately $2.56 billion in cash. Thermo King is the world leader in the transport temperature-control business for trailers, truck bodies, seagoing containers, buses and light-rail cars. The following unaudited pro forma consolidated results of operations for the years ended December 31, 1997 and 1996, reflect the acquisition as though it occurred at the beginning of the periods after adjustments for the impact of interest on acquisition debt, depreciation and amortization of assets, including goodwill, to reflect the purchase price allocation:
                                                (Unaudited)
In millions except per share amounts       1997            1996
Sales                                  $7,965.4        $7,698.4
Net earnings                              390.1           342.2
Basic earnings per share                  $2.39           $2.12
Diluted earnings per share                 2.37            2.11

The above pro forma results are not necessarily indicative of what the actual results would have been had the acquisition occurred at the beginning of the period. Further, the pro forma results are not intended to be a projection of future results of the combined companies.

On April 3, 1997, the company completed the acquisition of Newman
Tonks Group PLC (Newman Tonks), a producer of architectural hardware, for approximately $370 million. Newman Tonks is a leading manufacturer, specifier and supplier of branded architectural hardware products.

On August 27, 1996, the company acquired for $34.3 million in cash and the assumption of certain liabilities, substantially all of the assets of Zimmerman International Corporation (Zimmerman). Zimmerman manufactures equipment and systems that assist in handling or lifting tools, components and materials for a variety of industrial operations. On January 31, 1996, the company acquired for $95.4 million in cash and the assumption of certain liabilities, the Steelcraft Division of MascoTech, Inc. Steelcraft manufactures a wide range of cold-rolled and galvanized steel doors for use primarily in nonresidential construction.

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

NOTE 3 - DISPOSITIONS AND RESTRUCTURE OF OPERATIONS: In the first quarter of 1998, the company completed the sale of Ing. G. Klemm Bohrtechnik GmbH. Also, during 1998, the company sold certain assets of Ingersoll-Rand Architectural Hardware Group Limited (formerly Newman Tonks Group PLC). Sale proceeds approximated the book value of these assets. In the third quarter of 1998, the company sold the Spra-Coupe product line, which was reported as part of the Specialty Vehicles Segment. The sale price of approximately $35 million resulted in a $9 million gain.
On February 14, 1997, the company sold the Clark-Hurth
Components Group (Clark-Hurth) to Dana Corporation for approximately $241.5 million of net cash. This group's 1997 results, inclusive of the sale transaction, produced operating income for the first quarter of approximately $2.7 million, but on an after-tax basis, reduced net earnings by approximately $3.6 million.

In the fourth quarter of 1997, the company's 51-percent owned joint venture, Ingersoll-Dresser Pump Company (IDP), recorded a restructuring charge of $24 million. The charge included the costs of personnel reductions in administrative and sales support and the consolidation of repair and service operations. An additional charge of $14.7 million was recorded in 1997 for the writedown of assets held for sale by the Specialty Vehicles Segment.

During 1996, the company sold the assets of the Pulp Machinery Division (the largest unit in the Process Systems Group) for approximately $122.3 million for a pretax gain of $45 million. Also, the company sold the remaining assets of the Process Systems Group. The sale was completed during the fourth quarter of 1996 at a price of approximately $58 million in cash for a pretax gain of approximately $10 million.

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

NOTE 4 - INVENTORIES:  At December 31, inventories were as follows:

In millions                                  1998           1997
Raw materials and supplies               $  186.2       $  174.1
Work-in-process                             246.5          218.6
Finished goods                              653.5          613.8
                                          1,086.2        1,006.5
Less-LIFO reserve                           145.4          151.7
Total                                    $  940.8       $  854.8

Work-in-process inventories are stated after deducting customer progress payments of $17.8 million in both 1998 and 1997. At
December 31, 1998 and 1997, LIFO inventories comprised approximately 43 percent and 40 percent, respectively, of consolidated inventories.

During the current year, there were no liquidations of LIFO layers. However, during 1997 and 1996 certain inventory quantities were reduced, resulting in partial liquidations of LIFO layers. This decreased cost of goods sold by $4.1 million in 1997 and $4.8 million in 1996. These liquidations increased net earnings in 1997 and 1996 by approximately $2.5 million and $2.9 million, respectively.

NOTE 5 - INVESTMENTS IN PARTIALLY-OWNED EQUITY AFFILIATES: The company has numerous investments, ranging from 20 percent to 50 percent, in companies that operate in similar lines of business.

The company's investments in and amounts due to partially-owned equity affiliates amounted to $380.9 million and $36.2 million, respectively, at December 31, 1998, and $354.2 million and $26.2 million, respectively, at December 31, 1997. The company's equity in the net earnings of its partially-owned equity affiliates was $46.8 million, $28.8 million and $42.4 million in 1998, 1997 and 1996, respectively. The company's 1997 earnings were reduced by $13.9 million due to a restructuring charge at one of its partially-owned equity affiliates.

The company received dividends based on its equity interests in these companies of $8.5 million, $8.7 million and $6.8 million in 1998, 1997 and 1996, respectively.

Summarized financial information for these partially-owned equity affiliates at December 31, and for the years then ended:

In millions                                  1998           1997
Current assets                           $  985.1       $  959.6
Property, plant and equipment, net          490.5          506.7
Other assets                                 57.7           73.7
Total assets                             $1,533.3       $1,540.0
Current liabilities                      $  526.5       $  610.8
Long-term debt                               65.9           75.3
Other liabilities                           170.0          227.1
Total shareholders' equity                  770.9          626.8
Total liabilities and equity             $1,533.3       $1,540.0

In millions                    1998          1997           1996
Net sales                  $1,996.2      $2,048.4       $2,070.4
Gross profit                  353.6         382.4          391.7
Net earnings                   90.6          59.4           89.5

NOTE 6 - ACCOUNTS PAYABLE AND ACCRUALS: Accounts payable and accruals at December 31, were:

In millions                                  1998           1997
Accounts payable                         $  470.2       $  411.1
Accrued:
  Payrolls and benefits                     272.2          253.1
  Taxes other than income                    48.2           41.4
  Insurance and claims                      111.0          114.5
  Postemployment benefits                    70.2           68.7
  Warranties                                 80.7           76.2
  Interest                                   48.6           41.5
Other accruals                              387.5          364.0
                                         $1,488.6       $1,370.5

NOTE 7 - FINANCIAL INSTRUMENTS: The company, as a large multinational company, maintains significant operations in foreign countries. As a result of these global activities, the company is exposed to changes in foreign currency exchange rates, which affect the results of operations and financial condition. The company manages exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of financial instruments.

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

At December 31, the contractual amounts were:

In millions                      1998                 1997
                             Buy      Sell        Buy      Sell
Australian dollars        $  2.4    $ 11.5     $ 19.5    $  0.5
Brazilian reais               -       13.8          -         -
British pounds              26.3     163.0       37.0     113.7
Canadian dollars             2.0      42.9       20.3      12.4
Czech koruna                   -      10.9          -      16.2
Danish krona                 5.9       5.9          -         -
Deutsche marks              17.6     216.4       27.1     194.0
Dutch guilders               1.0      10.3          -       0.8
French francs                7.8      64.9        2.7      64.0
Irish punts                  7.6       0.2       71.7         -
Italian lire                68.6      33.9       47.0      32.9
Japanese yen                 2.8      20.5       20.4       4.9
New Zealand dollars          3.0       6.4          -         -
Singapore dollars             -       12.0        4.3         -
Spanish pesetas             10.3      20.2        5.5      18.9
Other                        6.0       9.1        6.0       7.5
  Total                   $161.3    $641.9     $261.5    $465.8

Forward contracts utilized by the company have maturities of one to 12 months.

The company's forward contracts that hedge transactions or firm commitments do not subject the company to risk due to foreign exchange rate movement, since gains and losses on these contracts generally offset losses and gains on the assets, liabilities or other transactions being hedged. Contracts purchased to mitigate the variability of future cash flows of foreign subsidiaries bear market risk to the extent actual transacted amounts vary from the forecasted amounts. All gains and losses on these contracts have been included in earnings.

The counterparties to the company's forward contracts consist of a number of major international financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis and present no significant credit risk to the company.

The carrying value of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarizes the estimated fair value of the company's remaining financial instruments at December 31:

In millions                                  1998           1997
Long-term debt:
Carrying value                           $2,166.0       $2,528.0
Estimated fair value                      2,299.7        2,587.4
Forward contracts:
Contract (notional) amounts:
  Buy contracts                          $  161.3       $  261.5
  Sell contracts                            641.9          465.8
Fair (market) values:
  Buy contracts                             164.2          260.9
  Sell contracts                            649.8          461.6

Fair value of long-term debt was determined by reference to the December 31, 1998 and 1997, market values of comparably rated debt instruments. Fair values of forward contracts are based on dealer quotes at the respective reporting dates.

NOTE 8 - LONG-TERM DEBT AND CREDIT FACILITIES:
At December 31, long-term debt consisted of:

In millions                                 1998            1997
6 7/8% Notes Due 2003                     $100.0        $  100.0
6.255% Notes Due 2001                      400.0           400.0
9% Debentures Due 2021                     125.0           125.0
7.20% Debentures Due 2025                  150.0           150.0
6.48% Debentures Due 2025                  150.0           150.0
6.391% Debentures Due 2027                 200.0           200.0
6.443% Debentures Due 2027                 200.0           200.0
Medium-term Notes Due 2000-2028, at
  an average rate of 6.45%                 679.9         1,039.9
9.75% Clark Debentures Due 2001            100.0           100.0
Clark Medium-term Notes Due 2023,
  at an average rate of 8.22%               50.2            50.2
Other domestic and foreign
  loans and notes, at end-
  of-year average interest
  rates of 6.278% in 1998
  and 7.321% in 1997, maturing
  in various amounts to 2013                10.9           12.9
                                        $2,166.0       $2,528.0

Debt retirements for the next five years are as follows:
$251.8 million in 1999, $71.7 million in 2000, $734.8 million in 2001, $82.4 million in 2002 and $196.5 million in 2003.

In December 1998, the company repurchased $110.0 million of its medium-term notes for $116.9 million including accrued interest.
The average coupon of the notes repurchased was 6.53% with maturities ranging from 2000 to 2005.

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

At December 31, 1998, the company had a 364-day and a five-year committed revolving credit line totalling $1.0 billion, both of which were unused. These lines provide support for commercial paper and indirectly provide support for other financing instruments, such as letters of credit and comfort letters, as required in the normal course of business. The company compensates banks for these lines with fees equal to a weighted average of 0.065% per annum. Available foreign lines of credit were $454.2 million, of which $395.8 million were unused at December 31, 1998. No major cash balances were subject to withdrawal restrictions. At December 31, 1998, the average rate of interest for loans payable, excluding the current portion of long-term debt, was 8.306%.

Capitalized interest on construction and other capital projects amounted to $4.0 million, $3.2 million and $4.6 million in 1998, 1997 and 1996, respectively. Interest income, included in other income (expense), net, was $11.8 million, $14.9 million and $10.3 million in 1998, 1997 and 1996, respectively.

NOTE 9 - COMMITMENTS AND CONTINGENCIES: The company is involved in various litigations, claims and administrative proceedings, including environmental matters, arising in the normal course of business. In assessing its potential environmental liability, the company bases its estimates on current technologies and does not discount its liability or assume any insurance recoveries. Amounts recorded for identified contingent liabilities are estimates, which are reviewed periodically and adjusted to reflect additional information when it becomes available. Subject to the uncertainties inherent in estimating future costs for contingent liabilities, management believes that recovery or liability with respect to these matters would not have a material effect on the financial condition, results of operations, liquidity or cash flows of the company for any year.

During 1997, the company established two wholly-owned special purpose subsidiaries to purchase accounts and notes receivable at a discount from the company on a continuous basis. These special purpose subsidiaries simultaneously sell an undivided interest in these accounts and notes receivable to a financial institution up to a maximum of $170 million. The agreements between the special purpose corporations and the financial institution will expire in one-year periods. These agreements will be renewed with either the current or another financial institution. The company is retained as the servicer of the pooled receivables. Prior to 1997, the company had sold an undivided interest in the accounts and notes receivable directly to financial institutions. During 1998, 1997 and 1996, such sales of receivables amounted to $723.7 million, $614.0 million and $593.7 million, respectively. At December 31, 1998 and 1997, $170 million and $150 million, respectively, of such sold receivables remained uncollected.

Receivables, excluding the designated pool of accounts and notes receivable, sold during 1998, 1997 and 1996 with recourse, amounted to $63.2 million, $56.9 million and $147.4 million, respectively. At December 31, 1998 and 1997, $13.1 million and $13.3 million, respectively, of such receivables sold remained uncollected.

As of December 31, 1998, the company had no significant concentrations of credit risk in trade receivables due to the large number of customers which comprised its receivables base and their dispersion across different industries and countries.

In the normal course of business, the company has issued several direct and indirect guarantees, including performance letters of credit, totalling approximately $91.7 million at December 31, 1998. The company has also guaranteed the residual value of leased product in the aggregate amount of $28.9 million. Upon the termination of a dealer, a newly selected dealer generally acquires the assets of the prior dealer and assumes any related financial obligation. Accordingly, the risk of loss to the company is minimal, and historically, only immaterial losses have been incurred relating to these arrangements. Management believes these guarantees will not adversely affect the consolidated financial statements.

Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased. Total rental expense was $75.0 million in 1998, $76.2 million in 1997 and $66.9 million in 1996. Minimum lease payments required under noncancellable operating leases with terms in excess of one year for the next five years and thereafter, are as follows: $42.9 million in 1999, $31.1 million in 2000, $19.0 million in 2001, $11.8 million in 2002, $8.6 million in 2003 and $6.6 million thereafter.

NOTE 10 - EQUITY-LINKED SECURITIES: In March 1998, the company, together with Ingersoll Financing I, a Delaware statutory business trust of the company (Finance Trust), issued an aggregate of (a) 16,100,000 equity-linked securities, and (b) 1,610,000 Finance Trust 6.22% capital securities, each with a $25 stated liquidation amount (the capital securities). The equity-linked securities consisted of (a) 14,490,000 income equity-linked securities (income securities), and (b) 1,610,000 growth equity-linked securities (growth securities).

Each equity-linked security consists of a unit comprised of (a) a contract to purchase from the company no later than May 16, 2001, a number of shares of the company's common stock determined in accordance with a specified formula and to receive an annual contract adjustment payment until May 15, 2001 of 0.53%, (in the case of an income security), or 0.78% (in the case of a growth security), and (b) either beneficial ownership of a capital security (in the case of an income security), or a 1/40 undivided beneficial interest in a zero coupon U.S. Treasury Security maturing May 15, 2001 (in the case of a growth security). Under the terms of the stock purchase contracts, the company will issue between 6.9 million and 8.3 million common shares by May 16, 2001. The capital securities associated with the income securities and the U.S. Treasury Securities associated with the growth securities have been pledged as collateral to secure the holders' obligations in respect of the common stock purchase contracts.

The capital securities were issued by the Finance Trust and are entitled to a distribution rate of 6.22% per annum of their $25 stated liquidation amount. The Finance Trust utilized the proceeds from the issuance of the equity-linked and capital securities to purchase $402.5 million of the company's 6.22% Debentures due May 16, 2003. The Debentures are the sole asset of the Finance Trust. The interest rate on the 6.22% Debentures and the distribution rate on the capital securities and common securities of the Finance Trust are to be reset, subject to certain limitations, effective May 16, 2001.

The company has recorded the present value of the contract adjustment payments, totalling $6.4 million, as a liability and a reduction of shareholders' equity. The liability will be reduced as the contract adjustment payments are made. The company has the right to defer the contract adjustment payments and the payment of interest on the 6.22% Debentures, but any such election will subject the company to restrictions on the payment of dividends on, and redemption of, its outstanding shares of common stock, and on the payment of interest on, or redemption of, debt securities of the company junior in rank to the 6.22% Debentures.

The company paid costs of approximately $12.9 million in connection with the issuance of the equity-linked securities and the capital securities. The portion of such costs which relate to the issuance of the stock purchase contracts has been recorded as a reduction of shareholders' equity.

NOTE 11 - COMMON STOCK: In May 1997, the board of directors authorized the repurchase of up to 15.0 million shares of the company's common stock at management's discretion. Shares repurchased will be used to replenish the company's treasury shares, which were substantially depleted by a transfer of shares to the Leveraged Employee Stock Ownership Plan, and for general corporate purposes. The number of treasury shares at December 31, 1998, and December 31, 1997, were 4,494,930 and 2,001,432, respectively.

In August 1997, the board of directors declared a three-for-two stock split of the company's common stock. The stock split was made in the form of a stock dividend, and was paid on September 2, 1997, to shareholders of record on August 19, 1997. All prior year per share amounts have been restated to reflect the stock split.

In November 1998, the company adopted a new shareholder rights plan to replace the plan which expired on December 22, 1998. Under the new plan, one right was distributed for each share of Ingersoll-Rand common stock outstanding at the close of business on December 22, 1998.

Initially, the rights are attached to the common stock and are not exercisable. The rights become exercisable and will trade separately from the common stock 10 days following the first public announcement that any person or group has acquired at least 15 percent of the company's outstanding common stock, or on the 10th day following the commencement or the announcement of an intention to commence a tender offer, which would result in that person or group acquiring beneficial ownership of att least 15 percent of the outstanding shares of common stock. Each right would entitle the holder to purchase one-thousandth of a share of Series A Preference Stock at an exercise price of $200.

If any person or group acquires 15 percent or more of the company's common stock, the rights not held by the 15-percent shareholder would become exercisable to purchase the company's common stock at a 50-percent discount. The plan provides that, at any time after a person or group becomes an acquiring person and prior to the acquisition by that person or group of 50 percent or more of the outstanding common stock, the board may exchange the rights (other than the rights held by the acquiring person, which will have become void), at an exchange ratio of one share of common stock per right.

The new rights will expire on December 22, 2008, unless earlier redeemed or exchanged by the company, as provided in the rights plan. The company may elect to redeem the rights at $0.01 per right.

NOTE 12 - LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN: The company's sponsors a Leveraged Employee Stock Ownership Plan (LESOP) for eligible employees. The LESOP is used to fund certain employee benefit plans. At December 31, 1998, and December 31, 1997, the LESOP held approximately 1.1 million and 1.7 million shares, respectively, which are unallocated. The carrying value0 offor the unallocated shares was $27.0 million and $41.4 million at December 31, 1998, and December 31, 1997, respectively, and is classified as a reduction of shareholders' equity pending allocation to participants. At December 31, 1998, the LESOP owed the company $15.6 million payable in monthly installments through 2001.
Company contributions to the LESOP and dividends on unallocated shares are used to make loan principal and interest payments. With each principal and interest payment, the LESOP allocates a portion of the common stock to participating employees.

NOTE 13 - INCENTIVE STOCK PLANS: Under the company's Incentive Stock Plans, key employees have been granted options to purchase common shares at prices not less than the fair market value at the date of the grant. Options become exercisable one year after the date of the grant and expire at the end of ten years. The plans, approved in 1985, 1990, 1995 and 1998, also authorize stock appreciation rights (SARs) and stock awards.

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the company continues to account for its stock plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, compensation expense has been recognized for SARs (which were generally settled for cash) and for stock awards. Under SFAS No. 123, compensation cost for the applicable provisions of the company's incentive stock plans would be determined based upon the fair value at the grant date for awards issued since 1996. Applying this methodology would have reduced net earnings and diluted earnings per share by approximately $14.7 million and nine cents per share for 1998; $10.0 million and six cents per share for 1997 and $6.7 million and four cents per share for 1996. On December 15, 1996, the company cancelled SARs which were previously attached to 2,758,500 stock options. Included in the SFAS No. 123 expense figures for 1997 and 1996 were approximately $1.5 million (or one cent per share) and $2.9 million (or two cents per share), respectively, for the cost of this revocation. The average fair values of the options granted during 1998, 1997 and 1996, were estimated at $8.06, $8.55 and $7.31, respectively, on the date of grant, using the Black-Scholes option-pricing model, which included the following assumptions:

                                   1998           1997           1996
Dividend yield                     1.42%          1.61%          1.86%
Volatility                        25.76%         22.59%         22.52%
Risk-free interest rate            5.39%          6.52%          6.17%
Forfeiture rate                     --              --             --
Expected life                    4 years        4 years        4 years

Changes in options outstanding under the plans were as follows:

                               Shares subject       Option price
                                    to option    range per share
January 1, 1997                     5,955,150       $13.83-31.13
Granted                             2,031,000        30.33-41.28
Exercised                          (1,905,250)       13.83-28.54
Cancelled                             (37,500)       26.21-26.63
December 31, 1997                   6,043,400       $13.83-41.28
Granted                             2,280,250        37.03-47.03
Exercised                          (1,419,525)       13.83-40.47
Cancelled                             (69,600)       24.08-41.28
December 31, 1998                   6,834,525       $13.83-47.03

At December 31, 1998, there were 387,800 SARs outstanding with no stock options attached. The company has reserved 13,320,672 shares for future awards at December 31, 1998. In addition, 554,875 654,875 shares of common stock were reserved for future issue, contingent upon attainment of certain performance goals and future service.

 The following table summarizes information concerning currently outstanding and exercisable options:

                                     Options                Options
                                   outstanding            exercisable
                               Weighted    Weighted               Weighted
                     Number average average Number average Range of outstanding remaining exercise exercisable exercise
  exercise price  at 12/31/98    life       price    at 12/31/98    price

  $14.77-$15.00        15,750     0.4      $14.77         15,750   $14.77
   15.01- 20.00       166,275     2.3       16.32        166,275    16.32
   20.01- 25.00     1,749,700     5.2       22.91      1,749,700    22.91
   25.01- 30.00       982,500     7.3       26.31        982,500    26.31
   30.01- 35.00     1,515,800     8.3       33.62      1,515,800    33.62
   35.01- 40.00        30,000     9.0       37.03              -        -
   40.01- 45.00     2,264,100     9.1       42.23        131,000    40.51
   45.01- 47.03       110,400     9.4       46.18              -        -
  $14.77-$47.03     6,834,525                          4,561,025

The company also maintains a shareholder-approved Management Incentive Unit Award Plan. Under the plan, qualifying executives are awarded incentive units. When dividends are paid on common stock, dividends are awarded to unit holders, one-half of which is paid in cash, the remaining half of which is credited to the participant's account in the form of so-called common stock equivalents. The fair value of accumulated common stock equivalents is paid in cash upon the participant's retirement. The number of common stock equivalents credited to participants' accounts at December 31, 1998 and 1997, are 513,470 and 552,828 respectively.

NOTE 14 - INCOME TAXES: Earnings before income taxes for the years ended December 31, were taxed within the following jurisdictions:

In millions                    1998          1997           1996
United States                $593.8        $463.2         $467.3
Foreign                       195.4         150.5          101.0
Total                        $789.2        $613.7         $568.3

The provision for income taxes was as follows:

In millions                    1998          1997           1996
Current tax expense:
  United States              $194.0        $179.2         $186.6
  Foreign                      78.2          66.3           49.5
  Total current               272.2         245.5          236.1
Deferred tax expense:
  United States                13.1          (0.9)         (16.4)
  Foreign                      (5.2)        (11.4)          (9.4)
  Total deferred                7.9         (12.3)         (25.8)
  Total provision for
    income taxes             $280.1        $233.2         $210.3

The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory income tax rate to pretax income, as a result of the following differences:

                                       Percent of pretax income
                                     1998       1997       1996
Statutory U.S. rates                 35.0%      35.0%      35.0%
Increase (decrease) in rates
  resulting from:
  Amortization of goodwill            2.2        2.0        1.7
  Foreign operations                  0.6        0.4        0.8
 Foreign sales corporation           (1.8)      (0.9)      (0.8)
  Earnings/losses of equity
   companies                         (0.7)      (0.5)      (0.8)
  State and local income taxes,
    net of U.S. tax                   2.0        1.3        1.5
  Puerto Rico - Sec 936 Credit       (2.0)      (0.5)       --
  Other                              (0.2)       1.2       (0.4)
Effective tax rate                   35.5%      38.0%      37.0%

A summary of the deferred tax accounts at December 31, follows:

In millions                                    1998      1997       1996
Current deferred assets and (liabilities):
  Differences between book and tax bases
    of inventories and receivables           $ 37.8    $ 35.7     $ 37.9
  Differences between book and tax
    expense for other employee related
    benefits and allowances                    57.0      44.2       39.3
  Provisions for restructure of
    operations and plant closings
    not yet deductible for tax purposes          -       12.5       11.1
  Other reserves and valuation
    allowances in excess of tax deductions     38.9      60.4       61.6
  Other differences between tax and
    financial statement values                  9.7       8.0       12.5
    Gross current deferred net tax assets     143.4     160.8      162.4
Noncurrent deferred tax assets and
  (liabilities):
  Tax items associated with equity companies   13.0      10.9       10.7
  Postretirement and postemployment
    benefits other than pensions in
    excess of tax deductions                  267.0     266.1      246.7
  Other reserves in excess of tax expense     106.3     112.2       80.5
  Tax depreciation in excess of book
    depreciation                              (67.2)    (66.8)     (60.2)
  Pension contributions in excess of
    book expense                              (35.8)    (36.9)     (52.0)
  Taxes provided for unrepatriated
    foreign earnings                          (22.5)    (28.5)     (28.5)
    Gross noncurrent deferred net tax
     assets                                   260.8     257.0      197.2
    Less:  deferred tax valuation
     allowances                               (24.9)    (42.1)     (34.6)
      Total net deferred tax assets          $379.3    $375.7     $325.0

A total of $22.5 million of deferred taxes have been provided for a portion of the undistributed earnings of subsidiaries operating outside of the United States. As to the remainder, these earnings have been, and under current plans, will continue to be reinvested. Therefore, it is not practicable to estimate the amount of additional taxes which may be payable upon repatriation.

NOTE 15 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS: The company sponsors several postretirement plans that cover most domestic employees. These plans provide for health care benefits and in some instances, life insurance benefits. Postretirement health plans are contributory and are adjusted annually. Life insurance plans are noncontributory. When full-time employees retire from the company between age 55 and 65, most are eligible to receive, at a cost to the retiree, certain health care benefits identical to those available to active employees. After attaining age 65, an eligible retiree's health care benefit coverage becomes coordinated with Medicare. The company funds the benefit costs principally on a pay-as-you-go basis. The following disclosure is provided in accordance with SFAS No. 132 "Employers Disclosure about Pensions and other Postretirement Benefits", which was adopted January 1, 1998.

Summary information on the company's plans at December 31, was as follows:

In millions                                 1998           1997
Change in benefit obligations:
Benefit obligation at beginning of year  $ 597.5        $ 588.3
Service cost                                10.4            7.9
Interest cost                               41.4           38.3
Plan participants' contributions             3.4            2.8
Acquisitions                                   -           30.0
Actuarial losses/(gains)                    36.2          (21.3)
Benefits paid                              (50.2)         (49.0)
Other                                        9.6            0.5
Benefit obligation at end of year        $ 648.3        $ 597.5

Funded status:
Plan assets less than benefit
 obligations                             $(648.3)       $(597.5)
Unrecognized:
 Prior service gains                       (66.7)         (71.8)
 Plan net gains                            (25.6)         (62.0)
Accrued costs in the balance sheet       $(740.6)       $(731.3)

Weighted-average assumptions:
Discount rate                               6.75%          7.00%
Current year medical inflation              7.60%          8.30%
Ultimate inflation rate (2003)              4.50%          4.50%

The components of net periodic postretirement benefits cost for the years ended December 31, were as follows:

In millions                 1998            1997           1996
Service cost               $10.4           $ 7.9          $ 6.4
Interest cost               41.4            38.3           40.6
Net amortization of
 unrecognized:
Prior service gains         (5.1)           (5.1)          (5.3)
Plan net gains              (0.2)           (1.6)          (0.4)
Net periodic postretirement
  benefits cost            $46.5           $39.5          $41.3

A 1% change in the medical trend rate assumed for postretirement benefits would have the following effects at December 31, 1998:

In millions                          1% Increase   1% Decrease
Effect on total of service and
  interest cost components                 $ 3.8        $ (3.5)
Effect on postretirement
  benefit obligation                        49.8         (46.7)

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

Information regarding the company's pension plans in accordance with SFAS No. 132 is as follows:

In millions                                     1998          1997
Change in benefit obligations:
Benefit obligation at beginning of year     $1,929.3      $1,633.7
Service cost                                    44.3          39.7
Interest cost                                  136.3         123.1
Employee contributions                           6.3           4.9
Amendments                                      20.2           3.8
Acquisitions                                     5.6         215.6
Expenses paid                                   (2.9)         (5.0)
Actuarial losses                                89.5          50.2
Benefits paid                                 (147.4)       (128.9)
Foreign exchange impact                         (3.4)         (8.0)
Other                                            0.5           0.2
Benefit obligation at end of year           $2,078.3      $1,929.3

In millions                                     1998          1997
Change in plan assets:
Fair value at beginning of year             $2,031.5      $1,689.4
Actual return on assets                        285.8         316.0
Company contributions                           30.1          21.0
Employee contributions                           6.3           4.9
Acquisitions                                     0.8         132.7
Expenses paid                                   (2.9)         (5.0)
Benefits paid                                 (143.0)       (125.9)
Foreign exchange impact                         (7.3)         (1.6)
Fair value of assets at end of year         $2,201.3      $2,031.5

Funded status:
Plan assets in excess of benefit
 obligations                                $  123.0      $  102.2
Unrecognized:
 Net transition asset                           11.8          12.7
 Prior service costs                            62.9          47.4
 Plan net gains                               (194.3)       (170.6)
Net amount recognized                       $    3.4       $  (8.3)

Prepaid/(accrued) costs included
  in the balance sheet:
Prepaid benefit cost                        $   92.8      $   64.4
Accrued benefit liability                      (91.0)        (75.1)
Intangible asset                                 1.6           2.4
Net amount recognized                       $    3.4      $   (8.3)

Weighted-average assumptions:
Discount rate:
  U.S. plans                                    6.75%         7.00%
  International plans                           6.75%         8.00%
Rate of compensation increase:
  U.S. plans                                    4.50%         4.75%
  International plans                           4.50%         5.50%
Expected return on plan assets:
  U.S. plans                                    9.00%         9.00%
  International plans                           8.00%         8.75%

The components of the company's pension costs for the years ended
December 31, include the following:

In millions                       1998          1997          1996
Service cost                   $  44.3       $  39.7       $  38.7
Interest cost                    136.3         123.1         113.5
Expected return on plan assets  (175.4)       (152.2)       (134.3)
Net amortization of unrecognized:
  Prior service costs              4.8           4.6           3.5
  Transition amount                1.4           1.4           1.4
  Plan net losses                  2.1           0.8           1.5
Net pension cost               $  13.5       $  17.4       $  24.3


The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations more than plan assets were $239.2 million, $196.7 million and $101.0 million, respectively, as of December 31, 1998, and $286.3 million, $234.7 million and $105.5 million, respectively, as of December 31, 1997.

Plan investment assets of domestic plans are balanced between equity securities and cash equivalents or debt securities. Assets of foreign plans are invested principally in equity securities.

Most of the company's domestic employees are covered by savings and other defined contribution plans. Employer contributions and costs are determined based on criteria specific to the individual plans and amounted to approximately $32.4 million, $28.3 million and $27.4 million in 1998, 1997, and 1996, respectively.

The company's costs relating to foreign defined contribution plans, insured plans and other foreign benefit plans were $7.8 million, $11.0 million and $8.2 million in 1998, 1997 and 1996, respectively.

NOTE 17 - BUSINESS SEGMENT INFORMATION: Effective January 1, 1998, the company adopted SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires disclosure of certain financial and descriptive information about operating segments. In addition, SFAS No. 131 requires disclosures about products and services, and geographic areas. Operating segments are defined as components of a company engaging in business activities for which separate financial information is available and evaluated regularly by the chief operating decision maker in assessing performance and allocating resources.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that the operating segments results are prepared on a management basis that is consistent with the manner in which the company disaggregates financial information for internal review and decision making. The company evaluates performance based on operating income contribution rates. Intercompany sales transactions are entirely contained within each segment and are eliminated at the segment level. Segment information from previous years has been restated to conform to the current year presentation.

A description of the company's reportable segments and operations by reportable segment and geographic area for the three years ended December 31, 1998, follows:

Specialty Vehicles - The Specialty Vehicle Segment designs, manufactures and markets powered vehicles that play a niche role in such fields as infrastructure development, commercial construction and material movement. Specialty Vehicles includes Bobcat skid-steer loaders and compact hydraulic excavators; Club Car golf cars; Blaw-Knox pavers; and Ingersoll-Rand compactors, drilling equipment and rough-terrain material handlers.

Air and Temperature Control
The Air and Temperature Control Segment focuses on markets requiring air and refrigerant-gas compression technology and services to provide gas pressure for distribution to end users or to maintain a refrigeration cycle. Air and Temperature Control includes Thermo King transport temperature-control equipment and Ingersoll-Rand air compressors.

Hardware and Tools
The Hardware and Tools Segment concentrates on manufacturing, marketing, and managing the distribution channels required to reach end user customers seeking products that enhance productivity and security in the industrial, construction, and do-it-yourself markets. Hardware and Tools includes architectural hardware products, such as Schlage locks, Von Duprin exit devices, door-control hardware, steel doors, power-operated doors and architectural columns, and tools and related industrial-production equipment.

Engineered Products
The Engineered Products Segment is composed of highly engineered specific application products that are sold on a contract basis. Engineered Products includes Torrington and Fafnir bearings and components, and pumps used in industrial, commercial and municipal applications.

Geographic sales by destination for the years ended December 31 were as follows:

In millions                  1998           1997
Sales
United States            $5,114.5       $4,295.6
Foreign                   3,177.0        2,807.7
Total                    $8,291.5       $7,103.3

Prior to 1997, sales information by geographic area was maintained only on an origination basis, whereas management now reviews geographic sales on a destination basis. Foreign sales on an origination basis for 1998, 1997 and 1996 were $2,782.9 million, $2,483.9 million and $2,468.4 million, respectively.

Long-lived asset information by geographic area as of December 31 was as follows:

In millions                  1998           1997
Long-lived assets
United States            $4,271.9       $4,252.0
Foreign                   1,029.4        1,075.8
Total                    $5,301.3       $5,327.8

A summary of operation by reportable segments for the years ended
December 31, was as follows:

Dollar amounts in millions   1998           1997          1996

Specialty Vehicles
Sales                    $2,180.4       $2,011.8      $1,883.7
Operating income            333.3          226.7         183.8
Operating income as %
  of sales                   15.3%          11.3%          9.8%
Depreciation and
  amortization               59.7           63.3          63.5

Air and Temperature Control
Sales                     2,236.0        1,256.6       1,042.3
Operating income            262.5          133.7         114.3
Operating income as %
   of sales                  11.7%          10.6%         11.0%
Depreciation and
  amortization              105.4           35.7          18.6

Hardware and Tools
Sales                     1,724.2        1,652.1       1,245.0
Operating income            288.3          254.8         189.4
Operating income as %
  of sales                   16.7%          15.4%         15.2%
Depreciation and
  amortization               44.8           39.7          28.6

Engineered Products
Sales                     2,150.9        2,182.8       2,531.9
Operating income            212.2          193.9         239.8
Operating income as %
  of sales                    9.9%           8.9%          9.5%
Depreciation and
  amortization               70.1           72.2          89.5
Total
Sales                    $8,291.5       $7,103.3      $6,702.9
Operating income from
  reportable segments     1,096.3          809.1         727.3
Unallocated corporate
  expenses                  (51.9)         (48.8)        (43.8)
Total operating income   $1,044.4      $   760.3      $  683.5
Total operating income as
  % of sales                 12.6%          10.7%         10.2%
Depreciation and
  amortization from
  reportable segments       280.0          210.9         200.2
Unallocated  depreciation
 and amortization             2.6            1.4           2.4
Total depreciation and
      amortization      $   282.6     $    212.3     $   202.6

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

/S/ David W. Devonshire
David W. Devonshire
Senior Vice President and Chief Financial Officer


Report of Independent Accountants

                                         PricewaterhouseCoopers LLP
                                                   400 Campus Drive
                                             Florham Park, NJ 07932


February 2, 1999

To the Board of Directors and
Shareholders of Ingersoll-Rand Company:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Ingersoll-Rand Company and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP