Form 10-K, Exhibit 13
period 1999-12-31
INGERSOLL RAND CO
filed 2000-03-30
CIK 50485

Exhibit 13



                             INGERSOLL-RAND
                                  1999
                              ANNUAL REPORT
                                   TO
                               SHAREHOLDERS



Consolidated Statement of Income

In millions except per share amounts
For the years ended December 31     1999         1998         1997
Net sales                       $7,666.7     $7,384.7     $6,239.1
Cost of goods sold               5,515.0      5,387.8      4,613.0
Administrative, selling and
  service engineering
  expenses                       1,052.4      1,027.8        902.6
Operating income                 1,099.3        969.1        723.5
Interest expense                  (203.1)      (224.1)      (135.2)
Other income (expense), net        (22.3)       (15.3)        (6.3)
Minority interests                 (29.1)       (23.5)        (3.6)
Earnings before income taxes       844.8        706.2        578.4
Provision for income taxes         299.9        250.7        219.8
Earnings from continuing
  operations                       544.9        455.5        358.6
Discontinued operations
 (net of tax)                       46.2        53.6         21.9
Net earnings                     $ 591.1     $ 509.1       $380.5
Basic earnings per share
    Continuing operations          $3.33       $2.78        $2.20
    Discontinued operations         0.28        0.33         0.13
                                   $3.61       $3.11        $2.33
Diluted earnings per share
    Continuing operations          $3.29       $2.75        $2.18
    Discontinued operations         0.28        0.33         0.13
                                   $3.57       $3.08        $2.31

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheet

In millions except share amounts
December 31                                       1999       1998
Assets
Current assets:
Cash and cash equivalents                      $ 222.9    $  43.5
Marketable securities                              0.5        2.0
Accounts and notes receivable, less
  allowance for doubtful accounts of
  $33.4 in 1999 and $35.4 in 1998                988.5      963.7
Inventories                                      742.1      824.8
Prepaid expenses                                  60.7       55.7
Assets held for sale                             799.7      400.1
Deferred income taxes                             53.9       68.8
                                               2,868.3    2,358.6
Investments in and advances with
 partially owned equity affiliates               198.2      183.6
Property, plant and equipment, at cost:
Land and buildings                               570.3      569.4
Machinery and equipment                        1,514.6    1,492.3
                                               2,084.9    2,061.7
Less-accumulated depreciation                    844.7      825.0
                                               1,240.2    1,236.7
Intangible assets, net                         3,726.3    3,765.8
Deferred income taxes                            158.0      206.0
Other assets                                     209.2      175.7
                                              $8,400.2   $7,926.4
Liabilities and Equity
Current liabilities:
Accounts payable and accruals                 $1,224.4   $1,284.4
Loans payable                                    495.5      318.0
Income taxes                                      19.0       18.8
                                               1,738.9    1,621.2
Long-term debt                                 2,113.3    2,166.0
Postemployment and other benefit liabilities     805.0      820.5
Minority interests                                95.7       33.6
Other liabilities                                161.8      152.5
                                               4,914.7    4,793.8
Company obligated mandatorily redeemable
  preferred securities of subsidiary trust
  holding solely debentures of the company       402.5      402.5
Shareholders' equity:
Common stock, $2 par value, authorized
  600,000,000 shares; issued:
  1999-171,168,096; 1998-168,883,779             342.3      337.8
Capital in excess of par value                   237.8      133.4
Retained earnings                              3,053.1    2,567.3
                                               3,633.2    3,038.5
Unallocated LESOP shares, at cost               (16.5)     (27.0)
Treasury stock, at cost                        (356.7)    (150.9)

Accumulated other comprehensive income         (177.0)    (130.5)
Shareholders' equity                          3,083.0     2,730.1
                                             $8,400.2    $7,926.4

See accompanying Notes to Consolidated Financial Statements.


Consolidated Statement of Shareholders' Equity

In millions

                                                    Capital in                                       Accumulated
                                Total                   excess                                             other
                         shareholders'  Common stock    of par    Retained  Unallocated  Treasury  comprehensive   Comprehensive
                               equity  Amount  Shares    value    earnings        LESOP     stock         income          income

Balance at December 31, 1996 $2,109.9  $220.6   110.3   $143.5    $1,869.6      $(55.6)     $(11.5)        $(56.7)
Net earnings                    380.5                                380.5                                               $380.5
Foreign currency translation    (76.3)                                                                      (76.3)         (76.3)
Reclassification adjustment                                                                                                 3.1
 Total comprehensive income                                                                                              $307.3
Issuance of shares under
  stock plans                     2.8     0.1     0.1      2.7
Exercise of stock options        52.6     2.7     1.3     49.9
Stock split 3-for-2                 -   111.4    55.7   (111.4)
Allocation of LESOP shares       21.9                      7.7                    14.2
Purchase of treasury shares     (33.0)                                                       (33.0)
Cash dividends                  (93.6)                              (93.6)
Balance at December 31, 1997  2,364.8   334.8   167.4     92.4    2,156.5        (41.4)      (44.5)        (133.0)
Net earnings                    509.1                               509.1                                                 509.1
Foreign currency translation      2.5                                                                         2.5           2.5
 Total comprehensive income                                                                                              $511.6
Issuance of shares under
  stock plans                     2.2     0.1     0.1      2.1
Exercise of stock options        45.8     2.9     1.4     42.9
Issuance of equity-linked
  securities                    (16.4)                   (16.4)
Allocation of LESOP shares       26.8                     12.4                    14.4
Purchase of treasury shares    (106.4)                                                      (106.4)
Cash dividends                  (98.3)                             (98.3)
Balance at December 31, 1998  2,730.1   337.8   168.9    133.4   2,567.3         (27.0)     (150.9)        (130.5)
Net earnings                    591.1                              591.1                                                  591.1
Foreign currency translation    (46.5)                                                                      (46.5)        (46.5)
 Total comprehensive income                                                                                              $544.6
Issuance of shares under
  stock plans                     3.0     0.1     0.1      2.9
Exercise of stock options        91.8     4.4     2.2     87.4
Allocation of LESOP shares       24.6                     14.1                    10.5
Purchase of treasury shares    (205.8)                                                      (205.8)
Cash dividends                 (105.3)                           (105.3)
Balance at December 31, 1999 $3,083.0 $ 342.3    171.2  $237.8 $3,053.1         $(16.5)    $(356.7)                     $(177.0)

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

In millions
For the years ended December 31               1999         1998       1997
Cash flows from operating activities:
 Income from continuing operations          $544.9       $455.5     $358.6
 Adjustments to arrive at net cash
   provided by operating activities:
   Depreciation and amortization             272.4        263.6      192.2
   Gain on sale of businesses                (14.6)        (6.6)      (7.7)
   Gain on sale of property, plant
     and equipment                            (3.4)        (8.9)      (3.2)
   Minority interests, net of dividends       (0.2)         0.7        3.4
   Equity earnings/losses,
     net of dividends                         (3.1)        (6.9)     (10.9)
   Deferred income taxes                      41.8          6.2       (9.7)
   Other items                                40.9         26.7       41.8
 Changes in assets and liabilities
   (Increase) decrease in:
     Accounts and notes receivable           (57.7)       109.3        0.2
     Inventories                              56.7        (76.0)      53.0
     Other current and noncurrent
       assets                                 12.8         21.0       (3.1)
   (Decrease) increase in:
     Accounts payable and accruals           (55.6)        86.0       39.6
     Other current and noncurrent
        liabilities                            1.6        (11.0)      13.4
   Net cash provided by operating
      activities                             836.5        859.6      667.6

Cash flows from investing activities:
 Capital expenditures                       (190.5)      (200.9)    (169.8)
 Proceeds from sales of property,
   plant and equipment                        30.4         22.9       34.6
 Proceeds from business dispositions          84.8         58.0      252.8
 Acquisitions, net of cash*                 (161.2)       (55.6)  (2,891.3)
 Decrease (increase) in marketable
    securities                                 1.5          1.8       (0.1)
 Cash (invested in) or advances (to)
    from equity companies                     (2.0)        11.9        5.0
    Net cash used in investing
      activities                            (237.0)      (161.9)  (2,768.8)

Cash flows from financing activities:
 (Decrease) increase in short-term
   borrowings                                (36.8)      (711.9)     685.6
 Debt issuance costs                             -            -      (19.1)
 Proceeds from long-term debt                 21.5          0.2    1,508.6
  Payments of long-term debt                (252.2)      (261.2)    (133.8)
  Net change in debt                        (267.5)      (972.9)   2,041.3
  Issuance of equity-linked securities           -        402.5          -
  Equity-linked securities issuance costs
    and fees                                     -        (12.9)         -
  Net proceeds from issuance of equity-
    linked securities                            -        389.6          -
 Proceeds from exercise of stock
   options                                    70.2         36.2       43.3
 Purchase of treasury stock                 (205.8)      (106.4)     (33.0)
  Dividends paid                            (105.3)       (98.3)     (93.6)
 Other                                        63.3         10.0          -
   Net cash (used in) provided by
      financing activities                  (445.1)      (741.8)   1,958.0
    Net cash provided by discontinued
      operations                              32.8         20.1       58.8
Effect of exchange rate changes on cash
  and cash equivalents                        (7.8)         1.0        5.8
 Net increase (decrease) in cash
   and cash equivalents                      179.4        (23.0)     (78.6)
 Cash and cash equivalents-
    beginning of year                         43.5         66.5      145.1
Cash and cash equivalents-end of year       $222.9        $43.5      $66.5

*Acquisitions:
 Working capital, other than cash          $ (61.0)      $(13.5) $  (113.8)
 Property, plant and equipment               (13.0)       (14.5)    (186.6)
 Intangibles and other assets               (101.4)       (34.9)  (2,739.5)
  Long-term debt and other liabilities        14.2          7.3      148.6
    Net cash used to acquire businesses    $(161.2)      $(55.6) $(2,891.3)

Cash paid during the year for:
 Interest, net of amounts capitalized      $230.4       $206.1     $136.0
  Income taxes                              217.7        245.4      210.4

The company acquired the remaining 49% interest in IDP in a noncash transaction by issuing a note for $377.0 million.

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

Principles of Consolidation: The consolidated financial statements include the accounts of all wholly owned and majority owned subsidiaries. Intercompany transactions and balances have been eliminated. Partially owned equity affiliates companiesare accounted for under the equity method. In conformity with generally accepted accounting principles, management has used estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Significant estimates include accounting for doubtful accounts, amortization and depreciation, warranty, sales returns, taxes and environmental and other contingencies. Actual results could differ from those estimates.

Reclassifications: Certain reclassifications were made to prior year amounts to conform with the 1999 presentation, including classifying two joint ventures as discontinued operations (see Note
2). Unless otherwise noted, all amounts and percentages disclosed in these Notes do not include discontinued operations.

Cash Equivalents: The company considers all highly liquid investments, consisting primarily of time deposits and commercial paper with maturities of three months or less when purchased, to be cash equivalents. Cash equivalents were $73.0 million and $1.9 million at December 31, 1999 and 1998, respectively.

Inventories: Inventories are generally stated at cost, which is not in excess of market. Domestically manufactured inventories of standard products are valued on the last-in, first-out (LIFO) method and all other inventories are valued using the first-in, first-out (FIFO) method.

Property and Depreciation: The company principally uses accelerated depreciation methods for assets placed in service prior to December 31, 1994. Assets acquired subsequent to that date are depreciated using the straight-line method over their estimated useful lives.

Intangible Assets: Intangible assets primarily represent the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Such excess costs are being amortized on a straight-line basis generally over 40 years. Goodwill at December 31, 1999 and 1998, was $3.7 billion. Intangible assets are evaluated for impairment whenever circumstances indicate that the carrying amounts may not be recoverable. Intangible assets also represent costs allocated to patents arising from business acquisitions, and debt issuance costs. These assets are amortized on a straight-line basis over their estimated useful lives. Accumulated amortization at December 31, 1999 and 1998, was $353.5 million and $246.3 million, respectively. Amortization of intangible assets was $112.8 million, $110.1 million and $54.4 million in 1999, 1998 and 1997, respectively.

Income Taxes: Deferred taxes are provided on temporary differences between assets and liabilities for financial reporting and tax purposes as measured by enacted tax rates expected to apply when temporary differences are settled or realized. A valuation allowance is established for deferred tax assets for which realization is not likely.

Environmental Costs: Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Costs to prepare environmental site evaluations and feasibility studies are accrued when the company commits to perform them. Liabilities for remediation costs are recorded when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or the company's commitment to a plan of action. The assessment of this liability, which is calculated based on existing technology, does not reflect any offset for possible recoveries from insurance companies and is not discounted.

Revenue Recognition: Sales of products are recorded for financial reporting purposes generally when the products are shipped.
Provisions for discounts and rebates to customers and other adjustments are generally provided at the time of sale.

Research and Development Costs: Research and development expenditures, including qualifying engineering costs, are expensed when incurred and amounted to $186.2 million in 1999, $169.6 million in 1998 and $138.2 million in 1997.

Comprehensive Income: Comprehensive income includes net income, and currently in the case of the company, only foreign currency translation adjustments. The amounts shown as reclassification adjustments relate to the accumulated foreign currency translation adjustment of entities that had been sold, and thus included in net earnings of the current period.

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

Foreign currency transactions and translations recorded in the income statement increased net earnings by $2.5 million in 1999 and decreased net earnings by $8.0 million and $0.1 million in 1998 and 1997, respectively. Accumulated other comprehensive income was decreased in 1999 by $46.5 million, increased in 1998 by $2.5 million and decreased in 1997 by $73.2 million due to foreign currency equity adjustments related to translation and dispositions.

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

The company also purchases forward contracts to mitigate the exposure of forecasted future cash flows of foreign subsidiaries.
These contracts range in duration from one to 12 months. Gains and losses associated with the change in fair market value of these contracts are recorded in other income.

Earnings Per Share: Basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on the weighted average number of common shares outstanding as well as dilutive potential common shares, which in the company's case comprise shares issuable under stock benefit plans. The weighted average number of common shares outstanding for basic earnings per share calculations were 163,644,073, 163,669,777 and 163,206,932 for 1999, 1998 and 1997,
respectively. For diluted earnings per share purposes, these balances increased by 2,108,724, 1,812,035 and 1,617,803 shares for 1999, 1998 and 1997, respectively, due to the effect of common equivalent shares issuable under the company's stock benefit plans.

Stock-based Compensation: SFAS No. 123, "Accounting for Stock-Based Compensation," requires companies to measure employee stock compensation plans based on the fair value method of accounting or to continue to apply APB No. 25, "Accounting for Stock Issued to Employees," and provide pro forma footnote disclosures under the fair value method in SFAS No. 123. The company continues to apply the principles of APB No. 25 and has provided pro forma fair value disclosures in Note 14.

New Accounting Standard: In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement will become effective beginning January 1, 2001. SFAS No. 133 requires all derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives will be recognized in earnings or other comprehensive income, depending on the designated purpose of the derivative. The company is currently evaluating the impact of adopting the standard and will comply as required.

NOTE 2 - DISCONTINUED OPERATIONS: On August 12, 1999, the company announced its intention to dispose of its interest in Dresser-Rand Company (D-R), a joint venture involved in the reciprocating compressor and turbo machinery business, and Ingersoll-Dresser Pump Company (IDP), a joint venture involved in the engineered pump business. On October 5, 1999, the joint venture partner, as permitted under the joint venture agreements, elected to sell its share of the joint ventures to the company. Effective December 31, 1999, the company completed the purchase of IDP by acquiring the joint venture partner's 49% share for a net purchase price of $377.0 million. A note for the full purchase price was issued to the joint venture partner and was redeemed on January 14, 2000. The net assets have been reported as assets held for sale in the accompanying financial statements, and prior periods have been restated to reflect these businesses as discontinued operations. Historically, IDP had been reported as part of the Engineered Products Segment, while D-R had been reported in other income (expense), net.

The net assets of discontinued operations included in assets held for sale at December 31, are as follows (in millions):

                                             1999              1998

Cash and cash equivalents                 $  49.9           $  28.5
Other current assets                        392.3             416.6
Investments in and advances
  with partially owned affiliates           146.3             161.1
Property, plant and equipment, net          103.1             110.8
Intangibles and other assets                310.7              42.2
Current liabilities                        (194.5)           (227.6)
Other liabilities                           (74.3)            (78.1)
Minority interests                             -             (100.0)
Cumulative translation adjustment            34.6              22.6
Net assets of discontinued operations
  held for sale                           $ 768.1           $ 376.1

Income from discontinued operations included the following results for the years ended December 31 (in millions):

                                 1999         1998         1997
Net sales                      $837.9       $906.8       $864.2
Operating income                 63.9         75.3         36.8
D-R equity earnings              25.4         33.0          9.4
Other income (expense), net       7.4          7.0          4.1
Interest expense                 (1.4)        (1.6)        (1.3)
Minority interest               (23.7)       (30.7)       (13.7)
Earnings before income taxes     71.6         83.0         35.3
Income taxes                     25.4         29.4         13.4
Income from discontinued
  operations                   $ 46.2       $ 53.6       $ 21.9

The payable to D-R has been netted against the assets held for sale. Results reported separately by either D-R or IDP that are presented on a stand-alone basis may differ from the results based on discontinued operations reporting.

NOTE 3 - ACQUISITIONS OF BUSINESSES: On March 30, 1999, the company completed the acquisition of Harrow Industries, Inc. (Harrow), a leading manufacturer of access control technologies, architectural hardware, and decorative bath fittings and accessories. The purchase price was approximately $160.0 million, which included the assumption of certain debt. Since acquisition, the company segregated certain net assets of Harrow that would be sold within twelve months.

In the first quarter of 1998, the company acquired for approximately $15.4 million in cash, substantially all the assets of Johnstone Pump Company (Johnstone). Johnstone manufactures industrial piston pumps, automated dispensing systems and related products for use primarily in the automotive industry. Also in the first quarter of 1998, the company acquired for approximately $18.0 million in cash certain manufacturing assets used to produce residential locks, excluding padlocks, from the Master Lock unit of Fortune Brands, Inc. In the third quarter of 1998, the company acquired full ownership of GHH-RAND Schraubenkcompressoren GmbH & Co. KG (GHH-RAND), a manufacturer of air ends for air compressors. The company previously owned 50% of GHH-RAND Schraubenkcompressoren GmbH & Co. KG (GHH-RAND). In addition, during 1998, the company purchased several smaller businesses.

On October 31, 1997, the company acquired Thermo King Corporation (Thermo King), for approximately $2.56 billion in cash. Thermo King is the world leader in the transport temperature-control business for trailers, truck bodies, seagoing containers, buses and light-rail cars. The following unaudited pro forma consolidated results of operations for the year ended December 31, 1997, reflects the acquisition as though it occurred at the beginning of the year, after adjustments for the impact of interest on acquisition debt and depreciation and amortization of assets.

In millions except per share amounts                       1997
Sales                                                  $7,101.2
Earnings from continuing operations                       368.2
Basic earnings per share - continuing operations          $2.26
Diluted earnings per share - continuing operations         2.23

The above pro forma results are not necessarily indicative of what the actual results would have been had the acquisition occurred at the beginning of the year. Further, the pro forma results are not intended to be a projection of future results of the combined companies.

On April 3, 1997, the company completed the acquisition of Newman
Tonks Group PLC (Newman Tonks), a producer of architectural hardware, for approximately $370.0 million.

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

NOTE 4 - DISPOSITIONS: During the third quarter, the company received proceeds of $47.0 million, which approximated book value on the sale of a portion of the Harrow assets. In December 1999, the company also sold certain net assets of the Automation Division.
The transaction resulted in a net gain of approximately $4.4 million. The company also made several minor dispositions during 1999.

In the first quarter of 1998, the company completed the sale of Ing. G. Klemm Bohrtechnik GmbH. Also, during 1998, the company sold certain assets of Ingersoll-Rand Architectural Hardware Group Limited (formerly Newman Tonks Group Limited PLC). Sale proceeds approximated the book value of these assets. In the third quarter of 1998, the company sold the Spra-Coupe product line, which was reported as part of the Specialty Vehicles Segment. The sale price of approximately $35.0 million resulted in a $9.0 million gain.

On February 14, 1997, the company sold the Clark-Hurth Components Group (Clark-Hurth) for approximately $241.5 million of net cash. This group's 1997 results, inclusive of the sale transaction, produced operating income for the first quarter of approximately $2.7 million, but on an after-tax basis, reduced net earnings by approximately $3.6 million.

NOTE 5 - INVENTORIES:  At December 31, inventories were as follows:

In millions                                 1999           1998
Raw materials and supplies               $ 161.7       $  166.8
Work-in-process                            191.7          195.8
Finished goods                             532.9          607.6
                                           886.3          970.2
Less-LIFO reserve                          144.2          145.4
Total                                   $  742.1       $  824.8

Work-in-process inventories are stated after deducting customer progress payments of $2.0 million in 1999 and $5.6 million in 1998. At December 31, 1999 and 1998, LIFO inventories comprised approximately 51% and 49%, respectively, of consolidated inventories. There were no material liquidations of LIFO layers for all periods presented.

NOTE 6 - INVESTMENTS IN PARTIALLY OWNED EQUITY AFFILIATES: The company has numerous investments, ranging from 20% to 50%, in companies that operate in similar lines of business.

The company's investments in and amounts due to/(from) partially owned equity affiliates amounted to $197.4 million and $0.8 million, respectively, at December 31, 1999, and $184.3 million and $(0.7) million, respectively, at December 31, 1998. The company's equity in the net earnings of its partially owned equity affiliates was $9.5 million, $13.6 million and $18.5 million in 1999, 1998 and 1997 respectively.

The company received dividends based on its equity interests in these companies of $6.4 million, $6.7 million, and $7.6 million in 1999, 1998 and 1997, respectively.

Summarized financial information for these partially owned equity affiliates at December 31, and for the years then ended:

In millions                                  1999           1998
Current assets                           $  329.8       $  392.4
Property, plant and equipment, net          260.0          247.2
Other assets                                 14.1           15.9
Total assets                             $  603.9       $  655.5
Current liabilities                      $  171.5       $  199.5
Long-term debt                               61.3           63.1
Other liabilities                            22.8           20.9
Total shareholders' equity                  348.3          372.0
Total liabilities and equity             $  603.9       $  655.5

In millions                    1999          1998           1997
Net sales                  $  609.3      $  665.8       $  782.0
Gross profit                   88.1          94.9          126.7
Net earnings                   19.5          26.1           37.4

NOTE 7 - ACCOUNTS PAYABLE AND ACCRUALS: Accounts payable and accruals at December 31, were:

In millions                                  1999           1998
Accounts payable                         $  319.2       $  371.5
Accrued:
  Payrolls and benefits                     215.1          235.1
  Taxes other than income                    36.9           39.9
  Insurance and claims                      116.1          106.6
  Postemployment benefits                    82.3           63.3
  Warranties                                 57.8           67.5
  Interest                                   60.6           48.1
Other accruals                              336.4          352.4
                                         $1,224.4       $1,284.4

NOTE 8 - FINANCIAL INSTRUMENTS: The company, as a large multinational company, maintains significant operations in foreign countries. As a result of these global activities, the company is exposed to changes in foreign currency exchange rates, which affect the results of operations and financial condition. The company manages exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of financial instruments.
Generally, the only financial instruments the company utilizes are forward exchange contracts and options.

In late 1999, the company began purchasing commodity contracts to hedge a portion of the costs of metals used in its products.
Activity for 1999 was minimal.

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

At December 31, the contractual amounts were:

In millions                      1999                 1998
                             Buy      Sell        Buy     Sell
Australian dollars        $    -     $ 1.4     $  2.4   $ 11.5
Brazilian reais                -         -          -     13.8
British pounds              29.2      16.3       13.7    158.9
Canadian dollars           107.3      17.9        2.0     42.4
Czech koruna                   -        -           -     10.9
Danish krona                14.5       0.8        5.9      5.9
Euro and euro-linked
  currencies                44.3       5.8      102.8    343.4
Japanese yen                 4.9       0.6        2.8     19.7
New Zealand dollars           -        2.2        3.0      6.4
Singapore dollars            1.3      11.2          -     11.9
Other                        4.4      10.1        0.9      3.6
  Total                   $205.9     $66.3     $133.5   $628.4

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

The counterparties to the company's forward contracts consist of a number of major international financial institutions. The company could be exposed to loss in the event of nonperformance by the counterparties. However, credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis and present no significant credit risk to the company.

The carrying value of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarizes the estimated fair value of the company's remaining financial instruments at December 31:

In millions                                  1999           1998
Long-term debt:
Carrying value                           $2,113.3       $2,166.0
Estimated fair value                      2,083.9        2,299.7
Forward contracts:
Contract (notional) amounts:
  Buy contracts                          $  205.9       $  133.5
  Sell contracts                             66.3          628.4
Fair (market) values:
  Buy contracts                             209.2          142.9
  Sell contracts                             66.5          635.3

Fair value of long-term debt was determined by reference to the December 31, 1999 and 1998, market values of comparably rated debt instruments. Fair values of forward contracts are based on dealer quotes at the respective reporting dates.

NOTE 9 - LONG-TERM DEBT AND CREDIT FACILITIES:
At December 31, long-term debt consisted of:

In millions                                 1999            1998
6 7/8% Notes Due 2003                   $  100.0        $  100.0
6.255% Notes Due 2001                      400.0           400.0
9% Debentures Due 2021                     125.0           125.0
7.20% Debentures Due 2025                  150.0           150.0
6.48% Debentures Due 2025                  150.0           150.0
6.391% Debentures Due 2027                 200.0           200.0
6.443% Debentures Due 2027                 200.0           200.0
Medium-term Notes Due 2001-2028, at
  an average rate of 6.43%                 609.9           679.9
9.75% Clark Debentures Due 2001            100.0           100.0
Clark Medium-term Notes Due 2023,
  at an average rate of 8.22%               50.2            50.2
Other domestic and foreign
  loans and notes, at end-
  of-year average interest
  rates of 5.756% in 1999
  and 6.278% in 1998, maturing
  in various amounts to 2014                28.2            10.9
                                         $2,113.3       $2,166.0


Debt retirements for the next five years are as follows:
$73.1 million in 2000, $736.3 million in 2001, $84.0 million in 2002, $198.3 million in 2003 and $315.5 million in 2004.

In December 1998, the company repurchased $110.0 million of its medium-term notes for $116.9 million including accrued interest.
The average coupon of the notes repurchased was 6.53% with maturities ranging from 2000 to 2005.

At December 31, 1999, the company's committed revolving credit lines consisted of two 364-day lines and a five-year line totalling $1.3 billion and $750.0 million, respectively, both of which were unused. These lines provide support for commercial paper and indirectly provide support for other financing instruments, such as letters of credit and comfort letters, as required in the normal course of business. The company compensates banks for these lines with fees equal to a weighted average of 0.06375% per annum. Available foreign lines of credit were $614.6 million, of which $540.9 million were unused at December 31, 1999. No major cash balances were subject to withdrawal restrictions. At December 31, 1999, and 1998 the average rate of interest for loans payable, excluding the current portion of long-term debt, was 4.186% and 8.306%, respectively.

Capitalized interest on construction and other capital projects amounted to $4.0 million, $4.0 million and $3.2 million in 1999, 1998 and 1997, respectively. Interest income, included in other income (expense), net, was $5.4 million, $7.5 million and $11.0 million in 1999, 1998 and 1997, respectively.

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

The company has established two wholly owned special purpose subsidiaries to purchase accounts and notes receivable at a discount from the company on a continuous basis. These special purpose subsidiaries simultaneously sell an undivided interest in these accounts and notes receivable to a financial institution up to a maximum of $170.0 million. The agreements between the special purpose corporations and the financial institution expire annually and will be renewed with either the current or another financial institution. The company is retained as the servicer of the pooled receivables. During 1999, 1998 and 1997, such sales of receivables amounted to $781.8 million, $723.7 million and $614.0 million, respectively. At December 31, 1999, $170.0 million of such sold receivables remained uncollected.

Receivables, excluding the designated pool of accounts and notes receivable, sold during 1999 and 1998 with recourse, amounted to $57.5 million and $55.4 million, respectively. At December 31, 1999 and 1998, $18.7 million and $12.4 million, respectively, of such receivables sold remained uncollected.

As of December 31, 1999, the company had no significant concentrations of credit risk in trade receivables due to the large number of customers which comprised its receivables base and their dispersion across different industries and countries.
In the normal course of business, the company has issued several direct and indirect guarantees, including performance letters of credit, totalling approximately $104.0 million at December 31, 1999. The company has also guaranteed the residual value of leased product in the aggregate amount of $39.1 million. Upon the termination of a dealer, a newly selected dealer generally acquires the assets of the prior dealer and assumes any related financial obligation. Accordingly, the risk of loss to the company is minimal, and historically, only immaterial losses have been incurred relating to these arrangements. Management believes these guarantees will not adversely affect the consolidated financial statements.

Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased. Total rental expense was $71.6 million in 1999, $71.2 million in 1998 and $69.5 million in 1997. Minimum lease payments required under noncancellable operating leases with terms in excess of one year for the next five years and thereafter, are as follows: $46.3 million in 2000, $37.2 million in 2001, $27.2 million in 2002, $17.9 million in 2003, $15.7 million in 2004 and $25.7 million thereafter.

NOTE 11 - EQUITY-LINKED SECURITIES: In March 1998, the company, together with Ingersoll Financing I, a Delaware statutory business trust of the company (Finance Trust), issued an aggregate of (a) 16,100,000 equity-linked securities, and (b) 1,610,000 Finance Trust 6.22% capital securities, each with a $25 stated liquidation amount (the capital securities). The equity-linked securities consisted of (a) 14,490,000 income equity-linked securities (income securities), and (b) 1,610,000 growth equity-linked securities (growth securities).

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

NOTE 12 - COMMON STOCK: In May 1997, the board of directors authorized the repurchase of up to 15.0 million shares of the company's common stock at management's discretion. Shares repurchased will be used for general corporate purposes. The number of treasury shares at December 31, 1999, and December 31, 1998, were 8,039,516 and 4,494,930, respectively.

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

Initially, the rights are attached to the common stock and are not exercisable. The rights become exercisable and will trade separately from the common stock 10 days following the first public announcement that any person or group has acquired at least 15% of the company's outstanding common stock, or on the 10th day following the commencement or the announcement of an intention to commence a tender offer, which would result in that person or group acquiring beneficial ownership of att least 15 % of the outstanding shares of common stock. Each right would entitle the holder to purchase one-thousandth of a share of Series A Preference Stock at an exercise price of $200.

If any person or group acquires 15% or more of the company's common stock, the rights not held by the 15% shareholder would become exercisable to purchase the company's common stock at a 50% discount. The plan provides that, at any time after a person or group becomes an acquiring person and prior to the acquisition by that person or group of 50% or more of the outstanding common stock, the board may exchange the rights (other than the rights held by the acquiring person, which will have become void), at an exchange ratio of one share of common stock per right.

The new rights will expire on December 22, 2008, unless earlier redeemed or exchanged by the company, as provided in the rights plan. The company may elect to redeem the rights at $0.01 per right.

NOTE 13 - LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN: The company's sponsors a Leveraged Employee Stock Ownership Plan (LESOP) for eligible employees. The LESOP is used to fund certain employee benefit plans. At December 31, 1999, and December 31, 1998, the LESOP held approximately 0.7 million and 1.1 million shares, respectively, which are unallocated. The carrying value0 offor the unallocated shares was $16.5 million and $27.0 million at December 31, 1999, and December 31, 1998, respectively, and is classified as a reduction of shareholders' equity pending allocation to participants. At December 31, 1999, the LESOP owed the company $8.4 million payable in monthly installments through 2001. Company contributions to the LESOP and dividends on unallocated shares are used to make loan principal and interest payments. With each principal and interest payment, the LESOP allocates a portion of the common stock to participating employees.

NOTE 14 - INCENTIVE STOCK PLANS: Under the company's Incentive Stock Plans, key employees have been granted options to purchase common shares at prices not less than the fair market value at the date of the grant. Options issued before December 31, 1998, became exercisable one year after the date of the grant and expire at the end of 10 years. Options issued after January 1, 1999, become exercisable ratably over a three year period from their date of grant and expire at the end of 10 years. The plans, approved in 1990, 1995 and 1998, also authorize stock appreciation rights
(SARs) and stock awards.

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the company continues to account for its stock plans in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, compensation expense has been recognized for SARs (which were generally settled for cash) and for stock awards.

Under SFAS No. 123, compensation cost for the applicable provisions of the company's incentive stock plans would be determined based upon the fair value at the grant date for awards issued since 1996. Applying this methodology would have reduced net earnings and diluted earnings per share by approximately $8.5 million and five cents per share for 1999; $14.7 million and nine cents per share for 1998; and $10.0 million and six cents per share for 1997. On December 15, 1996, the company cancelled SARs which were previously attached to 2,758,500 stock options. Included in the SFAS No. 123 expense for 1997 was approximately $1.5 million (or one cent per share) for the cost of this revocation. The average fair values of the options granted during 1999, 1998 and 1997 were estimated at $14.15, $8.06 and $8.55, respectively, on the date of grant, using the Black-Scholes option-pricing model, which included the
following assumptions:
                                   1999           1998           1997
Dividend yield                     1.27%          1.42%          1.61%
Volatility                        29.59%         25.76%         22.59%
Risk-free interest rate            4.93%          5.39%          6.52%
Forfeiture rate                     --              --             --
Expected life                    4 years        4 years        4 years


Changes in options outstanding under the plans were as follows:

                Shares subject      Option Price  Weighted average
                     to option   range per share    exercise price
January 1, 1997      5,955,150      $13.83-31.13            $23.25
Granted              2,031,000       30.33-41.28             34.14
Exercised          (1,905,250)       13.83-28.54             22.74
Canceled              (37,500)       26.21-26.63             26.29
December 31, 1997    6,043,400      $13.83-41.28            $27.06
Granted              2,280,250       37.03-47.03             42.45
Exercised           (1,419,525)      13.83-40.47             25.65
Cancelled             (69,600)       24.08-41.28             33.75
December 31, 1998    6,834,525      $14.77-47.03            $32.43
Granted              2,816,480       49.09-69.75             50.50
Exercised           (2,216,558)      14.77-46.00             31.74
Cancelled              (93,590)      26.21-26.63             48.99
December 31, 1999    7,340,857      $15.13-69.75            $39.35

At December 31, 1999, there were 402,050 SARs outstanding with no stock options attached. The company has reserved 10,309,456 shares for future awards at December 31, 1999. In addition, 554,875 440,422 shares of common stock were reserved for future issue, contingent upon attainment of certain performance goals and future service and 229,427 shares have been earned but deferred at December 31, 1999.

 The following table summarizes information concerning currently outstanding and exercisable options:
                                     Options                Options
                                   outstanding            exercisable
                               Weighted    Weighted               Weighted
                     Number     average     average    Number      average
     Range of     outstanding  remaining   exercise  exercisable  exercise
  exercise price  at 12/31/99    life       price    at 12/31/99    price

  $15.13-$20.00        81,400     1.2      $15.64         81,400   $15.64
   20.01- 25.00     1,213,250     4.4       23.06      1,213,250    23.06
   25.01- 30.00       663,500     6.4       26.31        663,500    26.31
   30.01- 35.00       952,300     7.3       33.65        952,300    33.65
   35.01- 40.00             -       -           -              -        -
   40.01- 45.00     1,630,867     8.1       42.26      1,545,734    42.23
   45.01- 50.00     2,254,290     9.1       49.01         68,483    46.45
   50.01- 55.00       350,000     9.3       51.46              -        -
   55.01- 60.00             -       -           -              -        -
   60.01- 65.00        45,900     9.7       62.59              -        -
   65.01- 69.75       149,350     9.4       65.93              -        -
  $15.13-$69.75     7,340,857              $39.35      4,524,667   $32.53

The weighted average number of shares exercisable and the weighted average exercise prices were 4,561,025 shares at a price of $27.44 for December 31, 1998, and 4,012,400 shares at a price of $23.47 for December 31, 1997.

The company also maintains a shareholder-approved Management
Incentive Unit Award Plan. Under the plan, qualifying executives are awarded incentive units. When dividends are paid on common stock, dividends are awarded to unit holders, one-half of which is paid in cash, the remaining half of which is credited to the participant's account in the form of so-called common stock equivalents. The fair value of accumulated common stock equivalents is paid in cash upon the participant's retirement. The number of common stock equivalents credited to participants' accounts at December 31, 1999 and 1998, are315,210 484,341 and 513,470, respectively.

NOTE 15 - INCOME TAXES: Earnings before income taxes for the years ended December 31, were taxed within the following jurisdictions:

In millions                    1999          1998           1997
United States                $669.0        $539.9         $452.5
Foreign                       175.8         166.3          125.9
Total                        $844.8        $706.2         $578.4

The provision for income taxes was as follows:

In millions                    1999          1998           1997
Current tax expense:
  United States              $220.5        $183.2         $176.9
  Foreign                      37.6          61.3           52.6
  Total current               258.1         244.5          229.5
Deferred tax expense:
  United States                26.4          12.0           (0.9)
  Foreign                      15.4          (5.8)          (8.8)
  Total deferred               41.8           6.2           (9.7)
Total provision for
    income taxes             $299.9        $250.7         $219.8

The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory income tax rate to pretax income, as a result of the following differences:

                                       Percent of pretax income
                                     1999       1998       1997
Statutory U.S. rates                 35.0%      35.0%      35.0%
Increase (decrease) in rates
  resulting from:
  Amortization of goodwill            2.0        2.5        2.1
  Foreign operations                 (1.0)       0.1       (0.4)
 Foreign sales corporation           (1.7)      (2.0)      (0.9)
  State and local income taxes,
    net of U.S. tax                   2.1        2.3        1.3
  Puerto Rico - Sec 936 Credit       (1.8)      (2.2)      (0.6)
  Other                               0.9       (0.2)       1.5
Effective tax rate                   35.5%      35.5%      38.0%

A summary of the deferred tax accounts at December 31, follows:

In millions                                    1999     1998       1997
Current deferred assets and (liabilities):
  Differences between book and tax bases
    of inventories and receivables           $ 21.1   $ 21.4     $ 22.4
  Differences between book and tax
    expense for other employee related
    benefits and allowances                    8.5      16.7        4.5
  Other reserves and valuation
    allowances in excess of tax deductions    35.4      28.3       62.4
  Other differences between tax and
    financial statement values                (11.1)     2.4        1.7
    Gross current deferred net tax assets     53.9      68.8       91.0
Noncurrent deferred tax assets and
  (liabilities):
  Postretirement and postemployment
    benefits other than pensions in
    excess of tax deductions                 262.4     255.1      255.4
  Other reserves in excess of tax expense    119.2     124.0      118.9
  Tax depreciation in excess of book
    depreciation                            (124.7)    (96.0)     (95.2)
  Pension contributions in excess of
    book expense                             (38.5)    (32.6)     (34.2)
  Taxes provided for unrepatriated
    foreign earnings                         (22.5)    (22.5)     (28.5)
    Gross noncurrent deferred net tax
     assets                                  195.9     228.0      216.4
    Less:  deferred tax valuation
     allowances                              (37.9)    (22.0)     (36.7)
Total net deferred tax assets               $211.9    $274.8     $270.7

A total of $22.5 million of deferred taxes have been provided for a portion of the undistributed earnings of subsidiaries operating outside of the United States. As to the remainder, these earnings have been, and under current plans, will continue to be reinvested. Therefore, it is not practicable to estimate the amount of additional taxes which may be payable upon repatriation.

NOTE 16 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS: The company sponsors several postretirement plans that cover most domestic employees. These plans provide for health care benefits and in some instances, life insurance benefits. Postretirement health plans are contributory and are adjusted annually. Life insurance plans are noncontributory. When fulltime employees retire from the company between age 55 and 65, most are eligible to receive, at a cost to the retiree, certain health care benefits identical to those available to active employees. After attaining age 65, an eligible retiree's health care benefit coverage becomes coordinated with Medicare. The company funds the benefit costs principally on a pay-as-you-go basis.

Summary information on the company's plans at December 31, was as follows:

In millions                                 1999           1998
Change in benefit obligations:
Benefit obligation at beginning of year  $ 610.3        $ 567.4
Service cost                                 8.8            9.6
Interest cost                               38.0           38.9
Plan participants' contributions             4.3            3.2
Actuarial (gains)/losses                   (36.8)          29.6
Benefits paid                              (58.4)         (48.0)
Other                                        0.2            9.6
Benefit obligation at end of year        $ 566.4        $ 610.3

Funded status:
Plan assets less than benefit
 obligations                             $(566.4)       $(610.3)
Unrecognized:
 Prior service gains                       (54.5)         (59.0)
 Plan net gains                            (55.7)         (20.2)
Accrued costs in the balance sheet       $(676.6)       $(689.5)

Weighted-average assumptions:
Discount rate                               7.50%          6.75%
Current year medical inflation              6.50%          7.60%
Ultimate inflation rate (2003)              5.00%          4.50%

The components of net periodic postretirement benefits cost for the years ended December 31, were as follows:

In millions                 1999            1998          1997
Service cost               $ 8.8           $ 9.6         $ 7.3
Interest cost               38.0            38.9          36.3
Net amortization of
 unrecognized:
Prior service gains         (4.2)           (4.5)         (4.5)
Plan net gains                 -               -          (0.9)
Net periodic postretirement
  benefits cost            $42.6           $44.0         $38.2


A 1% change in the medical trend rate assumed for postretirement benefits would have the following effects at December 31, 1999:

In millions                          1% Increase   1% Decrease
Effect on total of service and
  interest cost components                 $ 3.6        $ (3.4)
Effect on postretirement
  benefit obligation                        47.3         (41.4)

NOTE 17 - PENSION PLANS: The company has noncontributory pension plans covering substantially all domestic employees. In addition, certain employees in other countries are covered by pension plans. The company's domestic salaried plans principally provide benefits based on a career average earnings formula.
The company's hourly pension plans provide benefits under flat benefit formulas. Foreign plans provide benefits based on earnings and years of service. Most of the foreign plans require employee contributions based on the employee's earnings. In addition, the company maintains other supplemental benefit plans for officers and other key employees. The company's policy is to fund an amount which could be in excess of the pension cost expensed, subject to the limitations imposed by current statutes or tax regulations.

Information regarding the company's pension plans in accordance with SFAS No. 132 is as follows:

In millions                                     1999          1998
Change in benefit obligations:
Benefit obligation at beginning of year     $1,985.7      $1,845.2
Service cost                                    42.0          37.7
Interest cost                                  132.1         130.3
Employee contributions                           4.5           5.2
Amendments                                       3.6          19.4
Acquisitions                                    35.7           5.6
Expenses paid                                   (3.9)         (2.6)
Actuarial (gains)/losses                      (113.2)         91.4
Benefits paid                                 (142.4)       (143.1)
Foreign exchange impact                        (14.0)         (3.9)
Other                                            4.6           0.5
Benefit obligation at end of year           $1,934.7      $1,985.7

In millions                                     1999          1998
Change in plan assets:
Fair value at beginning of year             $2,133.2      $1,977.0
Actual return on assets                        197.7         262.7
Company contributions                           17.4          37.7
Employee contributions                           4.5           5.2
Acquisitions                                    48.7           0.8
Expenses paid                                   (3.8)         (2.6)


In millions                                     1999          1998
Benefits paid                                 (140.2)       (140.6)
Foreign exchange impact                        (10.6)         (7.0)
Fair value of assets at end of year         $2,246.9      $2,133.2

Funded status:
Plan assets in excess of benefit
 obligations                                $  312.2      $  147.5
Unrecognized:
 Net transition asset                            6.9           8.0
 Prior service costs                            58.1          54.1
 Plan net gains                               (317.2)       (186.3)
Net amount recognized                       $   60.0       $  23.3

Prepaid/(accrued) costs included
  in the balance sheet:
Prepaid benefit cost                        $  136.7      $   95.0
Accrued benefit liability                      (79.7)        (73.1)
Intangible asset                                 3.0           1.4
Net amount recognized                       $   60.0      $   23.3

Weighted-average assumptions:
Discount rate:
  U.S. plans                                    7.50%         6.75%
  International plans                           6.00%         6.75%
Rate of compensation increase:
  U.S. plans                                    5.25%         4.50%
  International plans                           3.50%         4.50%
Expected return on plan assets:
  U.S. plans                                    9.00%         9.00%
  International plans                           7.75%         8.00%

The components of the company's pension costs for the years ended
December 31, include the following:

In millions                       1999          1998          1997
Service cost                   $  42.0       $  37.7       $  33.4
Interest cost                    132.1         130.3         117.7
Expected return on plan assets  (183.0)       (170.3)       (148.6)
Net amortization of unrecognized:
  Prior service costs              5.9           3.7           3.6
  Transition amount                0.7           0.7           0.6
  Plan net losses                  2.9           2.3           0.9
Net pension cost               $   0.6       $   4.4       $   7.6

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations more than plan assets were $151.9 million, $117.3 million and $37.7 million, respectively, as of December 31, 1999, and $169.0 million, $136.8 million and $59.1 million, respectively, as of December 31, 1998.

Plan investment assets of domestic plans are balanced between equity securities and cash equivalents or debt securities. Assets of foreign plans are invested principally in equity securities.

Most of the company's domestic employees are covered by savings and other defined contribution plans. Employer contributions and costs are determined based on criteria specific to the individual plans and amounted to approximately $25.1 million, $29.0 million and $25.0 million in 1999, 1998 and 1997, respectively.

The company's costs relating to foreign defined contribution plans, insured plans and other foreign benefit plans were $4.1 million, $5.3 million and $8.6 million in 1999, 1998 and 1997, respectively.

NOTE 18 - BUSINESS SEGMENT INFORMATION: Operating segments are defined as components of a company engaging in business activities for which separate financial information is available and evaluated regularly by the chief operating decision maker in assessing performance and allocating resources.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that the operating segments results are prepared on a management basis that is consistent with the manner in which the company disaggregates financial information for internal review and decision making. The company evaluates performance based on operating income contribution rates. Intercompany sales transactions are entirely contained within each segment and are eliminated at the segment level. A description of the company's reportable segments is as follows:

Specialty Vehicles
The Specialty Vehicles Segment designs, manufactures and markets powered vehicles that play a niche role in such fields as infrastructure development, commercial construction and material movement. Specialty Vehicles includes Bobcat skid-steer loaders and compact hydraulic excavators, Club Car golf cars and industrial vehicles, Blaw-Knox and ABG pavers, and Ingersoll-Rand compactors, drilling equipment and rough-terrain material handlers.

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

Engineered Products
The Engineered Products Segment is composed of highly engineered specific application products that are sold on a contract basis.
Engineered Products includes Torrington and Fafnir bearings and components.

Sales by destination and long-lived asset by geographic area for the years ended December 31 were as follows:

In millions                  1999           1998          1997
Sales
United States            $5,051.5       $4,770.8      $4,003.5
Foreign                   2,615.2        2,613.9       2,235.6
Total                    $7,666.7       $7,384.7      $6,239.1

In millions                  1999           1998
Long-lived assets
United States            $4,247.0       $4,211.9
Foreign                     928.7          966.3
Total                    $5,175.7       $5,178.2

A summary of operations by reportable segments for the years ended December 31, were as follows:

Dollar amounts in millions   1999           1998          1997

Specialty Vehicles
Sales                    $2,347.8       $2,180.4      $2,011.8
Operating income            405.3          333.3         226.7
Operating income as %
  of sales                   17.3%          15.3%         11.3%
Depreciation and
  amortization               60.2           59.7          63.3

Air and Temperature Control
Sales                     2,211.8        2,236.0       1,256.6
Operating income            286.7          262.5         133.7
Operating income as %
   of sales                  13.0%          11.7%         10.6%
Depreciation and
  amortization              106.2          105.4          35.7

Hardware and Tools
Sales                     1,874.2        1,724.2       1,652.1
Operating income            320.3          288.3        254.8
Operating income as %
  of sales                   17.1%          16.7%         15.4%
Depreciation and
  amortization               52.2           44.8          39.7

Engineered Products
Sales                     1,232.9        1,244.1       1,318.6
Operating income            144.2          136.9         157.1
Operating income as %
  of sales                   11.7%          11.0%         11.9%
Depreciation and
  amortization               51.6           51.1          52.1

Total
Sales                    $7,666.7       $7,384.7      $6,239.1
Operating income from
  reportable segments     1,156.5        1,021.0         772.3
Unallocated corporate
  expenses                  (57.2)         (51.9)        (48.8)
Total operating income   $1,099.3       $  969.1      $  723.5
Total operating income as
  % of sales                 14.3%          13.1%         11.6%
Depreciation and
  amortization from
  reportable segments       270.2          261.0         190.8
Unallocated  depreciation
  and amortization            2.2            2.6           1.4
Total depreciation and
  amortization           $  272.4     $    263.6     $   192.2

NOTE 19 - SUBSEQUENT EVENTS (Unaudited): On February 2, 2000, the company completed the purchase of D-R by acquiring the joint venture partner's 51% share for a net purchase price of approximately $536.0 million in cash. The company intends to divest of this business (see Note 2).

On February 9, 2000, the company agreed to sell its IDP unit to the Flowserve Corporation for $775.0 million in cash. The transaction is subject to regulatory approval and is expected to close during the second quarter of 2000.

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

/S/David W. Devonshire
Executive Vice President and Chief Financial Officer


Report of Independent Accountants

                                         PricewaterhouseCoopers LLP
                                                   400 Campus Drive
                                             Florham Park, NJ 07932


February 1, 2000

To the Board of Directors and
Shareholders of Ingersoll-Rand Company:


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Ingersoll-Rand Company and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/S/PricewaterhouseCoopers LLP